

XILINX®

2011 Form 10-K & Proxy
















Financial Highlights

(In Thousands, Except Per Share Amounts)	FY 2011	FY 2010
Net Revenues	$ 2,369,445	$ 1,833,554
Operating Income	$ 795,399	$ 432,149
Net Income	$ 641,875	$ 357,484
Diluted Earnings Per Share	$ 2.39	$ 1.29
Cash Dividends Declared Per Share	$ 0.64	$ 0.60
Net Revenues By End Markets (Percent of Total Net Revenues)		
Communications	47%	47%
Industrial & Other	32%	31%
Consumer & Automotive	15%	15%
Data Processing	6%	7%
Net Revenues By Geography (Percent of Total Net Revenues)		
North America	30%	34%
Asia Pacific	36%	35%
Europe	26%	22%
Japan	8%	9%


XILINX

2011 Form 10-K

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)
[X] Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended April 2, 2011.

[ ] Transition report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934
For the transition period from ______to______.

Commission File Number 000-18548

Xilinx, Inc.
(Exact name of registrant as specified in its charter)

Delaware	**77-0188631**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
2100 Logic Drive, San Jose, CA	**95124**
(Address of principal executive offices)	(Zip Code)

(Registrant's telephone number, including area code) **(408) 559-7778**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	**Name of each exchange on which registered**
Common stock, $0.01 par value	The NASDAQ Global Select Market

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES ☒ NO ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. YES ☐ NO ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES ☒ NO ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). YES ☒ NO ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405) is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). YES ☐ NO ☒

The aggregate market value of the voting stock held by non-affiliates of the registrant based upon the closing price of the registrant's common stock on October 2, 2010 as reported on the NASDAQ Global Select Market was approximately $4,743,128,000. Shares of common stock held by each executive officer and director and by each person who owns 5% or more of the outstanding common stock have been excluded in that such persons may be deemed affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

As of May 20, 2011, the registrant had 265,625,429 shares of Common Stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Parts of the Proxy Statement for the Registrant's Annual Meeting of Stockholders to be held on August 10, 2011 are incorporated by reference into Part III of this Annual Report on Form 10-K.

XILINX, INC.
FORM 10-K
For the Fiscal Year Ended April 2, 2011

TABLE OF CONTENTS

		Page
PART I		
Item 1.	Business	3
Item 1A.	Risk Factors	11
Item 1B.	Unresolved Staff Comments	19
Item 2.	Properties	19
Item 3.	Legal Proceedings	20
PART II		
Item 5.	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	21
Item 6.	Selected Financial Data	23
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	24
Item 7A.	Quantitative and Qualitative Disclosures about Market Risk	38
Item 8.	Financial Statements and Supplementary Data	39
Item 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	75
Item 9A.	Controls and Procedures	75
Item 9B.	Other Information	75
PART III		
Item 10.	Directors, Executive Officers and Corporate Governance	76
Item 11.	Executive Compensation	76
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	76
Item 13.	Certain Relationships and Related Transactions, and Director Independence	77
Item 14.	Principal Accountant Fees and Services	77
PART IV		
Item 15.	Exhibits and Financial Statement Schedules	78
Signatures		80

PART I

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be found throughout this Annual Report and particularly in Items 1. "Business" and 3. "Legal Proceedings" which contain discussions concerning our development efforts, strategy, new product introductions, backlog and litigation. Forward-looking statements involve numerous known and unknown risks and uncertainties that could cause actual results to differ materially and adversely from those expressed or implied. Such risks include, but are not limited to, those discussed throughout this document as well as in Item 1A. "Risk Factors." Often, forward-looking statements can be identified by the use of forward-looking words, such as "may," "will," "could," "should," "expect," "believe," "anticipate," "estimate," "continue," "plan," "intend," "project" and other similar terminology, or the negative of such terms. We disclaim any responsibility to update or revise any forward-looking statement provided in this Annual Report or in any of our other communications for any reason.

ITEM 1. BUSINESS

Xilinx, Inc. (Xilinx, the Company or we) designs, develops and markets programmable platforms. These programmable platforms have several components:

- integrated circuits (ICs) in the form of programmable logic devices (PLDs), including Extensible Processing Platforms (EPPs);
- software design tools to program the PLDs;
- targeted reference designs;
- printed circuit boards; and
- intellectual property (IP), which consists of Xilinx and various third-party verification and IP cores.

In addition to its programmable platforms, Xilinx provides design services, customer training, field engineering and technical support.

Our PLDs include field programmable gate arrays (FPGAs), complex programmable logic devices (CPLDs) that our customers program to perform desired logic functions and EPPs, which combine industry standard ARM® processor-based systems with programmable logic in a single device. Our products are designed to provide high integration and quick time-to-market for electronic equipment manufacturers in end markets such as wired and wireless communications, industrial, scientific and medical, aerospace and defense, audio, video and broadcast, consumer, automotive and data processing. We sell our products globally through independent domestic and foreign distributors and through direct sales to original equipment manufacturers (OEMs) by a network of independent sales representative firms and by a direct sales management organization.

Xilinx was founded and incorporated in California in February 1984. In April 1990, the Company reincorporated in Delaware. Our corporate facilities and executive offices are located at 2100 Logic Drive, San Jose, California 95124, and our website address is www.xilinx.com.

Industry Overview

There are three principal types of ICs used in most digital electronic systems: processors, which generally are utilized for control and computing tasks; memory devices, which are used for storing program instructions and data; and logic devices, which generally are used to manage the interchange and manipulation of digital signals within a system. Xilinx designs and develops PLDs, a type of logic device. Alternatives to PLDs include application specific integrated circuits (ASICs) and application specific standard products (ASSPs). PLDs, ASICs and ASSPs compete with each other since they may be utilized in many of the same types of applications within electronic systems. However, variations in unit pricing, development cost, product performance, reliability, power consumption, capacity, functionality, ease of use and time-to-market determine the degree to which the devices compete for specific applications.

PLDs have key competitive advantages over competing ASICs and ASSPs, including:

- Faster time-to-market and increased design flexibility. Both of these advantages are enabled by Xilinx desktop software which allows users to implement and revise their designs quickly. In contrast, ASICs and ASSPs require significant development time and offer limited, if any, flexibility to make design changes.
- PLDs are standard components. This means that the same device can be sold to many different users for a myriad of applications. In sharp contrast, ASICs and ASSPs are customized for an individual user or a specific application.

PLDs are generally disadvantaged in terms of relative device size. ASICs and ASSPs tend to be smaller than PLDs, resulting in a lower unit cost. However, there is a high fixed cost associated with ASIC and ASSP development that is not applicable to PLD customers. This fixed cost of development is expected to significantly increase on next generation technology nodes. From a total cost of development perspective, ASICs and ASSPs have generally been more cost effective when used in high-volume production; and PLDs have generally been more cost effective when used in low- to mid-volume production. However, we expect PLDs to be able to address higher volume applications and gain market share from ASIC and ASSP suppliers as the fixed cost of ASIC and ASSP development increases on next generation technology nodes, eroding their respective cost advantages.

An overview of typical PLD end market applications for our products is shown in the following table:

End Markets	Sub-Segments	Applications
Communications	Wireless	• 3G/4G Base Stations • Wireless Backhaul
	Wireline	• Metro Area Networks • Optical Networks • Enterprise Switches • Mid-end and High-end Routers
Industrial and Other	Industrial, Scientific and Medical	• Factory Automation • Medical Imaging • Test and Measurement Equipment
	Aerospace and Defense	• Satellite Surveillance • Radar and Sonar Systems • Secure Communications
Consumer and Automotive	Consumer	• Digital Televisions • Digital Video Recorders • SetTop Boxes
	Automotive	• Infotainment Systems • Driver Information Systems • Vision-Based Driver Assistance Systems
	Audio, Video and Broadcast	• Cable Head-end Systems • Post Production Equipment • Broadcast Cameras
Data Processing	Storage and Servers	• Security and Encryption • Computer Peripherals
	Office Automation	• Copiers • Printers

Strategy and Competition

Our strategy for expansion is the displacement of ASICs and ASSPs in the development of next generation electronic systems. The costs and risks associated with application-specific devices can only be justified for a short list of high volume commodity products. Programmable platforms, alternatively, are becoming critical for our customers to meet increasingly stringent product requirements – cost, power, performance and density – in a business environment characterized by increased complexity, shrinking market windows, rapidly changing market demands, capped engineering budgets, escalating ASIC and ASSP non-recurring engineering costs and increased economic and development risk.

With every new generation of FPGAs, our strategy is to increase the performance, densities and system-level functionality, while driving down cost and power consumption at each manufacturing process node. Secondly, our strategy is to provide simpler, smarter programmable platforms and design methodologies that free up engineers to focus on end product innovation and differentiation.

Our PLDs compete in the logic IC industry, an industry that is intensely competitive and characterized by rapid technological change, increasing levels of integration, product obsolescence and continuous price erosion. We expect increased competition from our primary PLD competitors, Altera Corporation (Altera), Lattice Semiconductor Corporation (Lattice) and Microsemi Corporation (Microsemi), and from new companies that may enter the traditional programmable logic market segment. In addition, we expect continued competition from the ASIC market, which has been ongoing since the inception of FPGAs, and the ASSP market. Other competitors include manufacturers of:

- high-density programmable logic products characterized by FPGA-type architectures;
- high-volume and low-cost FPGAs as programmable replacements for ASICs and ASSPs;
- ASICs and ASSPs with incremental amounts of embedded programmable logic;
- high-speed, low-density CPLDs;
- high-performance digital signal processing (DSP) devices;
- products with embedded processors;
- products with embedded multi-gigabit transceivers; and
- other new or emerging programmable logic products.

We believe that important competitive factors in the logic IC industry include:

- product pricing;
- time-to-market;
- product performance, reliability, quality, power consumption and density;
- field upgradability;
- adaptability of products to specific applications;
- ease of use and functionality of software design tools;
- availability and functionality of predefined IP;
- inventory and supply chain management;
- access to leading-edge process technology and assembly capacity; and
- ability to provide timely customer service and support.

Silicon Product Overview

A brief overview of the silicon product offerings follows in the table below. These products, other than the 28-nanometer (nm) product families that we introduced in fiscal 2011, comprise the majority of our revenues. Additionally, some of our more mature product families have been excluded from the table, although they continue to generate revenues. We operate and track our results in one operating segment for financial reporting purposes.

Product Families

PLDs	Date Introduced	Capacity	Process Technology
Virtex®-7	June 2010	286K to 2M Logic Cells	28-nm
Kintex™-7	June 2010	30K to 478K Logic Cells	28-nm
Artix™-7	June 2010	18K to 352K Logic Cells	28-nm
Zynq™-7000	March 2011	28K to 235K Logic Cells	28-nm
Virtex-6	February 2009	75K to 760K Logic Cells	40-nm
Spartan®-6	February 2009	4K to 150K Logic Cells	45-nm
Virtex-5	May 2006	20K to 330K Logic Cells	65-nm
Virtex-4	June 2004	12K to 200K Logic Cells	90-nm

Spartan-3A	December 2006	2K to 54K Logic Cells	90-nm
Spartan-3E	March 2005	2K to 33K Logic Cells	90-nm
Spartan-3	April 2003	2K to 75K Logic Cells	90-nm

See information under the caption "Results of Operations – Net Revenues" in Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" for information about our revenues from our product families.

28-nm Product Families

The 7 series devices are fabricated on a high-K metal gate, high performance, low power 28-nm process technology. These devices are based on a unified architecture, which enables design and IP portability across all families and provides designers the ability to achieve the appropriate combination of I/O support, performance, feature quantities, packaging and power consumption to address a wide range of applications. The 7 series devices consist of the following three families:

- Virtex-7 FPGAs are optimized for applications requiring the highest capacity, performance, DSP and serial connectivity. Target applications include 400G and 100G line cards, high-performance computing and test and measurement applications.
- Kintex-7 FPGAs represent Xilinx's first mid-range FPGA family. These devices maximize price-performance and performance per watt. Target applications include wireless LTE infrastructure, video display technology and medical imaging.
- Artix-7 FPGAs offer the lowest power and system cost at higher performance than alternative high volume FPGAs. These devices are targeted to high volume applications such as handheld portable ultrasound devices, multi-function printers and software defined radio.

The Zynq-7000 family is first family of Xilinx EPPs. This new class of product combines an industry-standard ARM dual-core Cortex™-A9 MPCore™ processing system with Xilinx unified 28-nm architecture. There are four devices in the Zynq-7000 EPP family that allow designers to target cost sensitive as well as high-performance applications from a single platform using industry-standard tools. These devices are expected to enable incremental market opportunities in applications such as industrial motor control, driver assistance and smart surveillance systems.

40-nm and 45-nm Product Families

The Virtex-6 FPGA family consists of 13 devices and is the sixth generation in the Virtex series of FPGAs. Virtex-6 FPGAs are fabricated on a high-performance, 40-nm process technology. There are three Virtex-6 families, and each is optimized to deliver different feature mixes to address a variety of markets as follows:

- Virtex-6 LXT FPGAs - optimized for applications that require high-performance logic, DSP and serial connectivity with low-power 6.6G serial transceivers.
- Virtex-6 SXT FPGAs - optimized for applications that require ultra high-performance DSP and serial connectivity with low-power 6.6G serial transceivers.
- Virtex-6 HXT FPGAs - optimized for communications applications that require the highest-speed serial connectivity with up to 11.2G serial transceivers.

The latest generation in the Spartan FPGA series, the Spartan-6 FPGA family, is fabricated on a low-power 45-nm process technology. The Spartan-6 family is the PLD industry's first 45-nm high-volume FPGA family, consisting of 11 devices in two product families:

- Spartan-6 LX FPGAs – optimized for applications that require the lowest cost.
- Spartan-6 LXT FPGAs – optimized for applications that require LX features plus 3.125G serial transceivers.

65-nm Product Families

The Virtex-5 FPGA family consists of 26 devices in five product families: Virtex-5 LX FPGAs for logic-intensive designs, Virtex-5 LXT FPGAs for high-performance logic with serial connectivity, Virtex-5 SXT FPGAs for high-performance DSP with serial connectivity, Virtex-5 FXT FPGAs for embedded processing with serial connectivity and Virtex-5 TXT FPGAs for high-bandwidth serial connectivity.

Other Product Families

Prior generation Virtex families include Virtex-4, Virtex-II Pro, Virtex-II, Virtex-E and the original Virtex family. Spartan family FPGAs include 90-nm Spartan-3 FPGAs, the Spartan-3E family and the Spartan-3A family. Prior generation Spartan families include Spartan-IIE, Spartan-II, Spartan XL and the original Spartan family.

CPLDs operate on the lowest end of the programmable logic density spectrum. CPLDs are single-chip, nonvolatile solutions characterized by instant-on and universal interconnect. CPLDs combine the advantages of ultra low power consumption with the benefits of high performance and low cost. Prior generations of CPLDs include the CoolRunner and XC9500 product families.

EasyPath™ FPGAs

EasyPath FPGAs offer customers a fast, simple method of cost-reducing FPGA designs. EasyPath FPGAs use the same production masks and fabrication process as standard FPGAs and are tested to a specific customer application to improve yield and lower costs. As a result, EasyPath FPGAs provide customers with significant cost reduction when compared to the standard FPGA devices without the conversion risk, engineering effort, or the additional time required to move to an ASIC. The latest generation of EasyPath FPGAs and EasyPath-7 FPGAs provide lower total product cost of ownership for cost-reducing high performance FPGAs.

Design Platforms and Services

Programmable Platforms

We offer three types of programmable platforms that support our customers' designs and reduce their development efforts:

The Base Platform is the delivery vehicle for all of our new silicon offerings used to develop and run customer-specific software applications and hardware designs. Released at launch, the Base Platform is comprised of: FPGA silicon; Integrated Software Environment (ISE®) Design Suite design environment; integration support of optional third-party synthesis, simulation, and signal integrity tools; reference designs; development boards and IP.

The Domain-Specific Platform targets one of the three primary Xilinx FPGA user profiles: the embedded processing developer; the DSP developer; or the logic/connectivity developer. It accomplishes this by augmenting the Base Platform with a targeted set of integrated technologies, including: higher-level design methodologies and tools; domain-specific IP including embedded, DSP and connectivity; domain-specific development hardware and reference designs; and operating systems and software.

The Market-Specific Platform enables software or hardware developers to quickly build and run their specific application or solution. Built for specific markets such as automotive, consumer, aerospace and defense, communications, audio, video and broadcast, industrial, or scientific and medical, the Market-Specific Platform integrates both the Base and Domain-Specific Platforms with higher targeted applications elements such as IP, reference designs and boards optimized for a particular market.

Design Tools

To accommodate the various design methodologies and design flows employed by the wide range of our customers' user profiles such as system designers, algorithm designers, software coders and logic designers, we provide the appropriate design environment tailored to each user profile for design creation, design implementation and design verification.

The Xilinx ISE Design Suite features a complete tool chain for the three domain-specific categories: embedded, DSP and logic/connectivity. To further enhance productivity and help customers better manage the complexity of their designs, the ISE Design Suite enables designers to target area, performance, or power by simply selecting a design goal in the setup. In fiscal 2011 we acquired AutoESL Design technologies, Inc (AutoESL), a leading provider of high level C,C++ and System C synthesis technology to provide a more direct flow in retargeting DSPs and general purpose processors designs into our FPGAs. The Xilinx ISE Design Suite also interoperates with a wide range of third-party electronic design automation (EDA) software point-tools offerings.

Intellectual Property

Xilinx and various third parties offer hundreds of no charge and fee-bearing IP core licenses covering Ethernet, memory controllers and PCIe® interface, as well as an abundance of domain-specific IP in the areas of embedded, DSP and connectivity, as well as market-specific IP cores. In addition, our products and technology leverage industry standards such as ARM AMBA® AXI-4 interconnect technology, IP_XACT and IEEE P1735 encryption to facilitate plug-and-play FPGA design and take advantage of the large ecosystem of ARM IP developers.

Development Boards, Kits and Configuration Products

In addition to the broad selection of legacy development boards presently offered, we have introduced a new unified board strategy that enables the creation of a standardized and coordinated set of base boards available both from Xilinx and our ecosystem partners, all utilizing the industry-standard extensions that enable customization for market specific applications. Adopting this standard for all of our base boards enables the creation of a unified, scalable and extensible delivery mechanism for all Xilinx programmable platforms.

We also offer comprehensive development kits including hardware, design tools, IP and reference designs that are designed to streamline and accelerate the development of domain-specific and market-specific applications.

Finally, Xilinx offers a range of configuration products including one-time programmable and in-system programmable storage devices to configure Xilinx FPGAs. These PROM (programmable read-only memory) products support all of our FPGA devices.

Third-Party Alliances

Xilinx and certain third parties have developed and continue to offer a robust ecosystem of IP, boards, tools, services and support through the Xilinx alliance program. Xilinx also works with these third parties to promote our programmable platforms through third-party tools, IP, software, boards and design services.

Engineering Services

Xilinx engineering services provide customers with engineering resources to augment their design teams and to provide expert design-specific advice. Xilinx tailors its engineering services to the needs of its customers, ranging from hands-on training to full design creation and implementation.

Research and Development

Our research and development (R&D) activities are primarily directed toward the design of new ICs, the development of new software design automation tools for hardware and embedded software, the design of logic IP, the adoption of advanced semiconductor manufacturing processes for ongoing cost reductions, performance and signal integrity improvements and lowering PLD power consumption. As a result of our R&D efforts, we have introduced a number of new products during the past several years including the Virtex-7, Kintex-7, Artix-7, and Zynq 7000. Virtex-6 and Spartan-6 families. Additionally, we have made enhancements to our IP core offerings and introduced new versions of our ISE Design Suite. We extended our collaboration with our foundry suppliers in the development of 65-nm, 45-nm and 40-nm manufacturing technology and we were the first company in the PLD industry to ship 45-nm high-volume as well as 28-nm FPGA devices.

Our R&D challenge is to continue to develop new products that create cost-effective solutions for customers. In fiscal 2011, 2010 and 2009, our R&D expenses were $392.5 million, $369.5 million and $355.4 million, respectively. We believe technical leadership and innovation are essential to our future success and are committed to maintaining a significant level of R&D investment.

Sales and Distribution

We sell our products to OEMs and to electronic components distributors who resell these products to OEMs or contract manufacturers.

We use dedicated global sales and marketing organizations as well as independent sales representatives to generate sales. In general, we focus our direct demand creation efforts on a limited number of key accounts with independent sales representatives often serving those customers in defined territories. Distributors create demand within the balance of our customer base. Distributors also provide vendor-managed inventory, value-added services and logistics for a wide range of our OEM customers.

Whether Xilinx, the independent sales representative, or the distributor identifies the sales opportunity, a local distributor will process and fulfill the majority of all customer orders. In such situations, distributors are the sellers of the products and as such they bear all legal and financial risks generally related to the sale of commercial goods, such as credit loss, inventory shrinkage, theft and foreign currency fluctuations, but excluding indemnity and warranty liability.

In accordance with our distribution agreements and industry practice, we have granted our authorized distributors the contractual right to return certain amounts of unsold product on a periodic basis and also receive price adjustments for unsold product in the case of a subsequent change in list prices. Revenue recognition on shipments to distributors worldwide is deferred until the products are sold to the distributors' end customers.

Avnet, Inc. (Avnet) distributes the substantial majority of our products worldwide. No end customer accounted for more than 10% of our net revenues in fiscal 2011, 2010 or 2009. As of April 2, 2011 and April 3, 2010, Avnet accounted for 79% and 83%, respectively, of our total accounts receivable. Resale of product through Avnet accounted for 51%, 49% and 55% of our worldwide net revenues in fiscal 2011, 2010 and 2009, respectively. We also use other regional distributors throughout the world. We believe distributors provide a cost-effective means of reaching a broad range of customers while providing efficient logistics services. Since PLDs are standard products, they do not present many of the inventory risks to distributors posed by ASICs, and they simplify the requirements for distributor technical support. From time to time, we may add or terminate distributors in specific geographies, or move customers to a direct support model as we deem appropriate given our strategies, the level of distributor business activity and distributor performance and financial condition. For example, in the fourth quarter of fiscal 2010, we terminated our relationship with one of our North American-based distributors. See "Note 2. Summary of Significant Accounting Policies and Concentrations of Risk" to our consolidated financial statements, included in Item 8. "Financial Statements and Supplementary Data," for information about concentrations of credit risk and "Note 17. Segment Information" for information about our revenues from external customers and domestic and international operations.

Backlog

As of April 2, 2011, our backlog from OEM customers and backlog from end customers reported by our distributors scheduled for delivery within the next three months was $266.0 million, compared to $282.0 million as of April 3, 2010. Orders from end customers to our distributors are subject to changes in delivery schedules or to cancellation without significant penalty. As a result, backlogs from both OEM customers and end customers reported by our distributors as of any particular period may not be a reliable indicator of revenue for any future period.

Wafer Fabrication

As a fabless semiconductor company, we do not manufacture wafers used for our IC products or PROMs. Rather, we purchase wafers from multiple foundries including United Microelectronics Corporation (UMC), Taiwan Semiconductor Manufacturing Company Limited (TSMC), Toshiba Corporation (Toshiba), Seiko Epson Corporation (Seiko), Samsung Electronics Co., Ltd. (Samsung) and He Jian Technology (Suzhou) Co., Ltd. Currently, UMC manufactures the substantial majority of our wafers.

Precise terms with respect to the volume and timing of wafer production and the pricing of wafers produced by the semiconductor foundries are determined by periodic negotiations with each wafer foundry.

Our strategy is to focus our resources on market development and creating new ICs and software design tools rather than on wafer fabrication. We continuously evaluate opportunities to enhance foundry relationships and/or obtain additional capacity from our main suppliers as well as other suppliers of wafers manufactured with leading-edge process technologies.

Sort, Assembly and Test

Wafers are sorted by the foundry or independent sort subcontractors. Sorted die are assembled by subcontractors. During the assembly process, the wafers are separated into individual die, which are then assembled into various package types. Following assembly, the packaged units are generally tested by Xilinx personnel at our Singapore facility or by independent test subcontractors. We purchase most of our assembly and some of our test services from Siliconware Precision Industries Ltd. in Taiwan, Amkor Technology, Inc. in Korea and the Philippines and STATS ChipPAC Ltd. in Singapore.

Quality Certification

Xilinx has achieved quality management systems certification for ISO 9001:2000 for our facilities in San Jose, California; Dublin, Ireland; Longmont, Colorado; Singapore and Albuquerque, New Mexico. In addition, Xilinx achieved ISO 14001 and TL 9000 environmental and quality certifications in the San Jose, Dublin, Singapore and Albuquerque locations.

Patents and Licenses

While our various proprietary intellectual property rights are important to our success, we believe our business as a whole is not materially dependent on any particular patent or license, or any particular group of patents or licenses. As of April 2, 2011, we held more than 2,500 issued United States (U.S.) patents, which vary in duration, and over 600 pending U.S. patent applications relating to our proprietary technology. We maintain an active program of filing for additional patents in the areas of, but not limited to, circuits, software, IC architecture, IP, system design, testing methodologies and other technologies relating to our products and business. We have licensed some parties to certain portions of our patent portfolio and obtained licenses to certain third-party patents as well.

We have acquired various licenses from third parties to certain technologies that are implemented in IP or embedded in our PLDs, such as processors. Those licenses support our continuing ability to make and sell these PLDs to our customers. We also sublicense

certain third-party proprietary software and open-source software, such as compilers, for our design tools. Continued use of those software components is important to the operation of the design tools upon which customers depend.
We maintain the Xilinx trade name as well as numerous trademarks, and registered trademarks including Xilinx, the Xilinx logo, Artix, Kintex, Virtex, Spartan, ISE, Zynq and associated logos. Maintaining these rights, and the goodwill associated with these trademarks and logos, is important to our business. We also have license rights to use certain trademarks owned by consortiums and other trademark owners that are related to our products and business.

We intend to continue to protect our IP (including, for example, patents, copyrights and trademarks) vigorously. We believe that failure to enforce our intellectual property rights or failure to protect our trade secrets effectively could have an adverse effect on our financial condition and results of operations. We incurred, and in the future we may continue to incur, litigation expenses to defend against claims of infringement and to enforce our intellectual property rights against third parties. However, any such litigation may or may not be successful.

Employees

As of April 2, 2011, we had 3,099 employees compared to 2,948 as of the end of the prior fiscal year. None of our employees are represented by a labor union. We have not experienced any work stoppages and believe we maintain good employee relations.

Executive Officers of the Registrant

Certain information regarding the executive officers of Xilinx as of June 1, 2011 is set forth below:

Name	Age	Position
Moshe N. Gavrielov	56	President and Chief Executive Officer (CEO)
Scott R. Hover-Smoot	56	Vice President, General Counsel and Secretary
Jon A. Olson	57	Senior Vice President, Finance and Chief Financial Officer (CFO)
Victor Peng	51	Senior Vice President, Programmable Platforms Development
Raja G. Petrakian	47	Senior Vice President, Worldwide Operations
Vincent F. Ratford	59	Senior Vice President, Worldwide Marketing and Business Development
Vincent L. Tong	49	Senior Vice President, Worldwide Quality and New Product Introductions
Frank A. Tornaghi	56	Senior Vice President, Worldwide Sales

There are no family relationships among the executive officers of the Company or the Board of Directors.

Moshe N. Gavrielov joined the Company in January 2008 as President and CEO and was appointed to the Board of Directors in February 2008. Prior to joining the Company, Mr. Gavrielov served at Cadence Design Systems, Inc., an electronic design automation company, as Executive Vice President and General Manager of the Verification Division from April 2005 through November 2007. Mr. Gavrielov served as CEO of Verisity Ltd., an electronic design automation company, from March 1998 to April 2005 prior to its acquisition by Cadence Design Systems, Inc. Prior to joining Verisity, Mr. Gavrielov spent nearly 10 years at LSI Corporation (formerly LSI Logic Corporation), a semiconductor manufacturer, in a variety of executive management positions, including Executive Vice President of the Products Group, Senior Vice President and General Manager of International Marketing and Sales and Senior Vice President and General Manager of LSI Logic Europe plc. Prior to joining LSI Corporation, Mr. Gavrielov held various engineering and engineering management positions at Digital Equipment Corporation and National Semiconductor Corporation.

Scott R. Hover-Smoot joined the Company in October 2007 as Vice President, General Counsel and Secretary. From November 2001 to October 2007, Mr. Hover-Smoot served as Regional Counsel and Director of Legal Operations with TSMC, an independent semiconductor foundry. He served as Vice President and General Counsel of California Micro Devices Corporation, a provider of application-specific protection devices and display electronics devices from June 1994 to November 2001. Prior to joining California Micro Devices Corporation, Mr. Hover-Smoot spent over 20 years working in law firms including Berliner-Cohen, Flehr, Hohbach, Test, Albritton & Herbert and Lyon & Lyon.

Jon A. Olson joined the Company in June 2005 as Vice President, Finance and CFO. Mr. Olson was promoted to his current position of Senior Vice President, Finance and CFO in August 2006. Prior to joining the Company, Mr. Olson spent more than 25 years at Intel Corporation, a semiconductor chip maker, serving in a variety of positions, including Vice President, Finance and Enterprise Services, Director of Finance.

Victor Peng joined the Company in April 2008 as Senior Vice President, Silicon Engineering Group and assumed his current position of Senior Vice President, Programmable Platforms Development in November 2008. Prior to joining the Company, Mr. Peng served as Corporate Vice President, Graphics Products Group at Advanced Micro Devices (AMD), a provider of processing solutions, from November 2005 to April 2008. Before joining AMD, Mr. Peng served as Vice President of Silicon Engineering in the Graphics Products Group business unit at ATI Technologies, a graphics processor unit provider, from November 2005 until its acquisition by AMD. Before joining ATI Technologies, Mr. Peng served as Vice President of Engineering at TZero Technologies, a fabless semiconductor company, from September 2004 to April 2005. From November 2000 to September 2004, Mr. Peng served as Vice President of Engineering at MIPS Technologies, a semiconductor design IP company.

Raja G. Petrakian joined the Company in October 1995 and has served in a number of key roles within Operations, most recently as Senior Director of Supply Chain Management and Vice President of Supply Chain Management. Dr. Petrakian was promoted to his current position of Senior Vice President, Worldwide Operations in March 2009. Prior to joining Xilinx, Dr. Petrakian spent more than three years at the IBM T.J. Research Center serving as a research staff member in the Manufacturing Research Department.

Vincent F. Ratford joined the Company in January 2006 as Senior Director of Marketing and Business Development. Mr. Ratford was promoted to Vice President and General Manager in October 2007. He was promoted to Senior Vice President, Solutions Development Group in April 2008 and assumed his current position of Senior Vice President, Worldwide Marketing in November 2008. Prior to joining the Company, he served as President and CEO of AccelChip, Inc., a provider of synthesis software tools for designing DSP systems, from July 2004 until its acquisition by Xilinx in January 2006. Prior to that, Mr. Ratford operated the consulting firm, DeepTech Consulting, from April 2002 to July 2004. Mr. Ratford worked at Virage Logic Corporation, a provider of semiconductor IP, as Vice President of Marketing and Business Development from July 2000 to April 2002 and as Vice President of Sales and Marketing from February 1998 to July 2000. Before joining Virage Logic, Mr. Ratford served as Chief Operating Officer of the Microtec Division of Mentor Graphics, a provider of hardware and software design solutions to semiconductor companies, from October 1995 to December 1997. Before joining the Microtec Division, he was Director of Marketing for Mentor Graphics' System Design Division from May 1993 to October 1995.

Vincent L. Tong joined the Company in May 1990 and has served in a number of key roles, most recently as Vice President of Product Technology and as Vice President, Worldwide Quality and Reliability. In April 2008, he was promoted to his current position of Senior Vice President, Worldwide Quality and New Product Introductions. Prior to joining the Company, Mr. Tong served in a variety of engineering positions at Monolithic Memories, a producer of logic devices, and AMD. Mr. Tong serves on the board of the Global Semiconductor Alliance, a non-profit semiconductor organization.

Frank A. Tornaghi joined the Company in February 2008 as Vice President, Worldwide Sales and was promoted to his current position of Senior Vice President, Worldwide Sales in April 2008. Prior to joining the Company, Mr. Tornaghi spent 22 years at LSI Corporation. Mr. Tornaghi acted as an independent consultant from April 2006 until he joined the Company. He served as Executive Vice President, Worldwide Sales at LSI Corporation from July 2001 to April 2006 and as Vice President, North America Sales, from May 1993 to July 2001. From 1984 until May 1993, Mr. Tornaghi held various management positions in sales at LSI Corporation.

Additional Information

We make available, via a link through our investor relations website located at www.investor.xilinx.com, access to our Annual Report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and any amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the U.S. Securities Exchange Act of 1934, as amended (Exchange Act) as soon as reasonably practicable after they are electronically filed with or furnished to the Securities and Exchange Commission (SEC). All such filings on our investor relations website are available free of charge. Printed copies of these documents are also available to stockholders without charge, upon written request directed to Xilinx, Inc., Attn: Investor Relations, 2100 Logic Drive, San Jose, CA 95124. Further, a copy of this Annual Report on Form 10-K is located at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding our filings at http://www.sec.gov. The content on any website referred to in this filing is not incorporated by reference into this filing unless expressly noted otherwise.

Additional information required by this Item 1 is incorporated by reference to the section captioned "Net Revenues – Net Revenues by Geography" in Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" and to "Note 17. Segment Information" to our consolidated financial statements, included in Item 8. "Financial Statements and Supplementary Data."

This annual report includes trademarks and service marks of Xilinx and other companies that are unregistered and registered in the U.S. and other countries.

ITEM 1A. RISK FACTORS

The following risk factors and other information included in this Annual Report on Form 10-K should be carefully considered. The risks and uncertainties described below are not the only risks to the Company. Additional risks and uncertainties not presently known to the Company or that the Company's management currently deems immaterial also may impair its business operations. If any of the risks described below were to occur, our business, financial condition, operating results and cash flows could be materially adversely affected.

Our success depends on our ability to develop and introduce new products and failure to do so would have a material adverse impact on our financial condition and results of operations.

Our success depends in large part on our ability to develop and introduce new products that address customer requirements and compete effectively on the basis of price, density, functionality, power consumption and performance. The success of new product introductions is dependent upon several factors, including:

- timely completion of new product designs;
- ability to generate new design opportunities or design wins;
- availability of specialized field application engineering resources supporting demand creation and customer adoption of new products;
- ability to utilize advanced manufacturing process technologies on circuit geometries of 45-nm and smaller;
- achieving acceptable yields;
- ability to obtain adequate production capacity from our wafer foundries and assembly and test subcontractors;
- ability to obtain advanced packaging;
- availability of supporting software design tools;
- utilization of predefined IP of logic;
- customer acceptance of advanced features in our new products; and
- market acceptance of our customers' products.

Our product development efforts may not be successful, our new products may not achieve industry acceptance and we may not achieve the necessary volume of production that would lead to further per unit cost reductions. Revenues relating to our mature products are expected to decline in the future, which is normal for our product life cycles. As a result, we may be increasingly dependent on revenues derived from design wins for our newer products as well as anticipated cost reductions in the manufacture of our current products. We rely primarily on obtaining yield improvements and corresponding cost reductions in the manufacture of existing products, and on introducing new products that incorporate advanced features and other price/performance factors that enable us to increase revenues while maintaining consistent margins. To the extent that such cost reductions and new product introductions do not occur in a timely manner, or to the extent that our products do not achieve market acceptance at prices with higher margins, our financial condition and results of operations could be materially adversely affected.

We rely on independent foundries for the manufacture of all of our products and a manufacturing problem or insufficient foundry capacity could adversely affect our operations.

Nearly all of our wafers were manufactured either in Taiwan, by UMC, or in Japan, by Toshiba. In addition, the wafers for our older products are manufactured in Japan by Seiko and the wafers for some of our newer products are manufactured in South Korea, by Samsung and in Taiwan, by TSMC. Terms with respect to the volume and timing of wafer production and the pricing of wafers produced by the semiconductor foundries are determined by periodic negotiations between Xilinx and these wafer foundries, which usually result in short-term agreements that do not provide for long-term supply or allocation commitments. We are dependent on these foundries, especially UMC, which supplies the substantial majority of our wafers. We rely on UMC and our other foundries to produce wafers with competitive performance and cost attributes. Therefore, the foundries must be able to transition to advanced manufacturing process technologies and increased wafer sizes, produce wafers at acceptable yields and deliver them in a timely manner. We cannot guarantee that the foundries that supply our wafers will not experience manufacturing problems, including delays in the realization of advanced manufacturing process technologies or difficulties due to limitations of new and existing process technologies. Furthermore, we cannot guarantee the foundries will be able to manufacture sufficient quantities of our products or continue to manufacture a product for the full life of the product. In addition, unpredictable economic conditions may adversely impact the financial health and viability of the foundries and result in their insolvency or their inability to meet their commitments to us. For example, in the first quarter of fiscal 2010, we experienced supply shortages due to the difficulties encountered by the foundries when they had to rapidly increase their production capacities from low utilization levels to high utilization levels because of an unexpected increase in demand. In the fourth quarter of fiscal 2010 and first nine months of fiscal 2011, we also experienced supply shortages due to very strong demand for our products and a surge in demand for semiconductors in general, which has led to tightening of foundry capacity across the industry. The insolvency of a foundry or any significant manufacturing problem or insufficient foundry capacity would disrupt our operations and negatively impact our financial condition and results of operations.

We have established other sources of wafer supply for many of our products in an effort to secure a continued supply of wafers. However, establishing, maintaining and managing multiple foundry relationships require the investment of management resources as well as additional costs. If we do not manage these relationships effectively, it could adversely affect our results of operations.

General economic conditions and the related deterioration in the global business environment could have a material adverse effect on our business, operating results and financial condition.

During the past three years, global consumer confidence eroded amidst concerns over declining asset values, inflation, volatility in energy costs, geopolitical issues, the availability and cost of credit, rising unemployment, and the stability and solvency of financial institutions, financial markets, businesses and sovereign nations, among other concerns. These concerns slowed global economic growth and resulted in recessions in numerous countries, including many of those in North America, Europe and Asia. These economic conditions had a negative impact on our results of operations during the third and fourth quarters of fiscal 2009 and the first and second quarters of fiscal 2010 due to reduced customer demand. While there have been recent improvements in global economic conditions and our results of operations improved during the second half of fiscal 2010 and fiscal 2011, there is no guarantee that these improvements will continue in the future. Recent events have shown that the financial conditions of sovereign nations, particularly in Europe, are of continuing concern. If unpredictable economic conditions persist or worsen, a number of negative effects on our business could result, including customers or potential customers reducing or delaying orders, the insolvency of key suppliers, which could result in production delays, the inability of customers to obtain credit, and the insolvency of one or more customers. Any of these effects could impact our ability to effectively manage inventory levels and collect receivables and ultimately decrease our net revenues and profitability.

The semiconductor industry is characterized by cyclical market patterns and a significant industry downturn could adversely affect our operating results.

The semiconductor industry is highly cyclical and our financial performance has been affected by downturns in the industry. Down cycles are generally characterized by price erosion and weaker demand for our products. Weaker demand for our products resulting from economic conditions in the end markets we serve and reduced capital spending by our customers can result, and in the past has resulted in excess and obsolete inventories and corresponding inventory write-downs. We attempt to identify changes in market conditions as soon as possible; however, the dynamics of the market in which we operate make prediction of and timely reaction to such events difficult. Due to these and other factors, our past results are not reliable predictors of our future results.

The nature of our business makes our revenues difficult to predict which could have an adverse impact on our business.

In addition to the challenging market conditions we may face, we have limited visibility into the demand for our products, particularly new products, because demand for our products depends upon our products being designed into our end customers' products and those products achieving market acceptance. Due to the complexity of our customers' designs, the design to volume production process for our customers requires a substantial amount of time, frequently longer than a year. In addition, we are dependent upon "turns" (orders received and turned for shipment in the same quarter). These factors make it difficult for us to forecast future sales and project quarterly revenues. The difficulty in forecasting future sales impairs our ability to project our inventory requirements, which could result, and in the past has resulted, in inventory write-downs or failure to timely meet customer product demands. In addition, difficulty in forecasting revenues compromises our ability to provide forward-looking revenue and earnings guidance.

If we are not able to successfully compete in our industry, our financial results and future prospects will be adversely affected.

Our PLDs compete in the logic IC industry, an industry that is intensely competitive and characterized by rapid technological change, increasing levels of integration, product obsolescence and continuous price erosion. We expect increased competition from our primary PLD competitors, Altera, Lattice and Microsemi (which acquired Actel Corporation during the third quarter of fiscal 2011), and from new market entrants. In addition, competition from the ASIC market and from the ASSP market continues. We believe that important competitive factors in the logic IC industry include:

- product pricing;
- time-to-market;
- product performance, reliability, quality, power consumption and density;
- field upgradeability;
- adaptability of products to specific applications;
- ease of use and functionality of software design tools;
- availability and functionality of predefined IP of logic;
- inventory and supply chain management;
- access to leading-edge process technology and assembly capacity; and
- ability to provide timely customer service and support.

Our strategy for expansion in the logic market includes continued introduction of new product architectures that address high-volume, low-cost and low-power applications as well as high-performance, high-density applications. In addition, we anticipate continued pricing pressure from our customers to reduce prices, which may outpace our ability to lower the cost for established products. However, we may not be successful in executing these strategies.

Other competitors include manufacturers of:

- high-density programmable logic products characterized by FPGA-type architectures;
- high-volume and low-cost FPGAs as programmable replacements for ASICs and ASSPs;
- ASICs and ASSPs with incremental amounts of embedded programmable logic;
- high-speed, low-density complex programmable logic devices;
- high-performance DSP devices;
- products with embedded processors;
- products with embedded multi-gigabit transceivers; and
- other new or emerging programmable logic products.

Several companies have introduced products that compete with ours or have announced their intention to sell PLD products. To the extent that our efforts to compete are not successful, our financial condition and results of operations could be materially adversely affected.

The benefits of programmable logic have attracted a number of competitors to this segment. We recognize that different applications require different programmable technologies, and we are developing architectures, processes and products to meet these varying customer needs. Recognizing the increasing importance of standard software solutions, we have developed common software design tools that support the full range of our IC products. We believe that automation and ease of design are significant competitive factors in this segment.

We could also face competition from our licensees. In the past we have granted limited rights to other companies with respect to certain of our older technology, and we may do so in the future. Granting such rights may enable these companies to manufacture and market products that may be competitive with some of our older products.

Recent events in Japan may adversely impact our business.

In March 2011, the northern region of Japan experienced a severe earthquake followed by a tsunami and nuclear plant shutdown. These events caused significant damages in that region and have adversely affected Japan's infrastructure and economy. While Japan is a resilient country, and we expect Japan to recover from this devastation, it is unknown when such recovery will occur.

Certain of our foundries and manufacturing plants in our supply chain are located in Japan and were negatively impacted by the natural disasters, particularly as a result of disruptions to the country's power supply. For example, certain suppliers of wafers and substrates were temporarily forced to halt production. While we have secured alternate sources for these materials, there can be no assurance that we will not experience the absence of components or supplies, delays in obtaining their delivery or increases in prices in the future as the impact of the natural disasters in Japan unfolds.

In addition, a number of our customers are located in Japan, which accounted for 8% of our revenue in fiscal 2011. As a result of the earthquake, we were temporarily unable to ship product to customers located in the areas impacted by the natural disaster. Other customers not located near the epicenter of the earthquake may also be affected by the consequences of these natural disasters. If adverse conditions persist, we may experience delay or cancellation of orders from such customers, which would adversely affect our revenue and results of operations.

In addition, a nuclear power plant in the region was damaged and released radiation into the atmosphere. The impact of this radiation is unknown at this time. If the consequences of the radiation are more severe than currently anticipated, our customers and suppliers may be affected. Any significant disruption of our suppliers' and customers' business in Japan could have an adverse impact on our business.

Increased costs of wafers and materials, or shortages in wafers and materials, could adversely impact our gross margins and lead to reduced revenues.

If greater demand for wafers is not offset by an increase in foundry capacity, or market demand for wafers or production and assembly materials increases, or if a supplier of our wafers ceases or suspends operations, our supply of wafers and other materials could become limited. Such shortages raise the likelihood of potential wafer price increases and wafer shortages or shortages in materials at production and test facilities and our resulting potential inability to address customer product demands in a timely manner. For example, as a result of the March 2011 earthquake in Japan, certain suppliers were forced to temporarily halt production, resulting in a tightening of supply for those materials. Such shortages of wafers and materials as well as increases in wafer prices or materials could adversely affect our gross margins and would adversely affect our ability to meet customer demands and lead to reduced revenue.

We depend on distributors, primarily Avnet, to generate a majority of our sales and complete order fulfillment.

Resale of product through Avnet accounted for 51% of our worldwide net revenues in fiscal 2011, and as of April 2, 2011, Avnet accounted for 79% of our total accounts receivable. To align with our strategic initiative to consolidate our distribution channel, we have further strengthened our partnership with Avnet and recently, Avnet committed more personnel and resources to our business. In return for these long-term commitments, we agreed to temporarily extend payment terms for Avnet, which increased our trade accounts receivable balance and days sales outstanding (DSO) as of the end of our second and third quarter of fiscal 2011 compared to our historical level. Our trade accounts receivable balance and DSO levels specific to Avnet decreased in the fourth quarter of fiscal 2011 when Avnet returned to standard payment terms. Any adverse change to our relationship with Avnet or our remaining distributors could have a material impact on our business. Furthermore, if a key distributor materially defaults on a contract or otherwise fails to perform, our business and financial results would suffer. In addition, we are subject to concentrations of credit risk in our trade accounts receivable, which includes accounts of our distributors. A significant reduction of effort by a distributor to sell our products or a material change in our relationship with one or more distributors may reduce our access to certain end customers and adversely affect our ability to sell our products.

In addition, the financial health of our distributors and our continuing relationships with them are important to our success. Unpredictable economic conditions may adversely impact the financial health of some of these distributors, particularly our smaller distributors. This could result in the insolvency of certain distributors, the inability of distributors to obtain credit to finance the purchase of our products, or cause distributors to delay payment of their obligations to us and increase our credit risk exposure. Our business could be harmed if the financial health of these distributors impairs their performance and we are unable to secure alternate distributors.

We are dependent on independent subcontractors for most of our assembly and test services, and unavailability or disruption of these services could negatively impact our financial condition and results of operations.

We are also dependent on subcontractors to provide semiconductor assembly, substrate, test and shipment services. Any prolonged inability to obtain wafers with competitive performance and cost attributes, adequate yields or timely delivery, any disruption in assembly, test or shipment services, or any other circumstance that would require us to seek alternative sources of supply, could delay shipments and have a material adverse effect on our ability to meet customer demands. In addition, unpredictable economic conditions may adversely impact the financial health and viability of these subcontractors and result in their insolvency or their inability to meet their commitments to us. These factors would result in reduced net revenues and could negatively impact our financial condition and results of operations.

A number of factors, including our inventory strategy, can impact our gross margins.

A number of factors, including yield, wafer pricing, product mix, market acceptance of our new products, competitive pricing dynamics, geographic and/or market segment pricing strategies cause our gross margins to fluctuate. In addition, forecasting our gross margins is difficult because a significant portion of our business is based on turns within the same quarter.

Our current inventory levels are higher than historical norms due to our decision to build incremental safety stock and to build ahead of a planned closure of a particular foundry process line at one of our foundry partners. In the event demand does not materialize, we may be subject to incremental obsolescence costs. In addition, future product cost reductions could have an increased impact on our inventory valuation, which would then impact our operating results.

Reductions in the average selling prices of our products could have a negative impact on our gross margins.

The average selling prices of our products generally decline as the products mature. We seek to offset the decrease in selling prices through yield improvement, manufacturing cost reductions and increased unit sales. We also continue to develop higher value products or product features that increase, or slow the decline of, the average selling price of our products. However, there is no guarantee that our ongoing efforts will be successful or that they will keep pace with the decline in selling prices of our products, which could ultimately lead to a decline in revenues and have a negative effect on our gross margins.

Because of our international business and operations, we are vulnerable to the economic conditions of the countries in which we operate and currency fluctuations could have a material adverse affect on our business and negatively impact our financial condition and results of operations.

In addition to our U.S. operations, we also have significant international operations, including foreign sales offices to support our international customers and distributors, our regional headquarters in Ireland and Singapore and a research and development site in India. In connection with the restructuring we announced in April 2009, our international operations grew as we relocated certain operations and administrative functions outside the U.S. Sales and operations outside of the U.S. subject us to the risks associated with conducting business in foreign economic and regulatory environments. Our financial condition and results of operations could be adversely affected by unfavorable economic conditions in countries in which we do significant business or by changes in foreign currency exchange rates affecting those countries. We derive over one-half of our revenues from international sales, primarily in the Asia Pacific region, Europe and Japan. Past economic weakness in these markets adversely affected revenues. While there have been signs of economic recovery in the U.S. and other markets, there can be no assurance that such improvement will continue or is sustainable. Sales to all direct OEMs and distributors are denominated in U.S. dollars. While the recent movement of the Euro and Yen against the U.S. dollar had no material impact to our business, increased volatility could impact our European and Japanese customers. Currency instability and volatility and disruptions in the credit and capital markets may increase credit risks for some of our customers and may impair our customers' ability to repay existing obligations. Increased currency volatility could also positively or negatively impact our foreign-currency-denominated costs, assets and liabilities. In addition, devaluation of the U.S. dollar relative to other foreign currencies may increase the operating expenses of our foreign subsidiaries adversely affecting our results of operations. Furthermore, because we are increasingly dependent on the global economy, instability in worldwide economic environments occasioned, for example, by political instability, terrorist activity or U.S. or other military actions could adversely impact economic activity and lead to a contraction of capital spending by our customers. Any or all of these factors could adversely affect our financial condition and results of operations in the future.

We are subject to the risks associated with conducting business operations outside of the U.S. which could adversely affect our business.

In addition to international sales and support operations and development activities, we purchase our wafers from foreign foundries and have our commercial products assembled, packaged and tested by subcontractors located outside the U.S. All of these activities are subject to the uncertainties associated with international business operations, including tax laws and regulations, trade barriers, economic sanctions, import and export regulations, duties and tariffs and other trade restrictions, changes in trade policies, foreign governmental regulations, potential vulnerability of and reduced protection for IP, longer receivable collection periods and disruptions or delays in production or shipments, any of which could have a material adverse effect on our business, financial condition and/or operating results. Additional factors that could adversely affect us due to our international operations include rising oil prices and increased costs of natural resources. Moreover, our financial condition and results of operations could be affected in the event of political conflicts or economic crises in countries where our main wafer providers, end customers and contract manufacturers who provide assembly and test services worldwide, are located. Adverse change to the circumstances or conditions of our international business operations could have a material adverse effect on our business.

We are exposed to fluctuations in interest rates and changes in credit rating and in the market values of our portfolio investments which could have a material adverse impact on our financial condition and results of operations.

Our cash, short-term and long-term investments represent significant assets that may be subject to fluctuating or even negative returns depending upon interest rate movements, changes in credit rating and financial market conditions. Since September 2007, the global credit markets have experienced adverse conditions that have negatively impacted the values of various types of investment and non-investment grade securities. During this time, the global credit and capital markets have experienced significant volatility and disruption due to instability in the global financial system, uncertainty related to global economic conditions and concerns regarding sovereign financial stability.

While general conditions in the global credit markets have improved, there is a risk that we may incur other-than-temporary impairment charges for certain types of investments should credit market conditions deteriorate or the underlying assets fail to perform as anticipated. Our future investment income may fall short of expectations due to changes in interest rates or if the decline in fair values of our debt securities is judged to be other than temporary. Furthermore, we may suffer losses in principal if we are forced to sell securities that have declined in market value due to changes in interest rates or financial market conditions.

Our failure to protect and defend our intellectual property could impair our ability to compete effectively.

We rely upon patent, copyright, trade secret, mask work and trademark laws to protect our intellectual property. We cannot provide assurance that such intellectual property rights can be successfully asserted in the future or will not be invalidated, violated, circumvented or challenged. From time to time, third parties, including our competitors, have asserted against us patent, copyright and other intellectual property rights to technologies that are important to us. Third parties may attempt to misappropriate our IP through electronic or other means or assert infringement claims against our indemnitees or us in the future. Such assertions by third parties may result in costly litigation, indemnity claims or other legal actions, and we may not prevail in such matters or be able to license any valid and infringed patents from third parties on commercially reasonable terms. This could result in the loss of our ability to import and sell our products. Any infringement claim, indemnification claim, or impairment or loss of use of our intellectual property could materially adversely affect our financial condition and results of operations.

We rely on information technology systems, and failure of these systems to function properly or unauthorized access to our systems could result in business disruption.

We rely in part on various information technology (IT) systems to manage our operations, including financial reporting, and we regularly evaluate these systems and make changes to improve them as necessary. Consequently, we periodically implement new, or enhance existing, operational and IT systems, procedures and controls. For example, in the past we simplified our supply chain and were required to make certain changes to our IT systems. Any delay in the implementation of, or disruption in the transition to, new or enhanced systems, procedures or controls, could harm our ability to record and report financial and management information on a timely and accurate basis. These systems are also subject to power and telecommunication outages or other general system failures. Failure of our IT systems or difficulties in managing them could result in business disruption. We also may be subject to unauthorized access to our IT systems through a security breach or attack. We seek to detect and investigate any security incidents and prevent their recurrence, but in some cases, we might be unaware of an incident or its magnitude and effects. Our business could be significantly harmed and we could be subject to third party claims in the event of such a security breach.

Earthquakes and other natural disasters could disrupt our operations and have a material adverse affect on our financial condition and results of operations.

The independent foundries upon which we rely to manufacture our products, as well as our California and Singapore facilities, are located in regions that are subject to earthquakes and other natural disasters. UMC's foundries in Taiwan and Toshiba's and Seiko's foundries in Japan as well as many of our operations in California are centered in areas that have been seismically active in the recent past and some areas have been affected by other natural disasters such as typhoons. Any catastrophic event in these locations will disrupt our operations, including our manufacturing activities and our insurance may not cover losses resulting from such disruptions of our operations. Furthermore, this type of disruption could result in our inability to manufacture or ship products, thereby materially adversely affecting our financial condition and results of operations. For example, as a result of the March 2011 earthquake in Japan, production at the Seiko foundry at Sakata was halted temporarily, impacting production of some of our older devices. In addition, suppliers of wafers and substrates were forced to halt production temporarily. Disruption of operations at these foundries for any reason, including other natural disasters such as typhoons, tsunamis, volcano eruptions, fires or floods, as well as disruptions in access to adequate supplies of electricity, natural gas or water could cause delays in shipments of our products, and could have a material adverse effect on our results of operations.

If we are unable to maintain effective internal controls, our stock price could be adversely affected.

We are subject to the ongoing internal control provisions of Section 404 of the Sarbanes-Oxley Act of 2002 (the Act). Our controls necessary for continued compliance with the Act may not operate effectively at all times and may result in a material weakness disclosure. The identification of material weaknesses in internal control, if any, could indicate a lack of proper controls to generate accurate financial statements and could cause investors to lose confidence and our stock price to drop.

We compete with others to attract and retain key personnel, and any loss of, or inability to attract, such personnel would harm us.

We depend on the efforts and abilities of certain key members of management and other technical personnel. Our future success depends, in part, upon our ability to retain such personnel and attract and retain other highly qualified personnel, particularly product engineers. Competition for such personnel is intense and we may not be successful in hiring or retaining new or existing qualified personnel. From time to time we have effected restructurings which eliminate a number of positions. Even if such personnel are not directly affected by the restructuring effort, such terminations can have a negative impact on morale and our ability to attract and hire new qualified personnel in the future. If we lose existing qualified personnel or are unable to hire new qualified personnel, as needed, our business, financial condition and results of operations could be seriously harmed.

Unfavorable results of legal proceedings could adversely affect our financial condition and operating results.

From time to time we are subject to various legal proceedings and claims that arise out of the ordinary conduct of our business. Certain claims are not yet resolved, including those that are discussed under Item 1. "Legal Proceedings," included in Part II, and additional claims may arise in the future. Results of legal proceedings cannot be predicted with certainty. Regardless of its merit, litigation may be both time-consuming and disruptive to our operations and cause significant expense and diversion of management attention and we may enter into material settlements to avoid these risks. Should we fail to prevail in certain matters, or should several of these matters be resolved against us in the same reporting period, we may be faced with significant monetary damages or injunctive relief against us that would materially and adversely affect a portion of our business and might materially and adversely affect our financial condition and operating results.

Our products could have defects which could result in reduced revenues and claims against us.

We develop complex and evolving products that include both hardware and software. Despite our testing efforts and those of our subcontractors, defects may be found in existing or new products. These defects may cause us to incur significant warranty, support and repair or replacement costs, divert the attention of our engineering personnel from our product development efforts and harm our relationships with customers. Subject to certain terms and conditions, we have agreed to compensate certain customers for limited specified costs they actually incur in the event our hardware products experience epidemic failure. As a result, epidemic failure and other performance problems could result in claims against us, the delay or loss of market acceptance of our products and would likely harm our business. Our customers could also seek damages from us for their losses.

In addition, we could be subject to product liability claims. A product liability claim brought against us, even if unsuccessful, would likely be time-consuming and costly to defend. Product liability risks are particularly significant with respect to aerospace, automotive and medical applications because of the risk of serious harm to users of these products. Any product liability claim, whether or not determined in our favor, could result in significant expense, divert the efforts of our technical and management personnel, and harm our business.

In preparing our financial statements, we make good faith estimates and judgments that may change or turn out to be erroneous.

In preparing our financial statements in conformity with accounting principles generally accepted in the U.S., we must make estimates and judgments in applying our most critical accounting policies. Those estimates and judgments have a significant impact on the results we report in our consolidated financial statements. The most difficult estimates and subjective judgments that we make concern valuation of marketable and non-marketable securities, revenue recognition, inventories, long-lived assets including acquisition-related intangibles, goodwill, taxes and stock-based compensation. We base our estimates on historical experience, input from outside experts and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We also have other key accounting policies that are not as subjective, and therefore, their application would not require us to make estimates or judgments that are as difficult, but which nevertheless could significantly affect our financial reporting. Actual results may differ materially from these estimates. If these estimates or their related assumptions change, our operating results for the periods in which we revise our estimates or assumptions could be adversely and perhaps materially affected.

Our failure to comply with the requirements of the International Traffic and Arms Regulations could have a material adverse effect on our financial condition and results of operations.

Certain Xilinx space-grade FPGAs and related technologies are subject to the International Traffic in Arms Regulations (ITAR), which are administered by the U.S. Department of State. The ITAR governs the export and reexport of these FPGAs, the transfer of related technical data and the provision of defense services, as well as offshore production, test and assembly. We are required to maintain an internal compliance program and security infrastructure to meet ITAR requirements.

An inability to obtain the required export licenses, or to predict when they will be granted, increases the difficulties of forecasting shipments. In addition, security or compliance program failures that could result in penalties or a loss of export privileges, as well as stringent ITAR licensing restrictions that may make our products less attractive to overseas customers, could have a material adverse effect on our business, financial condition and/or operating results.

Considerable amounts of our common shares are available for issuance under our equity incentive plans and convertible debentures, and significant issuances in the future may adversely impact the market price of our common shares.

As of April 2, 2011, we had 2.00 billion authorized common shares, of which 264.6 million shares were outstanding. In addition, 49.7 million common shares were reserved for issuance pursuant to our equity incentive plans and Employee Stock Purchase Plan, 42.7 million common shares were reserved for issuance upon conversion or repurchase of the convertible debentures and 19.8 million common shares were reserved for issuance upon exercise of warrants. The availability of substantial amounts of our common shares resulting from the exercise or settlement of equity awards outstanding under our equity incentive plans or the conversion or repurchase of convertible debentures using common shares, which would be dilutive to existing stockholders, could adversely affect the prevailing market price of our common shares and could impair our ability to raise additional capital through the sale of equity securities.

We have indebtedness that could adversely affect our financial position and prevent us from fulfilling our debt obligations.

The aggregate principal amount of our consolidated indebtedness as of April 2, 2011 was $1.29 billion (principal amount). We also may incur additional indebtedness in the future. Our indebtedness may:

- make it difficult for us to satisfy our financial obligations, including making scheduled principal and interest payments on the debentures and our other indebtedness;
- limit our ability to borrow additional funds for working capital, capital expenditures, acquisitions or other general corporate purposes;
- limit our ability to use our cash flow or obtain additional financing for future working capital, capital expenditures, acquisitions or other general business purposes;
- require us to use a portion of our cash flow from operations to make debt service payments;
- limit our flexibility to plan for, or react to, changes in our business and industry;
- place us at a competitive disadvantage compared to our less leveraged competitors;
- increase our vulnerability to the impact of adverse economic and industry conditions; and
- require us to repatriate off-shore cash to the U.S. at unfavorable tax rates.

Our ability to meet our debt service obligations will depend on our future performance, which will be subject to financial, business and other factors affecting our operations, many of which are beyond our control.

The call options and warrant transactions related to our 2.625% Senior Convertible Debentures due June 15, 2017 (2.625% Debentures) may affect the value of the debentures and our common stock.

To hedge against potential dilution upon conversion of the 2.625% Debentures, we purchased call options on our common stock from the hedge counterparties. We also sold warrants to the hedge counterparties, which could separately have a dilutive effect on our earnings per share to the extent that the market price per share of our common stock exceeds the applicable strike price of the warrants of $42.91 per share.

As the hedge counterparties and their respective affiliates modify hedge positions, they may enter or unwind various derivatives with respect to our common stock and/or purchase or sell our common stock in secondary market transactions. This activity also could affect the market price of our common stock and/or debentures, which could affect the ability of the holders of the debentures to convert and the number of shares and value of the consideration that will be received by the holders of the debentures upon conversion.

The conditional conversion features of the outstanding debentures, if triggered, may adversely affect our financial condition and operating results.

Our outstanding debentures have conditional conversion features. In the event the conditional conversion features of the debentures are triggered, holders of such debentures will be entitled to convert the debentures at any time during specified periods at their option. If one or more holders elect to convert their debentures, we would be required to settle any converted principal through the payment of cash, which could adversely affect our liquidity. Even if holders do not elect to convert their debentures, we could be required under applicable accounting rules to reclassify all or a portion of the outstanding principal of the debentures as a current rather than long-term liability, which would result in a material reduction of our net working capital. In addition, we could be required to increase the number of shares used in our per share calculations to reflect the potentially dilutive impact of the conversion.

Acquisitions and strategic investments present risks, and we may not realize the goals that were contemplated at the time of a transaction.

We recently acquired technology companies whose products complement our products, and in the past we have made a number of strategic investments in other technology companies. We may make similar acquisitions and strategic investments in the future. Acquisitions and strategic investments present risks, including:

- our ongoing business may be disrupted and our management's attention may be diverted by investment, acquisition, transition or integration activities;
- an acquisition or strategic investment may not further our business strategy as we expected, and we may not integrate an acquired company or technology as successfully as we expected;
- our operating results or financial condition may be adversely impacted by claims or liabilities that we assume from an acquired company or technology or that are otherwise related to an acquisition;
- we may have difficulty incorporating acquired technologies or products with our existing product lines;
- we may have higher than anticipated costs in continuing support and development of acquired products, in general and administrative functions that support such products;
- our strategic investments may not perform as expected; and
- we may experience unexpected changes in how we are required to account for our acquisitions and strategic investments pursuant to U.S. generally accepted accounting principles.

The occurrence of any of these risks could have a material adverse effect on our business, results of operations, financial condition or cash flows, particularly in the case of a larger acquisition or several concurrent acquisitions or strategic investments.

ITEM 1B. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 2. PROPERTIES

Our corporate offices, which include the administrative, sales, customer support, marketing, R&D and manufacturing and testing groups, are located in San Jose, California. This main site consists of adjacent buildings providing 588,000 square feet of space, which we own. Excess space in this facility is leased to tenants under multi-year lease agreements. We also own two parcels of land totaling approximately 121 acres in South San Jose near our corporate facility. At present, we do not have any plans to develop the land.

We own a 228,000 square foot facility in the metropolitan area of Dublin, Ireland, which serves as our regional headquarters in Europe. The Irish facility is primarily used for service and support for our customers in Europe, R&D, marketing and IT support.

We own a 222,000 square foot facility in Singapore, which serves as our Asia Pacific regional headquarters. We own the building but the land is subject to a 30-year lease expiring in November 2035. The Singapore facility is primarily used for manufacturing and testing of our products, service and support for our customers in Asia Pacific/Japan, coordination and management of certain third parties in our supply chain and R&D. Excess space in the facility is leased to tenants under long-term lease agreements.

We own a 130,000 square foot facility in Longmont, Colorado. The Longmont facility serves as the primary location for our software efforts in the areas of R&D, manufacturing and quality control. In addition, we own a 200,000 square foot facility and 40 acres of land adjacent to the Longmont facility for future expansion. The facility is partially leased to tenants under long-term lease agreements and partially used by us.

We own a 45,000 square foot facility in Albuquerque, New Mexico, which serves as the primary facility for the development efforts of our CoolRunner CPLD as well as IP.

We lease office facilities for our engineering design centers in Portland, Oregon; Grenoble, France; Edinburgh, Scotland; Hyderabad, India; Toronto, Canada; Beijing, China and Belfast, Northern Ireland. We also lease sales offices in various locations throughout

North America, which include the metropolitan areas of Chicago, Dallas, Los Angeles, Nashua, Ottawa, Raleigh, San Diego and Toronto as well as international sales offices located in the metropolitan areas of Beijing, Brussels, Helsinki, Hong Kong, London, Milan, Munich, Osaka, Paris, Seoul, Shanghai, Shenzhen, Stockholm, Taipei, Tel Aviv and Tokyo.

ITEM 3. LEGAL PROCEEDINGS

Patent Litigation

On December 28, 2007, a patent infringement lawsuit was filed by PACT XPP Technologies, AG (PACT) against us in the U.S. District Court for the Eastern District of Texas, Marshall Division (PACT XPP Technologies, AG. v. Xilinx, Inc. and Avnet, Inc. Case No. 2:07-CV-563). The lawsuit pertains to eleven different patents and PACT seeks injunctive relief, unspecified damages, interest and attorneys' fees. Neither the likelihood, nor the amount of any potential exposure to us is estimable at this time.

On July 30, 2010, a patent infringement lawsuit was filed by Intellitech Corporation (Intellitech) against us in the U.S. District Court for the District of Delaware (Intellitech Corporation v. Altera Corporation, Xilinx, Inc. and Lattice Semiconductor Corporation Case No. 1:10-CV-00645-UNA). The lawsuit pertains to a single patent and Intellitech seeks declaratory and injunctive relief, unspecified damages, interest and attorneys' fees. Neither the likelihood, nor the amount of any potential exposure to us is estimable at this time.

On February 15, 2011, we filed a lawsuit against Intellitech in the U.S. District Court for the Northern District of California (Xilinx, Inc. v. Intellitech Corporation, Case No. CV11-0699). The lawsuit pertains to seven patents and a single trademark and we seek declaratory and injunctive relief, unspecified damages, costs and attorneys' fees.

On December 6, 2010, a patent infringement lawsuit was filed by Bala Delay Line, Inc. (Bala Delay) against us in the U.S. District Court for the Eastern District of Texas, Texarkana Division (Bala Delay Line, Inc V. Xilinx, Inc., Case No. 5:10-CV-211) (Bala Delay I), and on January 31, 2011, Bala Delay filed another patent infringement lawsuit against us in the U.S. District Court for the Eastern District of Texas, Sherman Division (Bala Delay Line, Inc v. Xilinx, Inc. and Bonser-Philhower Sales, Inc., Case No. 4:11-CV-46) (Balay Delay II). Both lawsuits pertained to the same single patent and in each case Bala Delay sought declaratory and injunctive relief, unspecified damages, interest and attorneys' fees. We have successfully resolved both lawsuits. Bala Delay I was dismissed by the Court without prejudice on March 7, 2011 and Bala Delay II was dismissed by the Court without prejudice on March 18, 2011. In both cases, Bala Delay stipulated that it has no present intent to initiate litigation against any Xilinx product based on the patent, and subsequent litigation would be brought in the U.S. District Court for the Northern District of California. No settlement was reached and no payment was made by us to Bala Delay in connection with either dismissal.

On February 14, 2011, we filed a complaint for declaratory judgment against Intellectual Ventures Management LLC and related entities (Intellectual Ventures) in the U.S. District Court for the Northern District of California (Xilinx, Inc. v. Invention Investment Fund I LP, Invention Investment Fund II LLC, Intellectual Ventures LLC, Intellectual Ventures Management LLC, Intellectual Ventures I LLC and Intellectual Ventures II LLC, Case No. CV11-0671). The lawsuit pertains to sixteen patents and seeks judgments of non-infringement by Xilinx and judgments that the patents are invalid and unenforceable, as well as costs and attorneys' fees.

On February 15, 2011, Intellectual Ventures added us as a defendant in its complaint for patent infringement previously filed against Altera, Microsemi and Lattice in the U.S. District Court for the District of Delaware (Intellectual Ventures I LLC and Intellectual Ventures II LLC v. Altera Corporation, Microsemi Corporation, Lattice Semiconductor Corporation and Xilinx, Inc., Case No. 10-CV-1065). The lawsuit pertains to five patents, four of which we are alleged to be infringing, and Intellectual Ventures seeks unspecified damages, interest and attorneys' fees. Neither the likelihood, nor the amount of any potential exposure to us is estimable at this time.

We intend to continue to protect and defend our IP vigorously.

Other Matters

From time to time, we are involved in various disputes and litigation matters that arise in the ordinary course of our business. These include disputes and lawsuits related to intellectual property, mergers and acquisitions, licensing, contract law, tax, regulatory, distribution arrangements, employee relations and other matters. Periodically, we review the status of each matter and assess its potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and a range of possible losses can be estimated, we accrue a liability for the estimated loss. Legal proceedings are subject to uncertainties, and the outcomes are difficult to predict. Because of such uncertainties, accruals are based only on the best information available at the time. As additional information becomes available, we continue to reassess the potential liability related to pending claims and litigation and may revise estimates.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock trades on the NASDAQ Global Select Market under the symbol XLNX. As of May 6, 2011, there were approximately 695 stockholders of record. Since many holders' shares are listed under their brokerage firms' names, the actual number of stockholders is estimated by us to be over 89,000.

The following table sets forth the high and low closing sale prices, for the periods indicated, for our common stock as reported by the NASDAQ Global Select Market:

	Fiscal 2011		Fiscal 2010	
	High	Low	High	Low
First Quarter	$27.73	$23.68	$21.85	$18.38
Second Quarter	29.28	24.14	23.83	19.15
Third Quarter	29.06	25.17	25.36	21.55
Fourth Quarter	35.11	29.42	27.32	23.28

Dividends Declared Per Common Share

The following table presents the quarterly dividends declared on our common stock for the periods indicated:

	Fiscal 2011	Fiscal 2010
First Quarter	$0.16	$0.14
Second Quarter	0.16	0.14
Third Quarter	0.16	0.16
Fourth Quarter	0.16	0.16

On March 10, 2011, our Board of Directors declared a cash dividend of $0.19 per common share for the first quarter of fiscal 2012. The dividend is payable on June 8, 2011 to stockholders of record on May 18, 2011.

Issuer Purchases of Equity Securities

We did not repurchase any of our common stock during the fourth quarter of fiscal 2011. See "Note 15. Stockholders' Equity" to our consolidated financial statements, included in Item 8. "Financial Statements and Supplementary Data" for information regarding our stock repurchase plans.

In June 2010, the Board authorized the repurchase of up to $500.0 million of common stock (2010 Repurchase Program). The 2010 Repurchase Program has no stated expiration date. Through April 2, 2011, we had used $93.2 million authorized under the 2010 Repurchase Program, leaving $406.8 million available for future purchases under the 2010 Repurchase Program.

Company Stock Price Performance

The following graph shows a comparison of cumulative total return for our common stock, the Standard & Poor's 500 Stock Index (S&P 500 Index), and the Standard & Poor's 500 Semiconductors Index (S&P 500 Semiconductors Index). The graph covers the period from March 31, 2006, the last trading day before our 2006 fiscal year, to April 1, 2011, the last trading day of our 2011 fiscal year. The graph and table assume that $100 was invested on April 1, 2005 in our common stock, the S&P 500 Index and the S&P 500 Semiconductors Index and that all dividends were reinvested.


Comparison of Cumulative Five Year Total Return
$150
$100
$50
$0
3/31/06
3/30/07
3/28/08
3/27/09
4/1/10
4/1/11
Xilinx, Inc.
S&P 500 Index
S&P 500 Semiconductors Index

Company / Index	3/31/06	3/30/07	3/28/08	3/27/09	4/1/10	4/1/11
Xilinx, Inc.	100.00	102.54	93.82	81.39	110.26	141.21
S&P 500 Index	100.00	111.83	105.55	67.20	99.14	114.37
S&P 500 Semiconductors Index	100.00	92.33	86.43	63.96	97.54	106.00

Note: Stock price performance and indexed returns for our Common Stock are historical and are not indicators of future price performance or future investment returns.

ITEM 6. SELECTED FINANCIAL DATA

Consolidated Statement of Income Data
Five years ended April 2, 2011
(In thousands, except per share amounts)

	2011 (1)	2010 (2)	2009 (3)	2008 (4)	2007 (5)
Net revenues	$ 2,369,445	$ 1,833,554	$ 1,825,184	$ 1,841,372	$ 1,842,739
Operating income	795,399	432,149	429,518	424,194	347,767
Income before income taxes	771,080	421,765	458,026	469,489	431,146
Provision for income taxes	129,205	64,281	96,307	100,174	80,474
Net income	641,875	357,484	361,719	369,315	350,672
Net income per common share:					
Basic	$ 2.43	$ 1.30	$ 1.31	$ 1.25	$ 1.04
Diluted	$ 2.39	$ 1.29	$ 1.31	$ 1.24	$ 1.02
Shares used in per share calculations:					
Basic	264,094	276,012	276,113	295,050	337,920
Diluted	268,061	276,953	276,854	298,636	343,636
Cash dividends declared per common share	$ 0.64	$ 0.60	$ 0.56	$ 0.48	$ 0.36

(1) Fiscal 2011 consolidated statement of income data included restructuring charges of $10,346 and impairment loss on investments of $5,904.

(2) Fiscal 2010 consolidated statement of income data included restructuring charges of $30,064 and impairment loss on investments of $3,805.

(3) Fiscal 2009 consolidated statement of income data included restructuring charges of $22,023, a gain on early extinguishment of convertible debentures of $75,035, impairment loss on investments of $54,129 and a charge of $3,086 related to an impairment of a leased facility that we did not occupy.

(4) Fiscal 2008 consolidated statement of income data included a loss on the sale of our remaining UMC investment of $4,731, an impairment loss on investments of $2,850 and a charge of $1,614 related to an impairment of a leased facility that we did not occupy.

(5) Fiscal 2007 consolidated statement of income data included a charge of $5,934 related to an impairment of a leased facility that we did not occupy, a charge related to a litigation settlement of $2,500, stock-based compensation related to prior years of $2,209, an impairment loss on investments of $1,950 and a gain of $7,016 from the sale of a portion of our UMC investment.

Consolidated Balance Sheet Data
Five years ended April 2, 2011
(In thousands)

	2011	2010	2009	2008	2007
Working capital	$ 2,254,646	$ 1,549,905	$ 1,519,402	$ 1,479,530	$ 1,396,733
Total assets	4,140,850	3,184,318	2,811,901	3,099,218	3,143,855
Convertible debentures	890,980	354,798	352,110	504,461	499,318
Other long-term liabilities	467,113	351,889	277,965	284,892	266,302
Stockholders' equity	2,414,617	2,120,470	1,948,760	1,969,197	2,074,846

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This discussion and analysis of financial condition and results of operations should be read in conjunction with our consolidated financial statements and accompanying notes included in Item 8. "Financial Statements and Supplementary Data."

Cautionary Statement

The statements in this Management's Discussion and Analysis that are forward-looking, within the meaning of the Private Securities Litigation Reform Act of 1995, involve numerous risks and uncertainties and are based on current expectations. The reader should not place undue reliance on these forward-looking statements. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including those risks discussed under "Risk Factors" and elsewhere in this document. Often, forward-looking statements can be identified by the use of forward-looking words, such as "may," "will," "could," "should," "expect," "believe," "anticipate," "estimate," "continue," "plan," "intend," "project" and other similar terminology, or the negative of such terms. We disclaim any responsibility to update or revise any forward-looking statement provided in this Management's Discussion and Analysis for any reason.

Nature of Operations

We design, develop and market programmable platforms, including advanced ICs in the form of PLDs, software design tools and predefined system functions delivered as IP. In addition to our programmable platforms, we provide design services, customer training, field engineering and technical support. Our PLDs include FPGAs, CPLDs and EPPs. These devices are standard products that our customers program to perform desired logic functions. Our products are designed to provide high integration and quick time-to-market for electronic equipment manufacturers in end markets such as wired and wireless communications, industrial, scientific and medical, aerospace and defense, audio, video and broadcast, consumer, automotive and data processing. We sell our products globally through independent domestic and foreign distributors and through direct sales to OEMs by a network of independent sales representative firms and by a direct sales management organization.

Critical Accounting Policies and Estimates

The methods, estimates and judgments we use in applying our most critical accounting policies have a significant impact on the results we report in our consolidated financial statements. The SEC has defined critical accounting policies as those that are most important to the portrayal of our financial condition and results of operations and require us to make our most difficult and subjective judgments, often as a result of the need to make estimates of matters that are inherently uncertain. Based on this definition, our critical accounting policies include: valuation of marketable and non-marketable securities, which impacts losses on debt and equity securities when we record impairments; revenue recognition, which impacts the recording of revenues; and valuation of inventories, which impacts cost of revenues and gross margin. Our critical accounting policies also include: the assessment of impairment of long-lived assets including acquisition-related intangibles, which impacts their valuation; the assessment of the recoverability of goodwill, which impacts goodwill impairment; accounting for income taxes, which impacts the provision or benefit recognized for income taxes, as well as the valuation of deferred tax assets recorded on our consolidated balance sheet; and valuation and recognition of stock-based compensation, which impacts gross margin, research and development (R&D) expenses, and selling, general and administrative (SG&A) expenses. Below, we discuss these policies further, as well as the estimates and judgments involved. We also have other key accounting policies that are not as subjective, and therefore, their application would not require us to make estimates or judgments that are as difficult, but which nevertheless could significantly affect our financial reporting.

Valuation of Marketable and Non-marketable Securities

Our short-term and long-term investments include marketable debt securities and non-marketable equity securities. As of April 2, 2011, we had marketable debt securities with a fair value of $2.33 billion and non-marketable equity securities in private companies of $11.4 million (adjusted cost, which approximates fair value).

We determine the fair values for marketable debt and equity securities using industry standard pricing services, data providers and other third-party sources and by internally performing valuation analyses. See "Note 3. Fair Value Measurements" to our consolidated financial statements, included in Item 8. "Financial Statements and Supplementary Data," for details of the valuation methodologies. In determining if and when a decline in value below adjusted cost of marketable debt and equity securities is other than temporary, we evaluate on an ongoing basis the market conditions, trends of earnings, financial condition, credit ratings, any underlying collateral and other key measures for our investments. We recorded an other-than-temporary impairment for marketable debt securities and a marketable equity security in fiscal 2009. We did not record any other-than-temporary impairment for marketable debt or equity securities in fiscal 2011 or 2010.

Our investments in non-marketable securities of private companies are accounted for by using the cost method. These investments are measured at fair value on a non-recurring basis when they are deemed to be other-than-temporarily impaired. In determining whether a decline in value of non-marketable equity investments in private companies has occurred and is other than temporary, an assessment is made by considering available evidence, including the general market conditions in the investee's industry, the investee's product development status and subsequent rounds of financing and the related valuation and/or our participation in such financings. We also assess the investee's ability to meet business milestones and the financial condition and near-term prospects of the individual investee, including the rate at which the investee is using its cash, the investee's need for possible additional funding at a lower valuation and any bona fide offer to purchase the investee from a prospective acquirer. The valuation methodology for determining the fair value of non-marketable equity securities is based on the factors noted above which require management judgment and are Level 3 inputs. See "Note 3. Fair Value Measurements" to our consolidated financial statements, included in Item 8. "Financial Statements and Supplementary Data," for additional information. When a decline in value is deemed to be other than temporary, we recognize an impairment loss in the current period's operating results to the extent of the decline. We recorded other-than-temporary impairments for non-marketable equity securities in fiscal 2011, 2010 and 2009 of $5.9 million, $3.8 million and $3.0 million, respectively.

Revenue Recognition

Sales to distributors are made under agreements providing distributor price adjustments and rights of return under certain circumstances. Revenue and costs relating to distributor sales are deferred until products are sold by the distributors to the distributors' end customers. For fiscal 2011, approximately 63% of our net revenues were from products sold to distributors for subsequent resale to OEMs or their subcontract manufacturers. Revenue recognition depends on notification from the distributor that product has been sold to the distributor's end customer. Also reported by the distributor are product resale price, quantity and end customer shipment information, as well as inventory on hand. Reported distributor inventory on hand is reconciled to deferred revenue balances monthly. We maintain system controls to validate distributor data and to verify that the reported information is accurate. Deferred income on shipments to distributors reflects the effects of distributor price adjustments and the amount of gross margin expected to be realized when distributors sell through product purchased from us. Accounts receivable from distributors are recognized and inventory is relieved when title to inventories transfers, typically upon shipment from Xilinx at which point we have a legally enforceable right to collection under normal payment terms.

As of April 2, 2011, we had $134.0 million of deferred revenue and $34.2 million of deferred cost of revenues recognized as a net $99.8 million of deferred income on shipments to distributors. As of April 3, 2010, we had $110.4 million of deferred revenue and $30.3 million of deferred cost of revenues recognized as a net $80.1 million of deferred income on shipments to distributors. The deferred income on shipments to distributors that will ultimately be recognized in our consolidated statement of income will be different than the amount shown on the consolidated balance sheet due to actual price adjustments issued to the distributors when the product is sold to their end customers.

Revenue from sales to our direct customers is recognized upon shipment provided that persuasive evidence of a sales arrangement exists, the price is fixed, title has transferred, collection of resulting receivables is reasonably assured, and there are no customer acceptance requirements and no remaining significant obligations. For each of the periods presented, there were no significant formal acceptance provisions with our direct customers.

Revenue from software licenses is deferred and recognized as revenue over the term of the licenses of one year. Revenue from support services is recognized when the service is performed. Revenue from Support Products, which includes software and services sales, was less than 6% of net revenues for all of the periods presented.

Allowances for end customer sales returns are recorded based on historical experience and for known pending customer returns or allowances.

Valuation of Inventories

Inventories are stated at the lower of actual cost (determined using the first-in, first-out method) or market (estimated net realizable value). The valuation of inventory requires us to estimate excess or obsolete inventory as well as inventory that is not of saleable quality. We review and set standard costs quarterly to approximate current actual manufacturing costs. Our manufacturing overhead standards for product costs are calculated assuming full absorption of actual spending over actual volumes, adjusted for excess capacity. Given the cyclicality of the market, the obsolescence of technology and product lifecycles, we write down inventory based on forecasted demand and technological obsolescence. These factors are impacted by market and economic conditions, technology changes, new product introductions and changes in strategic direction and require estimates that may include uncertain elements. The estimates of future demand that we use in the valuation of inventory are the basis for our published revenue forecasts, which are also consistent with our short-term manufacturing plans. If our demand forecast for specific products is greater than actual demand and we fail to reduce manufacturing output accordingly, we could be required to write down additional inventory, which would have a negative impact on our gross margin.

Impairment of Long-Lived Assets Including Acquisition-Related Intangibles

Long-lived assets and certain identifiable intangible assets to be held and used are reviewed for impairment if indicators of potential impairment exist. Impairment indicators are reviewed on a quarterly basis. When indicators of impairment exist and assets are held for use, we estimate future undiscounted cash flows attributable to the assets. In the event such cash flows are not expected to be sufficient to recover the recorded value of the assets, the assets are written down to their estimated fair values based on the expected discounted future cash flows attributable to the assets or based on appraisals. Factors affecting impairment of assets held for use include the ability of the specific assets to generate separately identifiable positive cash flows.

When assets are removed from operations and held for sale, we estimate impairment losses as the excess of the carrying value of the assets over their fair value. Factors affecting impairment of assets held for sale include market conditions. Changes in any of these factors could necessitate impairment recognition in future periods for assets held for use or assets held for sale.

Long-lived assets such as acquisition-related intangible assets and property, plant and equipment, are considered non-financial assets, and are only measured at fair value when indicators of impairment exist. The accounting and disclosure guidance for fair value measurements established by the Financial Accounting Standards Board (FASB) became effective for these assets beginning in the first quarter of fiscal 2010. See "Note 3. Fair Value Measurements" to our consolidated financial statements, included in Item 8. "Financial Statements and Supplementary Data," for additional information.

Goodwill

As required by the authoritative guidance for goodwill established by the FASB, goodwill is not amortized but is subject to impairment tests on an annual basis, or more frequently if indicators of potential impairment exist, and goodwill is written down when it is determined to be impaired. We perform an annual impairment review in the fourth quarter of each fiscal year and compare the fair value of the reporting unit in which the goodwill resides to its carrying value. If the carrying value exceeds the fair value, the goodwill of the reporting unit is potentially impaired. For purposes of impairment testing, Xilinx operates as a single reporting unit. We use the quoted market price method to determine the fair value of the reporting unit. Based on the impairment review performed during the fourth quarter of fiscal 2011, there was no impairment of goodwill in fiscal 2011. Unless there are indicators of impairment, our next impairment review for goodwill will be performed and completed in the fourth quarter of fiscal 2012. To date, no impairment indicators have been identified.

Accounting for Income Taxes

Xilinx is a multinational corporation operating in multiple tax jurisdictions. We must determine the allocation of income to each of these jurisdictions based on estimates and assumptions and apply the appropriate tax rates for these jurisdictions. We undergo routine audits by taxing authorities regarding the timing and amount of deductions and the allocation of income among various tax jurisdictions. Tax audits often require an extended period of time to resolve and may result in income tax adjustments if changes to the allocation are required between jurisdictions with different tax rates.

In determining income for financial statement purposes, we must make certain estimates and judgments. These estimates and judgments occur in the calculation of certain tax liabilities and in the determination of the recoverability of certain deferred tax assets, which arise from temporary differences between the tax and financial statement recognition of revenue and expense. Additionally, we must estimate the amount and likelihood of potential losses arising from audits or deficiency notices issued by taxing authorities. The taxing authorities' positions and our assessment can change over time resulting in a material effect on the provision for income taxes in periods when these changes occur.

We must also assess the likelihood that we will be able to recover our deferred tax assets. If recovery is not likely, we must increase our provision for taxes by recording a reserve in the form of a valuation allowance for the deferred tax assets that we estimate will not ultimately be recoverable.

We perform a two-step approach to recognize and measure uncertain tax positions relating to accounting for income taxes. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being ultimately realized. See "Note 16. Income Taxes" to our consolidated financial statements included in Item 8. "Financial Statements and Supplementary Data."

Stock-Based Compensation

Determining the appropriate fair-value model and calculating the fair value of stock-based awards at the date of grant requires judgment. We use the Black-Scholes option-pricing model to estimate the fair value of employee stock options and rights to purchase shares under our Employee Stock Purchase Plan. Option pricing models, including the Black-Scholes model, also require the use of input assumptions, including expected stock price volatility, expected life, expected dividend rate, expected forfeiture rate and expected risk-free rate of return. We use implied volatility based on traded options in the open market as we believe implied volatility is more reflective of market conditions and a better indicator of expected volatility than historical volatility. In determining the appropriateness of implied volatility, we considered: the volume of market activity of traded options, and determined there was sufficient market activity; the ability to reasonably match the input variables of traded options to those of options granted by us, such as date of grant and the exercise price, and determined the input assumptions were comparable; and the length of term of traded options used to derive implied volatility, which is generally one to two years and which was extrapolated to match the expected term of the employee options granted by us, and determined the length of the option term was reasonable. The expected life of options granted is based on the historical exercise activity as well as the expected disposition of all options outstanding. We will continue to review our input assumptions and make changes as deemed appropriate depending on new information that becomes available. Higher volatility and expected lives result in a proportional increase to stock-based compensation determined at the date of grant. The expected dividend rate and expected risk-free rate of return do not have as significant an effect on the calculation of fair value.

In addition, we developed an estimate of the number of stock-based awards which will be forfeited due to employee turnover. Quarterly changes in the estimated forfeiture rate have an effect on reported stock-based compensation, as the effect of adjusting the rate for all expense amortization after April 1, 2006 is recognized in the period the forfeiture estimate is changed. If the actual forfeiture rate is higher than the estimated forfeiture rate, then an adjustment is made to increase the estimated forfeiture rate, which will result in a decrease to the expense recognized in the financial statements. If the actual forfeiture rate is lower than the estimated forfeiture rate, then an adjustment is made to decrease the estimated forfeiture rate, which will result in an increase to the expense recognized in the financial statements. The impact of forfeiture true up and forfeiture rate estimates in fiscal 2011, 2010 and 2009 reduced stock-based compensation expense by $14.1 million, $16.7 million and $15.8 million, respectively. The expense we recognize in future periods could also differ significantly from the current period and/or our forecasts due to adjustments in the assumed forfeiture rates.

Results of Operations

The following table sets forth statement of income data as a percentage of net revenues for the fiscal years indicated:

	2011	2010	2009
Net revenues	**100.0** %	**100.0** %	**100.0** %
Cost of revenues	34.6	36.6	36.7
Gross margin	**65.4**	**63.4**	**63.3**
Operating expenses:			
Research and development	16.6	20.2	19.5
Selling, general and administrative	14.8	17.9	18.8
Amortization of acquisition-related intangibles	-	0.1	0.3
Restructuring charges	0.4	1.6	1.2
Total operating expenses	31.8	39.8	39.8
Operating income	**33.6**	**23.6**	**23.5**
Gain on early extinguishment of convertible debentures	-	-	4.1
Impairment loss on investments	(0.2)	(0.2)	(3.0)
Interest and other income (expense), net	(0.8)	(0.4)	0.5
Income before income taxes	**32.6**	**23.0**	**25.1**
Provision for income taxes	5.5	3.5	5.3
Net income	**27.1** %	**19.5** %	**19.8** %

Net Revenues

(In millions)	2011	Change	2010	Change	2009
Net revenues	$ 2,369.4	29%	$ 1,833.6	0%	$ 1,825.2

Net revenues in fiscal 2011 increased 29% to $2.37 billion, up from $1.83 billion in fiscal 2010. The significant year-over-year increase was driven by strong New Product growth and broad based strength across all of our end markets and geographies. Total unit sales increased in fiscal 2011 versus the comparable prior year period. The average selling price per unit also increased during the same time period. Net revenues in fiscal 2010 were essentially flat with fiscal 2009 as the first half of fiscal 2010 revenues was adversely impacted by economic conditions and was substantially lower than revenues in the prior year period, while the second half was substantially higher than revenues in the prior year period. New Product revenues increased considerably in fiscal 2010 from the comparable prior year period but were offset by declines in Mainstream, Base and Support Products. In fiscal 2010, total unit sales declined and the average selling price per unit increased versus the comparable prior year period. See "Net Revenues by Product" and "Net Revenues by End Markets" below for more information on our product and end-market categories.

No end customer accounted for more than 10% of net revenues for any of the periods presented.

Net Revenues by Product

We sell our products to global manufacturers of electronic products in end markets such as wired and wireless communications, aerospace and defense, industrial, scientific and medical and audio, video and broadcast. The vast majority of our net revenues are generated by sales of our semiconductor products, but we also generate sales from support products. We classify our product offerings into four categories: New, Mainstream, Base and Support Products. The composition of each product category is as follows:

- New Products include our most recent product offerings and include the Virtex®-6, Virtex-5, Spartan®-6, Spartan-3A and Spartan-3E product families.
- Mainstream Products include the Virtex-4, Spartan-3, Spartan-II and CoolRunner™-II product families.
- Base Products consist of our older product families including the Virtex, Virtex-E, Virtex-II, Spartan, XC4000, CoolRunner and XC9500 products.
- Support Products include configuration products (PROMs), software, IP, customer training, design services and support.

These product categories, except for Support Products, are modified on a periodic basis to better reflect the age of the products and advances in technology. The most recent modification was made on March 29, 2009, which was the beginning of our fiscal 2010. Amounts for the prior periods presented have been reclassified to conform to the new categorization. New Products include our most recent product offerings and are typically designed into our customers' latest generation of electronic systems. Mainstream Products are generally several years old and designed into customer programs that are currently shipping in full production. Base Products are older than Mainstream Products with demand generated generally by the customers' oldest systems still in production. Support Products are generally products or services sold in conjunction with our semiconductor devices to aid customers in the design process.

Net revenues by product categories for the fiscal years indicated were as follows:

(In millions)	2011	% of Total	% Change	2010	% of Total	% Change	2009	% of Total
New Products	$ 1,020.6	43	76	$ 580.0	32	78	$ 325.9	18
Mainstream Products	652.3	28	8	604.6	33	(9)	666.1	37
Base Products	589.4	25	5	559.1	30	(24)	735.2	40
Support Products	107.1	4	19	89.9	5	(8)	98.0	5
Total net revenues	$ 2,369.4	100	29	$ 1,833.6	100	0	$ 1,825.2	100

Net revenues from New Products increased significantly in fiscal 2011 as a result of continued strong market acceptance of these products, particularly for our 65-nanometer (nm) Virtex-5, 40-nm Virtex-6 and 45-nm Spartan-6 product families. We expect sales of New Products to continue to increase over time as more customer programs enter volume production with our 40/45-nm products. In fiscal 2010, Virtex-5 contributed to the majority of the revenue growth versus the comparable prior year period.

Net revenues from Mainstream Products increased in fiscal 2011 primarily due to increased sales of our Virtex-4 product family. Net revenues from Mainstream Products declined in fiscal 2010 due to lower demand associated with the weakened economic conditions during the first half of the fiscal year.

Net revenues from Base Products increased in fiscal 2011 from the comparable prior year period primarily due to last time buying activities for some of our oldest products. The decline in net revenues from Base Products in fiscal 2010, as compared to the prior year period, was due to lower sales from some of our oldest products and was expected since these products are mature and approaching the end of life.

Net revenues from Support Products increased in fiscal 2011 from the comparable prior year period primarily due to higher sales in our PROM products. Net revenues from Support Products decreased in fiscal 2010 from the comparable prior year period due to a decline in revenues from both our PROMs and software products.

Net Revenues by End Markets

Our end market revenue data is derived from our understanding of our end customers' primary markets. We classify our net revenues by end markets into four categories: Communications, Industrial and Other, Consumer and Automotive, and Data Processing. The percentage change calculation in the table below represents the year-to-year dollar change in each end market.

Net revenues by end markets for the fiscal years indicated were as follows:

(% of total net revenues)	2011	% Change in Dollars	2010	% Change in Dollars	2009
Communications	47 %	29	47 %	7	44 %
Industrial and Other	32	34	31	(4)	32
Consumer and Automotive	15	29	15	(7)	16
Data Processing	6	13	7	(4)	8
Total net revenues	100 %	29	100 %	0	100 %

In fiscal 2011, sales from each of our end markets increased double digits versus the comparable prior year period.

Net revenues from Communications, our largest end market, increased from the comparable prior year period due to higher sales from both wired and wireless communication applications. In fiscal 2010, higher sales from wireless communication applications drove the increase in net revenues versus the comparable prior year period.

Net revenues from the Industrial and Other end market increased in fiscal 2011 from the comparable prior year period primarily due to higher sales in industrial, scientific and medical as well as test and measurement applications. In fiscal 2010, the decrease in net revenues from the comparable prior year period was primarily driven by weaker sales in industrial, scientific and medical applications as well as test and measurement applications during the first half of the fiscal year.

Net revenues from the Consumer and Automotive end market increased in fiscal 2011 from the comparable prior year period primarily due to higher sales in audio, video and broadcast applications. Net revenues from the Consumer and Automotive end market decreased in fiscal 2010 from the comparable prior year period primarily due to decreased sales in audio, video and broadcast and consumer applications.

In fiscal 2011, net revenues from the Data Processing end market increased from the comparable prior year period due to higher sales from computing, data processing and storage applications. In fiscal 2010, net revenues from the Data Processing end market declined from the comparable prior year period due to a decrease in sales from computing and data processing applications.

Net Revenues by Geography

Geographic revenue information reflects the geographic location of the distributors or OEMs who purchased our products. This may differ from the geographic location of the end customers. Net revenues by geography for the fiscal years indicated were as follows:

(In millions)	2011	% of Total	% Change	2010	% of Total	% Change	2009	% of Total
North America	$ 710.4	30	13	$ 628.5	34	0	$ 627.7	34
Asia Pacific	843.9	36	30	649.1	35	8	603.0	33
Europe	615.3	26	56	395.1	22	(4)	411.6	23
Japan	199.8	8	24	160.9	9	(12)	182.9	10
Total net revenues	$ 2,369.4	100	29	$ 1,833.6	100	0	$ 1,825.2	100

In fiscal 2011, sales from each of our geographies increased double digits versus the comparable prior year period.

North America net revenues increased in fiscal 2011 from the comparable prior year period due to broad-based strength across all end markets, with particular strength coming from the Industrial and Other end market. Net revenues in North America were essentially flat in fiscal 2010 compared with the prior year period, as lower sales from the Consumer and Automotive end market offset strength in each of the other end markets including Communications, Industrial and Other and Data Processing.

Net revenues in Asia Pacific increased in fiscal 2011 from the comparable prior year period primarily due to higher sales in the Communications end market with increases in sales from both wired and wireless communications applications. The increase in fiscal 2010, as compared to the prior year period, was primarily driven by strength in the Communications end market, which experienced strong sales growth associated with the deployment of next generation wireless applications in China.

Net revenues in Europe increased in fiscal 2011 from the comparable prior year period driven by broad-based strength across all end market segments and all sub segments with particular strength coming from the Communications end market primarily due to higher sales from wireless communications applications. Net revenues in Europe decreased in fiscal 2010, as compared to the prior year period, due to weaker sales in most end market applications with the exception of wireless communication and automotive applications.

The fiscal 2011 increase in net revenues in Japan was primarily driven by higher sales in the Industrial and Other and Consumer end market segments. Net revenues in Japan decreased in fiscal 2010 due to broad-based weakness across all end market categories.

Gross Margin

(In millions)	2011	Change	2010	Change	2009
Gross margin	$ 1,549.9	33%	$ 1,161.8	1%	$ 1,156.0
Percentage of net revenues	65.4%		63.4%		63.3%

The increase in the gross margin percentage in fiscal 2011 from the comparable prior year period was driven primarily by a broad improvement in product costs and higher revenue. This improvement was partly offset by the growth of New Products. New Products generally have lower gross margins than Mainstream and Base Products as they are in the early stage of their product life cycle and have higher unit costs associated with relatively lower volumes and early manufacturing maturity.

Gross margin percentage in fiscal 2010 was essentially flat from the comparable prior year period as cost savings related to yield improvement and overall restructuring effort were offset by the strength of New Products.

Gross margin may be affected in the future by product mix shifts, competitive-pricing pressure, manufacturing-yield issues and wafer pricing. We expect to mitigate any adverse impacts from these factors by continuing to improve yields on our New Products and by improving manufacturing efficiencies.

Sales of inventory previously written off were not material during fiscal 2011, 2010 or 2009.

In order to compete effectively, we pass manufacturing cost reductions on to our customers in the form of reduced prices to the extent that we can maintain acceptable margins. Price erosion is common in the semiconductor industry, as advances in both product architecture and manufacturing process technology permit continual reductions in unit cost. We have historically been able to offset much of this revenue decline in our mature products with increased revenues from newer products.

Research and Development

(In millions)	2011	Change	2010	Change	2009
Research and development	$ 392.5	6%	$ 369.5	4%	$ 355.4
Percentage of net revenues	17%		20%		19%

R&D spending increased $23.0 million or 6% during fiscal 2011 compared to the same period last year. The increase was mainly due to higher employee compensation related to variable spending, such as incentive compensation expenses associated with higher revenue and operating margin, and higher overall headcount.

R&D spending increased $14.1 million or 4% during fiscal 2010 compared to fiscal 2009. The increase was mainly due to increased mask and wafer spending in fiscal 2010 associated with the introduction of Virtex 6 and Spartan 6 product families.

We plan to continue to selectively invest in R&D efforts in areas such as new products and more advanced process development, IP and the development of new design and layout software. We will also consider acquisitions to complement our strategy for technology leadership and engineering resources in critical areas.

Selling, General and Administrative

(In millions)	2011	Change	2010	Change	2009
Selling, general and administrative	$ 350.6	7%	$ 327.6	(5)%	$ 343.8
Percentage of net revenues	15%		18%		19%

SG&A expenses increased $23.0 million or 7% during fiscal 2011 compared to the same period last year. The increase was primarily due to higher variable spending associated with higher revenue and operating margin, particularly sales commissions and incentive compensation expenses, and higher legal expenses related to litigations and acquisitions.

SG&A expenses decreased $16.2 million or 5% during fiscal 2010 compared to the same period last year. The decrease was primarily due to headcount reduction as a result of restructuring measures taken during fiscal 2010, partially offset by higher litigation related costs.

Amortization of Acquisition-Related Intangibles

(In millions)	2011	Change	2010	Change	2009
Amortization of acquisition-related intangibles	$ 1.0	(60)%	$ 2.5	(53)%	$ 5.3

Amortization expense in fiscal 2011 was related to the intangible assets acquired in the fourth quarter of fiscal 2011. See "Note 19. Business Combinations" to our consolidated financial statements, included in Item 8. "Financial Statements and Supplementary Data." Amortization expense in fiscal 2010 and 2009 was related to the intangible assets from our prior acquisitions, which were fully amortized by the first quarter of fiscal 2010.

Restructuring Charges

During the third quarter of fiscal 2011, we announced restructuring measures designed to realign resources and drive overall operating efficiencies across the Company. These measures impacted 56 positions, or less than 2% of our global workforce, in various geographies and functions worldwide. The reorganization plan was completed by the end of the fourth quarter of fiscal 2011.

We recorded total restructuring charges of $10.3 million in fiscal 2011, primarily related to severance pay expenses.

We estimate that these measures will result in gross annual savings related to employee compensation of approximately $4.0 million before taxes. However, there can be no assurance that these expected savings will be completely realized in the future as they may be offset by increases in other expenses.

The following table summarizes the restructuring accrual activity for fiscal 2011:

(In millions)	Employee severance and benefits	Facility-related and other costs	Total
Balance as of April 3, 2010	$ 1.9	$ 0.1	$ 2.0
Restructuring charges	9.2	1.1	10.3
Cash payments	(5.8)	(0.3)	(6.1)
Non-cash settlements	-	(0.2)	(0.2)
Balance as of April 2, 2011	$ 5.3	$ 0.7	$ 6.0

The charges above, as well as the restructuring charges recorded in prior fiscal year (see below), have been shown separately as restructuring charges on the consolidated statements of income. The remaining accrual as of April 2, 2011 was primarily related to severance pay and benefits that are expected to be paid during the first quarter of fiscal 2012.

During the first quarter of fiscal 2010, we announced restructuring measures designed to drive structural operating efficiencies across the Company. We completed this restructuring plan at the end of the fourth quarter of fiscal 2010, and reduced our global workforce by approximately 200 net positions, or about 6%. These employee terminations impacted various geographies and functions worldwide. We recorded total restructuring charges of $30.1 million in fiscal 2010, primarily related to severance pay expenses, which were paid in full as of April 2, 2011.

Stock-Based Compensation

(In millions)	2011	Change	2010	Change	2009
Stock-based compensation included in:					
Cost of revenues	$ 4.8	(7)%	$ 5.2	(11)%	$ 5.8
Research and development	28.8	12%	25.8	3%	25.0
Selling, general and administrative	26.7	8%	24.6	7%	23.1
Restructuring charges	—	(100)%	0.9	68%	0.6
	$60.3	7%	$56.5	4%	$54.5

The $3.8 million increase in stock-based compensation expense for fiscal 2011 as compared to the same period last year was mainly due to higher weighted-average fair values of stock awards granted and lower forfeitures during the year. The $2.0 million increase in stock-based compensation expense for fiscal 2010 as compared to the same period last year was due to an increase in the number of shares granted, which was partly offset by declining weighted-average fair values of stock awards vesting and an increase in the number of shares cancelled due to the fiscal 2010 restructuring.

Gain on Early Extinguishment of Convertible Debentures

During fiscal 2009, we paid $193.2 million in cash to repurchase $310.4 million (principal amount) of our debentures and recognized a gain on early extinguishment of convertible debentures of $75.0 million, net of the write-off of the pro rata portions of unamortized debt discount and issuance costs of $41.5 million and unamortized derivative valuation of $736 thousand.

Impairment Loss on Investments

(In millions)	2011	Change	2010	Change	2009
Impairment loss on investments	$ 5.9	55%	$ 3.8	(93)%	$ 54.1
Percentage of net revenues	0%		0%		3%

We recorded an impairment loss on investments in non-marketable equity securities of $5.9 million and $3.8 million for fiscal 2011 and 2010, respectively, due to other-than-temporary decline in the estimated fair value of certain investees.

We recognized impairment losses on investments of $54.1 million during fiscal 2009, which consisted of $51.1 million related to marketable debt and equity securities and $3.0 million related to non-marketable equity securities. Of the $51.1 million impairment loss recognized during fiscal 2009, $38.0 million was related to senior class asset-backed securities where the issuer went into receivership and we concluded that it was not likely that we would recover the balance of our investment. This decline in fair value was deemed to be other than temporary and, therefore, we recognized an impairment loss of $38.0 million on these securities during fiscal 2009. We also recognized an additional impairment loss of $10.0 million on marketable debt securities, primarily due to the bankruptcy filing by one of the issuers of the marketable debt securities. Lastly, we recognized another $3.1 million of impairment loss in marketable equity securities investment during fiscal 2009 as a result of the continued decline in its market value, which led us to believe that the decline in the market value was other than temporary.

Interest and Other Income (Expense), Net

(In millions)	2011	Change	2010	Change	2009
Interest and other income (expense), net	$ (18.4)	179%	$ (6.6)	(187)%	$ 7.6
Percentage of net revenues	(1)%		(0)%		0%

The increase in interest and other expense, net in fiscal 2011 over the prior year was due primarily to the interest expense related to the 2.625% Debentures. Interest and other income (expense), net was a net expense of $6.6 million in fiscal 2010 compared to a net income of $7.6 million in fiscal 2009. Interest income in 2010 decreased over the prior year was due primarily to a decrease in interest rates earned on the investment portfolio. The average interest rate yield in fiscal 2010 on our investments decreased by over 2.5 percentage points as compared to fiscal 2009 period. See "Note 12. Interest and Other Income (Expense), Net" to our consolidated financial statements, included in Item 8. "Financial Statements and Supplementary Data."

Provision for Income Taxes

(In millions)	2011	Change	2010	Change	2009
Provision for income taxes	$ 129.2	101%	$ 64.3	(33)%	$ 96.3
Percentage of net revenues	6%		4%		5%
Effective tax rate	17%		15%		21%

The effective tax rates in all years reflected the favorable impact of foreign income at statutory rates less than the U.S. rate and tax credits earned.

The increase in the effective tax rate in fiscal 2011, when compared with fiscal 2010, was due to a shift in the geographic mix of earnings subject to U.S. tax and to a reduction in the benefit of U.S. tax credits in proportion to U.S. earnings. The fiscal 2011 increase was partially offset by an increase in the amount of permanently reinvested foreign earnings for which no U.S. taxes were provided. In addition, the fiscal 2011 increase was partially offset by the retroactive extension of the federal research credit.

The decrease in the effective tax rate in fiscal 2010, when compared with fiscal 2009, was due to an increase in the amount permanently reinvested outside the U.S. in fiscal 2010 for which no U.S. taxes have been provided, thereby reducing the rates for the period, compounded by an increase in the fiscal 2009 rate for the gain on early extinguishment of debentures taxable at U.S. tax rates. The fiscal 2009 increase however was offset by a benefit from the retroactive extension of the research credit.

The Internal Revenue Service (IRS) audited and issued proposed adjustments to our tax returns for fiscal 1996 through 2001. We filed petitions with the Tax Court in response to assertions by the IRS relating to fiscal 1996 through 2000. All issues have been settled with the IRS as described below.

On August 30, 2005, the Tax Court issued its opinion concerning whether the value of stock options must be included in the cost sharing agreement with Xilinx Ireland. The Tax Court agreed with us that no amount for stock options was to be included in the cost sharing agreement, and entered its decision on May 31, 2006. On August 25, 2006, the IRS appealed the decision to the Ninth Circuit Court of Appeals (Appeals Court). On May 27, 2009, we received a 2–1 adverse judicial ruling from the Appeals Court reversing the Tax Court decision; this adverse ruling was later withdrawn on January 13, 2010 after oral arguments. On March 22, 2010, the Appeals Court affirmed the August 30, 2005 Tax Court decision in our favor. On June 21, 2010, the time for the IRS to appeal the March 22, 2010 decision to the United States Supreme Court lapsed. As a result, all issues concerning this matter are closed.

In a separate matter, on December 8, 2008, the IRS issued a statutory notice of deficiency reflecting proposed audit adjustments for fiscal 2005. We began negotiations with the IRS Appeals Division in the third quarter of fiscal 2010, and settled the remaining proposed adjustment in the fourth quarter of fiscal 2010 with no net change in tax liability. On September 20, 2010, pursuant to stipulations filed by us and the IRS, the Tax Court entered its final order closing all remaining fiscal 2005 issues. We received a small refund and, accordingly, all matters with the IRS relating to fiscal 2005 are resolved. See "Note 16. Income Taxes" and "Note 18. Litigation Settlements and Contingencies" to our consolidated financial statements, included in Item 8. "Financial Statements and Supplementary Data."

Financial Condition, Liquidity and Capital Resources

We have historically used a combination of cash flows from operations and equity and debt financing to support ongoing business activities, acquire or invest in critical or complementary technologies, purchase facilities and capital equipment, repurchase our common stock and debentures under our repurchase program, pay dividends and finance working capital. Additionally, our investments in debt securities are available for future sale.

Fiscal 2011 Compared to Fiscal 2010

Cash, Cash Equivalents and Short-term and Long-term Investments

The combination of cash, cash equivalents and short-term and long-term investments as of April 2, 2011 and April 3, 2010 totaled $2.69 billion and $1.97 billion, respectively. As of April 2, 2011, we had cash, cash equivalents and short-term investments of $1.93 billion and working capital of $2.25 billion. Cash provided by operations of $724.2 million for fiscal 2011 was $169.9 million higher than the $554.3 million generated during fiscal 2010. Cash provided by operations during fiscal 2011 resulted primarily from net income as adjusted for non-cash related items and deferred income on shipment to distributors, which were partially offset by increases in inventories, accounts receivable and a decrease in income taxes payable.

Net cash used in investing activities was $625.4 million during fiscal 2011, as compared to net cash provided by investing activities of $336.7 million in fiscal 2010. Net cash used in investing activities during fiscal 2011 primarily consisted of $526.4 million of net purchases of available-for-sale securities, $65.0 million for purchases of property, plant and equipment (see further discussion below) and $33.7 million for acquisition of businesses.

Net cash provided by financing activities was $92.2 million in fiscal 2011, as compared to net cash used in financing activities of $252.1 million in fiscal 2010. Net cash provided by financing activities during fiscal 2011 consisted of $587.6 million of net proceeds from issuance of the 2.625% Debentures, $170.4 million of proceeds from issuance of common stock under employee stock plans, $46.9 million of proceeds from issuance of warrants, $30.2 million of proceeds from sale of interest rate swaps and $7.4 million for the excess of the tax benefit from stock-based compensation, offset by $468.9 million of repurchase of common stocks, $169.1 million for dividend payments to stockholders and $112.3 million for purchase of call options to hedge against potential dilution upon conversion of the 2.625% Debentures.

Accounts Receivable

Accounts receivable, net of allowances for doubtful accounts, customer returns and distributor pricing adjustments increased by 9% from $262.7 million at the end of fiscal 2010 to $286.5 million at the end of fiscal 2011. The increase in accounts receivable balance was primarily attributable to increase in net revenues in fiscal 2011 from the comparable prior year period. Due to higher accounts receivable collection, DSO decreased to 45 days as of April 2, 2011 from 53 days as of April 3, 2010.

Inventories

Inventories increased from $130.6 million as of April 3, 2010 to $264.7 million as of April 2, 2011. The combined inventory days at Xilinx and the distribution channel increased to 135 days as of April 2, 2011, compared to 89 days as of April 3, 2010. The increases were primarily due to build ahead of a number of legacy parts due to the closure of a particular foundry line and higher safety stock levels on certain parts in light of tight capacity at our foundry partners in anticipation of future demand.

We attempt to maintain sufficient levels of inventory in various product, package and speed configurations in order to keep lead times short and to meet forecasted customer demand and address potential supply constraints. Conversely, we also attempt to minimize the handling costs associated with maintaining higher inventory levels and to fully realize the opportunities for cost reductions associated with architecture and manufacturing process advancements. We continually strive to balance these two objectives to provide excellent customer response at a competitive cost.

Property, Plant and Equipment

During fiscal 2011, we invested $65.0 million in property, plant and equipment compared to $28.2 million in fiscal 2010. Primary investments in fiscal 2011 were for testers, handlers, equipment and software in order to support our new products development and infrastructures.

Current Liabilities

Current liabilities increased from $357.2 million at the end of fiscal 2010 to $368.1 million at the end of fiscal 2011. The increase was primarily due to the increase in deferred income on shipments to distributors and other accruals related to the growth in our overall business, partially offset by the decrease in income taxes payable because we were in prepaid position at the end of fiscal 2011.

Stockholders' Equity

Stockholders' equity increased $294.1 million during fiscal 2011, from $2.12 billion in fiscal 2010 to $2.41 billion in fiscal 2011. The increase in stockholders' equity was attributable to total comprehensive income of $653.6 million (which included net income of $641.9 million) for fiscal 2011, issuance of common stock under employee stock plans of $170.4 million, the equity (conversion option) components of the 2.625% Debentures issued in June 2010 of $108.1 million, stock-based compensation related amounts totaling $65.5 million (including the related tax benefits associated with stock option exercises), and proceeds from issuance of warrants of $46.9 million. The increases were partially offset by the repurchase of common stock of $468.9 million, payment of dividends to stockholders of $169.1 million and purchase of call options to hedge against potential dilution upon conversion of the 2.625% Debentures of $112.3 million.

Fiscal 2010 Compared to Fiscal 2009

Cash, Cash Equivalents and Short-term and Long-term Investments

The combination of cash, cash equivalents and short-term and long-term investments as of April 3, 2010 and March 28, 2009 totaled $1.97 billion and $1.67 billion, respectively. As of April 3, 2010, we had cash, cash equivalents and short-term investments of $1.39 billion and working capital of $1.55 billion. Cash provided by operations of $554.3 million for fiscal 2010 was $111.8 million higher than the $442.5 million generated during fiscal 2009. Cash provided by operations during fiscal 2010 resulted primarily from net income as adjusted for non-cash related items, increases in accrued liabilities, accounts payable and deferred income on shipment to distributors, which were partially offset by increases in accounts receivable, other assets, inventories and prepaid and other current assets as well as a decrease in income taxes payable.

Net cash used in investing activities was $336.7 million during fiscal 2010, as compared to net cash provided by investing activities of $274.5 million in fiscal 2009. Net cash used in investing activities during fiscal 2010 consisted of $306.3 million of net purchases of available-for-sale securities and $28.2 million for purchases of property, plant and equipment (see further discussion below) and $2.3 million of other investing activities.

Net cash used in financing activities was $252.1 million in fiscal 2010, as compared to $518.1 million in fiscal 2009. Net cash used in financing activities during fiscal 2010 consisted of $150.0 million for the repurchase of common stock, $165.6 million for dividend payments to stockholders and $1.3 million for reduction of tax benefits from stock-based compensation. These items were partially offset by $64.9 million of proceeds from the issuance of common stock under employee stock plans.

Accounts Receivable

Accounts receivable, net of allowances for doubtful accounts, customer returns and distributor pricing adjustments increased by 21% from $216.4 million at the end of fiscal 2009 to $262.7 million at the end of fiscal 2010. DSO increased to 53 days as of April 3, 2010 from 43 days as of March 28, 2009. The increases were primarily attributable to an increase in net shipments at the end of the fourth quarter of fiscal 2010 compared to the end of the fourth quarter of fiscal 2009.

Inventories

Inventories increased from $119.8 million as of March 28, 2009 to $130.6 million as of April 3, 2010. The combined inventory days at Xilinx and the distribution channel increased to 89 days as of April 3, 2010, compared to 80 days as of March 28, 2009. The increases were primarily due to higher inventory at Xilinx and in the distributor channel as a result of the higher anticipated demand.

Property, Plant and Equipment

During fiscal 2010, we invested $28.2 million in property, plant and equipment compared to $39.1 million in fiscal 2009. Primary investments in fiscal 2010 were for software, testers, handlers, computer and other equipment.

Current Liabilities

Current liabilities increased from $233.1 million at the end of fiscal 2009 to $357.2 million at the end of fiscal 2010. The increase was primarily due to the increase in trade payables and accrued liabilities from variable spending driven by higher revenues in the fourth quarter of fiscal 2010 compared to the same prior year period, and an increase in deferred income on shipments to distributors. The increase in deferred income on shipments to distributors was due to an increase in distributor inventories as of April 3, 2010 compared to the prior year.

Stockholders' Equity

Stockholders' equity increased $171.7 million during fiscal 2010, from $1.95 billion in fiscal 2009 to $2.12 billion in fiscal 2010. The increase in stockholders' equity was attributable to total comprehensive income of $375.1 million (which included net income of $357.5 million) for fiscal 2010, the issuance of common stock under employee stock plans of $60.1 million and stock-based compensation related amounts totaling $52.1 million (net of the related tax benefits associated with stock option exercises). The increases were partially offset by the payment of dividends to stockholders of $165.6 million and the repurchase of common stock of $150.0 million.

Liquidity and Capital Resources

Cash generated from operations is used as our primary source of liquidity and capital resources. Our investment portfolio is also available for future cash requirements as is our $250.0 million revolving credit facility entered into in April 2007. We are not aware of any lack of access to the revolving credit facility; however, we can provide no assurance that access to the credit facility will not be impacted by adverse conditions in the financial markets. Our credit facility is not reliant upon a single bank. There have been no borrowings to date under our existing revolving credit facility.

We used $468.9 million of cash to repurchase 17.8 million shares of our common stock in fiscal 2011 compared with $150.0 million used to repurchase 6.2 million shares in fiscal 2010. During fiscal 2011, we paid $169.1 million in cash dividends to stockholders, representing an aggregate amount of $0.64 per common share. During fiscal 2010, we paid $165.6 million in cash dividends to stockholders, representing an aggregate amount of $0.60 per common share. In addition, on March 10, 2011, our Board of Directors declared a cash dividend of $0.19 per common share for the first quarter of fiscal 2012. The dividend is payable on June 8, 2011 to stockholders of record on May 18, 2011. Our common stock and debentures repurchase program and dividend policy could be impacted by, among other items, our views on potential future capital requirements relating to R&D, investments and acquisitions, legal risks, principal and interest payments on our debentures and other strategic investments.

The global credit crisis has imposed exceptional levels of volatility and disruption in the capital markets, severely diminished liquidity and credit availability, and increased counterparty risk. Nevertheless, we anticipate that existing sources of liquidity and cash flows from operations will be sufficient to satisfy our cash needs for the foreseeable future. We will continue to evaluate opportunities for investments to obtain additional wafer capacity, procurement of additional capital equipment and facilities, development of new products and potential acquisitions of technologies or businesses that could complement our business. However, the risk factors discussed in Item 1A included in Part I and below could affect our cash positions adversely. In addition, certain types of investments such as auction rate securities may present risks arising from liquidity and/or credit concerns. In the event that our investments in auction rate securities become illiquid, we do not expect this will materially affect our liquidity and capital resources or results of operations.

As of April 2, 2011, marketable securities measured at fair value using Level 3 inputs were comprised of $35.0 million of student loan auction rate securities. The amount of assets and liabilities measured using significant unobservable inputs (Level 3) as a percentage of the total assets and liabilities measured at fair value was less than 2% as of April 2, 2011. See "Note 3. Fair Value Measurements" to our consolidated financial statements, included in Item 8. "Financial Statements and Supplementary Data," for additional information.

During fiscal 2011, we redeemed $20.2 million of student loan auction rate securities for cash at par value. Additionally, during fiscal 2011, we sold $10.8 million notional value of student loan auction rate securities and realized a $580 thousand loss.

Contractual Obligations

The following table summarizes our significant contractual obligations as of April 2, 2011 and the effect such obligations are expected to have on our liquidity and cash flows in future periods. This table excludes amounts already recorded on our consolidated balance sheet as current liabilities as of April 2, 2011.

	Payments Due by Period				
(In millions)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating lease obligations (1)	$ 16.5	$ 6.1	$ 7.8	$ 2.0	$ 0.6
Inventory and other purchase obligations (2)	141.3	141.3	-	-	-
Electronic design automation software licenses (3)	16.7	16.7	-	-	-
Intellectual property license rights obligations (4)	5.0	-	-	-	5.0
2.625% senior convertible debentures – principal and interest (5)	697.8	15.8	31.5	31.5	619.0
3.125% junior convertible debentures – principal and interest (5)	1,250.0	21.6	43.1	43.1	1,142.2
Total	$ 2,127.3	$ 201.5	$ 82.4	$ 76.6	$ 1,766.8

(1) We lease some of our facilities, office buildings and land under non-cancelable operating leases that expire at various dates through November 2035. Rent expense, net of rental income, under all operating leases was approximately $4.9 million for fiscal 2011. See "Note 10. Commitments" to our consolidated financial statements, included in Item 8. "Financial Statements and Supplementary Data," for additional information about operating leases.

(2) Due to the nature of our business, we depend entirely upon subcontractors to manufacture our silicon wafers and provide assembly and some test services. The lengthy subcontractor lead times require us to order the materials and services in advance, and we are obligated to pay for the materials and services when completed. We expect to receive and pay for these materials and services in the next three to six months, as the products meet delivery and quality specifications.

(3) As of April 2, 2011, we had $16.7 million of non-cancelable license obligations to providers of electronic design automation software and hardware/software maintenance expiring at various dates through December 2013.

(4) We committed up to $5.0 million to acquire, in the future, rights to intellectual property until July 2023. License payments will be amortized over the useful life of the intellectual property acquired.

(5) For purposes of this table we have assumed the principal of our debentures will be paid on maturity dates, which is June 15, 2017 for the 2.625% senior convertible debentures and March 15, 2037 for the 3.125% junior convertible debentures. See "Note 14. Convertible Debentures and Revolving Credit Facility" to our consolidated financial statements, included in Item 8. "Financial Statements and Supplementary Data," for additional information about our debentures.

As of April 2, 2011, $45.3 million of liabilities for uncertain tax positions and related interest and penalties were classified as long-term income taxes payable in the consolidated balance sheet. Due to the inherent uncertainty with respect to the timing of future cash outflows associated with such liabilities, we are unable to reliably estimate the timing of cash settlement with the respective taxing authorities. Therefore, liabilities for uncertain tax positions have been excluded from the contractual obligations table above.

Off-Balance-Sheet Arrangements

As of April 2, 2011, we did not have any significant off-balance-sheet arrangements, as defined in Item 303(a)(4)(ii) of SEC Regulation S-K.

Recent Accounting Pronouncements

See "Note 2. Summary of Significant Accounting Policies and Concentrations of Risk" to our consolidated financial statements, included in Item 8. "Financial Statements and Supplementary Data," for information about recent accounting pronouncements, including the expected dates of adoption and estimated effects, if any, on our consolidated financial statements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our exposure to interest rate risk relates primarily to our investment portfolio, which consists of fixed income securities with a fair value of approximately $2.33 billion as of April 2, 2011. Our primary aim with our investment portfolio is to invest available cash while preserving principal and meeting liquidity needs. Our investment portfolio includes municipal bonds, floating rate notes, mortgage-backed securities, bank certificates of deposit, commercial paper, corporate bonds, student loan auction rate securities and U.S. and foreign government and agency securities. In accordance with our investment policy, we place investments with high credit quality issuers and limit the amount of credit exposure to any one issuer based upon the issuer's credit rating. These securities are subject to interest rate risk and will decrease in value if market interest rates increase. A hypothetical 100 basis-point (one percentage point) increase or decrease in interest rates compared to rates at April 2, 2011 and April 3, 2010 would have affected the fair value of our investment portfolio by less than $16.0 million and $10.0 million, respectively.

Credit Market Risk

Since September 2007, the global credit markets have experienced adverse conditions that have negatively impacted the values of various types of investment and non-investment grade securities. During this time, the global credit and capital markets experienced significant volatility and disruption due to instability in the global financial system, uncertainty related to global economic conditions and concerns regarding sovereign financial stability. While general conditions in the global credit markets have improved, there is a risk that we may incur additional other-than-temporary impairment charges for certain types of investments should credit market conditions deteriorate. See "Note 4. Financial Instruments" to our consolidated financial statements, included in Item 8. "Financial Statements and Supplementary Data," for additional information about our investments.

Foreign Currency Exchange Risk

Sales to all direct OEMs and distributors are denominated in U.S. dollars.

Gains and losses on foreign currency forward contracts that are designated as hedges of anticipated transactions, for which a firm commitment has been attained and the hedged relationship has been effective, are deferred and included in income or expenses in the same period that the underlying transaction is settled. Gains and losses on any instruments not meeting the above criteria are recognized in income or expenses in the consolidated statements of income as they are incurred.

We enter into forward currency exchange contracts to hedge our overseas operating expenses and other liabilities when deemed appropriate. As of April 2, 2011 and April 3, 2010, we had the following outstanding forward currency exchange contracts:

(In thousands and U.S. dollars)	April 2, 2011	April 3, 2010
Euro	$ 38,787	$ 21,190
Singapore dollar	52,782	58,420
Japanese Yen	12,382	12,268
British Pound	8,853	4,889
	$ 112,804	$ 96,767

As part of our strategy to reduce volatility of operating expenses due to foreign exchange rate fluctuations, we employ a hedging program with a five-quarter forward outlook for major foreign-currency-denominated operating expenses. The outstanding forward currency exchange contracts expire at various dates between April 2011 and May 2012. The net unrealized gain or loss, which approximates the fair market value of the above contracts, was immaterial as of April 2, 2011 and April 3, 2010.

Our investments in several of our wholly-owned subsidiaries are recorded in currencies other than the U.S. dollar. As the financial statements of these subsidiaries are translated at each quarter end during consolidation, fluctuations of exchange rates between the foreign currency and the U.S. dollar increase or decrease the value of those investments. These fluctuations are recorded within stockholders' equity as a component of accumulated other comprehensive income (loss). Other monetary foreign-denominated assets and liabilities are revalued on a monthly basis with gains and losses on revaluation reflected in net income. A hypothetical 10% favorable or unfavorable change in foreign currency exchange rates at April 2, 2011 and April 3, 2010 would have affected the annualized foreign-currency-denominated operating expenses of our foreign subsidiaries by less than $9.0 million for each year. In addition, a hypothetical 10% favorable or unfavorable change in foreign currency exchange rates compared to rates at April 2, 2011 and April 3, 2010 would have affected the value of foreign-currency-denominated cash and investments by less than $5.0 million as of each date.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

XILINX, INC.
CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except per share amounts)	Years Ended April 2, 2011	Years Ended April 3, 2010	Years Ended March 28, 2009
Net revenues	$ 2,369,445	$ 1,833,554	$ 1,825,184
Cost of revenues	819,558	671,803	669,151
Gross margin	1,549,887	1,161,751	1,156,033
Operating expenses:			
Research and development	392,482	369,485	355,392
Selling, general and administrative	350,626	327,560	343,768
Amortization of acquisition-related intangibles	1,034	2,493	5,332
Restructuring charges	10,346	30,064	22,023
Total operating expenses	754,488	729,602	726,515
Operating income	795,399	432,149	429,518
Gain on early extinguishment of convertible debentures	-	-	75,035
Impairment loss on investments	(5,904)	(3,805)	(54,129)
Interest and other income (expense), net	(18,415)	(6,579)	7,602
Income before income taxes	771,080	421,765	458,026
Provision for income taxes	129,205	64,281	96,307
Net income	$ 641,875	$ 357,484	$ 361,719
Net income per common share:			
Basic	$ 2.43	$ 1.30	$ 1.31
Diluted	$ 2.39	$ 1.29	$ 1.31
Shares used in per share calculations:			
Basic	264,094	276,012	276,113
Diluted	268,061	276,953	276,854

See notes to consolidated financial statements.

XILINX, INC.
CONSOLIDATED BALANCE SHEETS
XILINX, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)	Years Ended April 2, 2011	April 3, 2010	March 28, 2009
Cash flows from operating activities:			
Net income	$ 641,875	$ 357,484	$ 361,719
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	50,361	50,180	55,632
Amortization	8,531	14,982	15,682
Stock-based compensation	60,258	56,481	54,509
Gain on early extinguishment of convertible debentures	-	-	(75,035)
Impairment loss on investments	5,904	3,805	54,129
Net gain on sale of available-for-sale securities	(3,821)	(351)	(2,706)
Amortization of debt discount on convertible debentures	13,921	3,892	4,789
Derivatives – revaluation and amortization	(113)	(1,204)	(97)
Provision for deferred income taxes	109,561	58,030	47,831
Tax benefit (expense) from exercise of stock options	4,861	(4,352)	4,244
(Excess) reduction of tax benefit from stock-based compensation	(7,406)	1,315	(4,779)
Changes in assets and liabilities:			
Accounts receivable, net	(23,699)	(46,345)	32,757
Inventories	(133,724)	(10,779)	10,022
Deferred income taxes	-	-	(9,637)
Prepaid expenses and other current assets	(4,854)	(9,174)	10,309
Other assets	(841)	(15,341)	(17,426)
Accounts payable	2,833	47,967	(11,201)
Accrued liabilities (including restructuring activities)	(3,496)	50,103	(24,353)
Income taxes payable	(15,630)	(20,170)	(14,545)
Deferred income on shipments to distributors	19,631	17,768	(49,314)
Net cash provided by operating activities	724,152	554,291	442,530
Cash flows from investing activities:			
Purchases of available-for-sale securities	(2,578,393)	(1,669,148)	(945,069)
Proceeds from sale and maturity of available-for-sale securities	2,052,016	1,362,838	1,259,511
Purchases of property, plant and equipment	(64,979)	(28,152)	(39,109)
Other investing activities	(34,085)	(2,270)	(793)
Net cash provided by (used in) investing activities	(625,441)	(336,732)	274,540
Cash flows from financing activities:			
Repurchases of convertible debentures	-	-	(193,182)
Repurchases of common stock	(468,943)	(149,997)	(275,000)
Proceeds from issuance of common stock through various stock plans	170,353	64,871	99,859
Payment of dividends to stockholders	(169,072)	(165,648)	(154,534)
Proceeds from issuance of convertible debts, net of issuance costs	587,644	-	-
Purchase of call options	(112,319)	-	-
Proceeds from issuance of warrants	46,908	-	-
Proceeds from sale of interest rate swaps	30,214	-	-
Excess (reduction of) tax benefit from stock-based compensation	7,406	(1,315)	4,779
Net cash provided by (used in) financing activities	92,191	(252,089)	(518,078)
Net increase (decrease) in cash and cash equivalents	190,902	(34,530)	198,992
Cash and cash equivalents at beginning of period	1,031,457	1,065,987	866,995
Cash and cash equivalents at end of period	$ 1,222,359	$ 1,031,457	$ 1,065,987
Supplemental disclosure of cash flow information:			
Interest paid	$ 29,827	$ 21,551	$ 28,828
Income taxes paid, net of refunds	$ 30,561	$ 31,869	$ 75,375

See notes to consolidated financial statements.

XILINX, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(In thousands, except per share amounts)	Common Stock Outstanding Shares	Common Stock Outstanding Amount	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
Balance as of March 29, 2008	280,519	$ 2,805	$ 1,160,278	$ 800,310	$ 5,804	$ 1,969,197
Components of comprehensive income:						
Net income	-	-	-	361,719	-	361,719
Change in net unrealized loss on available-for-sale securities, net of tax benefit of $9,272	-	-	-	-	(14,888)	(14,888)
Change in net unrealized loss on hedging transactions, net of taxes	-	-	-	-	(2,039)	(2,039)
Cumulative translation adjustment	-	-	-	-	(7,735)	(7,735)
Total comprehensive income						337,057
Issuance of common shares under employee stock plans	5,811	58	96,338	-	-	96,396
Repurchase and retirement of common stock	(10,823)	(108)	(156,635)	(118,257)	-	(275,000)
Early extinguishment of convertible debentures	-	-	(72,593)	-	-	(72,593)
Stock-based compensation expense	-	-	54,509	-	-	54,509
Stock-based compensation capitalized in inventory	-	-	(396)	-	-	(396)
Adjustment to accounting for uncertain tax position adoption entry	-	-	-	(10,120)	-	(10,120)
Cash dividends declared ($0.56 per common share)	-	-	-	(154,534)	-	(154,534)
Tax benefit from exercise of stock options	-	-	4,244	-	-	4,244
Balance as of March 28, 2009	275,507	2,755	1,085,745	879,118	(18,858)	1,948,760
Components of comprehensive income:						
Net income	-	-	-	357,484	-	357,484
Change in net unrealized loss on available-for-sale securities, net of tax benefit of $9,115	-	-	-	-	14,756	14,756
Change in net unrealized loss on hedging transactions, net of taxes	-	-	-	-	(541)	(541)
Cumulative translation adjustment	-	-	-	-	3,422	3,422
Total comprehensive income						375,121
Issuance of common shares under employee stock plans	4,183	42	60,046	-	-	60,088
Repurchase and retirement of common stock	(6,203)	(62)	(95,526)	(54,409)	-	(149,997)
Stock-based compensation expense	-	-	56,481	-	-	56,481
Stock-based compensation capitalized in inventory	-	-	17	-	-	17
Cash dividends declared ($0.60 per common share)	-	-	-	(165,648)	-	(165,648)
Reduction of tax benefit from exercise of stock options	-	-	(4,352)	-	-	(4,352)
Balance as of April 3, 2010	273,487	2,735	1,102,411	1,016,545	(1,221)	2,120,470
Components of comprehensive income:						
Net income	-	-	-	641,875	-	641,875
Change in net unrealized loss on available-for-sale securities, net of tax benefit of $2,176	-	-	-	-	3,537	3,537
Change in net unrealized loss on hedging transactions, net of taxes	-	-	-	-	6,776	6,776
Cumulative translation adjustment	-	-	-	-	1,425	1,425
Total comprehensive income						653,613
Issuance of common shares under employee stock plans	8,870	89	170,264	-	-	170,353
Repurchase and retirement of common stock	(17,755)	(178)	(217,461)	(251,304)	-	(468,943)
Stock-based compensation expense	-	-	60,258	-	-	60,258
Stock-based compensation capitalized in inventory	-	-	394	-	-	394
Equity component of 2.625% Debentures, net	-	-	108,094	-	-	108,094
Purchase of call options	-	-	(112,319)	-	-	(112,319)
Issuance of warrants	-	-	46,908	-	-	46,908
Cash dividends declared ($0.64 per common share)	-	-	-	(169,072)	-	(169,072)
Tax benefit from exercise of stock options	-	-	4,861	-	-	4,861
Balance as of April 2, 2011	264,602	$ 2,646	$ 1,163,410	$ 1,238,044	$ 10,517	$ 2,414,617

See notes to consolidated financial statements.

XILINX, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Nature of Operations

Xilinx, Inc. (Xilinx or the Company) designs, develops and markets programmable platforms, including advanced integrated circuits, software design tools and predefined system functions delivered as intellectual property cores. In addition to its programmable platforms, the Company provides design services, customer training, field engineering and technical support. The wafers used to manufacture its products are obtained primarily from independent wafer manufacturers located in Taiwan and Japan. The Company is dependent on these foundries to produce and deliver silicon wafers on a timely basis. The Company is also dependent on subcontractors, primarily located in the Asia Pacific region, to provide semiconductor assembly, test and shipment services. Xilinx is a global company with sales offices throughout the world. The Company derives over one-half of its revenues from international sales, primarily in the Asia Pacific region, Europe and Japan.

Note 2. Summary of Significant Accounting Policies and Concentrations of Risk

Basis of Presentation

The accompanying consolidated financial statements include the accounts of Xilinx and its wholly-owned subsidiaries after elimination of all intercompany transactions. The Company uses a 52- to 53-week fiscal year ending on the Saturday nearest March 31. Fiscal 2011 and 2009 were a 52-week year ended on April 2, 2011 and March 28, 2009, respectively. Fiscal 2010 was a 53-week year ended on April 3, 2010. Fiscal 2012 will be a 52-week year ending on March 31, 2012.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of net revenues and expenses during the reporting period. Such estimates relate to, among others, the useful lives of assets, assessment of recoverability of property, plant and equipment, long-lived assets including acquisition-related intangible assets and goodwill, inventory write-downs, allowances for doubtful accounts customer returns and deferred tax assets, stock-based compensation, potential reserves relating to litigation and tax matters, valuation of certain investments and derivative financial instruments as well as other accruals or reserves. Actual results may differ from those estimates and such differences may be material to the financial statements.

Cash Equivalents and Investments

Cash equivalents consist of highly liquid investments with original maturities from the date of purchase of three months or less. These investments consist of commercial paper, bank certificates of deposit, money market funds and time deposits. Short-term investments consist of municipal bonds, corporate bonds, commercial paper, U.S. and foreign government and agency securities, floating rate notes, mortgage-backed securities and bank certificates of deposit with original maturities greater than three months and remaining maturities less than one year from the balance sheet date. Long-term investments consist of U.S. and foreign government and agency securities, corporate bonds, mortgage-backed securities, floating rate notes and municipal bonds with remaining maturities greater than one year, unless the investments are specifically identified to fund current operations, in which case they are classified as short-term investments. As of April 2, 2011 and April 3, 2010, long-term investments also included approximately $35.0 million and $61.6 million, respectively, of auction rate securities that experienced failed auctions in the fourth quarter of fiscal 2008. These auction rate securities are secured primarily by pools of student loans originated under Federal Family Education Loan Program (FFELP) that are substantially guaranteed by the U. S. Department of Education. Equity investments are also classified as long-term investments since they are not intended to fund current operations.

The Company maintains its cash balances with various banks with high quality ratings, and investment banking and asset management institutions. The Company manages its liquidity risk by investing in a variety of money market funds, high-grade commercial paper, corporate bonds, municipal bonds and U.S. and foreign government and agency securities. This diversification of investments is consistent with its policy to maintain liquidity and ensure the ability to collect principal. The Company maintains an offshore investment portfolio denominated in U.S. dollars. All investments are made pursuant to corporate investment policy guidelines. Investments include Euro commercial paper, Euro dollar bonds, Euro dollar floating rate notes, offshore time deposits, U.S. and foreign government and agency securities, and mortgage-backed securities issued by U.S. government-sponsored enterprises and agencies.

Management classifies investments as available-for-sale or held-to-maturity at the time of purchase and re-evaluates such designation at each balance sheet date, although classification is not generally changed. Securities are classified as held-to-maturity when the Company has the positive intent and the ability to hold the securities until maturity. Held-to-maturity securities are carried at cost adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization, as well as any interest on the securities, is included in interest income. No investments were classified as held-to-maturity as of April 2, 2011 or April 3, 2010. Available-for-sale securities are carried at fair value with the unrealized gains or losses, net of tax, included as a component of accumulated other comprehensive income (loss) in stockholders' equity. See "Note 3. Fair Value Measurements" for information relating to the determination of fair value. Realized gains and losses on available-for-sale securities are included in interest and other income (expense), net, and declines in value judged to be other than temporary are included in impairment loss on investments. The cost of securities matured or sold is based on the specific identification method.

In determining whether a decline in value of non-marketable equity investments in private companies is other than temporary, the assessment is made by considering available evidence including the general market conditions in the investee's industry, the investee's product development status, the investee's ability to meet business milestones and the financial condition and near-term prospects of the individual investee, including the rate at which the investee is using its cash, the investee's need for possible additional funding at a lower valuation and bona fide offers to purchase the investee from a prospective acquirer. When a decline in value is deemed to be other than temporary, the Company recognizes an impairment loss in the current period's operating results to the extent of the decline.

Accounts Receivable

The allowance for doubtful accounts reflects the Company's best estimate of probable losses inherent in the accounts receivable balance. The Company determines the allowance based on the aging of Xilinx's accounts receivable, historical experience, known troubled accounts, management judgment and other currently available evidence. Xilinx writes off accounts receivable against the allowance when Xilinx determines a balance is uncollectible and no longer actively pursues collection of the receivable. The amounts of accounts receivable written off were insignificant for all periods presented.

Inventories

Inventories are stated at the lower of actual cost (determined using the first-in, first-out method), or market (estimated net realizable value) and are comprised of the following:

(In thousands)	April 2, 2011	April 3, 2010
Raw materials	$ 15,465	$ 13,257
Work-in-process	214,023	85,990
Finished goods	35,257	31,381
	$264,745	$130,628

The Company reviews and sets standard costs quarterly to approximate current actual manufacturing costs. The Company's manufacturing overhead standards for product costs are calculated assuming full absorption of actual spending over actual volumes, adjusted for excess capacity. Given the cyclicality of the market, the obsolescence of technology and product lifecycles, the Company writes down inventory based on forecasted demand and technological obsolescence. These factors are impacted by market and economic conditions, technology changes, new product introductions and changes in strategic direction and require estimates that may include uncertain elements. Actual demand may differ from forecasted demand and such differences may have a material effect on recorded inventory values.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost, net of accumulated depreciation. Depreciation for financial reporting purposes is computed using the straight-line method over the estimated useful lives of the assets of three to five years for machinery, equipment, furniture and fixtures and 15 to 30 years for buildings. Depreciation expense totaled $50.4 million, $50.2 million and $55.6 million for fiscal 2011, 2010 and 2009, respectively.

Impairment of Long-Lived Assets Including Acquisition-Related Intangibles

The Company evaluates the carrying value of long-lived assets and certain identifiable intangible assets to be held and used for impairment if indicators of potential impairment exist. Impairment indicators are reviewed on a quarterly basis. When indicators of impairment exist and assets are held for use, the Company estimates future undiscounted cash flows attributable to the assets. In the event such cash flows are not expected to be sufficient to recover the recorded value of the assets, the assets are written down to their estimated fair values based on the expected discounted future cash flows attributable to the assets or based on appraisals. When assets are removed from operations and held for sale, Xilinx estimates impairment losses as the excess of the carrying value of the assets over their fair value.

Goodwill

Goodwill is not amortized but is subject to impairment tests on an annual basis, or more frequently if indicators of potential impairment exist, using a fair-value-based approach. All other intangible assets are amortized over their estimated useful lives and assessed for impairment. Based on the impairment review performed during the fourth quarter of fiscal 2011, there was no impairment of goodwill in fiscal 2011. Unless there are indicators of impairment, the Company's next impairment review for goodwill will be performed and completed in the fourth quarter of fiscal 2012. To date, no impairment indicators have been identified.

Revenue Recognition

Sales to distributors are made under agreements providing distributor price adjustments and rights of return under certain circumstances. Revenue and costs relating to distributor sales are deferred until products are sold by the distributors to the distributors' end customers. For fiscal 2011, approximately 63% of the Company's net revenues were from products sold to distributors for subsequent resale to OEMs or their subcontract manufacturers. Revenue recognition depends on notification from the distributor that product has been sold to the distributor's end customer. Also reported by the distributor are product resale price, quantity and end customer shipment information, as well as inventory on hand. Reported distributor inventory on hand is reconciled to deferred revenue balances monthly. The Company maintains system controls to validate distributor data and to verify that the reported information is accurate. Deferred income on shipments to distributors reflects the effects of distributor price adjustments and the amount of gross margin expected to be realized when distributors sell through product purchased from the Company. Accounts receivable from distributors are recognized and inventory is relieved when title to inventories transfers, typically upon shipment from Xilinx at which point the Company has a legally enforceable right to collection under normal payment terms.

As of April 2, 2011, the Company had $134.0 million of deferred revenue and $34.2 million of deferred cost of revenues recognized as a net $99.8 million of deferred income on shipments to distributors. As of April 3, 2010, the Company had $110.4 million of deferred revenue and $30.3 million of deferred cost of revenues recognized as a net $80.1 million of deferred income on shipments to distributors. The deferred income on shipments to distributors that will ultimately be recognized in the Company's consolidated statement of income will be different than the amount shown on the consolidated balance sheet due to actual price adjustments issued to the distributors when the product is sold to their end customers.

Revenue from sales to the Company's direct customers is recognized upon shipment provided that persuasive evidence of a sales arrangement exists, the price is fixed, title has transferred, collection of resulting receivables is reasonably assured, and there are no customer acceptance requirements and no remaining significant obligations. For each of the periods presented, there were no significant formal acceptance provisions with the Company's direct customers.

Revenue from software licenses is deferred and recognized as revenue over the term of the licenses of one year. Revenue from support services is recognized when the service is performed. Revenue from Support Products, which includes software and services sales, was less than 6% of net revenues for all of the periods presented.

Allowances for end customer sales returns are recorded based on historical experience and for known pending customer returns or allowances.

Foreign Currency Translation

The U.S. dollar is the functional currency for the Company's Ireland and Singapore subsidiaries. Assets and liabilities that are not denominated in the functional currency are remeasured into U.S. dollars, and the resulting gains or losses are included in the consolidated statements of income under interest and other income (expense), net. The remeasurement gains or losses were immaterial for all fiscal periods presented.

The local currency is the functional currency for each of the Company's other wholly-owned foreign subsidiaries. Assets and liabilities are translated from foreign currencies into U.S. dollars at month-end exchange rates and statements of income are translated at the average monthly exchange rates. Exchange gains or losses arising from translation of foreign currency denominated assets and liabilities (i.e., cumulative translation adjustment) are included as a component of accumulated other comprehensive income (loss) in stockholders' equity.

Derivative Financial Instruments

To reduce financial risk, the Company periodically enters into financial arrangements as part of the Company's ongoing asset and liability management activities. Xilinx uses derivative financial instruments to hedge fair values of underlying assets and liabilities or future cash flows which are exposed to foreign currency fluctuations. The Company does not enter into derivative financial instruments for trading or speculative purposes. See "Note 5. Derivative Financial Instruments" for detailed information about the Company's derivative financial instruments.

Research and Development Expenses

Research and development costs are current period expenses and charged to expense as incurred.

Stock-Based Compensation

The Company has equity incentive plans that are more fully discussed in "Note 6. Stock-Based Compensation Plans." The authoritative guidance of accounting for share-based payment requires the Company to measure the cost of all employee equity awards that are expected to be exercised based on the grant-date fair value of those awards and to record that cost as compensation expense over the period during which the employee is required to perform service in exchange for the award (over the vesting period of the award). In addition, the Company is required to record compensation expense (as previous awards continue to vest) for the unvested portion of previously granted awards that remain outstanding at the date of adoption. The authoritative guidance of accounting for share-based payment requires cash flows resulting from excess tax benefits to be classified as a part of cash flows from financing activities. Excess tax benefits are realized tax benefits from tax deductions for exercised options in excess of the deferred tax asset attributable to stock compensation costs for such options. The exercise price of employee stock options is equal to the market price of Xilinx common stock (defined as the closing trading price reported by The NASDAQ Global Select Market) on the date of grant. Additionally, Xilinx's employee stock purchase plan is deemed a compensatory plan under the authoritative guidance of accounting for share-based payment. Accordingly, the employee stock purchase plan is included in the computation of stock-based compensation expense.

The Company uses the straight-line attribution method to recognize stock-based compensation costs over the requisite service period of the award. Upon exercise, cancellation or expiration of stock options, deferred tax assets for options with multiple vesting dates are eliminated for each vesting period on a first-in, first-out basis as if each award had a separate vesting period. To calculate the excess tax benefits available for use in offsetting future tax shortfalls as of the date of implementation, the Company followed the alternative transition method.

Income Taxes

All income tax amounts reflect the use of the liability method under the accounting for income taxes, as interpreted by FASB authoritative guidance for measuring uncertain tax positions. Under this method, deferred tax assets and liabilities are determined based on the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities for financial and income tax reporting purposes.

Product Warranty and Indemnification

The Company generally sells products with a limited warranty for product quality. The Company provides an accrual for known product issues if a loss is probable and can be reasonably estimated. As of the end of both fiscal 2011 and 2010, the accrual balance of the product warranty liability was immaterial.

The Company offers, subject to certain terms and conditions, to indemnify certain customers and distributors for costs and damages awarded against these parties in the event the Company's hardware products are found to infringe third-party intellectual property rights, including patents, copyrights or trademarks, and to compensate certain customers for limited specified costs they actually incur in the event our hardware products experience epidemic failure. To a lesser extent, the Company may from time-to-time offer limited indemnification with respect to its software products. The terms and conditions of these indemnity obligations are limited by contract, which obligations are typically perpetual from the effective date of the agreement. The Company has historically received only a limited number of requests for indemnification under these provisions and has not made any significant payments pursuant to these provisions. The Company cannot estimate the maximum amount of potential future payments, if any, that the Company may be required to make as a result of these obligations due to the limited history of indemnification claims and the unique facts and circumstances that are likely to be involved in each particular claim and indemnification provision. However, there can be no assurances that the Company will not incur any financial liabilities in the future as a result of these obligations.

Concentrations of Credit Risk

Avnet, one of the Company's distributors, distributes the substantial majority of the Company's products worldwide. As of April 2, 2011 and April 3, 2010, Avnet accounted for 79% and 83% of the Company's total accounts receivable, respectively. Resale of product through Avnet accounted for 51%, 49% and 55% of the Company's worldwide net revenues in fiscal 2011, 2010 and 2009, respectively. The percentage of accounts receivable due from Avnet and the percentage of worldwide net revenues from Avnet are consistent with historical patterns.

Xilinx is subject to concentrations of credit risk primarily in its trade accounts receivable and investments in debt securities to the extent of the amounts recorded on the consolidated balance sheet. The Company attempts to mitigate the concentration of credit risk in its trade receivables through its credit evaluation process, collection terms, distributor sales to diverse end customers and through geographical dispersion of sales. Xilinx generally does not require collateral for receivables from its end customers or from distributors.

No end customer accounted for more than 10% of net revenues for any of the periods presented.

The Company mitigates concentrations of credit risk in its investments in debt securities by currently investing more than 94% of its portfolio in AA or higher grade securities as rated by Standard & Poor's or Moody's Investors Service. The Company's methods to arrive at investment decisions are not solely based on the rating agencies' credit ratings. Xilinx also performs additional credit due diligence and conducts regular portfolio credit reviews, including a review of counterparty credit risk related to the Company's forward currency exchange and interest rate swap contracts. Additionally, Xilinx limits its investments in the debt securities of a single issuer based upon the issuer's credit rating and attempts to further mitigate credit risk by diversifying risk across geographies and type of issuer. As of April 2, 2011, 52% and 48% of its investments in debt securities were domestic and foreign issuers, respectively. See "Note 4. Financial Instruments" for detailed information about the Company's investment portfolio.

As of April 2, 2011, less than 2% of the Company's $2.60 billion investment portfolio consisted of student loan auction rate securities and all of these securities are rated AAA with the exception of $3.8 million that were downgraded to an A rating during fiscal 2009. Nearly all of the underlying assets that secure these securities are pools of student loans originated under the FFELP, which are substantially guaranteed by the U.S. Department of Education. These securities experienced failed auctions in the fourth quarter of fiscal 2008 due to liquidity issues in the global credit markets. In a failed auction, the interest rates are reset to a maximum rate defined by the contractual terms for each security. The Company has collected and expects to collect all interest payable on these securities when due. During fiscal 2011 and 2010, $20.2 million and $1.3 million, respectively, of these student loan auction rate securities were redeemed for cash by the issuers at par value. In addition, during fiscal 2011 the Company sold $10.8 million notional value of student loan auction rate securities and realized a $580 thousand loss. Because there can be no assurance of a successful auction in the future, the student loan auction rate securities are reclassified as long-term investments on the consolidated balance sheets. The maturity dates range from December 2027 to May 2046.

As of April 2, 2011, approximately 23% of the portfolio consisted of mortgage-backed securities. All of the mortgage-backed securities in the investment portfolio are AAA rated and were issued by U.S. government-sponsored enterprises and agencies.

The global credit and capital markets have continued to experience adverse conditions that have negatively impacted the values of various types of investment and non-investment grade securities, and have experienced volatility and disruption due to instability in the global financial system, uncertainty related to global economic conditions and concerns regarding sovereign financial stability. While general conditions in the global credit markets have improved, there is a risk that the Company may incur other-than-temporary impairment charges for certain types of investments should credit market conditions deteriorate or the underlying assets fail to perform as anticipated. See "Note 4. Financial Instruments" for a table of the Company's available-for-sale securities.

Dependence on Independent Manufacturers and Subcontractors

The Company does not directly manufacture the finished silicon wafers used to manufacture its products. Xilinx receives a majority of its finished wafers from one independent wafer manufacturer located in Taiwan. The Company is also dependent on a limited number of subcontractors, primarily located in the Asia Pacific region, to provide semiconductor assembly, test and shipment services.

Recent Accounting Pronouncements

In October 2009, the FASB issued the authoritative guidance to update the accounting and reporting requirements for revenue arrangements with multiple deliverables. This guidance established a selling price hierarchy, which allows the use of an estimated selling price to determine the selling price of a deliverable in cases where neither vendor-specific objective evidence nor third-party evidence is available. This guidance is to be applied prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, which for the Company is its fiscal 2012. Early adoption is permitted, and if this update is adopted early in other than the first quarter of an entity's fiscal year, then it must be applied retrospectively to the beginning of that fiscal year. The Company does not expect this guidance to have significant impacts on its consolidated financial statements.

In October 2009, the FASB issued the authoritative guidance that clarifies which revenue allocation and measurement guidance should be used for arrangements that contain both tangible products and software, in cases where the software is more than incidental to the tangible product as a whole. More specifically, if the software sold with or embedded within the tangible product is essential to the functionality of the tangible product, then this software as well as undelivered software elements that relate to this software are excluded from the scope of existing software revenue guidance. This guidance is to be applied prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, which for the Company is its fiscal 2012. Early adoption is permitted, and if this update is adopted early in other than the first quarter of an entity's fiscal year, then it must be applied retrospectively to the beginning of that fiscal year. The Company does not expect this guidance to have significant impacts on its consolidated financial statements.

In January 2010, the FASB issued amended standards that require additional disclosures about inputs and valuation techniques used to measure fair value as well as disclosures about significant transfers, beginning in the Company's fourth quarter of fiscal 2010. Additionally, these amended standards require presentation of disaggregated activity within the reconciliation for fair value measurements using significant unobservable inputs (Level 3), beginning in the Company's first quarter of fiscal 2012.

In April 2010, the FASB issued the authoritative guidance on milestone method of revenue recognition. Under the new guidance, an entity can recognize revenue from consideration that is contingent upon achievement of a milestone in the period in which the milestone is achieved only if the milestone meets all criteria to be considered substantive. This guidance is to be applied prospectively for milestones achieved in fiscal years, and interim periods within those years, beginning on or after June 15, 2010, which for the Company is its fiscal 2012. Early adoption is permitted, and if this update is adopted early in other than the first quarter of an entity's fiscal year, then it must be applied retrospectively to the beginning of that fiscal year. The Company does not expect this guidance to have significant impacts on its consolidated financial statements.

In December 2010, the FASB issued the authoritative guidance to amend Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that a goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that an impairment may exist. This guidance is effective for public entities for fiscal years, and interim periods within those years, beginning after December 15, 2010, which for Xilinx is its first quarter fiscal 2012. The Company does not expect these new standards to have significant impacts on the Company's consolidated financial statements.

In December 2010, the FASB issued the authoritative guidance to clarify the pro forma revenue and earnings disclosure requirements for business combinations. The guidance specifies that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. This guidance is effective for public entities prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010, which for Xilinx is its first quarter fiscal 2012.

Note 3. Fair Value Measurements

The guidance for fair value measurements established by the FASB defines fair value as the exchange price that would be received from selling an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which Xilinx would transact and also considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions and risk of nonperformance.

The Company determines the fair value for marketable debt securities using industry standard pricing services, data providers and other third-party sources and by internally performing valuation analyses. The Company primarily uses a consensus price or weighted average price for its fair value assessment. The Company determines the consensus price using market prices from a variety of industry standard pricing services, data providers, security master files from large financial institutions and other third party sources and uses those multiple prices as inputs into a distribution-curve-based algorithm to determine the daily market value. The pricing services use multiple inputs to determine market prices, including reportable trades, benchmark yield curves, credit spreads and broker/dealer quotes as well as other industry and economic events. For certain securities with short maturities, such as discount commercial paper and certificates of deposit, the security is accreted from purchase price to face value at maturity. If a subsequent transaction on the same security is observed in the marketplace, the price on the subsequent transaction is used as the current daily market price and the security will be accreted to face value based on the revised price. For certain other securities, such as student loan auction rate securities, the Company performs its own valuation analysis using a discounted cash flow pricing model.

The Company validates the consensus prices by taking random samples from each asset type and corroborating those prices using reported trade activity, benchmark yield curves, binding broker/dealer quotes or other relevant price information. There have not been any changes to the Company's fair value methodology during fiscal 2010 and the Company did not adjust or override any fair value measurements as of April 2, 2011.

Fair Value Hierarchy

The measurements of fair value were established based on a fair value hierarchy that prioritizes the utilized inputs. This hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The fair value framework requires the categorization of assets and liabilities into three levels based upon the assumptions (inputs) used to price the assets or liabilities. The guidance for fair value measurements requires that assets and liabilities carried at fair value be classified and disclosed in one of the following categories:

Level 1 – Quoted (unadjusted) prices in active markets for identical assets or liabilities.

The Company's Level 1 assets consist of U.S. Treasury securities and money market funds.

Level 2 - Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liability.

The Company's Level 2 assets consist of bank certificates of deposit, commercial paper, corporate bonds, municipal bonds, U.S. agency securities, foreign government and agency securities, floating-rate notes and mortgage-backed securities. The Company's Level 2 assets and liabilities include foreign currency forward contracts.

Level 3 - Unobservable inputs to the valuation methodology that are supported by little or no market activity and that are significant to the measurement of the fair value of the assets or liabilities. Level 3 assets and liabilities include those whose fair value measurements are determined using pricing models, discounted cash flow methodologies or similar valuation techniques, as well as significant management judgment or estimation.

The Company's Level 3 assets and liabilities include student loan auction rate securities and the embedded derivative related to the Company's debentures.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

In instances where the inputs used to measure fair value fall into different levels of the fair value hierarchy, the fair value measurement has been determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular item to the fair value measurement in its entirety requires judgment, including the consideration of inputs specific to the asset or liability. The following tables present information about the Company's assets and liabilities measured at fair value on a recurring basis as of April 2, 2011 and April 3, 2010:

	April 2, 2011			
(In thousands)	Quoted Prices in Active Markets for Identical Instruments (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
Assets:				
Money market funds	$ 275,596	$ -	$ -	$ 275,596
Bank certificates of deposit	-	89,984	-	89,984
Commercial paper	-	710,211	-	710,211
Corporate bonds	-	25,566	-	25,566
Auction rate securities	-	-	34,950	34,950
Municipal bonds	-	16,958	-	16,958
U.S. government and agency securities	52,343	153,540	-	205,883
Foreign government and agency securities	-	546,398	-	546,398
Floating rate notes	-	92,130	-	92,130
Mortgage-backed securities	-	605,667	-	605,667
Foreign currency forward contracts (net)	-	5,134	-	5,134
Total assets measured at fair value	$ 327,939	$ 2,245,588	$ 34,950	$ 2,608,477
Liabilities:				
Convertible debentures – embedded derivative	-	-	945	945
Total liabilities measured at fair value	$ -	$ -	$ 945	$ 945
Net assets measured at fair value	$ 327,939	$ 2,245,588	$ 34,005	$ 2,607,532

(In thousands)	April 3, 2010 Quoted Prices in Active Markets for Identical Instruments (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
Assets:				
Money market funds	$ 138,738	$ -	$ -	$ 138,738
Bank certificates of deposit	-	59,996	-	59,996
Commercial paper	-	437,790	-	437,790
Corporate bonds	-	538	-	538
Auction rate securities	-	-	61,644	61,644
Municipal bonds	-	9,703	-	9,703
U.S. government and agency securities	49,995	71,961	-	121,956
Foreign government and agency securities	-	488,845	-	488,845
Floating rate notes	-	112,430	-	112,430
Mortgage-backed securities	-	442,199	-	442,199
Total assets measured at fair value	$ 188,733	$ 1,623,462	$ 61,644	$ 1,873,839
Liabilities:				
Foreign currency forward contracts (net)	$ -	$ 1,477	$ -	$ 1,477
Convertible debentures – embedded derivative	-	-	848	848
Total liabilities measured at fair value	$ -	$ 1,477	$ 848	$ 2,325
Net assets measured at fair value	$ 188,733	$ 1,621,985	$ 60,796	$ 1,871,514

Changes in Level 3 Instruments Measured at Fair Value on a Recurring Basis

The following table is a reconciliation of all assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3):

(In thousands)	Year Ended April 2, 2011	Year Ended April 3, 2010
Balance as of beginning of period	$ 60,796	$ 92,736
Total realized and unrealized gains (losses):		
Included in interest and other income (expense), net	(676)	262
Included in other comprehensive income (loss)	4,255	8,048
Sales and settlements, net [(1)]	(30,370)	(40,250)
Balance as of end of period	$ 34,005	$ 60,796

(1) During fiscal 2011 and 2010, the Company redeemed $20.2 million and $1.3 million of student loan auction rate securities, respectively, for cash at par value. During fiscal 2011, the Company sold $10.8 million notional value of student loan auction rate securities and realized a $580 thousand loss, and during fiscal 2010, the Company sold $20.0 million notional value of senior class asset-backed securities and realized a $1.0 million loss. Additionally, during fiscal 2010, $20.0 million notional value of senior class asset-backed securities matured at par value.

The amount of total gains or (losses) included in net income attributable to the change in unrealized gains or losses relating to assets and liabilities still held as of the end of the period are summarized as follows:

(In thousands)	April 2, 2011	April 3, 2010	March 28, 2009
Interest and other income (expense), net	$ (97)	$ 1,262	$ 170
Impairment loss on investments	-	-	(38,006)

As of April 2, 2011, marketable securities measured at fair value using Level 3 inputs were comprised of $35.0 million of student loan auction rate securities. Auction failures and the lack of market activity and liquidity required that the Company's student loan auction rate securities be measured using observable market data and Level 3 inputs. The fair values of the Company's student loan auction rate securities were based on the Company's assessment of the underlying collateral and the creditworthiness of the issuers of the securities. Nearly all of the underlying assets that secure the student loan auction rate securities are pools of student loans originated under FFELP, which are substantially guaranteed by the U.S. Department of Education. The fair values of the Company's student loan auction rate securities were determined using a discounted cash flow pricing model that incorporated financial inputs such as projected cash flows, discount rates, expected interest rates to be paid to investors and an estimated liquidity discount. The weighted-average life over which cash flows were projected was determined to be approximately nine years, given the collateral composition of the securities. The discount rates that were applied to the pricing model were based on market data and information for comparable- or similar-term student loan asset-backed securities. The expected interest rate to be paid to investors in a failed auction was determined by the contractual terms for each security. The liquidity discount represents an estimate of the additional return an investor would require to compensate for the lack of liquidity of the student loan auction rate securities. The Company does not intend to sell, nor does it believe it is more likely than not that it would be required to sell, the student loan auction rate securities before anticipated recovery, which could be at final maturity that ranges from December 2027 to May 2046.

In March 2007, the Company issued $1.00 billion principal amount of 3.125% junior convertible debentures due March 15, 2037 (3.125% Debentures) to an initial purchaser in a private offering. As a result of repurchases in fiscal 2009, the remaining principal amount of the 3.125% Debentures as of April 2, 2011 was $689.6 million. The fair value of the 3.125% Debentures as of April 2, 2011 was approximately $791.3 million, based on the last trading price of the 3.125% Debentures for the period. The 3.125% Debentures included embedded features that qualify as an embedded derivative under authoritative guidance for derivatives instruments and hedging activities issued by the FASB. The embedded derivative was separately accounted for as a discount on the 3.125% Debentures and its fair value was established at the inception of the 3.125% Debentures. Each quarter, the change in the fair value of the embedded derivative, if any, is recorded in the consolidated statements of income. The Company uses a derivative valuation model to derive the value of the embedded derivative. Key inputs into this valuation model are the Company's current stock price, risk-free interest rates, the stock dividend yield, the stock volatility and the 3.125% Debenture's credit spread over London Interbank Offered Rate (LIBOR). The first three inputs are based on observable market data and are considered Level 2 inputs while the last two inputs require management judgment and are Level 3 inputs.

Assets and Liabilities Measured at Fair Value on a Non-Recurring Basis

As of April 2, 2011, the Company had non-marketable equity securities in private companies of $11.4 million (adjusted cost, which approximates fair value). The Company's investments in non-marketable securities of private companies are accounted for by using the cost method. The fair value of the Company's cost method investments is not estimated if there are no identified events or changes in circumstances that may have a significant adverse effect on the fair value of these investments. These investments are measured at fair value on a non-recurring basis when they are deemed to be other-than-temporarily impaired. In determining whether a decline in value of non-marketable equity investments in private companies has occurred and is other than temporary, an assessment is made by considering available evidence, including the general market conditions in the investee's industry, the investee's product development status and subsequent rounds of financing and the related valuation and/or Xilinx's participation in such financings. The Company also assesses the investee's ability to meet business milestones, the financial condition and near-term prospects of the individual investee, including the rate at which the investee is using its cash, the investee's need for possible additional funding at a lower valuation and bona fide offers to purchase the investee from a prospective acquirer. The valuation methodology for determining the fair value of non-marketable equity securities is based on the factors noted above which require management judgment and are Level 3 inputs. The Company recognized impairment losses on non-marketable equity investments of $5.9 million, $3.8 million and $3.0 million during fiscal 2011, 2010 and 2009, respectively, due to other-than-temporary decline in the estimated fair value of certain investees and other relevant considerations.

Note 4. Financial Instruments

The following is a summary of available-for-sale securities:

	April 2, 2011				April 3, 2010			
(In thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Money market funds	$ 275,596	$ -	$ -	$ 275,596	$ 138,738	$ -	$ -	$ 138,738
Bank certificates of deposit	89,984	-	-	89,984	59,996	-	-	59,996
Commercial paper	710,210	2	(1)	710,211	437,790	-	-	437,790
Corporate bonds	25,501	69	(4)	25,566	523	15	-	538
Auction rate securities	38,250	-	(3,300)	34,950	69,200	-	(7,556)	61,644
Municipal bonds	16,818	192	(52)	16,958	9,688	75	(60)	9,703
U.S. government and agency securities	206,052	38	(207)	205,883	121,991	5	(40)	121,956
Foreign government and agency securities	546,407	7	(16)	546,398	488,845	-	-	488,845
Floating rate notes	91,927	204	(1)	92,130	112,852	142	(564)	112,430
Mortgage-backed securities	598,046	8,984	(1,363)	605,667	435,375	8,643	(1,819)	442,199
	$ 2,598,791	$ 9,496	$ (4,944)	$ 2,603,343	$ 1,874,998	$ 8,880	$ (10,039)	$ 1,873,839
Included in:								
Cash and cash equivalents				$ 1,132,837				$ 936,489
Short-term investments				704,054				355,148
Long-term investments				766,452				582,202
				$ 2,603,343				$ 1,873,839

The following table shows the fair values and gross unrealized losses of the Company's investments, aggregated by investment category, for individual securities that have been in a continuous unrealized loss position for the length of time specified, as of April 2, 2011 and April 3, 2010:

	April 2, 2011					
	Less Than 12 Months		12 Months or Greater		Total	
(In thousands)	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
Commerical paper	$ 44,982	$ (1)	$ -	$ -	$ 44,982	$ (1)
Corporate bonds	6,129	(4)	-	-	6,129	(4)
Auction rate securities	-	-	34,950	(3,300)	34,950	(3,300)
Municipal bonds	4,992	(42)	936	(10)	5,928	(52)
U.S. government and agency securities	108,464	(207)	-	-	108,464	(207)
Foreign government and agency securities	67,061	(16)	-	-	67,061	(16)
Floating rate notes	25,020	(1)	-	-	25,020	(1)
Mortgage-backed securities	178,844	(1,356)	1,094	(7)	179,938	(1,363)
	$ 435,492	$ (1,627)	$ 36,980	$ (3,317)	$ 472,472	$ (4,944)

(In thousands)	April 3, 2010 Less Than 12 Months Fair Value	Gross Unrealized Losses	12 Months or Greater Fair Value	Gross Unrealized Losses	Total Fair Value	Gross Unrealized Losses
Auction rate securities	$ -	$ -	$ 61,644	$ (7,556)	$ 61,644	$ (7,556)
Municipal bonds	623	(1)	1,727	(59)	2,350	(60)
U.S. government and agency securities	109,451	(40)	-	-	109,451	(40)
Floating rate notes	-	-	67,145	(564)	67,145	(564)
Mortgage-backed securities	191,255	(1,819)	-	-	191,255	(1,819)
	$ 301,329	$ (1,860)	$ 130,516	$ (8,179)	$ 431,845	$ (10,039)

The gross unrealized losses on these investments were primarily related to failed auction rate securities, which was due to adverse conditions in the global credit markets during the past three years. The Company reviewed the investment portfolio and determined that the gross unrealized losses on these investments as of April 2, 2011 and April 3, 2010 were temporary in nature, as evidenced by the reduction in the total gross unrealized losses in recent periods. The aggregate of individual unrealized losses that had been outstanding for 12 months or more was not significant as of April 2, 2011 and April 3, 2010. The Company neither intends to sell these investments nor concludes that it is more-likely-than-not that it will have to sell them until recovery of their carrying values. The Company also believes that it will be able to collect both principal and interest amounts due to the Company at maturity, given the high credit quality of these investments and any related underlying collateral.

The amortized cost and estimated fair value of marketable debt securities (bank certificates of deposit, commercial paper, corporate bonds, auction rate securities, municipal bonds, U.S. and foreign government and agency securities, floating rate notes and mortgage-backed securities) as of April 2, 2011, by contractual maturity, are shown below. Actual maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations without call or prepayment penalties.

(In thousands)	Amortized Cost	Estimated Fair Value
Due in one year or less	$ 1,561,254	$ 1,561,294
Due after one year through five years	117,792	117,950
Due after five years through ten years	199,657	202,353
Due after ten years	444,492	446,150
	$ 2,323,195	$ 2,327,747

Certain information related to available-for-sale securities is as follows:

(In thousands)	2011	2010	2009
Gross realized gains on sale of available-for-sale securities	$ 5,169	$ 2,947	$ 4,544
Gross realized losses on sale of available-for-sale securities	(1,348)	(2,596)	(1,838)
Net realized gains on sale of available-for-sale securities	$ 3,821	$ 351	$ 2,706
Amortization of premiums (discounts) on available-for-sale securities	$ 7,650	$ (4,797)	$ (7,197)

Note 5. Derivative Financial Instruments

The Company's primary objective for holding derivative financial instruments is to manage foreign currency exchange rate risk and interest rate risk. As a result of the use of derivative financial instruments, the Company is exposed to the risk that counterparties to derivative contracts may fail to meet their contractual obligations. The Company manages counterparty credit risk in derivative contracts by reviewing counterparty creditworthiness on a regular basis, establishing collateral requirement and limiting exposure to any single counterparty. The right of set-off that exists with certain transactions enables the Company to net amounts due to and from the counterparty, reducing the maximum loss from credit risk in the event of counterparty default.

As of April 2, 2011 and April 3, 2010, the Company had the following outstanding forward currency exchange contracts which are derivative financial instruments:

(In thousands and U.S. dollars)	April 2, 2011	April 3, 2010
Euro	$ 38,787	$ 21,190
Singapore dollar	52,782	58,420
Japanese Yen	12,382	12,268
British Pound	8,853	4,889
	$ 112,804	$ 96,767

As part of the Company's strategy to reduce volatility of operating expenses due to foreign exchange rate fluctuations, the Company employs a hedging program with a five-quarter forward outlook for major foreign-currency-denominated operating expenses. The outstanding forward currency exchange contracts expire at various dates between April 2011 and May 2012. The net unrealized gain or loss, which approximates the fair market value of the above contracts, is expected to be realized and reclassified into net income within the next 13 months.

As of April 2, 2011, all the forward foreign currency exchange contracts were designated and qualified as cash flow hedges and the effective portion of the gain or loss on the forward contract was reported as a component of other comprehensive income and reclassified into net income in the same period during which the hedged transaction affects earnings. The ineffective portion of the gain or loss on the forward contract was immaterial and included in the net income for all periods presented.

The Company may enter into forward foreign currency exchange contracts to hedge firm commitments such as the acquisition of capital expenditures. Gains and losses on foreign currency forward contracts that are designated as hedges of anticipated transactions, for which a firm commitment has been attained and the hedged relationship has been effective, are deferred and included in income or expenses in the same period that the underlying transaction is settled. Gains and losses on any instruments not meeting the above criteria are recognized in income or expenses in the consolidated statements of income as they are incurred.

The 3.125% Debentures include provisions which qualify as an embedded derivative. See "Note 10. Convertible Debentures and Revolving Credit Facility" for detailed discussion about the embedded derivative. The embedded derivative was separated from the 3.125% Debentures and its fair value was established at the inception of the 3.125% Debentures. Any subsequent change in fair value of the embedded derivative would be recorded in the Company's consolidated statement of income. The fair value of the embedded derivative at inception of the debentures was $2.5 million and it changed to $945 thousand and $848 thousand as of April 2, 2011 and April 3, 2010, respectively. The changes in the fair value of the embedded derivative of $97 thousand (expense) and $1.3 million (income) during fiscal 2011 and 2010, respectively, were recorded to interest and other income (expense), net on the Company's consolidated statement of income.

The following table summarizes the fair value and presentation in the consolidated balance sheets for derivative instruments designated as hedging instruments as of April 2, 2011 and April 3, 2010, utilized for risk management purposes detailed above:

(In thousands)	Foreign Exchange Contracts			
	Asset Derivatives		Liability Derivatives	
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
April 2, 2011	Prepaid expenses and other current assets	$ 5,205	Other accrued liabilities	$ 71
April 3, 2010	Prepaid expenses and other current assets	$ 700	Other accrued liabilities	$ 2,177

The following table summarizes the effect of derivative instruments on the consolidated statements of income for fiscal 2011 and 2010:

(In thousands) Derivatives in Cash Flow Hedging Relationships	Amount of Gain (Loss) Recognized in OCI on Derivative (Effective portion)	Statement of Income Location	Amount of Gain Reclassified from Accumulated OCI into Income (Effective portion)	Statement of Income Location	Amount of Gain Recorded (Ineffective portion)
		Fiscal 2011			
Foreign exchange contracts	$ 6,776	Interest and other income (expense), net	$3,705	Interest and other income (expense), net	$ 7
		Fiscal 2010			
Foreign exchange contracts	$ (541)	Interest and other income (expense), net	$ 4,404	Interest and other income (expense), net	$ 1

Note 6. Stock-Based Compensation Plans

The Company's equity incentive plans are broad-based, long-term retention programs that cover employees, consultants and non-employee directors of the Company. These plans are intended to attract and retain talented employees, consultants and non-employee directors and to provide such persons with a proprietary interest in the Company.

Stock-Based Compensation

The following table summarizes stock-based compensation expense related to stock awards granted under the Company's equity incentive plans and rights to acquire stock granted under the Company's Employee Stock Purchase Plan:

(In thousands)	2011	2010	2009
Stock-based compensation included in:			
Cost of revenues	$ 4,825	$ 5,180	$ 5,791
Research and development	28,780	25,766	25,075
Selling, general and administrative	26,653	24,590	23,079
Restructuring charges	—	945	564
Stock-based compensation effect on income before taxes	60,258	56,481	54,509
Income tax effect	(18,561)	(17,105)	(13,323)
Net stock-based compensation effect on net income	$41,697	$39,376	$41,186

In accordance with the authoritative guidance on accounting for share-based payments, the Company adjusts stock-based compensation on a quarterly basis for changes to the estimate of expected equity award forfeitures based on actual forfeiture experience. The effect of adjusting the forfeiture rate for all expense amortization is recognized in the period the forfeiture estimate is changed. The actual forfeiture true up and estimate adjustments in fiscal 2011, 2010 and 2009 were $14.1 million, $16.7 million and $15.8 million, respectively.

As of April 2, 2011 and April 3, 2010, the ending inventory balances included $1.5 million and $1.1 million of capitalized stock-based compensation, respectively. The net stock-based compensation capitalized to or released from inventory during fiscal 2011 and 2010 were immaterial. During fiscal 2011, 2010 and 2009, the tax benefit realized for the tax deduction from option exercises and other awards, including amounts credited to additional paid-in capital, totaled $25.6 million, $9.3 million and $11.4 million.

The fair values of stock options and stock purchase plan rights under the Company's equity incentive plans and Employee Stock Purchase Plan were estimated as of the grant date using the Black-Scholes option pricing model. The Company's expected stock price volatility assumption for stock options is estimated using implied volatility of the Company's traded options. The expected life of options granted is based on the historical exercise activity as well as the expected disposition of all options outstanding. The expected life of options granted also considers the actual contractual term. The per-share weighted-average fair values of stock options granted during fiscal 2011, 2010 and 2009 were $6.80, $5.68 and $7.28, respectively. The per share weighted-average fair values of stock purchase rights granted under the Employee Stock Purchase Plan during fiscal 2011, 2010 and 2009 were $8.25, $6.29 and $6.45, respectively. The fair values of stock options and stock purchase plan rights granted in fiscal 2011, 2010 and 2009 were estimated at the date of grant using the following weighted-average assumptions:

	Stock Options			Employee Stock Purchase Plan		
	2011	2010	2009	2011	2010	2009
Expected life of options (years)	5.1	5.2	5.4	1.3	1.3	1.3
Expected stock price volatility	0.35	0.35	0.36	0.31	0.33	0.42
Risk-free interest rate	1.8%	2.5%	3.1%	0.3%	0.6%	1.4%
Dividend yield	2.5%	2.7%	2.3%	2.3%	2.5%	2.8%

The estimated fair values of RSU awards were calculated based on the market price of Xilinx common stock on the date of grant, reduced by the present value of dividends expected to be paid on Xilinx common stock prior to vesting. The per share weighted-average fair values of RSUs granted during fiscal 2011, 2010 and 2009 were $25.14, $20.38 and $21.89, respectively. The weighted-average fair values of RSUs granted in fiscal 2011, 2010 and 2009 were calculated based on estimates at the date of grant as follows:

	2011	2010	2009
Risk-free interest rate	1.0%	1.6%	2.6%
Dividend yield	2.5%	2.7%	2.5%

Options outstanding that have vested and are expected to vest in future periods as of April 2, 2011 are as follows:

(Shares and intrinsic value in thousands)	Number of Shares	Weighted-Average Exercise Price Per Share	Weighted-Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value [1]
Vested (i.e., exercisable)	20,837	$30.08	3.2	$ 98,056
Expected to vest	3,916	$24.20	5.6	31,237
Total vested and expected to vest	24,753	$29.15	3.5	$129,293
Total outstanding	24,969	$29.11	3.6	$131,022

(1) These amounts represent the difference between the exercise price and $32.15, the closing price per share of Xilinx's stock on April 1, 2011, for all in-the-money options outstanding.

Options outstanding that are expected to vest are net of estimated future option forfeitures in accordance with the authoritative guidance of accounting for share-based payment, which are estimated when compensation costs are recognized. Options with a fair value of $16.5 million completed vesting during fiscal 2011. As of April 2, 2011, total unrecognized stock-based compensation costs related to stock options and Employee Stock Purchase Plan was $26.7 million and $16.4 million, respectively. The total unrecognized stock-based compensation cost for stock options and Employee Stock Purchase Plan is expected to be recognized over a weighted-average period of 2.6 years and 1.2 years, respectively.

Employee Stock Option Plans

Under the Company's stock option plans (Option Plans), options reserved for future issuance of common shares to employees and directors of the Company total 44.5 million shares as of April 2, 2011, including 7.4 million shares available for future grants under the 2007 Equity Incentive Plan (2007 Equity Plan). Options to purchase shares of the Company's common stock under the Option Plans are granted at 100% of the fair market value of the stock on the date of grant. The contractual term for stock awards granted under the 2007 Equity Plan is seven years from the grant date. Prior to April 1, 2007, stock options granted by the Company generally expire ten years from the grant date. Stock awards granted to existing and newly hired employees generally vest over a four-year period from the date of grant.

A summary of shares available for grant under the 2007 Equity Plan is as follows:

(Shares in thousands)	Shares Available for Grant
March 29, 2008	9,630
Additional shares reserved	4,000
Stock options granted	(1,895)
Stock options cancelled	627
RSUs granted	(1,634)
RSUs cancelled	324
March 28, 2009	11,052
Additional shares reserved	5,000
Stock options granted	(2,461)
Stock options cancelled	314
RSUs granted	(1,885)
RSUs cancelled	302
April 3, 2010	12,322
Additional shares reserved	4,500
Stock options granted	(2,345)
Stock options cancelled	365
RSUs granted	(2,043)
RSUs cancelled	365
April 2, 2011	13,164

A summary of the Company's Option Plans activity and related information is as follows:

	Options Outstanding	
(Shares in thousands)	Number of Shares	Weighted-Average Exercise Price Per Share
March 29, 2008	49,289	$32.34
Granted	1,895	$24.32
Exercised	(3,234)	$20.08
Forfeited/cancelled/expired	(6,929)	$34.93
March 28, 2009	41,021	$32.51
Granted	2,461	$21.19
Exercised	(1,600)	$22.95
Forfeited/cancelled/expired	(10,856)	$37.04
April 3, 2010	31,026	$30.51
Granted	2,345	$26.36
Exercised	(5,704)	$25.42
Forfeited/cancelled/expired	(2,698)	$50.69
April 2, 2011	24,969	$29.11

The 2007 Equity Plan, which became effective on January 1, 2007, replaced both the Company's 1997 Stock Plan (which expired on May 8, 2007) and the Supplemental Stock Option Plan and all available but unissued shares under these prior plans were cancelled as of April 1, 2007. The 2007 Equity Plan is now Xilinx's only plan for providing stock-based awards to eligible employees and non-employee directors. The types of awards allowed under the 2007 Equity Plan include incentive stock options, non-qualified stock options, RSUs, restricted stock and stock appreciation rights. To date, the Company has issued a mix of non-qualified stock options and RSUs under the 2007 Equity Plan. The mix of stock options and RSU awards changes depending upon the grade level of the employees. Employees at the lower grade levels typically receive mostly RSUs and may also receive stock options, whereas employees at the higher grade levels, including the Company's executive officers, typically receive mostly stock options and may also receive RSUs.

The total pre-tax intrinsic value of options exercised during fiscal 2011 and 2010 was $28.3 million and $3.0 million, respectively. This intrinsic value represents the difference between the exercise price and the fair market value of the Company's common stock on the date of exercise.

Since the Company adopted the policy of retiring all repurchased shares of its common stock, new shares are issued upon employees' exercise of their stock options.

The following information relates to options outstanding and exercisable under the Option Plans as of April 2, 2011:

(Shares in thousands) Range of Exercise Prices	Options Outstanding: Options Outstanding	Options Outstanding: Weighted-Average Remaining Contractual Life (Years)	Options Outstanding: Weighted-Average Exercise Price Per Share	Options Exercisable: Options Exercisable	Options Exercisable: Weighted-Average Exercise Price Per Share
$15.95 - $19.98	403	3.5	$18.24	303	$18.40
$20.14 - $29.95	15,959	4.5	$24.33	12,216	$24.50
$30.04 - $39.05	4,016	1.7	$35.21	3,727	$35.50
$40.11 - $48.44	4,523	2.2	$41.12	4,523	$41.12
$54.00 - $54.00	68	0.1	$54.00	68	$54.00
$15.95 - $54.00	24,969	3.6	$29.11	20,837	$30.08

As of April 3, 2010, 26.6 million options were exercisable at an average price of $31.84.

Restricted Stock Unit Awards

A summary of the Company's RSU activity and related information is as follows:

(Shares and intrinsic value in thousands)	RSUs Outstanding: Number of Shares	Weighted-Average Grant-Date Fair Value Per Share	Weighted-Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value (1)
March 29, 2008	2,169	$24.39		
Granted	1,634	$21.89		
Vested (2)	(509)	$24.46		
Cancelled	(324)	$24.25		
March 28, 2009	2,970	$22.99		
Granted	1,885	$20.38		
Vested (2)	(901)	$22.16		
Cancelled	(302)	$22.56		
April 3, 2010	3,652	$21.70		
Granted	2,043	$25.14		
Vested (2)	(1,192)	$22.23		
Cancelled	(288)	$21.99		
April 2, 2011	4,215	$23.19	2.6	$136,519
Expected to vest as of April 2, 2011	3,815	$23.19	2.6	$122,657

(1) Aggregate intrinsic value for RSUs represents the closing price per share of Xilinx's stock on April 1, 2011 of $32.15, multiplied by the number of RSUs outstanding or expected to vest as of April 2, 2011.

(2) The number of RSUs vested includes shares that the Company withheld on behalf of employees to satisfy the statutory tax withholding requirements.

RSUs with a fair value of $26.5 million were vested during fiscal 2011. As of April 2, 2011, total unrecognized stock-based compensation costs related to non-vested RSUs was $74.3 million. The total unrecognized stock-based compensation cost for RSUs is expected to be recognized over a weighted-average period of 2.7 years.

Employee Qualified Stock Purchase Plan

Under the Employee Stock Purchase Plan, qualified employees can obtain a 24-month purchase right to purchase the Company's common stock at the end of each six-month exercise period. Participation is limited to 15% of the employee's annual earnings up to a maximum of $21 thousand in a calendar year. Approximately 76% of all eligible employees participate in the Employee Stock Purchase Plan. The purchase price of the stock is 85% of the lower of the fair market value at the beginning of the 24-month offering period or at the end of each six-month exercise period. Employees purchased 2.3 million shares for $33.3 million in fiscal 2011, 2.0 million shares for $28.0 million in fiscal 2010 and 2.2 million shares for $34.5 million in fiscal 2009. As of April 2, 2011, 7.4 million shares were available for future issuance out of the 44.5 million shares authorized.

Note 7. Balance Sheet Information

The following tables disclose those long-term other assets and current liabilities that individually exceed 5% of the respective consolidated balance sheet amounts at each fiscal year. Individual balances that are less than 5% of the respective consolidated balance sheet amounts are aggregated and disclosed as "other."

(In thousands)	April 2, 2011	April 3, 2010
Other assets:		
Deferred tax assets	$ 57,341	$ 63,691
Affordable housing credit investments	33,867	17,447
Deferred compensation plan	37,593	32,046
Investments in intellectual property and licenses	16,075	18,130
Investments in non-marketable equity securities	11,425	17,679
Income tax refunds receivable	-	34,542
Long-term prepaid tax	23,589	-
Other	30,676	27,682
	$210,566	$211,217
Accrued payroll and related liabilities:		
Accrued compensation	$ 76,352	$ 71,505
Deferred compensation plan liability	43,153	37,031
Other	6,077	6,127
	$125,582	$114,663

No individual amounts within other accrued liabilities exceed 5% of total current liabilities as of April 2, 2011 or April 3, 2010.

Note 8. Restructuring Charges

During the third quarter of fiscal 2011, the Company announced restructuring measures designed to realign resources and drive overall operating efficiencies across the Company. These measures impacted 56 positions, or less than 2% of the Company's global workforce, in various geographies and functions worldwide. The reorganization plan was completed by the end of the fourth quarter of fiscal 2011.

The Company recorded total restructuring charges of $10.3 million in fiscal 2011, primarily related to severance pay expenses.

The following table summarizes the restructuring accrual activity for fiscal 2011:

(In thousands)	Employee severance and benefits	Facility-related and other costs	Total
Balance as of April 3, 2010	$ 1,953	$ 60	$ 2,013
Restructuring charges	9,229	1,117	10,346
Cash payments	(5,888)	(309)	(6,197)
Non-cash settlements	-	(185)	(185)
Balance as of April 2, 2011	$ 5,294	$ 683	$ 5,977

The charges above, as well as the restructuring charges recorded in prior fiscal year (see below), have been shown separately as restructuring charges on the consolidated statements of income. The remaining accrual as of April 2, 2011 was primarily related to severance pay and benefits that are expected to be paid during the first quarter of fiscal 2012.

During the first quarter of fiscal 2010, the Company announced restructuring measures designed to drive structural operating efficiencies across the Company. The Company completed this restructuring plan in the end of the fourth quarter of fiscal 2010, and reduced the Company's global workforce by approximately 200 net positions, or about 6%. These employee terminations impacted various geographies and functions worldwide. The Company recorded total restructuring charges of $30.1 million in fiscal 2010, primarily related to severance pay expenses, which were paid in full as of April 2, 2011.

Note 9. Impairment Loss on Investments

The Company recorded an impairment loss on investments in non-marketable equity securities of $5.9 million and $3.8 million for fiscal 2011 and 2010, respectively, due to other-than-temporary decline in the estimated fair value of certain investees and other relevant considerations.

The Company recognized impairment losses on investments of $54.1 million during fiscal 2009, which consisted of $51.1 million related to marketable debt and equity securities and $3.0 million related to non-marketable equity securities. Of the $51.1 million impairment loss recognized during fiscal 2009, $38.0 million was related to senior class asset-backed securities where the issuer went into receivership and the Company concluded that it was not likely that the Company would recover the balance of our investment. This decline in fair value was deemed to be other than temporary and, therefore, the Company recognized an impairment loss of $38.0 million on these securities during fiscal 2009. The Company also recognized an additional impairment loss of $10.0 million on marketable debt securities, primarily due to the bankruptcy filing by one of the issuers of the marketable debt securities. Lastly, the Company recognized another $3.1 million of impairment loss in marketable equity securities investment during fiscal 2009 as a result of the continued decline in its market value, which led the Company to believe that the decline in the market value was other than temporary.

Note 10. Commitments

Xilinx leases some of its facilities and office buildings under non-cancelable operating leases that expire at various dates through January 2018. Additionally, Xilinx entered into a land lease in conjunction with the Company's building in Singapore, which will expire in November 2035 and the lease cost was settled in an up-front payment in June 2006. Some of the operating leases for facilities and office buildings require payment of operating costs, including property taxes, repairs, maintenance and insurance. Most of the Company's leases contain renewal options for varying terms. Approximate future minimum lease payments under non-cancelable operating leases are as follows:

Fiscal Year	(In thousands)
2012	$ 6,117
2013	4,792
2014	3,017
2015	1,445
2016	537
Thereafter	627
	$16,535

Aggregate future rental income to be received, which includes rents from both owned and leased property, totaled $10.6 million as of April 2, 2011. Rent expense, net of rental income, under all operating leases was $4.9 million for fiscal 2011, $5.3 million for fiscal 2010, and $9.2 million for fiscal 2009. Rental income, which includes rents received from both owned and leased property, was not material for fiscal 2011, 2010 or 2009.

Other commitments as of April 2, 2011 totaled $141.3 million and consisted of purchases of inventory and other non-cancelable purchase obligations related to subcontractors that manufacture silicon wafers and provide assembly as well as some test services. The Company expects to receive and pay for these materials and services in the next three to six months, as the products meet delivery and quality specifications. As of April 2, 2011, the Company also had $16.7 million of non-cancelable license obligations to providers of electronic design automation software and hardware/software maintenance expiring at various dates through December 2013.

The Company committed up to $5.0 million to acquire, in the future, rights to intellectual property until July 2023. License payments will be amortized over the useful life of the intellectual property acquired.

Note 11. Net Income Per Common Share

The computation of basic net income per common share for all periods presented is derived from the information on the consolidated statements of income, and there are no reconciling items in the numerator used to compute diluted net income per common share. The total shares used in the denominator of the diluted net income per common share calculation includes 4.0 million, 941 thousand and 741 thousand potentially dilutive common equivalent shares outstanding for fiscal 2011, 2010 and 2009, respectively, that are not included in basic net income per common share. Potentially dilutive common equivalent shares are determined by applying the treasury stock method to the impact of incremental shares issuable assuming conversion of the debentures (see "Note 14. Convertible Debentures and Revolving Credit Facility"), exercise of outstanding stock options, vesting of outstanding RSUs and issuance of common stock under the Employee Stock Purchase Plan.

Outstanding stock options, RSUs and warrants (See "Note 14. Convertible Debentures and Revolving Credit Facility" for more discussion of warrants) to purchase approximately 32.7 million, 44.0 million and 44.1 million shares, for fiscal 2011, 2010 and 2009, respectively, under the Company's stock award plans were excluded from diluted net income per common share, applying the treasury stock method, as their inclusion would have been antidilutive. These options, RSUs and warrants could be dilutive in the future if the Company's average share price increases and is greater than the combined exercise prices and the unamortized fair values of these options, RSUs and warrants.

Note 12. Interest and Other Income (Expense), Net

The components of interest and other income (expense), net are as follows:

(In thousands)	2011	2010	2009
Interest income	$ 18,427	$ 18,782	$ 47,556
Interest expense	(44,715)	(25,989)	(33,534)
Other income (expense), net	7,873	628	(6,420)
	$ (18,415)	$ (6,579)	$ 7,602

Note 13. Comprehensive Income

Comprehensive income is defined as the change in equity of a company during a period from transactions and other events and circumstances from nonowner sources. The difference between net income and comprehensive income for the Company results from unrealized gains (losses) on its available-for-sale securities, net of taxes, foreign currency translation adjustments and hedging transactions.

The components of comprehensive income are as follows:

(In thousands)	2011	2010	2009
Net income	$ 641,875	$ 357,484	$ 361,719
Net change in unrealized gains (losses) on available-for-sale securities, net of tax	5,975	14,996	(13,268)
Reclassification adjustment for gains on available-for-sale securities, net of tax, included in net income	(2,438)	(240)	(1,620)
Net change in unrealized gain (loss) on hedging transactions, net of tax	6,776	(541)	(2,039)
Net change in cumulative translation adjustment	1,425	3,422	(7,735)
Comprehensive income	$ 653,613	$ 375,121	$ 337,057

The components of accumulated other comprehensive income (loss) as of fiscal year-ends are as follows:

(In thousands)	April 2, 2011	April 3, 2010
Accumulated unrealized gains (losses) on available-for-sale securities, net of tax	$ 2,819	$ (718)
Accumulated unrealized gains (losses) on hedging transactions, net of tax	5,223	(1,553)
Accumulated cumulative translation adjustment	2,475	1,050
Accumulated other comprehensive income (loss)	$ 10,517	$ (1,221)

Note 14. Convertible Debentures and Revolving Credit Facility

2.625% Senior Convertible Debentures

In June 2010, the Company issued $600.0 million principal amount of 2.625% Debentures to qualified institutional investors. The 2.625% Debentures are senior in right of payment to the Company's existing and future unsecured indebtedness that is expressly subordinated in right of payment to the 2.625% Debentures, including the 3.125% Debentures described below. The fair value of the 2.625% Debentures as of April 2, 2011 was approximately $748.1 million, based on the last trading price of the 2.625% Debentures for the period. The 2.625% Debentures are initially convertible, subject to certain conditions, into shares of Xilinx common stock at a conversion rate of 33.0164 shares of common stock per $1 thousand principal amount of the 2.625% Debentures, representing an initial effective conversion price of approximately $30.29 per share of common stock. The conversion rate is subject to adjustment for certain events as outlined in the indenture governing the 2.625% Debentures but will not be adjusted for accrued interest.

The Company received net proceeds of $587.6 million from issuance of the 2.625% Debentures, after deduction of issuance costs of $12.4 million. The debt issuance costs, as adjusted based on the authoritative guidance for the accounting of convertible debentures issued by the FASB, are recorded in current and non-current assets and are being amortized to interest expense over 7 years. Interest is payable semiannually in arrears on June 15 and December 15, beginning on December 15, 2010. The Company recognizes an effective interest rate of 5.75% on the carrying value of the 2.625% Debentures. The effective rate is based on the interest rate for a similar instrument that does not have a conversion feature. Additionally, the Company may be required to pay additional interest under certain events as outlined in the indenture governing the 2.625% Debentures. During the first quarter of fiscal 2011, the Company utilized $433.3 million of the net proceeds to repurchase its common stock under an accelerated share repurchase agreement. A portion of the remaining net proceeds was used to purchase call options to hedge against potential dilution upon conversion of the 2.625% Debentures (see below) as well as for other general corporate purposes.

In relation to the issuance of the 2.625% Debentures, in June 2010 the Company entered into interest rate swaps with certain independent financial institutions, whereby the Company paid a variable interest rate equal to the three-month LIBOR minus 0.2077%, and received interest income at a fixed interest rate of 2.625%. In October 2010, the Company sold the interest rate swaps for $30.2 million. In accordance to the authoritative guidance for the accounting of derivative instruments and hedging activities issued by the FASB, the fair value of hedge accounting adjustment at the time of the sale ($29.9 million) is amortized as reduction to interest expense over the remaining life of the 2.625% Debentures. Prior to the sale of the interest rate swaps, from June to October 2010 the Company earned a net interest amount of $5.0 million from these interest rate swaps, which was included in interest and other income (expense), net, on the consolidated statements of income as a reduction to interest expense. In addition, the net change in fair values of $268 thousand, from the interest rate swaps (prior to the sale from June to October 2010) and the underlying 2.625% Debentures, was included as a reduction to interest and other income (expense), net, on the Company's consolidated statements of income.

The carrying values of the liability and equity components of the 2.625% Debentures are reflected in the Company's consolidated balance sheet as follows:

(In thousands)	
Liability component:	April 2, 2011
Principal amount of the 2.625% Debentures	$ 600,000
Unamortized discount of liability component	(95,855)
Hedge accounting adjustment – sale of interest rate swap	27,700
Net carrying value of the 2.625% Debentures	$ 531,845
Equity component – net carrying value	$ 105,620

The remaining unamortized debt discount, net of hedge accounting adjustment from sale of interest rate swap, is being amortized as additional non-cash interest expense over the expected remaining term of the 2.625% Debentures. As of April 2, 2011, the remaining term of the 2.625% Debentures is 6.2 years.

Interest expense related to the 2.625% Debentures was included in interest and other income (expense), net on the consolidated statements of income as follows:

(In thousands)	2011
Contractual coupon interest	$12,863
Amortization of debt issuance costs	1,207
Amortization of debt discount, net	9,739
Total interest expense related to the 2.625% Debentures	$23,809

The Company may not redeem the 2.625% Debentures prior to maturity. However, holders of the 2.625% Debentures may convert their 2.625% Debentures only upon the occurrence of certain events in the future, as outlined in the indenture. The Company will adjust the conversion rate for holders who elect to convert their 2.625% Debentures in connection with the occurrence of certain specified corporate events, as defined in the indenture. In addition, holders who convert their 2.625% Debentures in connection with a fundamental change, as defined in the indenture, may be entitled to a make-whole premium in the form of an increase in the conversion rate. Furthermore, in the event of a fundamental change, the holders of the 2.625% Debentures may require Xilinx to purchase all or a portion of their 2.625% Debentures at a purchase price equal to 100% of the principal amount of the 2.625% Debentures, plus accrued and unpaid interest, if any. As of April 2, 2011, none of the conditions allowing holders of the 2.625% Debentures to convert had been met.

The Company has concluded that the 2.625% Debentures are not conventional convertible debt instruments and that the embedded stock conversion option discussed above qualifies as a derivative. In addition, the Company has also concluded that the embedded conversion option would be classified in stockholders' equity if it were a freestanding instrument. Accordingly, the embedded conversion option is not required to be accounted for separately as a derivative.

Upon conversion, the Company would pay the holders of the 2.625% Debentures cash up to the aggregate principal amount of the 2.625% Debentures. If the conversion value exceeds the principal amount, the Company would deliver shares of its common stock in respect to the remainder of its conversion obligation in excess of the aggregate principal amount (conversion spread). Accordingly, there would be no adjustment to the numerator in the net income per common share computation for the cash settled portion of the 2.625% Debentures as that portion of the debt liability will always be settled in cash. The conversion spread will be included in the denominator for the computation of diluted net income per common share, using the treasury stock method.

To hedge against potential dilution upon conversion of the 2.625% Debentures, the Company also purchased call options on its common stock from the hedge counterparties. The call options give the Company the right to purchase up to 19.8 million shares of its common stock at $30.29 per share. The Company paid an aggregate of $112.3 million to purchase these call options. The call options will terminate upon the earlier of the maturity of the 2.625% Debentures or the last day any of the 2.625% Debentures remain outstanding. To reduce the hedging cost, under separate transactions the Company sold warrants to the hedge counterparties, which give the hedge counterparties the right to purchase up to 19.8 million shares of the Company's common stock at $42.91 per share. These warrants expire on a gradual basis over a specified period starting on September 13, 2017. The Company received an aggregate of $46.9 million from the sale of these warrants. In accordance to the authoritative guidance issued by the FASB on determining whether an instrument (or embedded feature) is indexed to an entity's own stock, the Company concluded that the call options and warrants were indexed to the Company's stock. Therefore, the call options and warrants were classified as equity instruments and will not be marked to market prospectively. The net amount of $65.4 million paid to the hedge counterparties, less the applicable tax benefit related to the call options of $41.7 million, was recorded as a reduction to additional paid-in capital. The settlement terms of the call options and warrants provide for net share settlement.

3.125% Junior Subordinated Convertible Debentures

In March 2007, the Company issued $1.00 billion principal amount of 3.125% Debentures to an initial purchaser in a private offering. The 3.125% Debentures are subordinated in right of payment to the Company's existing and future senior debt, including the 2.625% Debentures, and to the other liabilities of the Company's subsidiaries. The 3.125% Debentures were initially convertible, subject to certain conditions, into shares of Xilinx common stock at a conversion rate of 32.0760 shares of common stock per $1 thousand principal amount of 3.125% Debentures, representing an initial effective conversion price of approximately $31.18 per share of common stock. The conversion rate is subject to adjustment for certain events as outlined in the indenture governing the 3.125% Debentures but will not be adjusted for accrued interest. Due to the accumulation of cash dividend distributions to common stockholders, the conversion rate for the 3.125% Debentures was subsequently adjusted to 33.1695 shares of common stock per $1 thousand principal amount of 3.125% Debentures, representing an adjusted conversion price of $30.15 per share at the end of fiscal 2011.

The Company received net proceeds of $980.0 million from issuance of the 3.125% Debentures, after deduction of issuance costs of $20.0 million. During fiscal 2009, the Company paid $193.2 million in cash to repurchase $310.4 million (principal amount) of its 3.125% Debentures, resulting in approximately $689.6 million of debt outstanding as of April 2, 2011. The debt issuance costs, as adjusted for the authoritative guidance for the accounting of convertible debentures issued by the FASB, were recorded in current and non-current assets and are being amortized to interest expense over 30 years. Interest is payable semiannually in arrears on March 15 and September 15, beginning on September 15, 2007. However, the Company recognizes an effective interest rate of 7.20% on the carrying value of the 3.125% Debentures. The effective rate is based on the interest rate for a similar instrument that does not have a conversion feature. The 3.125% Debentures also have a contingent interest component that may require the Company to pay interest based on certain thresholds beginning with the semi-annual interest period commencing on March 15, 2014 (the maximum amount of contingent interest that will accrue is 0.50% per year) and upon the occurrence of certain events, as outlined in the indenture governing the 3.125% Debentures.

The carrying values of the liability and equity components of the 3.125% Debentures are reflected in the Company's consolidated balance sheets as follows:

(In thousands)	April 2, 2011	April 3, 2010
Liability component:		
Principal amount of convertible debentures	$ 689,635	$ 689,635
Unamortized discount of liability component	(329,941)	(334,123)
Unamortized discount of embedded derivative from date of issuance	(1,504)	(1,562)
Carrying value of liability component	358,190	353,950
Carrying value of embedded derivative component	945	848
Convertible debentures – net carrying value	$ 359,135	$ 354,798
Equity component – net carrying value	$ 229,513	$ 229,513

The remaining debt discount is being amortized as additional non-cash interest expense over the expected remaining life of the debentures using the effective interest rate of 7.20%. As of April 2, 2011, the remaining term of the debentures is 26 years. Interest expense related to the debentures was included in interest and other income (expense), net on the consolidated statements of income and was recognized as follows:

(In thousands)	2011	2010	2009
Contractual coupon interest	$21,551	$21,551	$28,293
Amortization of debt issuance costs	223	223	379
Amortization of embedded derivative	58	58	73
Amortization of debt discount	4,182	3,892	4,789
Total interest expense related to the debentures	$26,014	$25,724	$33,534

On or after March 15, 2014, the Company may redeem all or part of the remaining 3.125% Debentures outstanding for the principal amount plus any accrued and unpaid interest if the closing price of the Company's common stock has been at least 130% of the conversion price then in effect for at least 20 trading days during any 30 consecutive trading-day period prior to the date on which the Company provides notice of redemption. Upon conversion, the Company would pay the holders of the 3.125% Debentures cash value of the applicable number of shares of Xilinx common stock, up to the principal amount of the 3.125% Debentures. If the conversion value exceeds the aggregate principal amount, the Company may also deliver, at its option, cash or common stock or a combination of cash and common stock for the conversion value in excess of the principal amount (conversion spread). Accordingly, there would be no adjustment to the numerator in the net income per common share computation for the cash settled portion of the 3.125% Debentures as that portion of the debt instrument will deem to be settled in cash. The conversion spread will be included in the denominator for the computation of diluted net income per common share, using the treasury stock method.

Holders of the 3.125% Debentures may convert their 3.125% Debentures only upon the occurrence of certain events in the future, as outlined in the indenture. In addition, holders who convert their 3.125% Debentures in connection with a fundamental change, as defined in the indenture, may be entitled to a make-whole premium in the form of an increase in the conversion rate. Furthermore, in the event of a fundamental change, the holders of the 3.125% Debentures may require Xilinx to purchase all or a portion of their 3.125% Debentures at a purchase price equal to 100% of the principal amount of 3.125% Debentures, plus accrued and unpaid interest, if any. As of April 2, 2011, none of the conditions allowing holders of the 3.125% Debentures to convert had been met.

The Company concluded that the embedded features related to the contingent interest payments and the Company making specific types of distributions (e.g., extraordinary dividends) qualify as derivatives and should be bundled as a compound embedded derivative under the authoritative guidance for derivatives instruments and hedging activities issued by the FASB. The fair value of the derivative at the date of issuance of the 3.125% Debentures was $2.5 million and is accounted for as a discount on the 3.125% Debentures. Due to the repurchase of a portion of the 3.125% Debentures in fiscal 2009, the carrying value of the derivative was reduced to $1.6 million and will continue to be amortized to interest expense over the remaining term of the 3.125% Debentures. Any change in fair value of this embedded derivative will be included in interest and other income (expense), net on the Company's consolidated statements of income. The Company also concluded that the 3.125% Debentures are not conventional convertible debt instruments and that the embedded stock conversion option qualifies as a derivative. In addition, the Company has concluded that the embedded conversion option would be classified in stockholders' equity if it were a freestanding instrument. Accordingly, the embedded conversion option is not required to be accounted for separately as a derivative.

Revolving Credit Facility

In April 2007, Xilinx entered into a five-year $250.0 million senior unsecured revolving credit facility with a syndicate of banks. Borrowings under the credit facility will bear interest at a benchmark rate plus an applicable margin based upon the Company's credit rating. In connection with the credit facility, the Company is required to maintain certain financial and nonfinancial covenants. As of April 2, 2011, the Company had made no borrowings under this credit facility and was not in violation of any of the covenants.

Note 15. Stockholders' Equity

Preferred Stock

The Company's Certificate of Incorporation authorized 2.0 million shares of undesignated preferred stock. The preferred stock may be issued in one or more series. The Board of Directors is authorized to determine or alter the rights, preferences, privileges and restrictions granted to or imposed upon any wholly unissued series of preferred stock. As of April 2, 2011 and April 3, 2010, no preferred shares were issued or outstanding.

Common Stock and Debentures Repurchase Programs

The Board of Directors has approved stock repurchase programs enabling the Company to repurchase its common stock in the open market or through negotiated transactions with independent financial institutions. In February 2008, the Board authorized the repurchase of up to $800.0 million of common stock (2008 Repurchase Program). In November 2008, the Board of Directors approved an amendment to the Company's 2008 Repurchase Program to provide that the funds may also be used to repurchase outstanding debentures. In June 2010, the Board authorized the repurchase of up to $500.0 million of common stock (2010 Repurchase Program). The 2008 and 2010 Repurchase Programs have no stated expiration date. Through April 2, 2011, the Company had used the entire amount authorized under the 2008 Repurchase program and $93.2 million of the $500.0 million authorized under the 2010 Repurchase Program, leaving $406.8 million available for future repurchases. Of the $800.0 million used under the 2008 Repurchase Program, $606.8 million was used to repurchase 23.5 million shares of the Company's outstanding common stock and $193.2 million was used to repurchase $310.4 million (principal amount) of its 3.125% Debentures. See "Note 14. Convertible Debentures and Revolving Credit Facility" for additional information about the 3.125% Debentures. The Company's current policy is to retire all repurchased shares and debentures, and consequently, no treasury shares or debentures were held as of April 2, 2011 and April 3, 2010.

During fiscal 2011, the Company repurchased 17.8 million shares of common stock in the open market for a total of $468.9 million under the 2008 and 2010 Repurchase Program. During fiscal 2010, the Company repurchased 6.2 million shares of common stock in the open market for a total of $150.0 million under the 2008 Repurchase Program.

Note 16. Income Taxes

The provision for income taxes consists of the following:

(In thousands)		2011	2010	2009
Federal:	Current	$ 14,172	$ (8,732)	$ 44,008
	Deferred	95,660	56,085	49,347
		109,832	47,353	93,355
State:	Current	2,365	6,174	3,507
	Deferred	13,240	243	(14,760)
		15,605	6,417	(11,253)
Foreign:	Current	3,107	8,809	14,538
	Deferred	661	1,702	(333)
		3,768	10,511	14,205
Total		$ 129,205	$ 64,281	$ 96,307

The domestic and foreign components of income before income taxes were as follows:

(In thousands)	2011	2010	2009
Domestic	$161,784	$ 59,473	$110,492
Foreign	609,296	362,292	347,534
Income before income taxes	$771,080	$421,765	$458,026

The tax benefits (expenses) associated with stock option exercises and the employee stock purchase plan recorded in additional paid-in capital were $4.9 million, $(4.4) million and $4.2 million, for fiscal 2011, 2010 and 2009, respectively.

As of April 2, 2011, the Company had federal and state net operating loss carryforwards of approximately $38.0 million. If unused, these carryforwards will expire in 2014 through 2031. All of the federal and state net operating loss carryforwards are subject to change of ownership limitations provided by the Internal Revenue Code and similar state provisions. The Company had federal and state research tax credit carryforwards of approximately $115.3 million, federal affordable housing tax credit carryforwards of approximately $4.6 million and no other state credit carryforwards. If unused, $17.1 million of the tax credit carryforwards will expire in 2023 through 2031. The remainder of the credits has no expiration date. Some of the federal and state credit carryforwards are subject to change of ownership limitations provided by the Internal Revenue Code and similar state provisions. As of April 2, 2011, the Company had foreign net operating loss carryforwards of approximately $2.5 million. The foreign loss carryforwards have an indefinite life and are subject to loss limitation rules.

Unremitted foreign earnings that are considered to be permanently invested outside the U.S. and on which no U.S. taxes have been provided, are approximately $1.34 billion as of April 2, 2011. The residual U.S. tax liability, if such amounts were remitted, would be approximately $433.2 million.

The provision for income taxes reconciles to the amount derived by applying the Federal statutory income tax rate to income before provision for taxes as follows:

(In thousands)	2011	2010	2009
Income before provision for taxes	$771,080	$421,765	$458,026
Federal statutory tax rate	35%	35%	35%
Computed expected tax	269,878	147,618	160,309
State taxes, net of federal benefit	10,317	4,527	(7,292)
Nondeductible stock-based compensation	2,220	1,813	2,550
Tax exempt interest	(152)	(396)	(567)
Foreign earnings at lower tax rates	(131,261)	(67,651)	(49,446)
Tax credits	(17,431)	(16,491)	(13,936)
Deferred compensation	(1,297)	(2,994)	3,510
Other	(3,069)	(2,145)	1,179
Provision for income taxes	$129,205	$ 64,281	$ 96,307

The Company has manufacturing operations in Singapore where the Company has been granted "Pioneer Status" that is effective through fiscal 2021. The Pioneer Status reduces the Company's tax on the majority of Singapore income from 17% to zero. The benefit of Pioneer Status in Singapore for fiscal 2011, fiscal 2010 and fiscal 2009 are approximately $54.8 million ($0.21 per common share), $18.7 million ($0.07 per common share) and $15.6 million ($0.06 per common share), respectively, on income considered permanently reinvested outside the U.S. The tax effect of operations in low tax jurisdictions on the Company's overall tax rate is reflected in the table above.

The major components of deferred tax assets and liabilities consisted of the following as of April 2, 2011 and April 3, 2010:

(In thousands)	2011	2010
Deferred tax assets:		
Inventory valuation differences	$ 1,490	$ 2,050
Stock-based compensation	29,755	32,504
Deferred income on shipments to distributors	19,580	20,166
Accrued expenses	42,735	55,513
Tax loss carryforwards	8,508	11,931
Tax credit carryforwards	84,694	74,705
Intangible and fixed assets	7,547	21,939
Strategic and equity investments	9,198	18,210
Deferred compensation plan	16,503	15,081
Unrealized losses on available-for-sale securities	-	441
Other	3,470	3,136
	223,480	255,676
Valuation allowance	(17,841)	-
Total deferred tax assets	205,639	255,676
Deferred tax liabilities:		
Unremitted foreign earnings	(264,230)	(189,117)
State income taxes	(17,842)	(21,821)
Convertible debt	(178,178)	(167,985)
Other	(4,257)	(6,086)
Total deferred tax liabilities	(464,507)	(385,009)
Total net deferred tax liabilities	$(258,868)	$(129,333)

Long-term deferred tax assets of $57.3 million and $63.7 million as of April 2, 2011 and April 3, 2010, respectively, were included in other assets on the consolidated balance sheet. Current deferred tax liabilities of $404 thousand and zero as of April 2, 2011 and April 3, 2010, respectively, were included in accounts payable and accrued liabilities on the consolidated balance sheet.

As of April 2, 2011, gross deferred tax assets were offset by valuation allowances of $17.8 million, $17.2 million of which was associated with state tax credit carryforwards and the remainder associated with foreign net operating loss carryforwards.

The aggregate changes in the balance of gross unrecognized tax benefits for fiscal 2011 and 2010 were as follows:

(In thousands)	2011	2010
Balance as of beginning of fiscal year	$ 96,269	$115,637
Increases in tax positions for prior years	11,964	14,677
Decreases in tax positions for prior years	(20,030)	(29,103)
Increases in tax positions for current year	2,588	12,607
Settlements	(6,749)	-
Lapse in statute of limitations	(4,352)	(17,549)
Balance as of end of fiscal year	$ 79,690	$ 96,269

If the remaining balance of $79.7 million and $96.3 million of unrecognized tax benefits as of April 2, 2011 and April 3, 2010, respectively, were realized in a future period, it would result in a tax benefit of $56.0 million and $66.5 million, respectively, thereby reducing the effective tax rate.

The Company's policy is to include interest and penalties related to income tax liabilities within the provision for income taxes on the consolidated statements of income. The balance of accrued interest and penalties was $2.2 million and $3.1 million as of April 2, 2011 and April 3, 2010, respectively. Interest and penalties included in (released from) the Company's provision for income taxes totaled $(840) thousand, $(900) thousand and $1.1 million for fiscal 2011, 2010 and 2009, respectively.

The Company is no longer subject to U.S. federal audits by taxing authorities for years through fiscal 2007. The Company is no longer subject to U.S. state audits for years through fiscal 2004, except for fiscal years 1996 through 2001 which are still open for audit purposes. The Company is no longer subject to tax audits in Ireland for years through fiscal 2006.

It is reasonably possible that changes to our unrecognized tax benefits could be significant in the next twelve months due to tax audit settlements and lapses of statutes of limitation. As a result of uncertainties regarding tax audit settlements and their possible outcomes, an estimate of the range of increase or decrease that could occur in the next twelve months cannot be made.

On December 8, 2008, the IRS issued a statutory notice of deficiency reflecting proposed audit adjustments for fiscal 2005. The Company began negotiations with the IRS Appeals Division in the third quarter of fiscal 2010, and settled the remaining proposed adjustment in the fourth quarter of fiscal 2010 with no net change in tax liability. On September 20, 2010, pursuant to stipulations filed by the Company and the IRS, the Tax Court entered its final order closing all remaining fiscal 2005 issues. The Company received a small refund and, accordingly, all matters with the IRS relating to fiscal 2005 are resolved.

The IRS audited and issued proposed adjustments to the Company's tax returns for fiscal 1996 through 2001. The Company filed petitions with the Tax Court in response to assertions by the IRS relating to fiscal 1996 through 2000. All issues have been settled with the IRS as described below.

On August 30, 2005, the Tax Court issued its opinion concerning whether the value of stock options must be included in the cost sharing agreement with Xilinx Ireland. The Tax Court agreed with the Company that no amount for stock options was to be included in the cost sharing agreement. The Tax Court entered its decision on May 31, 2006. On August 25, 2006, the IRS appealed the decision to the Appeals Court. On May 27, 2009, the Company received a 2-1 adverse judicial ruling from the Appeals Court reversing the Tax Court decision and holding that the Company should include stock option amounts in its cost sharing agreement with Xilinx Ireland. As a result, the Company recorded expense of $8.6 million in the first quarter of fiscal 2010 in order to reverse the interest income it accrued through March 28, 2009 on the earlier prepayment it made to the IRS. In addition, the Company increased its accrual for penalties and interest in the first quarter from $4.0 million to $21.9 million. The Company did not agree with the Appeals Court decision and filed a motion for rehearing on August 12, 2009. On January 13, 2010, the Appeals Court issued an order withdrawing both the majority and dissent opinions that were issued on May 27, 2009. On March 22, 2010, the Appeals Court in a 2-1 majority opinion affirmed the Tax Court decision in Xilinx's favor. As a result of the March 2010 decision, the Company received a tax refund from the IRS of approximately $25.2 million and interest of approximately $9.4 million. The accrual for penalties and interest decreased from $21.5 million in the third quarter to $3.1 million in the fourth quarter of fiscal 2010, primarily as a result of the March 2010 decision. On June 21, 2010, the time for the IRS to appeal the March 22, 2010 decision to the United States Supreme Court lapsed. As a result, all issues concerning this matter are closed.

Note 17. Segment Information

Xilinx designs, develops and markets programmable logic semiconductor devices and the related software design tools. The Company operates and tracks its results in one operating segment. Xilinx sells its products to OEMs and to electronic components distributors who resell these products to OEMs or subcontract manufacturers.

Geographic revenue information for fiscal 2011, 2010 and 2009 reflects the geographic location of the distributors or OEMs who purchased the Company's products. This may differ from the geographic location of the end customers. Long-lived assets include property, plant and equipment, which were based on the physical location of the asset as of the end of each fiscal year.

Net revenues by geographic region were as follows:

(In thousands)	2011	2010	2009
North America:			
United States	$ 620,687	$ 578,254	$ 576,916
Other	89,737	50,219	50,744
Total North America	710,424	628,473	627,660
Asia Pacific:			
China	456,109	327,325	261,669
Other	387,760	321,778	341,347
Total Asia Pacific	843,869	649,103	603,016
Europe	615,360	395,121	411,649
Japan	199,792	160,857	182,859
Worldwide total	$ 2,369,445	$ 1,833,554	$ 1,825,184

Net long-lived assets by country at fiscal year-ends were as follows:

(In thousands)	April 2, 2011	April 3, 2010
United States	$ 247,187	$ 245,698
Foreign:		
Ireland	55,370	57,369
Singapore	69,043	56,869
Other	8,970	5,942
Total foreign	133,383	120,180
Worldwide total	$ 380,570	$ 365,878

Note 18. Litigation Settlements and Contingencies

Internal Revenue Service

The IRS audited and issued proposed adjustments to the Company's tax returns for fiscal 1996 through 2001. The Company filed petitions with the Tax Court in response to assertions by the IRS relating to fiscal 1996 through 2000. All issues have been settled with the IRS as described below.

On August 30, 2005, the Tax Court issued its opinion concerning whether the value of stock options must be included in the cost sharing agreement with Xilinx Ireland. The Tax Court agreed with the Company that no amount for stock options was to be included in the cost sharing agreement, and entered its decision on May 31, 2006. On August 25, 2006, the IRS appealed the decision to the Appeals Court. On May 27, 2009, the Company received a 2–1 adverse judicial ruling from the Appeals Court reversing the Tax Court decision; this adverse ruling was later withdrawn on January 13, 2010 after oral arguments. On March 22, 2010, the Appeals Court affirmed the August 30, 2005 Tax Court decision in Xilinx's favor. On June 21, 2010, the time for the IRS to appeal the March 22, 2010 decision to the United States Supreme Court lapsed. As a result, all issues concerning this matter are closed.

In a separate matter, on December 8, 2008, the IRS issued a statutory notice of deficiency reflecting proposed audit adjustments for fiscal 2005. The Company began negotiations with the IRS Appeals Division in the third quarter of fiscal 2010, and settled the remaining proposed adjustment in the fourth quarter of fiscal 2010 with no net change in tax liability. On September 20, 2010, pursuant to stipulations filed by the Company and the IRS, the Tax Court entered its final order closing all remaining fiscal 2005 issues. The Company received a small refund and, accordingly, all matters with the IRS relating to fiscal 2005 are resolved.

Patent Litigation

On December 28, 2007, a patent infringement lawsuit was filed by PACT XPP Technologies, AG (PACT) against the Company in the U.S. District Court for the Eastern District of Texas, Marshall Division (PACT XPP Technologies, AG. v. Xilinx, Inc. and Avnet, Inc. Case No. 2:07-CV-563). The lawsuit pertains to eleven different patents and PACT seeks injunctive relief, unspecified damages, interest and attorneys' fees. Neither the likelihood, nor the amount of any potential exposure to the Company is estimable at this time.

On July 30, 2010, a patent infringement lawsuit was filed by Intellitech against the Company in the U.S. District Court for the District of Delaware (Intellitech Corporation v. Altera Corporation, Xilinx, Inc. and Lattice Semiconductor Corporation Case No. 1:10-CV-00645-UNA). The lawsuit pertains to a single patent and Intellitech seeks declaratory and injunctive relief, unspecified damages, interest and attorneys' fees. Neither the likelihood, nor the amount of any potential exposure to the Company is estimable at this time. On February 15, 2011, the Company filed a lawsuit against Intellitech in the U.S. District Court for the Northern District of California (Xilinx, Inc. v. Intellitech Corporation, Case No. CV11-0699). The lawsuit pertains to seven patents and a single trademark and the Company seeks declaratory and injunctive relief, unspecified damages, costs and attorneys' fees.

On December 6, 2010, a patent infringement lawsuit was filed by Bala Delay Line, Inc. (Bala Delay) against the Company in the U.S. District Court for the Eastern District of Texas, Texarkana Division (Bala Delay Line, Inc V. Xilinx, Inc., Case No. 5:10-CV-211) (Bala Delay I), and on January 31, 2011, Bala Delay filed another patent infringement lawsuit against the Company in the U.S. District Court for the Eastern District of Texas, Sherman Division (Bala Delay Line, Inc v. Xilinx, Inc. and Bonser-Philhower Sales, Inc., Case No. 4:11-CV-46) (Balay Delay II). Both lawsuits pertained to the same single patent and in each case Bala Delay sought declaratory and injunctive relief, unspecified damages, interest and attorneys' fees. The Company has successfully resolved both lawsuits. Bala Delay I was dismissed by the Court without prejudice on March 7, 2011 and Bala Delay II was dismissed by the Court without prejudice on March 18, 2011. In both cases, Bala Delay stipulated that it has no present intent to initiate litigation against any Xilinx product based on the patent, and subsequent litigation would be brought in the U.S. District Court for the Northern District of California. No settlement was reached and no payment was made by the Company to Bala Delay in connection with either dismissal.

On February 14, 2011, the Company filed a complaint for declaratory judgment against Intellectual Ventures Management LLC and related entities (Intellectual Ventures) in the U.S. District Court for the Northern District of California (Xilinx, Inc. v. Invention Investment Fund I LP, Invention Investment Fund II LLC, Intellectual Ventures LLC, Intellectual Ventures Management LLC, Intellectual Ventures I LLC and Intellectual Ventures II LLC, Case No. CV11-0671). The lawsuit pertains to sixteen patents and seeks judgments of non-infringement by Xilinx and judgments that the patents are invalid and unenforceable, as well as costs and attorneys' fees.

On February 15, 2011, Intellectual Ventures added the Company as a defendant in its complaint for patent infringement previously filed against Altera, Microsemi and Lattice Semiconductor Corporation in the U.S. District Court for the District of Delaware (Intellectual Ventures I LLC and Intellectual Ventures II LLC v. Altera Corporation, Microsemi Corporation, Lattice Semiconductor Corporation and Xilinx, Inc., Case No. 10-CV-1065). The lawsuit pertains to five patents, four of which Xilinx is alleged to be infringing, and Intellectual Ventures seeks unspecified damages, interest and attorneys' fees. Neither the likelihood, nor the amount of any potential exposure to the Company is estimable at this time.

Other Matters

Except as stated above, there are no pending legal proceedings of a material nature to which the Company is a party or of which any of its property is the subject.

Note 19. Business Combinations

During the fourth quarter of fiscal 2011, the Company completed the acquisitions of all of the outstanding equities of AutoESL, a privately-held company that provides high level synthesis software tools to deliver the benefits of programmable platforms to a broader base of companies, and Omiino Ltd. (Omiino), a privately-held company that develops Optical Transport Network IP. The AutoESL acquisition aligns with Xilinx's strategy for accelerating market growth, as AutoESL-based tools will enable more architects and designers to utilize FPGA capabilities, while the Omiino acquisition supports Xilinx's effort to meet the increasing demand from our large wired communications customers to offer application specific IP. These acquisitions were accounted for under the purchase method of accounting. The aggregate financial impact of these acquisitions was not material to the Company.

Note 20. Goodwill and Acquisition-Related Intangibles

As of April 2, 2011 and April 3, 2010, the gross and net amounts of goodwill and of acquisition-related intangibles for all acquisitions were as follows:

(In thousands)	2011	2010	Weighted Average Amortization Life
Goodwill	$ 133,580	$ 117,955	
In-process research and development	$ 6,000	$ -	
Core technology - gross	$ 58,439	$ 38,939	5.6 years
Less accumulated amortization	39,789	38,939	
Core technology - net	18,650	-	
Other intangibles - gross	45,201	42,771	2.6 years
Less accumulated amortization	42,955	42,771	
Other intangibles - net	2,246	-	
Total acquisition-related intangibles-gross	109,640	81,710	
Less accumulated amortization	82,744	81,710	
Total acquisition-related intangibles-net	$ 26,896	$ -	

Amortization expense for all intangible assets for fiscal 2011, 2010 and 2009 was $1.0 million, $2.5 million and $5.3 million, respectively. Acquisition-related intangible assets are amortized on a straight-line basis. Based on the carrying value of acquisition-related intangibles recorded as of April 2, 2011, and assuming no subsequent impairment of the underlying assets, the annual amortization expense for acquisition-related intangibles is expected to be as follows:

Fiscal Year	(In thousands)
2012	$ 4,502
2013	5,484
2014	4,985
2015	4,600
2016	4,075
Thereafter	3,250
Total	$ 26,896

Note 21. Employee Benefit Plans

Xilinx offers various retirement benefit plans for U.S. and non-U.S. employees. Total contributions to these plans were $8.9 million, $9.3 million and $9.9 million in fiscal 2011, 2010 and 2009, respectively. For employees in the U.S., Xilinx instituted a Company matching program pursuant to which the Company will match contributions to Xilinx's 401(k) Plan (the 401(k) Plan) based on the amount of salary deferral contributions the participant makes to the 401(k) Plan. Xilinx will match up to 50% of the first 8% of an employee's compensation that the employee contributed to their 401(k) account. The maximum Company contribution per year is $4,500 per employee. As permitted under Section 401(k) of the Internal Revenue Code, the 401(k) Plan allows tax deferred salary deductions for eligible employees. The Compensation Committee of the Board of Directors administers the 401(k) Plan. Participants in the 401(k) Plan may make salary deferrals of up to 25% of the eligible annual salary, limited by the maximum dollar amount allowed by the Internal Revenue Code. Participants who have reached the age of 50 before the close of the plan year may be eligible to make catch-up salary deferral contributions, up to 25% of eligible annual salary, limited by the maximum dollar amount allowed by the Internal Revenue Code.

The Company allows its U.S.-based officers, director-level employees and its board members to defer a portion of their compensation under the Deferred Compensation Plan (the Plan). The Compensation Committee administers the Plan. As of April 2, 2011, there were approximately 134 participants in the Plan who self-direct their contributions into investment options offered by the Plan. The Plan does not allow Plan participants to invest directly in Xilinx's stock. In the event Xilinx becomes insolvent, Plan assets are subject to the claims of the Company's general creditors. There are no Plan provisions that provide for any guarantees or minimum return on investments. As of April 2, 2011, Plan assets were $37.6 million and obligations were $43.2 million. As of April 3, 2010, Plan assets were $32.0 million and obligations were $37.0 million.

REPORT OF ERNST & YOUNG LLP,
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Xilinx, Inc.

We have audited the accompanying consolidated balance sheets of Xilinx, Inc. as of April 2, 2011 and April 3, 2010, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended April 2, 2011. Our audits also included the financial statement schedule listed in the Index at Part IV, Item 15(a)(2). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Xilinx, Inc. at April 2, 2011 and April 3, 2010, and the consolidated results of its operations and its cash flows for each of the three years in the period ended April 2, 2011, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Xilinx, Inc.'s internal control over financial reporting as of April 2, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 31, 2011 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

San Jose, California
May 31, 2011

REPORT OF ERNST & YOUNG LLP, INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Xilinx, Inc.

We have audited Xilinx, Inc.'s internal control over financial reporting as of April 2, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Xilinx, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Xilinx, Inc. maintained, in all material respects, effective internal control over financial reporting as of April 2, 2011, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Xilinx, Inc. as of April 2, 2011 and April 3, 2010, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended April 2, 2011 of Xilinx, Inc. and our report dated May 31, 2011 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

San Jose, California
May 31, 2011

XILINX, INC.
SCHEDULE II
VALUATION AND QUALIFYING ACCOUNTS

(In thousands)

Description	Beginning of Year	Additions	Deductions (a)	End of Year
For the year ended March 28, 2009:				
Allowance for doubtful accounts	$ 3,634	$ -	$ 5	$ 3,629
Allowance for deferred tax assets	$ -	$ -	$ -	$ -
For the year ended April 3, 2010:				
Allowance for doubtful accounts	$ 3,629	$ -	$ 1	$ 3,628
Allowance for deferred tax assets	$ -	$ -	$ -	$ -
For the year ended April 2, 2011:				
Allowance for doubtful accounts	$ 3,628	$ -	$ 49	$ 3,579
Allowance for deferred tax assets	$ -	$ 17,841	$ -	$ 17,841

(a) Represents amounts written off against the allowances or customer returns.

SUPPLEMENTARY FINANCIAL DATA
Quarterly Data (Unaudited)

(In thousands, except per share amounts) Year ended April 2, 2011 [1]	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net revenues	$ 594,737	$ 619,666	$ 567,190	$ 587,852
Gross margin	386,561	406,406	372,771	384,149
Income before income taxes	202,889	219,170	180,209 [2]	168,812 [3]
Net income	158,587	170,895	152,341	160,052
Net income per common share: [4]				
Basic	$ 0.58	$ 0.66	$ 0.59	$ 0.61
Diluted	$ 0.58	$ 0.65	$ 0.58	$ 0.59
Shares used in per share calculations:				
Basic	272,097	260,151	259,418	263,603
Diluted	275,541	263,286	263,612	272,161
Cash dividends declared per common share	$ 0.16	$ 0.16	$ 0.16	$ 0.16

(1) Xilinx uses a 52- to 53-week fiscal year ending on the Saturday nearest March 31. Fiscal 2011 was a 52-week year and each quarter was a 13-week quarter.

(2) Income before income taxes includes restructuring charges of $4,276.

(3) Income before income taxes includes restructuring charges of $6,070 and an impairment loss on investments of $5,904.

(4) Net income per common share is computed independently for each of the quarters presented. Therefore, the sum of the quarterly per common share information may not equal the annual net income per common share.

(In thousands, except per share amounts) Year ended April 3, 2010 [1]	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net revenues	$ 376,235	$ 414,950	$ 513,349	$ 529,020
Gross margin	232,413	256,773	329,029	343,536
Income before income taxes	46,450 [2]	80,310 [3]	133,011 [4]	161,994 [5]
Net income	38,006	64,038	106,908	148,532
Net income per common share: [6]				
Basic	$ 0.14	$ 0.23	$ 0.39	$ 0.54
Diluted	$ 0.14	$ 0.23	$ 0.38	$ 0.54
Shares used in per share calculations:				
Basic	275,523	276,353	276,832	274,686
Diluted	276,258	276,988	278,566	277,290
Cash dividends declared per common share	$ 0.14	$ 0.14	$ 0.16	$ 0.16

(1) Xilinx uses a 52- to 53-week fiscal year ending on the Saturday nearest March 31. Fiscal 2010 was a 53-week year and each quarter was a 13-week quarter except the third quarter, which was a 14-week quarter.

(2) Income before income taxes includes restructuring charges of $15,771.

(3) Income before income taxes includes restructuring charges of $5,915.

(4) Income before income taxes includes restructuring charges of $5,531 and an impairment loss on investments of $3,041.

(5) Income before income taxes includes restructuring charges of $2,847 and an impairment loss on investments of $764.

(6) Net income per common share is computed independently for each of the quarters presented. Therefore, the sum of the quarterly per common share information may not equal the annual net income per common share.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

An evaluation was carried out, under the supervision of and with the participation of the Company's management, including our CEO and CFO, of the effectiveness of the Company's disclosure controls and procedures (as defined in Rules 13a–15(e) and 15d–15(e) under the Exchange Act) as of the end of the period covered by this report. Based upon this evaluation, our CEO and CFO have concluded that, as of the end of the period covered by this Form 10-K, the Company's disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms, and is accumulated and communicated to our management, including our CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the fiscal quarter ended April 2, 2011 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a–15(f) and 15d–15(f) under the Exchange Act) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. This system of internal control is designed to provide reasonable assurance that assets are safeguarded and transactions are properly recorded and executed in accordance with management's authorization. The design, monitoring and revision of the system of internal control over financial reporting involve, among other things, management's judgments with respect to the relative cost and expected benefits of specific control measures. The effectiveness of the system of internal control over financial reporting is supported by the selection, retention and training of qualified personnel and an organizational structure that provides an appropriate division of responsibility and formalized procedures. The system of internal control is periodically reviewed and modified in response to changing conditions.

Because of its inherent limitations, no matter how well designed, a system of internal control over financial reporting can provide only reasonable assurance and may not prevent or detect all misstatements or all fraud. Further, because of changes in conditions, the effectiveness of internal control over financial reporting may vary over time. Our system contains self-monitoring mechanisms, and actions are taken to correct deficiencies as they are identified.

Management has used the criteria established in the Report '*Internal Control — Integrated Framework*' issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) to evaluate the effectiveness of our internal control over financial reporting. Based on this evaluation, management has concluded that the Company's internal control over financial reporting was effective as of April 2, 2011.

The effectiveness of the Company's internal control over financial reporting as of April 2, 2011 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which is included in Part II, Item 8 of this Form 10-K.

ITEM 9B. OTHER INFORMATION

None.

PART III

Certain information required by Part III is omitted from this Report in that the Registrant will file a definitive proxy statement pursuant to Regulation 14A under the Exchange Act (the Proxy Statement) not later than 120 days after the end of the fiscal year covered by this Report, and certain information included therein is incorporated herein by reference. Only those sections of the Proxy Statement that specifically address the items set forth herein are incorporated by reference.

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this Item 401(b) of Regulation S-K concerning the Company's executive officers is incorporated herein by reference to Item 1. "Business – Executive Officers of the Registrant" within this Form 10-K.

The information required by this Item 401(a), 406 and 407 of Regulation S-K concerning the Company's directors, the code of ethics and corporate governance matters is incorporated herein by reference to the sections entitled "Proposal One-Election of Directors," "Board Matters" and "Corporate Governance Principles" in our Proxy Statement.

The information required by this item regarding delinquent filers pursuant to Item 405 of Regulation S-K is incorporated herein by reference to the section entitled "Section 16(a) Beneficial Ownership Reporting Compliance" in our Proxy Statement.

Our codes of conduct and ethics and significant corporate governance principles are available on the investor relations page of our website at www.investor.xilinx.com. Our code of conduct applies to our directors and employees, including our CEO, CFO and principal accounting personnel. In addition, our Board of Directors has adopted a code of ethics that pertains specifically to the Board of Directors. Printed copies of these documents are also available to stockholders without charge upon written request directed to Corporate Secretary, Xilinx, Inc., 2100 Logic Drive, San Jose CA 95124.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item 402 of Regulation S-K concerning executive compensation is incorporated herein by reference to the sections entitled "Compensation of Directors" and "Executive Compensation" in our Proxy Statement.

The information required by this item pursuant to Item 407(e)(4) of Regulation S-K is incorporated herein by reference to the section entitled "Compensation Committee Interlocks and Insider Participation" in our Proxy Statement.

The information required by this item pursuant to Item 407(e)(5) of Regulation S-K is incorporated herein by reference to the section entitled "Compensation Committee Report" in our Proxy Statement.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this item pursuant to Item 403 of Regulation S-K is incorporated herein by reference to the section entitled "Security Ownership of Certain Beneficial Owners and Management" in our Proxy Statement. The information required by Item 201(d) of Regulation S-K is set forth below.

Equity Compensation Plan Information

The table below sets forth certain information as of fiscal year ended April 2, 2011 about the Company's common stock that may be issued upon the exercise of options, RSUs, warrants and rights under all of our existing equity compensation plans including the ESPP:

(Shares in thousands)	A	B	C
Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights	Weighted-average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (excluding securities reflected in Column A)
Equity Compensation Plans Approved by Security Holders			
1997 Stock Plan	17,026	$ 31.55	- (1)
2007 Equity Plan	12,149 (2)	$ 23.85 (3)	13,164 (4)
Employee Stock Purchase Plan	N/A	N/A	7,396
Total-Approved Plans	29,175	$ 29.11	20,560
Equity Compensation Plans NOT Approved by Security Holders (5)			
Supplemental Stock Option Plan (6)	9	$ 28.54	-
Total-All Plans	29,184	$ 29.11	20,560

(1) The Company ceased issuing options under the 1997 Stock Plan as of April 1, 2007. The 1997 Stock Plan expired on May 8, 2007 and all available but unissued shares under this plan were cancelled.

(2) Includes approximately 4.2 million shares issuable upon vesting of RSUs that the Company granted under the 2007 Equity Plan.

(3) The weighted-average exercise price does not take into account shares issuable upon vesting of outstanding RSUs, which have no exercise price.

(4) On July 26, 2006, the stockholders approved the adoption of the 2007 Equity Plan and authorized 10.0 million shares to be reserved for issuance thereunder. The 2007 Equity Plan, which became effective on January 1, 2007, replaced both the Company's 1997 Stock Plan (which expired on May 8, 2007) and the Supplemental Stock Option Plan. On August 9, 2007, August 14, 2008, August 12, 2009 and August 11, 2010 our stockholders authorized the reserve of an additional 5.0 million shares, 4.0 million shares, 5.0 million shares and 4.5 million shares respectively. All of the shares reserved for issuance under the 2007 Equity Plan may be granted as stock options, stock appreciation rights, restricted stock or RSUs.

(5) In November 2000, the Company acquired RocketChips. Under the terms of the merger, the Company assumed all of the stock options previously issued to RocketChips' employees pursuant to four different stock option plans. A total of approximately 807 thousand option shares were assumed by the Company, none of which remained outstanding as of April 2, 2011. These option shares are excluded from the above table. All of the options assumed by the Company remain subject to the terms of the RocketChips' stock option plan under which they were issued. Subsequent to acquiring RocketChips, the Company has not made any grants or awards under any of the RocketChips' stock option plans and the Company has no intention to do so in the future.

(6) Under the Supplemental Stock Option Plan, options were granted to employees and consultants of the Company, however neither officers nor members of our Board were eligible for grants under the Supplemental Stock Option Plan. Only non-qualified stock options were granted under the Supplemental Stock Option Plan (that is, options that do not entitle the optionee to special U.S. income tax treatment) and such options generally expire not later than 12 months after the optionee ceases to be an employee or consultant. Upon a merger of the Company with or into another company, or the sale of substantially all of the Company's assets, each option granted under the Supplemental Stock Option Plan may be assumed or substituted with a similar option by the acquiring company, or the outstanding options will become exercisable in connection with the merger or sale.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this item concerning related party transactions pursuant to Item 404 of Regulation S-K is incorporated herein by reference to the section entitled "Related Transactions" in our Proxy Statement.

The information required by this item concerning director independence pursuant to Item 407(a) of Regulation S-K is incorporated herein by reference to the section entitled "Board Matters" in our Proxy Statement.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this Item is incorporated herein by reference to the sections entitled "Ratification of Appointment of External Auditors" and "Fees Paid to Ernst & Young LLP" in our Proxy Statement.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) (1) The financial statements required by Item 15(a) are included in Item 8 of this Annual Report on Form 10-K.

(2) The financial statement schedule required by Item 15(a) (Schedule II, Valuation and Qualifying Accounts) is included in Item 8 of this Annual Report on Form 10-K.

Schedules not filed have been omitted because they are not applicable, are not required or the information required to be set forth therein is included in the financial statements or notes thereto.

(3) The exhibits listed below in (b) are filed or incorporated by reference as part of this Annual Report on Form 10-K.

(b) Exhibits

EXHIBIT LIST

		Incorporated by Reference				
Exhibit No	**Exhibit Title**	**Form**	**File No.**	**Exhibit**	**Filing Date**	**Filed Herewith**
3.1	Restated Certificate of Incorporation, as amended to date	10-K	000-18548	3.1	05/30/07	
3.2	Bylaws of the Company, as amended and restated as of November 11, 2009	10-K	000-18548	3.2	11/16/09	
4.1	Indenture dated March 5, 2007 between the Company as Issuer and the Bank of New York Trust Company, N.A. as Trustee	10-K	000-18548	4.1	05/30/07	
10.1*	1988 Stock Option Plan, as amended	S-1	333-34568	10.15	06/07/90	
10.2*	1990 Employee Qualified Stock Purchase Plan	S-8	333-127318	4.1	08/09/05	
10.3*	1997 Stock Plan and Form of Stock Option Agreement	S-8	333-127318	4.2	08/09/05	
10.4*	Form of Indemnification Agreement between the Company and its officers and directors	S-1	333-34568	10.17	04/27/90	
10.5*	Supplemental Stock Option Plan	10-K	000-18548	10.16	06/17/02	
10.6	Xilinx, Inc. Master Distribution Agreement with Avnet	10-Q	000-18548	10.1	11/04/05	
10.7*	Letter Agreement dated June 2, 2005 between the Company and Jon A. Olson	10-Q/A	000-18548	10.1	08/12/05	
10.8*	2007 Equity Incentive Plan	10-K	000-18548	10.23	05/30/07	
10.9*	Form of Stock Option Agreement under 2007 Equity Incentive Plan	10-K	000-18548	10.24	05/30/07	
10.10*	Form of Restricted Stock Unit Agreement under 2007 Equity Incentive Plan	10-K	000-18548	10.25	05/30/07	
10.11*	Form of Performance-Based Restricted Stock Unit Agreement under 2007 Equity	8-K	000-18548	99.1	07/05/07	

	Incentive Plan					
10.12*	Letter Agreement dated January 4, 2008 between the Company and Moshe N. Gavrielov	8-K	000-18548	99.2	01/07/08	
10.13*	Amendment of Employment Agreement dated February 14, 2008 between the Company and Jon A. Olson	8-K	000-18548	99.1	02/20/08	
10.14*	Summary of Fiscal 2011 Executive Incentive Plan	8-K	000-18548	N/A	05/14/10	
21.1	Subsidiaries of the Company					X
23.1	Consent of Independent Registered Public Accounting Firm					X
24.1	Power of Attorney (included in the signature page)					X
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002					X
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002					X
32.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002					X
32.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002					X

*Management contract or compensatory plan or arrangement required to be filed as an exhibit to the Company's Annual Report on Form 10-K pursuant to Item 15(b) herein

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Annual Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Jose, State of California, on the 31st day of May 2011.

XILINX, INC.

By: /s/ Moshe N. Gavrielov

Moshe N. Gavrielov,
President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Moshe N. Gavrielov and Jon A. Olson, jointly and severally, his/her attorneys-in-fact, each with the power of substitution, for him/her in any and all capacities, to sign any amendments to this Annual Report on Form 10-K, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his/her substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934 this Annual Report on Form 10-K has been signed below by the following persons on behalf of the Registrant in the capacities and on the dates indicated.

Signature	Title	Date
/S/ MOSHE N. GAVRIELOV (Moshe N. Gavrielov)	President and Chief Executive Officer (Principal Executive Officer) and Director	May 31, 2011
/S/ JON A. OLSON (Jon A. Olson)	Senior Vice President, Finance and Chief Financial Officer (Principal Accounting and Financial Officer)	May 31, 2011
/S/ PHILIP T. GIANOS (Philip T. Gianos)	Chairman of the Board of Directors	May 31, 2011
/S/ JOHN L. DOYLE (John L. Doyle)	Director	May 31, 2011
/S/ JERALD G. FISHMAN (Jerald G. Fishman)	Director	May 31, 2011
/S/ WILLIAM G. HOWARD, JR. (William G. Howard, Jr.)	Director	May 31, 2011
/S/ J. MICHAEL PATTERSON (J. Michael Patterson)	Director	May 31, 2011
/S/ ALBERT A. PIMENTEL (Albert A. Pimentel)	Director	May 31, 2011
/S/ MARSHALL C. TURNER (Marshall C. Turner)	Director	May 31, 2011
/S/ ELIZABETH W. VANDERSLICE (Elizabeth W. Vanderslice)	Director	May 31, 2011


XILINX

2011 Proxy



June 21, 2011

Dear Xilinx Stockholder:

You are cordially invited to attend the 2011 Annual Meeting of Stockholders to be held on Wednesday, August 10, 2011 at 11:00 a.m. Pacific Daylight Time, at the headquarters of Xilinx, Inc. ("Xilinx" or the "Company") located at 2050 Logic Drive, San Jose, California 95124. We look forward to your attendance either in person or by proxy. At this meeting, the agenda includes:

- the annual election of directors;
- a proposal to approve an amendment to the Company's 1990 Employee Qualified Stock Purchase Plan to increase the number of shares reserved for issuance thereunder by 2,000,000 shares;
- a proposal to approve an amendment to the Company's 2007 Equity Incentive Plan to increase the number of shares reserved for issuance thereunder by 4,500,000 shares;
- a proposal to approve certain provisions of the Company's 2007 Equity Incentive Plan for purposes of complying with Section 162(m) of the Internal Revenue Code of 1986, as amended ("Section 162(m)");
- an advisory vote on executive compensation;
- an advisory vote on the frequency of the advisory vote on executive compensation; and
- a proposal to ratify the appointment of the Company's external auditors, Ernst & Young LLP.

The foregoing matters are more fully described in the attached proxy statement. The agenda will also include any other business that may properly come before the meeting or any adjournment or postponement thereof. The Board of Directors recommends that you vote **FOR** the election of each of the director nominees nominated by the Board of Directors, **FOR** the increase in the number of shares available for issuance under the Company's 1990 Employee Qualified Stock Purchase Plan, **FOR** the increase in the number of shares available for issuance under the 2007 Equity Incentive Plan, **FOR** the approval of certain provisions of the 2007 Equity Incentive Plan for purposes of complying with Section 162(m), **FOR** the approval of the compensation of our named executive officers, **FOR** the approval of an annual advisory vote on executive compensation, and **FOR** the ratification of appointment of Ernst & Young LLP as external auditors of the Company for the fiscal year ending March 31, 2012. Please refer to the proxy statement for detailed information on each of the proposals.

You may choose to vote your shares in one of the following ways: (1) via the Internet at Broadridge Investor Communication Solutions' voting website (www.proxyvote.com); (2) telephonically by calling the telephone number shown in the proxy card; (3) by voting in person at the annual meeting; or (4) by requesting, completing and mailing in a paper proxy card, as outlined in the Notice Regarding Internet Availability of Proxy Materials.

The Xilinx 2011 Annual Meeting will be held solely to tabulate the votes cast and report the results of voting on the matters described in the attached proxy statement and any other business that may properly come before the meeting. Certain senior executives of Xilinx will be in attendance to answer questions following the Annual Meeting. However, no formal presentation concerning the business of Xilinx will be made at the Annual Meeting.

Whether or not you plan to attend, please take a few minutes now to vote online or via telephone or, alternatively, request a paper proxy card and mark, sign and date your proxy and return it by mail so that your shares will be represented.

Thank you for your continuing interest in Xilinx.

Very truly yours,

/s/ Moshe N. Gavrielov
Moshe N. Gavrielov
President and Chief Executive Officer

IMPORTANT: WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, YOU ARE REQUESTED TO VOTE YOUR PROXY ONLINE OR BY TELEPHONE, OR, IN THE ALTERNATIVE, REQUEST, COMPLETE AND MAIL IN A PAPER PROXY CARD. PLEASE REFERENCE THE "PROXY VOTING; VOTING VIA THE INTERNET AND TELEPHONE" SECTION ON PAGE 2 FOR ADDITIONAL INFORMATION.

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XILINX, INC.
NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

Wednesday, August 10, 2011

TO OUR STOCKHOLDERS:

NOTICE IS HEREBY GIVEN that the Annual Meeting of Stockholders of Xilinx, Inc., a Delaware corporation ("Xilinx" or the "Company"), will be held on Wednesday, August 10, 2011 at 11:00 a.m., Pacific Daylight Time, at the Company's headquarters located at 2050 Logic Drive, San Jose, California 95124 for the following purposes:

1. To elect the following nine nominees for director to serve on the Board of Directors for the ensuing year or until their successors are duly elected and qualified: Philip T. Gianos, Moshe N. Gavrielov, John L. Doyle, Jerald G. Fishman, William G. Howard, Jr., J. Michael Patterson, Albert A. Pimentel, Marshall C. Turner and Elizabeth W. Vanderslice;

2. To approve an amendment to our 1990 Employee Qualified Stock Purchase Plan to increase the number of shares reserved for issuance thereunder by 2,000,000 shares;

3. To approve an amendment to our 2007 Equity Incentive Plan to increase the number of shares reserved for issuance thereunder by 4,500,000 shares;

4. To approve certain provisions of the 2007 Equity Incentive Plan for purposes of complying with Section 162(m) of the Internal Revenue Code of 1986, as amended ("Section 162(m)");

5. To hold an advisory vote on executive compensation;

6. To hold an advisory vote on the frequency of the advisory vote on executive compensation;

7. To ratify the appointment of Ernst & Young LLP, an independent registered public accounting firm, as external auditors of Xilinx, for the fiscal year ending March 31, 2012; and

8. To transact such other business as may properly come before the meeting or any adjournment or postponement thereof.

The foregoing items of business are more fully described in the proxy statement accompanying this notice. Only stockholders of record at the close of business on June 13, 2011 are entitled to notice of and to vote at the meeting.

All stockholders are cordially invited to attend the meeting in person. Certain senior executives of Xilinx will be in attendance to answer questions following the Annual Meeting; however, there will be no formal presentation concerning the business of Xilinx.

In order to ensure your representation at the meeting, you are urged to vote as soon as possible.

You may vote your shares in one of the following ways: (1) via the Internet at Broadridge Investor Communication Solutions' voting website (www.proxyvote.com); (2) telephonically by calling the telephone number shown in the proxy card; (3) by voting in person at the annual meeting; or (4) by requesting, completing and mailing in a paper proxy card, as outlined in the Notice Regarding Internet Availability of Proxy Materials ("Internet Notice"). **If you have Internet access, we encourage you to record your vote on the Internet.**

FOR THE BOARD OF DIRECTORS

/s/ Scott R. Hover-Smoot
Scott R. Hover-Smoot
Secretary

San Jose, California

June 21, 2011

THIS PROXY STATEMENT AND THE ACCOMPANYING PROXY ARE BEING PROVIDED ON OR ABOUT JUNE 21, 2011 IN CONNECTION WITH THE SOLICITATION OF PROXIES ON BEHALF OF THE BOARD OF DIRECTORS OF XILINX, INC. IMPORTANT: WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, YOU ARE REQUESTED TO VOTE YOUR PROXY ONLINE OR BY TELEPHONE, OR, IN THE ALTERNATIVE, REQUEST, COMPLETE AND MAIL IN A PAPER PROXY CARD. PLEASE REFERENCE THE "PROXY VOTING; VOTING VIA THE INTERNET AND TELEPHONE" SECTION ON PAGE 2 FOR ADDITIONAL INFORMATION.

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XILINX, INC.

PROXY STATEMENT FOR ANNUAL MEETING OF STOCKHOLDERS

This proxy statement, the enclosed proxy card and the Annual Report on Form 10-K for the fiscal year ended April 2, 2011 (the "Form 10-K") are being provided to stockholders of Xilinx, Inc., a Delaware corporation ("Xilinx" or the "Company"), on or about June 21, 2011 in connection with the solicitation by the Board of Directors (the "Board") of proxies to be used at the Annual Meeting of Stockholders of the Company ("Annual Meeting") to be held on Wednesday, August 10, 2011 at 11:00 a.m., Pacific Daylight Time, at the Company's headquarters, located at 2050 Logic Drive, San Jose, California 95124 and any adjournment or postponement thereof.

The cost of preparing, assembling and delivery of the notice of Annual Meeting, proxy statement and form of proxy and the solicitation of proxies will be paid by Xilinx. We have retained the services of Alliance Advisors LLC to assist in obtaining proxies from brokers and nominees of stockholders for the Annual Meeting. The estimated cost of such services is approximately $7,000 plus out-of-pocket expenses. Proxies may also be solicited in person, by telephone or electronically by Xilinx personnel who will not receive any additional compensation for such solicitation. We will pay brokers or other persons holding stock in their names or the names of their nominees for the expenses of forwarding soliciting material to their principals.

We anticipate that the Notice Regarding Internet Availability of Proxy Materials ("Internet Notice") will be mailed on or about June 21, 2011 to all stockholders entitled to vote at the meeting. This proxy statement and the Form 10-K have been made available to all stockholders entitled to vote at the Annual Meeting and who received an Internet Notice.

You may obtain paper copies of the proxy materials referenced above by following the instructions on the Internet Notice.

INFORMATION CONCERNING VOTING AND PROXY SOLICITATION

Internet Availability of Proxy Materials

The Securities and Exchange Commission (the "SEC") has adopted rules that allow us to furnish our proxy materials to our stockholders through the Internet, rather than by mail. We believe that it is in the best interests of our stockholders to take advantage of these rules and reduce the expenses associated with printing and mailing proxy materials to all of our stockholders. In addition, as a corporate citizen, we want to reduce the use of natural resources and the environmental impact of printing and mailing the proxy materials. As a result, you will not receive paper copies of the proxy materials unless you specifically request them.

The Internet Notice provides instructions on how you can: (1) access the proxy materials on the Internet, (2) access your proxy and (3) vote on the Internet. If you would like to receive paper copies of the proxy materials, please follow the instructions on the Internet Notice. If you share an address with another stockholder and received only one Internet Notice, you may write or call us to request a separate copy of the proxy materials at no cost to you.

Voting

Each stockholder is entitled to one vote for each share of Xilinx common stock ("Common Stock") held by such stockholder as of the Record Date (as defined below) with respect to all matters presented at the Annual Meeting. Stockholders do not have the right to cumulate their votes in the election of directors.

Record Date

Only stockholders of record at the close of business (5:00 p.m., Eastern Daylight Time) on June 13, 2011 (the "Record Date") are entitled to notice of and to vote at the Annual Meeting and at any adjournment or postponement thereof. For information regarding holders of more than 5% of the outstanding Common Stock, see "Security Ownership of Certain Beneficial Owners and Management."

Shares Outstanding

As of the close of business on May 13, 2011 there were 265,453,956 shares of Common Stock outstanding. The closing price of the Company's Common Stock on May 13, 2011, as reported by the NASDAQ Global Select Market ("NASDAQ"), was $35.95 per share.

Proxy Voting; Voting via the Internet and Telephone

Shares of Common Stock for which proxy cards are properly voted via the Internet or by telephone or are properly executed and returned, will be voted at the Annual Meeting in accordance with the directions given or, in the absence of directions, will be voted "FOR" the election of each of the nominees to the Board named herein, "FOR" the approval of the amendment to the Company's

1990 Employee Qualified Stock Purchase Plan, "FOR" the approval of the amendment to the Company's 2007 Equity Incentive Plan, "FOR" the approval of certain provisions of our 2007 Equity Incentive Plan for purposes of complying with Section 162(m), "FOR" the approval of the compensation of our named executive officers, "FOR" the approval of an annual advisory vote on executive compensation and "FOR" the ratification of the appointment of Ernst & Young LLP, an independent registered public accounting firm, as the Company's external auditors for fiscal 2012. It is not expected that any other matters will be brought before the Annual Meeting. If, however, other matters are properly presented, the persons named as proxies in the accompanying proxy card will vote in accordance with their discretion with respect to such matters.

To ensure that your vote is recorded promptly, please vote as soon as possible, even if you plan to attend the Annual Meeting in person. Most stockholders have three options for submitting their votes: (1) via the Internet, (2) by phone or (3) by mail. To vote by mail, you must follow the instructions on the Internet Notice to request paper copies of the proxy materials and then mail in a paper proxy card. If you have Internet access, we encourage you to record your vote on the Internet. It is convenient, reduces the use of natural resources and saves significant postage and processing costs. In addition, when you vote via the Internet or by phone prior to the meeting date, your vote is recorded immediately and there is no risk that postal delays will cause your vote to arrive late and therefore not be counted. For further instructions on voting, see the Internet Notice and your proxy card. If you attend the Annual Meeting, you may also submit your vote in person, and any previous votes that you submitted, whether by Internet, phone or mail, will be superseded by the vote that you cast at the Annual Meeting.

If at the close of business on the Record Date, your shares were not issued directly in your name, but rather were held in an account at a brokerage firm, bank or other agent, then you are the beneficial owner of shares held in "street name." The broker, bank or other agent holding your shares in that account is considered to be the stockholder of record for purposes of voting at the Annual Meeting. As a beneficial owner, you have the right to direct your broker, bank or other agent on how to vote the shares in your account. You are also invited to attend the Annual Meeting. However, since you are not the stockholder of record, you may not vote your shares in person at the meeting unless you request and obtain a valid proxy issued in your name from your broker, bank or other agent prior to the Annual Meeting.

Householding

In an effort to conserve natural resources and reduce printing costs and postage fees, the Company has adopted a practice approved by the SEC called "householding." Under this practice, stockholders who have the same address and last name and do not participate in electronic delivery of proxy materials will receive only one copy of the Internet Notice unless one or more of these stockholders notifies the Company that they wish to continue receiving individual copies.

If you share an address with another stockholder and received only one Internet Notice and would like to request a copy of the proxy materials, please send your request to: Xilinx, Inc., 2100 Logic Drive, San Jose, CA 95124, Attn: Investor Relations; call Investor Relations at (408) 879-5198; or visit the Company's website at www.investor.xilinx.com. Xilinx will deliver a separate copy of these materials promptly upon receipt of your written or oral request.

Quorum

A quorum of stockholders is necessary to hold a valid meeting. The required quorum for the transaction of business at the Annual Meeting is a majority of the outstanding shares of Common Stock as of the Record Date. Shares of Common Stock entitled to vote and represented at the Annual Meeting by proxy or in person will be tabulated by the inspector of elections appointed for the Annual Meeting and counted towards the quorum. Abstentions and broker non-votes will also be counted towards the quorum requirement. If there is no quorum, a majority of the votes present at the meeting may adjourn the meeting to another date.

Votes Counted; Abstentions; Broker Non-Votes

Votes will be counted by the inspector of elections appointed for the meeting, who will separately count "For" and "Against" votes and abstentions with respect to the election of directors and, with respect to any proposals other than the election of directors, "For" and "Against" votes, abstentions and broker non-votes. A "broker non-vote" occurs when a nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that proposal and has not received instructions with respect to that proposal from the beneficial owner, despite voting on at least one other proposal for which it does have discretionary authority or for which it has received instructions. Abstentions will have no effect on the outcome of the election of directors but will be counted as "Against" votes with respect to any proposals other than the election of directors. Broker non-votes have no effect and will not be counted towards the vote total for any proposal.

If your shares of Common Stock are held by your broker, bank or other agent as your nominee (that is, in "street name"), you will need to obtain a proxy form from the institution that holds your shares and follow the instructions included on that form regarding how to instruct your broker, bank or other agent to vote your shares. If you do not give instructions, under the rules that govern brokers who are record owners of shares that are held in street name for the beneficial owners of the shares, brokers who do not receive voting instructions from their clients have the discretion to vote uninstructed shares on routine matters but have no discretion to vote them on non-routine matters. Proposal One (election of directors), Proposal Two (amendment to the 1990 Employee Qualified Stock Purchase Plan), Proposal Three (amendment to the 2007 Equity Incentive Plan), Proposal Four (compliance with Section 162(m)), Proposal Five (advisory vote on executive compensation) and Proposal Six (advisory vote on the frequency of the advisory vote on executive compensation) are non-routine matters. If you hold your shares in street name and you do not instruct your bank or broker how to vote on non-routine matters such as Proposals One, Two, Three, Four, Five and Six, no votes will be cast on your behalf. Therefore, if you hold your shares in street name, it is critical that you cast your vote if you want it to count for non-routine matters. Proposal Seven (ratification of external auditors) is a routine matter.

Vote Required

Under our Bylaws and Corporate Governance Principles, directors must be elected by a majority of votes cast in uncontested elections. Therefore, each nominee for director receiving more votes "For" than votes "Against" shall be elected as a director. Shares not present and shares voting "Abstain" will have no effect on the election of directors.

The affirmative vote of a majority of the shares of Common Stock present and entitled to vote either in person or by proxy will be required to (i) approve the amendment to the Company's 1990 Employee Qualified Stock Purchase Plan to increase the number of shares reserved for issuance thereunder by 2,000,000 shares; (ii) approve the amendment to the Company's 2007 Equity Incentive Plan to increase the number of shares to be reserved for issuance thereunder by 4,500,000 shares; (iii) approve certain provisions of the Company's 2007 Equity Incentive Plan in order to comply with Section 162(m); and (iv) ratify the appointment of Ernst & Young LLP as external auditors for fiscal 2012. Abstentions will have the effect of a vote "Against" approval of the amendment to the 1990 Employee Qualified Stock Purchase Plan, "Against" approval of the amendment to the 2007 Equity Incentive Plan and "Against" the ratification of Ernst & Young LLP. Broker non-votes will have no effect on the outcome of the vote on any of the proposals.

To be approved by our stockholders on an advisory basis, the affirmative vote of a majority of the shares of Common Stock present and entitled to vote in person or by proxy will be required to approve the executive compensation of our named executive officers. The option of one year, two years or three years that receives the highest number of votes cast will be the frequency of the vote on the compensation of our named executive officers that has been approved by stockholders on an advisory basis. Even though your vote is advisory, and therefore will not be binding on the Company, the Compensation Committee will review the voting results and take them into consideration when making future decisions regarding executive compensation.

In the absence of instructions, shares of Common Stock represented by valid proxies shall be voted in accordance with the recommendations of the Board as shown on the proxy.

Revocability of Proxies

A stockholder giving a proxy may revoke it at any time before it is voted by delivering to the Secretary of the Company, at 2100 Logic Drive, San Jose, California 95124, a written notice of revocation or a duly executed proxy bearing a later date, or by appearing at the Annual Meeting and voting in person. Attendance at the Annual Meeting will not, by itself, be sufficient to revoke a proxy. Any stockholder owning Common Stock in street name wishing to revoke his or her voting instructions must contact the bank, brokerage firm or other custodian who holds his or her shares and obtain a legal proxy from such bank or brokerage firm to vote such shares in person at the Annual Meeting.

Deadline for Receipt of Stockholder Proposals

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to be eligible for inclusion in the Company's proxy statement for the Company's 2012 Annual Meeting of Stockholders, stockholder proposals must be received by the Secretary of the Company at our principal executive offices at 2100 Logic Drive, San Jose, California, 95124 no later than February 22, 2012. In order for stockholder proposals made outside of Rule 14a-8 under the Exchange Act to be considered timely within the meaning of Rule 14a-4(c) under the Exchange Act, such proposals must be received by the Secretary of the Company at our principal executive offices no later than May 7, 2012. In addition, the Company's Prior Notice For Inclusion on Agenda Bylaw provision requires that stockholder proposals made outside of Rule 14a-8 under the Exchange Act must be submitted in accordance with the requirements of the Company's Bylaws, not later than April 12, 2012 and not earlier than March 13, 2012; provided however, that if the Company's 2012 Annual Meeting of Stockholders is called for a date that is not within 25 days before or after the anniversary of the Annual Meeting, then to be considered timely, stockholder proposals must be received by the Secretary of the Company at our principal executive offices not later than the close of business on the tenth day following the day on which notice of the Company's 2012 Annual Meeting of Stockholders was mailed or publicly disclosed, whichever occurs first. The full text of the Company's Prior Notice for Inclusion on Agenda Bylaw provision described above may be obtained by writing to the Secretary of the Company.

PROPOSAL ONE

ELECTION OF DIRECTORS

Nominees

The Board of Directors has nominated the nine individuals named below, each of whom is currently serving as a director ("Director") of the Company, to be elected as a Director at the Annual Meeting. The term of office of each person elected as a Director will continue until the next annual meeting of stockholders or until his or her successor has been elected and qualified. Unless otherwise instructed, the proxy holders will vote the proxies received by them for each of the Company's nine nominees named below. In the event that any nominee of the Company is unable or declines to serve as a Director at the time of the Annual Meeting, the proxies will be voted for any nominee who shall be designated by the Board to fill the vacancy. The Company is not aware of any nominee who will be unable to serve as a Director.

Name of Nominee	Age	Director Since
Philip T. Gianos	61	1985
Moshe N. Gavrielov	56	2008
John L. Doyle	79	1994
Jerald G. Fishman	65	2000
William G. Howard, Jr.	69	1996
J. Michael Patterson	65	2005
Albert A. Pimentel	56	2010
Marshall C. Turner	69	2007
Elizabeth W. Vanderslice	47	2000

The Company's Board of Directors seeks to have members with a variety of backgrounds and experiences. Set forth below is a brief description of the experience, qualifications, attributes or skills of each of our Director nominees that led the Board to conclude that the Director should serve on the Board.

Mr. Gianos joined the Company's Board in December 1985. Mr. Gianos has served as Chairman of the Board since February 2009. Mr. Gianos has been an investor with InterWest Partners, a venture capital firm focused on information technology and life sciences, since 1982 and a General Partner since 1984. Prior to joining InterWest Partners, Mr. Gianos was with IBM Corporation, an information technology company, for eight years, six of which were in engineering management.

Mr. Gianos brings to the Board over 29 years of experience as an investor in multiple areas of information technology, including semiconductors, at a venture capital firm, as well as six years of experience in engineering management. Such experience has proved valuable to the Board in considering and evaluating strategic investments for the Company, as well as in overseeing the operational and R&D aspects of the Company's business.

Mr. Gavrielov joined the Company in January 2008 as President and CEO and was appointed to the Company's Board in February 2008. Prior to joining the Company, Mr. Gavrielov served at Cadence Design Systems, Inc., an electronic design automation company, as Executive Vice President and General Manager of the Verification Division from April 2005 through November 2007. Mr. Gavrielov served as CEO of Verisity Ltd., an electronic design automation company, from March 1998 to April 2005 prior to its acquisition by Cadence Design Systems, Inc. Prior to joining Verisity, Mr. Gavrielov spent nearly 10 years at LSI Corporation (formerly LSI Logic Corporation), a semiconductor manufacturer, in a variety of executive management positions, including Executive Vice President of the Products Group, Senior Vice President and General Manager of International Marketing and Sales and Senior Vice President and General Manager of LSI Logic Europe plc. Prior to joining LSI Corporation, Mr. Gavrielov held various engineering and engineering management positions at Digital Equipment Corporation and National Semiconductor Corporation.

With extensive experience in executive management and engineering with semiconductor and software companies, Mr. Gavrielov understands the Company and its competitors, customers, operations and key business drivers. From this experience, Mr. Gavrielov has developed a broad array of skills, particularly in the areas of building and developing semiconductor and software businesses, and providing leadership and a clear vision to the Company's employees. As the CEO of the Company, Mr. Gavrielov also brings his strategic vision for the Company to the Board and creates a critical link between the management and the Board, enabling the Board to perform its oversight function with the benefit of management's perspective on the business.

Mr. Doyle joined the Company's Board in December 1994. Mr. Doyle held numerous technical and managerial positions at Hewlett-Packard Company from 1957 to 1991. Mr. Doyle is an independent consultant and has served as a director of Analog Devices, Inc., a semiconductor manufacturer, since 1987.

Mr. Doyle has developed a wide breadth of experience since 1991 as an independent technical and business strategy consultant. Prior to that, Mr. Doyle spent nearly 35 years at Hewlett-Packard Company including time as VP of Personnel, VP of Research and Development, Director of HP Labs and Executive VP of the Computer Systems, Networks and Peripherals businesses which included their integrated circuits operations. Mr. Doyle's executive experience at Hewlett Packard brings deep leadership and operational experience to our Board. In addition, Mr. Doyle has extensive knowledge of the Company's business, in particular, gained from his service as a Director of the Company since 1994. Mr. Doyle has also served on the boards of directors of multiple public and private technology companies which provide him with insights into how boards of other companies have addressed issues similar to those faced by the Company.

Mr. Fishman joined the Company's Board in March 2000. Mr. Fishman has been President and CEO of Analog Devices, Inc., since November 1996. Mr. Fishman also serves as a director of Analog Devices, Inc. and Cognex Corporation, a supplier of machine vision sensors and systems. Please refer to "Other Matters" at the end of this proxy statement for additional information regarding an SEC order concerning Analog Devices, Inc. and Mr. Fishman.

Mr. Fishman has over 30 years of experience in executive management of a publicly-traded semiconductor manufacturer, including the past 14 years as its CEO. As a result of his experience as a CEO at a semiconductor company, Mr. Fishman is able to provide important perspectives on issues facing semiconductor companies and the semiconductor industry generally. Mr. Fishman also serves as a director on two other publicly-traded companies. Through Mr. Fishman's experience on other public company boards, he has a strong understanding of corporate governance best practices.

Dr. Howard joined the Company's Board in September 1996. Dr. Howard has worked as an independent consultant for various semiconductor and microelectronics companies since December 1990. From October 1987 to December 1990, Dr. Howard was a senior fellow at the National Academy of Engineering conducting studies of technology management. Dr. Howard held various management positions at Motorola, Inc., a wireless and broadband communications company, between 1969 and 1987 including Senior Vice President and Director of Research and Development. Dr. Howard also serves as Chairman of the Board of Ramtron International Corporation, a manufacturer of memory products.

Dr. Howard's nearly 20 years of experience as an independent consultant for various semiconductor and microelectronics companies, including SEMATECH, the Semiconductor Industry Association and Dow Corning, provides the Board with valuable insights into the industry in which the Company competes. Dr. Howard's 18 years of experience in various management positions at a leading wireless and broadband communications company, including as its Senior Vice President and Director of Research and Development, has also proved to be valuable as the Company evaluates its own development efforts. Through Dr. Howard's involvement with several scientific and engineering organizations, including as a member of the National Academy of Engineering and a fellow of the Institute of Electrical Engineers and of the American Association for the Advancement of Science, he has also gained valuable knowledge of the most recent developments in engineering. Dr. Howard has also gained a broad range of skills from his service on multiple boards of directors of public and private technology companies.

Mr. Patterson joined the Company's Board in October 2005. Mr. Patterson was employed by PricewaterhouseCoopers ("PWC"), a public accounting firm, from 1970 until retirement in 2001. The positions he held during his 31-year career at PWC include chair of the national high tech practice, chair of the semiconductor tax practice, department chair for PWC's Silicon Valley tax practice and managing partner of PWC's Silicon Valley office. Mr. Patterson serves on a few boards of private companies and advises charitable organizations.

Mr. Patterson's qualifications to sit on our Board of Directors include his extensive experience with public and financial accounting matters for complex global organizations. Mr. Patterson's extensive financial background, including specifically advising.companies in the semiconductor industry, has enabled him to play a meaningful role in the oversight of our financial reporting and accounting practices and executive compensation practices.

Mr. Pimentel joined the Company's Board in August 2010. In April 2011, Mr. Pimentel was appointed Executive Vice President, Worldwide Sales and Marketing for Seagate Technology LLC, a manufacturer of hard drives and storage solutions. From May 2008 until August 2010, Mr. Pimentel served as CFO and COO of McAfee, Inc., a security technology company. Prior to that, Mr. Pimentel served as CFO of Glu Mobile, Inc., a publisher of mobile games, since 2004. Prior to joining Glu Mobile, Mr. Pimentel served as Executive Vice President and CFO of Zone Labs, Inc., an end-point security software company, from 2003 until it was acquired in 2004 by Checkpoint Software, Inc. From 2001 to 2003, he served as a partner of Redpoint Ventures. Prior to joining Redpoint, he served as CFO for WebTV Networks, Inc., a provider of set-top Internet access devices and services acquired by Microsoft Corporation, and LSI Logic Corporation, a semiconductor and storage systems developer.

Mr. Pimentel's strong financial background, including his work as the CFO at three different publicly-traded companies, provides financial expertise to the Board, including an understanding of financial statements, corporate finance and accounting. As an executive of a publicly-traded company, Mr. Pimentel also brings deep leadership and operational experience to our Board.

Mr. Turner joined the Company's Board in March 2007. Mr. Turner served as interim CEO of MEMC Electronic Materials, a manufacturer of silicon wafers for semiconductor and solar power applications, from November 2008 until March 2009, and has been a member of their company's board of directors since 2007. Mr. Turner served as Chairman and CEO of Dupont Photomasks, Inc., a manufacturer of photomasks for semiconductor chip fabricators, from June 2003 until its sale in April 2005, and then as President and CEO of the company, renamed Toppan Photomasks, Inc., through May 2006. Mr. Turner is also a member of the board of directors of the AllianceBernstein Funds, a group of 33 mutual fund entities.

Mr. Turner has been involved in the semiconductor and software industries, among others, for 38 years, in a variety of roles including as the CEO of two companies in the semiconductor industry and chairman of two software companies as well as a venture capital investor. From these experiences, Mr. Turner has developed a broad range of skills that contribute to the Board's oversight of the operational, financial and risk management aspects of our business. Mr. Turner has also served on 24 boards of directors and chaired four of them, giving him meaningful perspective regarding the processes and considerations that our Board may bring to bear on a variety of issues.

Ms. Vanderslice joined the Company's Board in December 2000. Ms. Vanderslice served as a General Manager of Terra Lycos, Inc., an Internet access and interactive content provider, from July 1999 until July 2001. Prior to joining Terra Lycos, Ms. Vanderslice was a Vice President of Wired Digital, Inc., an online services company, beginning in 1995 and served as its President and CEO from 1996 through June 1999 when she led its acquisition by Terra Lycos. Prior to joining Wired Digital, Ms. Vanderslice served as a principal in the investment banking firm Sterling Payot Company and in 1994 became a Vice President at H. W. Jesse & Co., a San Francisco investment banking and business strategy-consulting firm spun off from Sterling Payot. Ms. Vanderslice holds an MBA from Harvard Business School. Ms. Vanderslice is also on the Board of Trustees of Boston College.

Ms. Vanderslice brings a broad range of skills to the Board from her experience as a general manager of an internet access and interactive content provider, CEO of an online services company and as an investment banker at two investment banking firms. In particular, in addition to her computer science and systems engineer background, Ms. Vanderslice contributes to the Board's understanding of the Company's sales and marketing efforts and engineering management, and her experience in mergers and acquisitions is valuable to the Board in evaluating strategic transactions.

There are no family relationships among the executive officers of the Company or the Board.

Required Vote

Each nominee receiving more votes "For" than "Against" shall be elected as a Director. If you do not wish your shares to be voted with respect to a nominee, you may "Abstain," in which case your shares will have no effect on the election of that nominee.

THE BOARD RECOMMENDS A VOTE "FOR" THE ELECTION OF EACH OF THE DIRECTOR NOMINEES.

BOARD MATTERS

Board Meetings and Committee Composition

The Company's Board held a total of ten (10) meetings during the fiscal year ended April 2, 2011. All Directors are expected to attend each meeting of the Board and the Committees on which he or she serves, and are also expected to attend the Annual Meeting. All Directors, except for Mr. Pimentel, attended the 2010 annual meeting of stockholders. Each Director attended well over 75% of the aggregate of all meetings of the Board or its Committees on which such Director served during the fiscal year. The Board holds four (4) pre-scheduled meetings per fiscal year.

The following table reflects the current composition of the Company's standing Audit Committee, Compensation Committee, Nominating and Governance Committee, and Committee of Independent Directors.

	Audit Committee	Compensation Committee	Nominating and Governance Committee	Committee of Independent Directors
Non-Employee Directors:				
Philip T. Gianos (Chairman)[1]		X		X
John L. Doyle	Chair			X
Jerald G. Fishman			X	X
William G. Howard, Jr.			X	X
J. Michael Patterson [1]	X	Chair		X
Albert A. Pimentel [2]	X			X
Marshall C. Turner	X			X
Elizabeth W. Vanderslice		X	Chair	X
Employee Director:				
Moshe N. Gavrielov				

(1) Given the demands on Mr. Gianos as Chairman of the Board, effective August 11, 2010, Mr. Patterson succeeded Mr. Gianos as Chairman of the Compensation Committee.

(2) Mr. Pimentel was appointed as a member of the Audit Committee on August 11, 2010.

Committees

The Board has a standing Audit Committee, Compensation Committee, Nominating and Governance Committee and Committee of Independent Directors (the "Committees"). The Board has determined that each Director currently serving on these Committees and who served on the Committees in fiscal 2011 is "independent" in accordance with the NASDAQ Marketplace Rules and Rule 10A-3 of the Exchange Act. The Board and its Committees have authority to engage independent advisors and consultants and have used such services. Each of the Audit Committee, the Compensation Committee and the Nominating and Governance Committee, is subject to charters approved by the Board, which are posted on the investor relations page of the Company's website at www.investor.xilinx.com under "Corporate Governance."

Audit Committee

The members of the Audit Committee during fiscal 2011 were John L. Doyle, J. Michael Patterson, Marshall C. Turner and Albert A. Pimentel (partial year). During fiscal 2011, the Audit Committee held eight (8) meetings. The Audit Committee assists the Board in fulfilling its oversight responsibilities to the stockholders relating to the Company's financial statements and the financial reporting process, the systems of internal accounting and financial controls, and the audit process. The Board has determined that each Audit Committee member meets the independence and financial knowledge requirements under the SEC rules and the corporate governance listing standards of NASDAQ. The Audit Committee operates in accordance with a written charter adopted by the Board, which complies with NASDAQ and SEC listing standards.

The Board has further determined that each member of the Audit Committee qualifies as an "audit committee financial expert" as defined by SEC rules. Stockholders should understand that this designation is a disclosure requirement of the SEC related to the Audit Committee members' individual experience and understanding with respect to certain accounting and auditing matters. The designation does not impose upon any of the Audit Committee members any duties, obligations or liabilities that are greater than those generally imposed on each of them as members of the Board nor alter the duties, obligations or liability of any other member of the Board.

Compensation Committee

The Compensation Committee, which consists of Philip T. Gianos, J. Michael Patterson and Elizabeth W. Vanderslice, met eighteen (18) times during fiscal 2011. The Compensation Committee has responsibility for establishing the compensation policies of the Company. The Compensation Committee determines the compensation of the Company's Board and executive officers (other than the CEO) and has exclusive authority to grant options to such executive officers under the 2007 Equity Plan. The Compensation Committee evaluates the CEO's performance and makes recommendations to the Board for final determination of CEO compensation, including base salary, incentive pay and equity. The CEO is not present during the Committee's or Board's deliberations and voting on CEO compensation, but may be present during voting and deliberations related to compensation of other executive officers. For further information about the processes and procedures for the consideration and determination of executive compensation, please refer to the section of this proxy statement entitled "EXECUTIVE COMPENSATION—Compensation Discussion and Analysis."

The Board has further determined that each member of the Compensation Committee is an "outside director" as that term is defined in Section 162(m) of the Tax Code and a "Disinterested Person" and a "Non-Employee Director" as those terms are used by the SEC.

Nominating and Governance Committee

The Nominating and Governance Committee, which consists of Elizabeth W. Vanderslice, Jerald G. Fishman and William G. Howard, Jr., met three (3) times during fiscal 2011. The Nominating and Governance Committee has responsibility for identifying, evaluating and recommending to the Board individuals to serve as members of the Board, and to establish policies affecting corporate governance. The Nominating and Governance Committee, among other things, makes suggestions regarding the size and composition of the Company's Board, ensures that the Board reviews the Company's management organization, including the management succession plans, and the adequacy of the Company's strategic planning process and recommends nominees for election as directors. For further information about the director nomination criteria and process, please refer to the section of this proxy statement entitled "BOARD MATTERS—Nomination Criteria and Board Diversity."

Committee of Independent Directors

All independent Directors are members of the Committee of Independent Directors. This Committee met four (4) times during fiscal 2011. The Committee's principal focus is succession planning but it also addresses other topics as deemed necessary and appropriate. The Committee of Independent Directors typically meets outside the presence of management.

Nomination Criteria and Board Diversity

The Board believes in bringing a diversity of cultural backgrounds and viewpoints to the Board and desires that its Directors and nominees possess critical skills in the areas of semiconductor design and marketing, manufacturing, systems, software and finance. These factors, and any other qualifications considered useful by the Board, are reviewed in the context of an assessment of the perceived needs of the Board at a particular point in time. As a result, the priorities and emphasis of the Nominating and Governance Committee may change from time to time to take into account changes in business and other trends, and the portfolio of skills and experience of current and prospective Board members. Therefore, while focused on the achievement and the ability of potential candidates to make a positive contribution with respect to such factors, the Nominating and Governance Committee has not established any specific minimum criteria or qualifications that a director or nominee must possess. The Board remains apprised of qualified individuals who may be considered as Board candidates in the future.

As necessary and as part of its annual evaluation of current Board members, the Nominating and Governance Committee considers the skills and viewpoints previously mentioned as desirable director qualifications, any job changes, the amount of time each Director spends on Xilinx matters and to what extent, if any, other commitments the Directors may have outside of Xilinx impact the Director's service to Xilinx. In connection with its evaluation of Board composition, the Nominating and Governance Committee also considers rotating Directors' positions on the Board Committees.

Consideration of new Board nominee candidates typically involves a series of internal discussions, review of information concerning candidates and interviews with selected candidates. In fiscal 2011, the Company did not employ a search firm or pay fees to other third parties in connection with seeking or evaluating Board nominee candidates, including the nomination of Mr. Pimentel. The Nominating and Governance Committee will consider candidates proposed by stockholders using the same process it uses for a candidate recommended by a member of the Board, an employee, or a search firm, should one be engaged. A stockholder seeking to recommend a prospective nominee for the Nominating and Governance Committee's consideration should submit the candidate's name and qualifications by mail addressed to the Corporate Secretary, Xilinx, Inc., 2100 Logic Drive, San Jose, CA 95124, by email to corporate.secretary@xilinx.com, or by fax to the Corporate Secretary at (408) 377-6137.

Director Independence

The NASDAQ listing standards require that a majority of the members of a listed company's board of directors must qualify as "independent" as affirmatively determined by its board of directors. Our Board annually reviews information relating to the members of our Board to ensure that a majority of our Board is independent under the NASDAQ Marketplace Rules and the rules of the SEC. After review of all relevant transactions and relationships between each Director nominee, his or her family members and entities affiliated with each Director nominee and Xilinx, our senior management and our independent registered public accounting firm, our Board has determined that eight of our nine nominees for Director are independent directors as defined in the NASDAQ Marketplace Rules and in Rule 10A-3 of the Exchange Act. Mr. Gavrielov, our President and CEO, is not an independent director within the meaning of the NASDAQ Marketplace Rules or the rules of the SEC because he is a current employee of Xilinx.

In making a determination of the independence of the nominees for Director, the Board reviewed relationships and transactions occurring since the beginning of fiscal 2009 between each Director nominee, his or her family members and entities affiliated with each Director nominee and Xilinx, our senior management and our independent registered public accounting firm. In making its determination, the Board applied the standards for independence set forth by NASDAQ and the SEC. In each case, the Board determined that, because of the nature of the relationship or the amount involved in the transaction, the relationship did not impair the Director nominee's independence. The transactions listed below were considered by the Board in its independence determinations.

Mr. Fishman is employed as an executive officer and is a director of a company with which Xilinx does business. Mr. Pimentel is employed as an executive officer of a company with which Xilinx does business. Xilinx transactions with these companies occur in the normal course of business and the amount that Xilinx paid in each fiscal year to each company for goods and services represented less than 1% of such company's annual revenue, and the amount received by Xilinx in each fiscal year for goods and services from each such company represented less than 1% of Xilinx's annual revenue. Neither Mr. Fishman nor Mr. Pimentel had any direct or indirect material interest in these transactions that requires disclosure under Regulation S-K, Item 404(a).

Each of Messrs. Doyle, Fishman, Gianos, Pimentel and Turner and Dr. Howard is, or was during the previous three fiscal years, a non-management director of one or more other companies that has done business with Xilinx. All of the transactions with these companies occurred in the normal course of business in the purchase or supply of goods or services. In addition, Mr. Gianos serves as a non-management director of a private company in which Xilinx has made certain investments. Such investments were made by Xilinx in the ordinary course of its business pursuant to Xilinx investment policies. None of Messrs. Doyle, Fishman, Gianos, Pimentel, Turner or Dr. Howard has a direct or indirect material interest in these transactions that requires disclosure under Regulation S-K, Item 404(a).

Board's Role in Risk Oversight

Our Board of Directors has overall responsibility for risk oversight at the Company and may delegate particular risk areas to the appropriate Committees of the Board. The Board's role in risk oversight builds upon management's risk management process. The Company conducts a formal annual risk assessment as well as coordinates on-going risk management activities throughout the year to identify, analyze, respond to, monitor and report on risks. Risks reviewed by the Company include operational risks, financial risks, legal and compliance risks, IT risks and strategic risks. The management team then reviews with the Board any significant risks identified during the process, together with plans to mitigate such risks. In response, the Board, or the relevant Committee, may request that management conduct additional review of or reporting on select enterprise risks. The process and risks are reviewed at least annually with the Board and additional review or reporting of significant enterprise risks will be conducted as needed or as requested by the Board or any of its Committees.

CORPORATE GOVERNANCE PRINCIPLES

The Company and the Board, through its Nominating and Governance Committee, regularly review and evaluate the Company's corporate governance principles and practices. The Significant Corporate Governance Principles, the charters for each of the Board's Committees, and each of the Company's Code of Conduct and the Directors' Code of Ethics are posted on the investor relations page of the Company's website at www.investor.xilinx.com. Printed copies of these documents are also available to stockholders upon written request addressed to the Corporate Secretary, Xilinx, Inc., 2100 Logic Drive, San Jose, CA 95124 or by email at corporate.secretary@xilinx.com.

Board Leadership Structure and Independence

The Board believes there should be a substantial majority of independent Directors on the Board. The Board also believes that it is useful and appropriate to have members of management as Directors, including the CEO. Independent Directors are given an opportunity to meet outside the presence of members of management, and hold such meetings regularly.

It is the written policy of the Board that if the Chairman is not "independent" in accordance with NASDAQ Marketplace Rules and the Exchange Act, the Board will designate an independent Director to serve as Lead Independent Director. We believe that having an independent Chairman or a Lead Independent Director, either of whom is responsible for coordinating the activities of the independent Directors, as well as other duties, including chairing the meetings of the Committee of Independent Directors, allows the Company's CEO to better focus on the day-to-day management and leadership of the Company, while better enabling the Board to advise, and oversee the performance of the CEO. The Board's Nominating and Governance Committee reviews the position of Lead Independent Director and identifies the Director who serves as Lead Independent Director in the absence of an independent Chairman. For fiscal 2011, Philip T. Gianos, an independent director, served as Chairman of the Board, so there was no Lead Independent Director.

Majority Vote Standard

All Directors are elected annually at the annual stockholder meeting. In response to a successful stockholder proposal for election of directors by majority vote standard, on May 3, 2006, the Board amended the Company's Bylaws to provide for the election of Directors in an uncontested election by the majority of votes cast regarding each nominee. In contested elections, Directors will be elected by the plurality standard whereby those Directors with the highest number of votes cast are elected. Any existing Director that receives more "Against" votes than "For" votes will tender his or her resignation to the Board. The Board will announce its decision with regard to the resignation within 120 days following the certification of election results.

Board Evaluation

The Board conducts an annual evaluation of its performance. The process varies from year-to-year, including self-evaluations and/or one-on-one meetings with each Board member and the chairperson of the Nominating and Governance Committee. Results of the evaluation are formally presented to the Board. The Board has made changes in Board procedures based on feedback from the process.

Board Service Limits and Terms

The Board has set a limitation on the number of public boards on which a Director may serve to three (3) for any CEO and four (4) for all other Directors. This limitation is inclusive of service on the Xilinx Board.

The Board believes that term limits on Directors' service and a mandatory retirement age do not serve the best interests of the Company. While such policies could help ensure that fresh ideas and new viewpoints are addressed by the Board, such limits have the disadvantage of losing the contribution of Directors who over time have developed increased insight and knowledge into the Company's operations and who remain active and contributing members of the Board. The Board evaluation process plays a significant role in determining our Nominating and Governance Committee's recommendation regarding Board tenure.

Change of Principal Occupation or Association

When a Director's principal occupation or business association changes substantially during his or her tenure as Director, that Director shall tender his or her resignation for consideration by the Nominating and Governance Committee. The Nominating and Governance Committee will recommend to the Board the action, if any, to be taken with respect to the resignation.

Director Education

The Company offers internal and external course selections for new-Director orientation as well as continuing education. On a rotating basis, Directors will attend director education programs, including courses accredited by RiskMetrics Group, and report back to the entire Board on key learnings.

Stock Ownership Requirements

Directors

On May 14, 2008, the Board established minimum stock ownership guidelines for Directors. Under these guidelines, Directors are required to own Company stock having a value equal to at least five times their annual cash retainer. At the time these ownership guidelines were adopted, the annual cash retainer for Directors was $60,000, and therefore Directors are required to own Company stock with a value of at least $300,000. For example, based on $35.95, the closing price of the Company's Common Stock on May 13, 2011, $300,000 would purchase 8,344 shares of our Common Stock. Previously, the stock ownership requirement for Directors was 4,000 shares.

Directors are required to retain half of the shares of Company stock derived from awards of RSUs until this ownership requirement is met. Half of the RSUs that are vested but are not settled pursuant to a pre-arranged deferral program will count toward the ownership requirement. Messrs. Gianos, Doyle, Patterson and Turner and Dr. Howard have met the stock ownership requirements.

Executive Officers

The Board has established the following minimum stock ownership guidelines for the CEO and other executive officers:

- 50,000 shares for the CEO; and
- 15,000 shares for all other executive officers.

Individuals have five (5) years to meet the ownership requirements. For executive officers serving in such capacity at the time the ownership requirements were adopted, the ownership requirements must be attained by June 1, 2011. All other executive officers must meet the requirements within five (5) years of their initial grant date. Both our CEO and CFO have met the stock ownership requirements and all other executive officers are otherwise in compliance with the guidelines.

Succession Planning

The Board plans for succession to the position of the Chairman of the Board, the position of CEO, and other senior management positions. The Nominating and Governance Committee keeps the Board apprised of external and internal candidates. To assist the Board, the CEO annually provides the Board with an assessment of senior managers and of their potential to succeed him. He also provides the Board with an assessment of considered potential successors to certain senior management positions.

Internal Audit

The Company's Internal Audit function reports to the Audit Committee of the Board and administratively to the Company's CFO.

Codes of Conduct and Ethics

The Board of Directors adopted a Code of Conduct applicable to the Company's Directors and employees, including the Company's CEO, CFO and its principal accounting personnel. The Code of Conduct includes protections for employees who report violations of the Code of Conduct and other improprieties and includes an anonymous reporting process to provide employees with an additional channel to report any perceived violations. Independent Directors receive complaints and reports of violations regarding accounting, internal accounting controls, auditing, legal and other matters reported through the anonymous reporting process, if any. The Chief Compliance Officer provides a quarterly report to the Audit Committee of incident reports identified through the anonymous reporting process and otherwise, as necessary. The Code of Conduct is available on the investor relations page of our website at www.investor.xilinx.com. Printed copies of these documents are also available to stockholders upon written request directed to Corporate Secretary, Xilinx, Inc., 2100 Logic Drive, San Jose, CA 95124.

The Board has adopted a separate Code of Ethics pertaining particularly to the Board which covers topics including insider trading, conflicts of interests, financial reporting and compliance with other laws.

A waiver of any violation of the Code of Conduct by an executive officer or Director and a waiver of any violation of the Directors' Code of Ethics may only be made by the Board. The Company will post any such waivers on its website under the Corporate Governance page of www.investor.xilinx.com. Amendments of the Code of Conduct will also be posted on the Xilinx website under the Corporate Governance page of www.investor.xilinx.com. No waivers were requested or granted in the past year. The Code of Conduct was last amended in February 2009.

Anonymous Reporting and Whistleblower Protection

The Company's Code of Conduct includes protections for employees who report violations of the Code of Conduct, other policies, laws, rules and regulations. The Company has implemented an Internet-based anonymous reporting process for employees to report violations they do not otherwise bring directly to management. The site can be accessed from the Company's intranet as well as from any Internet connection around the world.

Stockholder Value

The Board is cognizant of the interests of the stockholders and accordingly has adopted the following provisions:

- All employee stock plans will be submitted to the stockholders for approval prior to adoption;
- The 2007 Equity Plan includes a provision that prohibits repricing of options whether by directly lowering the exercise price, through cancellation of the option or SAR in exchange for a new option or SAR having a lower exercise price, or by the replacement of the option or SAR with a full value award (i.e., an award of restricted stock or RSUs); and

- The Company is committed to keeping dilution under its stock plans for employees under 3%.

Stockholder Communications to the Board

Stockholders may initiate any communication with the Company's Board in writing and send them addressed in care of the Company's Corporate Secretary, at Xilinx, Inc., 2100 Logic Drive, San Jose, CA 95124, by e-mail to corporate.secretary@xilinx.com, or by fax to the Corporate Secretary at (408) 377-6137. The name of any specific intended recipient, group or committee should be noted in the communication. The Board has instructed the Corporate Secretary to forward such correspondence only to the intended recipients; however, the Board has also instructed the Corporate Secretary, prior to forwarding any correspondence, to review such correspondence and, in his discretion, not to forward certain items if they are deemed of a commercial or frivolous nature or otherwise inappropriate for the Board's consideration. In such cases, and as necessary for follow up at the Board's direction, correspondence may be forwarded elsewhere in the Company for review and possible response. This centralized process will assist the Board in reviewing and responding to stockholder communications in an appropriate manner.

COMPENSATION OF DIRECTORS

Non-Employee Directors

Cash Compensation

In fiscal 2011, the Company paid each of its non-employee Directors serving on its Board $60,000 per year for service as a Director, with the exception of the Chairman of the Board. The Chairman of the Board is entitled to an annual cash retainer equal to twice the amount paid to the other non-employee Directors, or $120,000. Chairpersons of the Compensation and Nominating and Governance Committees received an additional $10,000 per year and the Chairperson of the Audit Committee received an additional $15,000 per year. Other than the chairpersons, members of the Compensation and Nominating and Governance Committees received an additional $3,000 per year and the members of the Audit Committee received an additional $5,000 per year. The Lead Independent Director is also eligible to receive an additional $10,000 per year. All payments were made on a quarterly basis.

Equity Compensation

Non-employee Directors participate in an equity compensation program under the Company's 2007 Equity Incentive Plan. Under this program, eligible non-employee Directors receive a series of automatic restricted stock unit awards (RSUs). The terms of those automatic RSU grants are as follows:

Annual Grant. Each eligible non-employee Director is eligible for an annual RSU award. Previously, each eligible non-employee Director was automatically granted $140,000 worth of RSUs on the first trading day of January of each year. The RSUs would vest annually over a one year period from the date of grant. On May 12, 2010, the Board amended the non-employee director RSU program under the 2007 Equity Plan to provide for these automatic grants to occur on the date of each annual meeting of stockholders, commencing with the 2010 Annual Meeting, rather than on the first trading day of January, and to vest in full on the day immediately preceding the subsequent annual meeting. The number of RSUs subject to the awards will generally continue to be determined in the same manner. However, the first award under this new schedule was reduced on a pro rata basis for the period between the date of the 2010 Annual Meeting and the date on which the January 2010 awards will vest. Accordingly, on August 11, 2010, on which date the fair market value of our Common Stock was $26.85, except for Mr. Pimentel, each non-employee Director received a grant of 3,128 RSUs, the pro-rated amount of RSUs. Since Mr. Pimentel was not previously on the Board, he received the full grant of 5,214 RSUs.

Initial Grant. A non-employee director joining the Board between annual meetings of stockholders will receive a pro-rated number of RSUs on or about the tenth day of the month following the Director's initial appointment or election to the Board. The RSUs vest in full on the day immediately preceding the subsequent annual meeting.

Stock Ownership Guidelines

Under the Company's stock ownership guidelines, Directors are required to own Company stock having a value equal to at least $300,000, which is equal to five times their annual retainer in effect at the time the new equity compensation program for Directors was adopted. Directors are required to retain half of the shares of Company stock derived from awards of RSUs until their ownership requirements are met. For more information about stock ownership guidelines for Directors, please see "CORPORATE GOVERNANCE PRINCIPLES—Stock Ownership Requirements."

Employee Directors

Directors who are actively employed as executives by the Company receive no additional compensation for their service as Directors. Mr. Gavrielov is currently the only employee Director of the Company.

Deferred Compensation

We also maintain a nonqualified deferred compensation plan which allows each Director as well as eligible employees to voluntarily defer receipt of a portion or all of his or her cash compensation until the date or dates elected by the participant, thereby allowing the participating Director or employee to defer taxation on such amounts. For a discussion of this plan, see "EXECUTIVE COMPENSATION— Deferred Compensation Plan."

Director Compensation for Fiscal 2011

The following table provides information on director compensation in fiscal 2011:

Name	Fees Earned or Paid in Cash[1] ($)	Stock Awards[2] ($)	Option Awards[3] ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Philip T. Gianos	123,000	79,045	—	—	—	—	202,045
John L. Doyle	75,000	79,045	—	—	—	—	154,045
Jerald G. Fishman	63,000	79,045	—	—	—	—	142,045
William G. Howard, Jr.	63,000	79,045	—	—	—[4]	—	142,045
J. Michael Patterson	72,451	79,045	—	—	—	—	151,496
Albert A. Pimentel	41,331	131,758	—	—	—	—	173,089
Marshall C. Turner	65,000	79,045	—	—	—[4]	—	144,045
Elizabeth W. Vanderslice	73,000	79,045	—	—	—[4]	—	152,045

(1) Includes amounts deferred at the Director's election.

(2) Amounts shown do not reflect compensation actually received by the Director. Instead, the amounts shown reflect the grant date fair value for stock awards granted in fiscal 2011 as determined pursuant to FASB ASC Topic 718.

(3) No option awards were granted to Directors during fiscal 2011. The following aggregate number of option awards was outstanding as of April 2, 2011: Mr. Gianos, 90,052; Mr. Doyle, 90,052; Mr. Fishman, 90,045; Dr. Howard, 90,045; Mr. Patterson, 69,000; Mr. Pimentel, 0; Mr. Turner, 54,000; and Ms. Vanderslice, 90,045.

(4) Director participated in the Company's nonqualified deferred compensation plan in fiscal 2011. For more information about this plan see the section entitled "EXECUTIVE COMPENSATION—Deferred Compensation Plan."

PROPOSAL TWO

AMENDMENTS TO 1990 EMPLOYEE QUALIFIED STOCK PURCHASE PLAN

The Company's 1990 Employee Qualified Stock Purchase Plan (the "ESPP") provides eligible employees of the Company and its participating subsidiaries with the opportunity to purchase shares of Common Stock at a discounted price through payroll deductions. During the fiscal year ended April 2, 2011, the Company issued 2,275,857 shares of Common Stock under the ESPP. As of April 2, 2011, a total of 7,395,852 shares remained available for issuance under the ESPP, not including the 2,000,000 additional shares of Common Stock that would be authorized if the amendment described below is approved.

Proposal

At the Annual Meeting, the stockholders will be asked to approve an amendment to the ESPP to increase by 2,000,000 the maximum number of shares of Common Stock that may be issued under the plan.

Unless a sufficient number of shares are authorized and reserved under the ESPP at the beginning of each offering period (August 1 and February 1) to cover the number of shares purchased throughout its entire 24-month term, the Company may incur additional compensation expense for financial statement purposes for each period in which the sale of shares is dependent on obtaining stockholder approval of an additional share authorization. The Board believes an additional 2,000,000 shares will be necessary to provide for offering periods commencing before the next annual meeting of stockholders.

On April 29, 2011, subject to stockholder approval, the Board adopted amendments to the ESPP to increase the number of shares authorized for issuance under the plan by 2,000,000. If the amendment is approved by the stockholders, the total number of shares available for issuance under the ESPP immediately following such approval will be 9,395,852.

The Board believes that participation by the Company's employees in the ESPP promotes the success of the Company's business through broad-based equity ownership among the employees. The Board further believes that the ESPP is an integral component of the Company's benefits program that is intended to provide employees with an incentive to exert maximum effort for the success of the Company and to participate in that success through acquisition of the Company's Common Stock.

As long as the ESPP remains in effect, the Company will ask the stockholders each year for the number of additional shares required to meet the Company's projected share commitments for offering periods beginning before the next annual meeting of stockholders.

Subject to the eligibility requirements described below, most of the Company's 3,099 employees (as of April 2, 2011) are eligible to participate in the ESPP. As of April 2, 2011, approximately 76% of the Company's employees were participating in the ESPP.

Summary of the 1990 Employee Qualified Stock Purchase Plan, as Amended

A summary of the material terms of the ESPP, as amended, is set forth below and is qualified, in its entirety, by the full text of the plan set forth in Appendix A to our 2011 proxy statement as filed with the SEC and available for viewing without charge at its website at www.sec.gov. A copy of the ESPP can be obtained from us at no charge upon request.

Purpose

The purpose of the ESPP is to provide employees of the Company and its designated subsidiaries with an opportunity to purchase Common Stock of the Company through accumulated payroll deductions.

Administration

The ESPP may be administered by the Board or a Committee appointed by the Board. All questions of interpretation of the ESPP are determined by the Board or its Committee, whose decisions are final and binding upon all participants. Currently, the Compensation Committee administers the ESPP.

Authorized Shares

Currently, a maximum of 44,540,000 shares of our Common Stock are authorized for issuance under the ESPP, of which 7,395,852 shares of our Common Stock remained available for future issuance as of April 2, 2011, subject to appropriate adjustments in the event of any stock dividend, stock split, reverse stock split, recapitalization or similar change in the capital structure of the Company, or in the event of any merger, sale of assets or other reorganization of the Company. The Board has amended the ESPP, subject to stockholder approval, to authorize an additional 2,000,000 shares for issuance under the ESPP, which would result in a total of 9,395,852 shares of our Common Stock being available for future purchases.

Eligibility

Subject to certain limitations imposed by Section 423(b) of the Internal Revenue Code of 1986, as amended (the "Tax Code"), any person who is employed by the Company (or any designated subsidiary) as of the commencement of an offering period under the ESPP and is customarily employed for at least 20 hours per week and more than five months in a calendar year is eligible to participate in the offering period. Eligible employees may become participants in the ESPP by delivering to the Company a subscription agreement authorizing payroll deductions on or before the first day of the applicable offering period. As of April 2, 2011, most of the Company's 3,099 employees, including eight current executive officers, were eligible to participate in the ESPP.

Offering Periods

The ESPP is implemented by consecutive and overlapping 24-month offering periods, with a new offering period commencing on or about the first day of February and August of each year. The Board may change the duration of any offering period without stockholder approval, provided that no offering period may exceed 27 months in duration. In addition, the Board may establish separate, simultaneous or overlapping offering periods applicable to one or more subsidiaries of the Company and having different terms and conditions, for example, to comply with the laws of the applicable jurisdiction.

Purchase Price

Each 24-month offering period consists of four exercise periods of six months' duration. The last day of each exercise period, which occurs on or about January 31 and July 31 of each year, is an exercise date on which each participant in the offering period acquires shares. The purchase price of the shares offered under the ESPP in a given exercise period is the lower of 85% of the fair market value of the Common Stock on the first date of the offering period containing that exercise period or 85% of the fair market value of the Common Stock on the exercise date. The fair market value of the Common Stock on a given date is the closing sale price of the Common Stock on such date as reported by NASDAQ. On April 1, 2011, the last trading day of the fiscal year, the closing price of our Common Stock as reported on NASDAQ was $32.15 per share.

Payroll Deductions

The purchase price for the shares is accumulated through payroll deductions during each offering period. Payroll deductions commence on the first payday following the commencement of an offering period and end on the last exercise date of the offering period, unless sooner terminated as provided in the ESPP. A participant may not authorize deductions of more than 15% or less than 2% of the participant's eligible compensation, which is defined by the ESPP to include all regular straight time earnings and any payments for overtime, shift premiums, incentive compensation, bonuses, commissions or other compensation for a given offering period. The Company may limit a participant's payroll deductions in any calendar year as necessary to avoid accumulating an amount in excess of the maximum amount the Tax Code permits to be applied toward the purchase of shares in any offering under the ESPP. A participant may discontinue participating in the ESPP, or may decrease the rate of payroll deductions during the offering period. Upon withdrawal from the ESPP, the Company will refund, without interest, the participant's accumulated payroll deductions not previously applied to the purchase of shares.

Grant and Exercise of Purchase Right

In general, the maximum number of shares subject to purchase by a participant in an exercise period is that number determined by dividing the amount of the participant's total payroll deductions accumulated prior to the relevant exercise date by 85% of the lower of the fair market value of the Common Stock at the beginning of the offering period or on the exercise date. However, the maximum number of shares a participant may purchase in any offering period is a number determined by dividing $50,000 by the fair market value of a share of Common Stock on the first day of the offering period. Unless a participant withdraws from the ESPP, the participant's right to purchase shares is exercised automatically on each exercise date for the maximum number of whole shares that may be purchased at the applicable price.

No employee will be permitted to subscribe for shares under the ESPP if, immediately after the grant of a purchase right, the employee would own and/or hold purchase rights to acquire 5% or more of the voting securities of the Company. Further, no employee may be granted a purchase right which would permit the employee to accrue a right to purchase more than $25,000 worth of stock (determined by the fair market value of the shares at the time the purchase right is granted) for each calendar year in which the purchase right is outstanding at any time.

Automatic Transfer to Low Price Offering Period

In the event that the fair market value of the Company's Common Stock on any exercise date (other than the last exercise date of an offering period) is less than on the first day of the offering period, all participants will be withdrawn from the offering period after the exercise of their purchase right on such exercise date and enrolled as participants in a new offering period commencing on or about the day following such exercise date. A participant may elect to remain in the previous offering period by filing a written statement declaring such election prior to the time of the automatic change to the new offering period.

Withdrawal; Termination of Employment

A participant may withdraw all, but not less than all, payroll deductions credited to his or her account but not yet used to exercise a purchase right under the ESPP at any time by signing and delivering to the Company a notice of withdrawal from the ESPP. Any withdrawal by the participant of accumulated payroll deductions for a given offering period automatically terminates the participant's interest in that offering period. The failure to remain in the continuous employment of the Company for at least 20 hours per week during an offering period will be deemed to be a withdrawal from that offering period.

Transferability

No rights or accumulated payroll deductions of a participant under the ESPP may be assigned, transferred, pledged or otherwise disposed of in any way (other than by will, the laws of descent and distribution or pursuant to the ESPP) and any attempt to so assign or transfer may be treated by the Company as an election to withdraw from the ESPP.

Adjustments upon Changes in Capitalization

In the event any change is made in the Company's capitalization pursuant to a stock split or any other increase or decrease in the number of shares of Common Stock effected without receipt of consideration by the Company, proportionate adjustments will be made by the Board to the number of shares authorized for issuance under the ESPP and subject to each outstanding purchase right and in the purchase price per share.

In the event of a sale of all or substantially all of the assets of the Company or a merger of the Company with another corporation, the acquiring or successor corporation or its parent may assume the purchase rights outstanding under the ESPP or substitute equivalent purchase rights for the acquiror's stock, provided that the Board may instead accelerate the exercise date of all offering periods then in progress to a date prior to the transaction.

Amendment or Termination

The Board may at any time and for any reason amend or terminate the ESPP, except that (other than in limited circumstances set forth in the ESPP) termination will not affect purchase rights previously granted, and no amendment may make any change in any purchase right previously granted that adversely affects the participant's rights. Stockholder approval must be obtained for any amendment to the extent necessary to comply with applicable law. Under its current terms, the ESPP will expire on January 26, 2030.

Federal Tax Information

The following summary of the effect of United States federal income taxation upon the participant and the Company with respect to the purchase of shares under the ESPP does not purport to be complete, and reference should be made to the applicable provisions of the Tax Code. In addition, this summary does not discuss the provisions of the income tax laws of any municipality, state or foreign country in which the participant may reside.

The ESPP, and the right of participants to make purchases thereunder, is intended to qualify under the provisions of Sections 421 and 423 of the Tax Code. Under these provisions, no income will be taxable to a participant at the time of grant of the purchase right or purchase of shares. Upon disposition of the shares, the participant will generally be subject to tax, and the amount of the tax will depend upon the length of time the shares have been held by the participant. If the shares have been held by the participant for more than two years after the date of grant of the purchase right and more than one (1) year after the date on which the shares were purchased, then the purchaser will recognize ordinary income equal to the lesser of (a) the excess of the fair market value of the shares at the time of such disposition over the purchase price or (b) 15% of the fair market value of the shares on the first day of the offering period. Any further gain upon such disposition will be treated as long-term capital gain. If the shares are disposed of before the expiration of these holding periods, the participant will recognize ordinary income generally equal to the excess of the fair market value of the purchased shares on the date of the purchase over the purchase price. Any additional gain or loss on the sale will be a capital gain or loss, which will be either long-term or short-term depending on the actual period for which the shares were held. The Company is entitled to a deduction for amounts taxed as ordinary income reported by participants upon disposition of shares within two years from date of grant or one year from the date of acquisition.

New Plan Benefits

The number of shares that may be purchased under the ESPP will depend on each participant's voluntary election to participate and on the fair market value of the Common Stock of the Company on future purchase dates, and therefore the actual number of shares that may be purchased by any individual is not determinable. No purchase rights have been granted and no shares of Common Stock of the Company have been issued with respect to the 2,000,000 additional shares for which stockholder approval is being sought.

Number of Shares Purchased by Certain Individuals and Groups

The following table sets forth for each of the listed persons and groups (i) the aggregate number of shares of Common Stock of the Company purchased under the ESPP during fiscal 2011, and (ii) the market value of those shares on the date of such purchase, minus the purchase price of such shares:

Name and Position	Dollar Value ($)	Number of Shares
Moshe N. Gavrielov President and Chief Executive Officer	26,800	1,492
Jon A. Olson Senior Vice President, Finance and Chief Financial Officer	26,800	1,492
Victor Peng Senior Vice President, Programmable Platforms Development	—	—
Vincent F. Ratford Senior Vice President, Worldwide Marketing and Business Development	—	—
Frank A. Tornaghi Senior Vice President, Worldwide Sales	26,800	1,492
All current executive officers, as a group	137,640	7,896
All current directors who are not executive officers, as a group [(1)]	N/A	N/A
All employees who are not executive officers, as a group	35,764,483	2,267,961

(1) Non-employee Directors are not eligible to participate in the ESPP.

Required Vote

Affirmative votes constituting a majority of the shares present or represented by proxy and entitled to vote on this proposal will be required to approve this proposal. Abstentions will have the same effect as a negative vote, while broker non-votes will have no effect on the outcome of this vote.

THE BOARD RECOMMENDS A VOTE "FOR" THE APPROVAL OF THE AMENDMENT TO THE COMPANY'S 1990 EMPLOYEE QUALIFIED STOCK PURCHASE PLAN TO INCREASE THE NUMBER OF SHARES OF COMMON STOCK RESERVED FOR ISSUANCE THEREUNDER BY 2,000,000 SHARES.

PROPOSAL THREE

AMENDMENT TO THE 2007 EQUITY INCENTIVE PLAN

Proposal

At the Annual Meeting, the stockholders are being requested to approve an amendment to the 2007 Equity Incentive Plan (the "2007 Equity Plan"), to increase by 4,500,000 the number of shares of Common Stock authorized for issuance to a new total of 33,000,000 shares.

The 2007 Equity Plan was adopted by the Company's Board on May 3, 2006, and approved by stockholders at the Annual Stockholders Meeting in July 2006. The 2007 Equity Plan, which became effective on January 1, 2007, replaced the Company's 1997 Stock Plan and Supplemental Stock Option Plan. The prior plans have been terminated.

Each year we evaluate the performance and compensation of each Company employee. Following this evaluation, we make appropriate adjustments to the compensation of a substantial number of Company employees. These compensation adjustments are typically made in July and include the grant of additional equity awards as appropriate. We refer to this process as our annual "Focal Review." Our fiscal 2012 Focal Review will occur this July 2011, and our fiscal 2013 Focal Review will occur next July 2012. This means that we will go through two Focal Review periods before obtaining stockholder approval of the additional shares we request this year. Over the past few years, we have used an average of 4,500,000 shares in each Focal Review. We currently have 13,163,973 shares available for grant as of April 2, 2011. Therefore, we anticipate that we will use the majority of the shares currently available in connection with our fiscal 2012 Focal Review and fiscal 2013 Focal Review, as well as for new hire and promotion grants throughout the year. Given the timing of when we issue this proxy statement and when we hold our annual meeting, we are seeking stockholder approval of a 4,500,000 share increase in the number of shares available under the 2007 Equity Plan at the 2011 Annual Meeting in order to ensure that we will have a sufficient number of authorized shares available to meet the requirements of our equity compensation program over the next two years.

Key Terms of the 2007 Equity Plan

The following is a summary of the key provisions of the 2007 Equity Plan.

Plan Term:	January 1, 2007 to December 31, 2013
Eligible Participants:	Employees, consultants and non-employee directors of Xilinx and its subsidiaries are eligible to receive awards under the 2007 Equity Plan.
Shares Authorized:	Currently, 28,500,000 shares of Common Stock are authorized, of which 13,163,973 remain available for grant as of April 2, 2011. If the stockholders approve the proposed amendment, a total of 33,000,000 shares will be authorized and 17,663,973 will be available for future grants, subject to adjustment to reflect stock splits and similar events.
Award Types:	• Non-qualified and incentive stock options • Restricted stock awards • Restricted stock units ("RSUs") • Stock appreciation rights ("SARs")
Award Limits:	A participant may receive in any calendar year: • No more than 4,000,000 shares subject to options or SARs, in the aggregate • No more than 2,000,000 shares subject to awards other than options and SARs • No more than $6,000,000 subject to awards that may be settled in cash
Award Terms:	Stock options and SARs must expire no more than seven years from the date of grant.
Exercise Price:	The exercise price of stock options or SARs may not be less than 100% of the fair market value of our Common Stock on the date of grant.
Repricing:	Repricing of out-of-money options or SARs, whether by directly lowering the exercise price, by canceling an option or SAR in exchange for a new option or SAR having a lower exercise price, or by substituting a full value award in place of the option or SAR is not permitted without stockholder approval.

The Board believes that participation in the 2007 Equity Plan by the employees, consultants, and non-employee directors of the Company and its designated subsidiaries worldwide promotes the success of the Company's business by providing them with an incentive to exert their maximum effort toward achieving that success. Therefore, the Board unanimously adopted on April 29, 2011, subject to stockholder approval, an amendment to increase the maximum number of shares of Common Stock authorized under the 2007 Equity Plan by 4,500,000 shares to a total of 33,000,000 shares to ensure that the Company will continue to have available a reasonable number of shares for its equity award program.

Summary of the 2007 Equity Plan, as Amended

A summary of the material terms of the 2007 Equity Plan, as amended, is set forth below and is qualified, in its entirety, by the full text of the 2007 Equity Plan set forth in Appendix B to our 2011 proxy statement as filed with the SEC and available for viewing without charge at its website at www.sec.gov. A copy of the 2007 Equity Plan can be obtained from us at no charge upon request.

Purpose

The purpose of the 2007 Equity Plan is to attract and retain the services of employees, consultants, and non-employee directors of the Company and its subsidiaries, and to provide such persons with a proprietary interest in the Company.

Administration

The Compensation Committee of the Board administers the 2007 Equity Plan, unless otherwise determined by the Board. The Compensation Committee consists of at least two directors of the Company who are both "outside directors" under Section 162(m) of the Tax Code, and "non-employee directors" under Rule 16b-3 promulgated under the Exchange Act. The Compensation Committee, in its sole discretion, will interpret the 2007 Equity Plan and prescribe, amend, and rescind any rules and regulations necessary or appropriate for the administration of the 2007 Equity Plan, including the creation of sub-plans to take advantage of favorable tax-treatment, comply with local law, or reduce administrative burdens for grants of awards in non-U.S. jurisdictions.

Eligibility

The Compensation Committee determines the employees, consultants, and non-employee directors of the Company or a subsidiary who are eligible to receive awards under the 2007 Equity Plan. As of April 2, 2011, there were approximately 3,099 employees, including eight (8) current executive officers, 124 consultants and eight (8) non-employee directors eligible to participate under the 2007 Equity Plan.

Authorized Shares

Subject to adjustment in the event of certain corporate events (as described below), the maximum number of shares of the Company's Common Stock authorized under the 2007 Equity Plan is currently 28,500,000, of which 13,163,973 remained available for future issuance as of April 2, 2011, all of which may be granted under the terms of the 2007 Equity Plan as incentive stock options. The Board has amended the 2007 Equity Plan, subject to stockholder approval, to authorize an additional 4,500,000 shares for issuance under the 2007 Equity Plan which would result in a total of 17,663,973 shares of Common Stock available for future grants. If any award granted under the 2007 Equity Plan expires or otherwise terminates in whole or in part for any reason, or if shares issued pursuant to an award are forfeited or otherwise reacquired by the Company because of the participant's failure to comply with the conditions of the award or for any other reason, any such shares subject to a terminated award or reacquired by the Company will again become available for issuance under the 2007 Equity Plan. Shares will not be treated as having been issued under the 2007 Equity Plan and will therefore not reduce the number of shares available for issuance to the extent an award is settled in cash. The Compensation Committee is authorized to adopt such procedures for counting shares against the maximum number of authorized shares as the Compensation Committee deems appropriate.

Types of Awards

The 2007 Equity Plan allows the Compensation Committee to grant incentive stock options, non-qualified stock options, RSUs, restricted stock and SARs. Subject to the limits set forth in the 2007 Equity Plan, the Compensation Committee has the discretionary authority to determine the amount and terms of awards granted under the 2007 Equity Plan.

Automatic Non-employee Director Awards

As amended in May 2008, the 2007 Equity Plan provides for the periodic automatic grant of RSU awards to non-employee directors. Following that amendment and prior to the 2010 Annual Meeting, each non-employee director was granted automatically on the first trading day of January of each year an award consisting of a number of RSUs determined by dividing $140,000 by the closing price of the Company's Common Stock on the grant date. These awards vest in full on the first anniversary of the award. In May 2010, the Board further amended the 2007 Equity Plan to provide that, in the future, RSU awards granted to non-employee directors continuing in office will be granted instead on the day of each annual meeting of stockholders and will vest in full on the day immediately preceding the subsequent annual meeting. The number of RSUs subject to these future awards will be determined on the same basis as the previous awards. The first such new award will be granted to continuing non-employee directors on the date of the 2010 Annual Meeting. However, to avoid double counting the portions of RSU awards vesting in overlapping periods, the number of RSUs subject to this initial award under the new schedule will be reduced on a pro rata basis for the period between the date of the 2010 Annual Meeting and the first anniversary of the non-employee director RSU awards granted in January 2010. A non-employee director joining the Board between annual meetings of stockholders will receive a pro rated RSU award on or about the tenth day of the month following the director's initial appointment or election to the Board.

Limitations on Awards

Awards under the 2007 Equity Plan are subject to the following limitations:

An option's exercise price cannot be less than 100% of the fair market value of the shares underlying the option on the date of option grant. A SAR's base level price cannot be less than 100% of the fair market value of the shares underlying the SAR on the date of grant of such SAR.

Section 162(m) of the Tax Code requires, among other things, that the maximum number of shares for which an award may be granted or the maximum amount of compensation that could be paid to an individual during a specified period must be set forth in the plan and approved by stockholders in order for the awards to be eligible for treatment as performance-based compensation that will not be subject to the $1,000,000 limitation on tax deductibility for compensation paid to each "covered employee." Covered employees are the Company's chief executive officer and its three highest compensated executive officers (excluding the chief executive and chief financial officers) holding office on the last day of the Company's taxable year. Accordingly, the 2007 Equity Plan limits awards granted to an individual participant in any calendar year. The aggregate awards granted under the 2007 Equity Plan to any participant during any calendar year may not exceed (i) 4,000,000 shares of the Company's Common Stock subject to stock options or SARs and (ii) 2,000,000 shares of the Company's Common Stock subject to awards other than stock options and SARs. In addition, no participant may receive during any calendar year an award under the 2007 Equity Plan settled in cash exceeding $6,000,000 in the aggregate.

Without stockholder approval, the Company cannot reprice options or SARs, whether by directly lowering the exercise price, through cancellation of the option or SAR in exchange for a new option or SAR having a lower exercise price, or by the replacement of the option or SAR with a full value award (i.e., an award of restricted stock or RSUs).

Performance Goals

The Compensation Committee has the sole discretion to condition awards granted to those employees subject to Section 162(m) of the Tax Code on the attainment of performance goals. The Compensation Committee will establish the performance goals in writing. In a separate proposal, our stockholders are being asked to specifically approve the performance goals. See Proposal 4—Approval of Certain Provisions of the 2007 Equity Incentive Plan. If approved, such performance goals may be determined for the Company or any subsidiary and shall be based on one or more of the following criteria in either absolute or relative terms: (i) increased revenue; (ii) net income measures (including, but not limited to, income after capital costs and income before or after any one or more of the share-based compensation expense, interest, taxes, appreciation or amortization); (iii) stock price measures (including, but not limited to, growth measures and total stockholder return); (iv) market segment share; (v) earnings per share (actual or targeted growth); (vi) cash flow measures (including, but not limited to, net cash flow and net cash flow before financing activities); (vii) return measures (including, but not limited to, return on equity, return on average assets, return on capital, risk-adjusted return on capital, return on investors' capital and return on average equity); (viii) operating measures (including operating income, gross margin, operating margin, funds from operations, cash from operations, after-tax operating income, sales volumes, production volumes and production efficiency); (ix) expense measures (including, but not limited to, overhead cost, research and development expense and general and administrative expense); (x) product technology leadership metrics; and (xi) product quality leadership metrics.

Transferability

Awards granted under the 2007 Equity Plan may not be transferred other than by will or the laws of descent and distribution, and may be exercised during the lifetime of a participant only by the participant or the participant's legally authorized representative. However, the Compensation Committee, in its sole discretion, may allow for the transfer or assignment of a participant's award pursuant to a divorce decree or domestic relations order, but only if such participant is a U.S. resident.

Adjustments upon Changes in Capitalization

In the event any change is made in the Company's capitalization pursuant to a stock split, stock dividend, recapitalization or any other increase or decrease in the Company's shares effected without receipt of consideration by the Company, equitable adjustments shall be made to the number of shares of Common Stock available for grant under the 2007 Equity Plan, the exercise price of options, the SAR base level price, and the number of shares underlying outstanding awards.

Merger or Change of Control

In the event of a merger, consolidation, or share exchange pursuant to which the Company is not the surviving or resulting corporation: (i) the shares or equivalent cash or property of the surviving or resulting corporation shall be substituted for any unexercised portions of outstanding awards under the 2007 Equity Plan; or (ii) all awards may be canceled by the Company immediately prior to the effective date of such event and each stockholder may be permitted to purchase all or any portion of the shares of Common Stock underlying his or her vested and unvested award(s) within 30 days before such effective date. In the event of a change in control of the Company, the Compensation Committee may provide that the vesting and exercisability of all or any portion of the outstanding awards will be accelerated and exercisable in full and all restriction periods, if any, shall expire.

Amendment or Termination

The Board may at any time and for any reason amend, alter, revise, suspend or terminate the 2007 Equity Plan. Unless sooner terminated by the Board, the 2007 Equity Plan shall terminate on December 31, 2013. However, without stockholder approval, the Compensation Committee may not amend the 2007 Equity Plan in any manner that would require stockholder approval under applicable law.

Federal Tax Information

The following summary of the effect of United States federal income taxation upon the participant with respect to the 2007 Equity Plan does not purport to be complete and reference should be made to the applicable provisions of the Tax Code. In addition, this summary does not discuss the provisions of the income tax laws of any municipality, state or foreign country in which the participant may reside.

Incentive Stock Options

An individual residing in the U.S. who is granted an incentive stock option is not taxed on the date of grant or vesting of such option. If the shares underlying the option are held for at least two years from the date of grant, and at least one year from the date of option exercise (the "holding periods"), then upon the sale of the shares, the individual will generally recognize a long-term capital gain or loss on the difference between the exercise price of the option and the fair market value of the Common Stock underlying the option on the date of sale. If either of the holding periods is not satisfied, the individual will generally recognize as ordinary income on the date of the disqualifying disposition of the shares an amount equal to the difference between the option's exercise price and the fair market value of the Common Stock underlying the option determined as of the date of exercise (not to exceed the gain realized upon the disposition if the disposition is a transaction with respect to which a loss, if sustained, would be recognized). Any further gain or loss upon the disqualifying disposition of the shares constitutes a capital gain or loss.

In general, the difference between the option exercise price and the fair market value of the shares on the date of exercise of an incentive stock option is treated as an adjustment in computing the participant's alternative minimum taxable income and may be subject to an alternative minimum tax which is paid if such tax exceeds the regular tax for the year. Special rules may apply with respect to certain subsequent sales of the shares in a disqualifying disposition, certain basis adjustments for purposes of computing the alternative minimum taxable income on a subsequent sale of the shares and certain tax credits which may arise with respect to participants subject to the alternative minimum tax.

Non-Qualified Stock Options

An individual who is granted a non-qualified stock option generally is not taxed on the date of grant or vesting of such option. Rather, the individual will generally recognize as ordinary income on the date of option exercise an amount equal to the difference between the option's exercise price and the fair market value of the stock underlying the option on the date of option exercise. Any further gain or loss upon the subsequent sale or disposition of the shares underlying the option constitutes a capital gain or loss.

Stock Appreciation Rights

An individual who is granted a SAR will generally recognize ordinary income on the date the SAR is exercised in an amount equal to the difference between the SAR's exercise price and the fair market value of the shares underlying the SAR on the date of exercise.

Restricted Stock

Unless an individual makes a timely election under Section 83(b) of the Tax Code (as described below), an individual will recognize ordinary income in an amount equal to the excess of the fair market value of the restricted stock on the date of vesting of the shares over the purchase price, if any, paid for the shares. Any further gain or loss from the subsequent sale of such restricted stock constitutes capital gain or loss. If the individual makes a timely election under Section 83(b), the individual is taxed, at ordinary income rates, on the excess of the fair market value of the restricted stock on the date of grant over the purchase price, if any, paid for the shares, and any further gain or loss on the subsequent sale of the stock constitutes a capital gain or loss.

Restricted Stock Units

An individual generally will recognize no income upon the receipt of an award of RSUs. Upon the settlement of RSUs, the participant normally will recognize ordinary income in the year of receipt in an amount equal to the cash received and the fair market value of any substantially vested shares received. If the participant receives shares of restricted stock, the participant generally will be taxed in the same manner as described above under "Restricted Stock." Any further gain or loss on a subsequent sale of any shares received will be taxed as capital gain or loss.

In general, the Company is entitled to a deduction in an amount equal to the ordinary income recognized by the individual.

Plan Benefits

The number, amount and type of awards to be granted in the future to eligible persons under the 2007 Equity Plan cannot be determined at this time. With the exception of the RSUs to be automatically granted to non-employee directors, awards under the 2007 Equity Plan will be granted at the discretion of the Compensation Committee or the Board of Directors, and accordingly cannot be determined at this time. See the above section "Automatic Non-employee Director Awards" for a discussion of the automatic grant of RSU awards to our non-employee directors under the 2007 Equity Plan.

The table below sets forth the RSUs awards that will be granted under the "Automatic Non-employee Director Awards" component of the 2007 Equity Plan on the date of the Annual Meeting to certain individuals and groups. This table is furnished pursuant to the rules of the SEC. Only non-employee directors are eligible to receive automatic non-employee director awards.

Name and Position	Dollar Value ($)	Number of Units
Moshe N. Gavrielov President and Chief Executive Officer	—	—
Jon A. Olson Senior Vice President, Finance and Chief Financial Officer	—	—
Victor Peng Senior Vice President, Programmable Platforms Development	—	—
Vincent F. Ratford Senior Vice President, Worldwide Marketing and Business Development	—	—
Frank A. Tornaghi Senior Vice President, Worldwide Sales	—	—
All current executive officers, as a group	—	—
All current directors who are not executive officers, as a group	(1)	(1)
All employees who are not executive officers, as a group	—	—

(1) At the 2010 Annual Meeting, each non-employee Director continuing in office following the meeting was automatically granted 3,128 RSUs, which was a pro rata amount based on the period between the date of the 2010 Annual Meeting and the first anniversary of the non-employee director RSU awards granted in January 2010. Mr. Pimentel was granted 5,214 RSUs, the full award, since he was first elected as a non-employee Director on the date of the 2010 Annual Meeting.

Options Granted to Certain Persons

The aggregate number of shares of Common Stock subject to options granted to certain persons under the 2007 Equity Plan since its inception is reflected in the table below. Since its inception, no option has been granted under the 2007 Equity Plan to any other nominee for election as a director, or any associate of any such director, nominee or executive officer, and no other person has been granted 5% or more of the total amount of options granted under the 2007 Equity Plan.

Name and Position	Amount of Options
Moshe N. Gavrielov President and Chief Executive Officer	1,450,000
Jon A. Olson Senior Vice President, Finance and Chief Financial Officer	326,250
Victor Peng Senior Vice President, Programmable Platforms Development	355,000
Vincent F. Ratford Senior Vice President, Worldwide Marketing and Business Development	290,000
Frank A. Tornaghi Senior Vice President, Worldwide Sales	271,000
All current executive officers, as a group	3,364,050
All Directors who are not executive officers, as a group	126,000
All employees who are not executive officers, as a group	6,531,112

Required Vote

Affirmative votes constituting a majority of the shares present or represented by proxy and entitled to vote on this proposal will be required to approve this proposal. Abstentions will have the same effect as a negative vote, while broker non-votes will have no effect on the outcome of this vote.

THE BOARD RECOMMENDS A VOTE "FOR" THE APPROVAL OF THE AMENDMENT TO THE COMPANY'S 2007 EQUITY PLAN TO INCREASE THE NUMBER OF SHARES OF COMMON STOCK TO BE RESERVED FOR ISSUANCE THEREUNDER BY 4,500,000 SHARES.

Equity Compensation Plan Information

The table below sets forth certain information as of fiscal year ended April 2, 2011 about the Company's common stock that may be issued upon the exercise of options, RSUs, warrants and rights under all of our existing equity compensation plans including the ESPP:

	A	B	C
Plan Category	**Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights**	**Weighted-average Exercise Price of Outstanding Options, Warrants and Rights**	**Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (excluding securities reflected in Column A)**
Equity Compensation Plans Approved by Security Holders			
1997 Stock Plan	17,025,835	$31.55	—(1)
2007 Equity Plan	12,149,073(2)	$23.85(3)	13,163,973(4)
Employee Stock Purchase Plan	N/A	N/A	7,395,852
Total-Approved Plans	29,174,908	$29.11	20,559,852
Equity Compensation Plans NOT Approved by Security Holders (5)			
Supplemental Stock Option Plan (6)	9,000	$28.54	—
Total-All Plans	29,183,908	$29.11	20,559,825

(1) The Company ceased issuing options under the 1997 Stock Plan as of April 1, 2007. The 1997 Stock Plan expired on May 8, 2007 and all available but unissued shares under this plan were cancelled.

(2) Includes approximately 4.2 million shares issuable upon vesting of RSUs that the Company granted under the 2007 Equity Plan.

(3) The weighted-average exercise price does not take into account shares issuable upon vesting of outstanding RSUs, which have no exercise price.

(4) On July 26, 2006, the stockholders approved the adoption of the 2007 Equity Plan and authorized 10,000,000 shares to be reserved for issuance thereunder. The 2007 Equity Plan, which became effective on January 1, 2007, replaced both the Company's 1997 Stock Plan (which expired on May 8, 2007) and the Supplemental Stock Option Plan. On August 9, 2007, August 14, 2008, August 12, 2009 and August 11, 2010, our stockholders authorized the reserve of an additional 5,000,000 shares, 4,000,000 shares, 5,000,000 shares and 4,500,000 shares, respectively. All of the shares reserved for issuance under the 2007 Equity Plan may be granted as stock options, stock appreciation rights, restricted stock or RSUs.

(5) In November 2000, the Company acquired RocketChips. Under the terms of the merger, the Company assumed all of the stock options previously issued to RocketChips' employees pursuant to four different stock option plans. A total of approximately 807,000 option shares were assumed by the Company, none of which remained outstanding as of April 2, 2011. These option shares are excluded from the above table. All of the options assumed by the Company remain subject to the terms of the RocketChips' stock option plan under which they were issued. Subsequent to acquiring RocketChips, the Company has not made any grants or awards under any of the RocketChips' stock option plans and the Company has no intention to do so in the future.

(6) Under the Supplemental Stock Option Plan, options were granted to employees and consultants of the Company, however neither officers nor members of our Board were eligible for grants under the Supplemental Stock Option Plan. Only non-qualified stock options were granted under the Supplemental Stock Option Plan (that is, options that do not entitle the optionee to special U.S. income tax treatment) and such options generally expire not later than 12 months after the optionee ceases to be an employee or consultant. Upon a merger of the Company with or into another company, or the sale of substantially all of the Company's assets, each option granted under the Supplemental Stock Option Plan may be assumed or substituted with a similar option by the acquiring company, or the outstanding options will become exercisable in connection with the merger or sale.

PROPOSAL FOUR

APPROVAL OF CERTAIN PROVISIONS OF THE 2007 EQUITY INCENTIVE PLAN

Our stockholders have previously approved the 2007 Equity Plan, under which employees, officers, directors and consultants may be granted equity-based and cash-based awards. The stockholders now are being asked to approve certain provisions of the 2007 Equity Plan solely for the purpose of preserving our ability to deduct in full for federal income tax purposes the compensation recognized by our executive officers in connection with certain awards that may be granted in the future under the 2007 Equity Plan. In a separate proposal, our stockholders are asked to approve an amendment to increase the number of our shares of common stock authorized for issuance under the 2007 Equity Plan. See Proposal 3—Amendment to the 2007 Equity Incentive Plan.

Section 162(m) of the Internal Revenue Code ("Section 162(m)") limits a corporation's income tax deduction for compensation paid to certain executive officers who are "covered employees" within the meaning of Section 162(m) to $1,000,000 per person per year unless the compensation qualifies as "performance-based compensation." In general, for a grant under the 2007 Equity Plan to qualify as "performance-based compensation," certain material terms of the 2007 Equity Plan must have been approved by our stockholders in a separate vote. The availability of the exemption for awards of performance-based compensation therefore depends upon obtaining separate approval of certain provisions of the 2007 Equity Plan by our stockholders at the 2011 annual meeting.

The Board of Directors believes that it is in the best interests of the Company and its stockholders to continue to preserve the ability of the Company to deduct in full compensation related to stock options, stock appreciation rights and other performance-based awards granted under the 2007 Equity Plan. Therefore, solely for the purpose of qualifying such compensation as performance-based under Section 162(m), the stockholders are asked to approve the following provisions of the 2007 Equity Plan (the "Section 162(m) Qualifying Provisions"):

- All employees of the Company and any parent or subsidiary corporation of the Company are eligible to be granted stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares, performance units, other stock-based awards and cash-based awards under the 2007 Equity Plan.

- No participant may receive in any fiscal year under the 2007 Equity Plan equity-based awards intended to qualify as "performance-based" for more than 4,000,000 shares subject to options or SARs, in the aggregate, provided that this limit will be appropriately adjusted for stock splits, stock dividends and similar changes to the Company's capital structure.

- No participant may receive in any fiscal year under the 2007 Equity Plan equity-based awards intended to qualify as "performance-based" for more than 2,000,000 shares subject to awards other than options and SARs, provided that this limit will be appropriately adjusted for stock splits, stock dividends and similar changes to the Company's capital structure.

- No participant may receive in any fiscal year under the 2007 Equity Plan equity-based awards intended to qualify as "performance-based" for more than $6,000,000 for each full fiscal year contained in the applicable performance period.

- The vesting of restricted stock, restricted stock units, performance share and performance unit awards and other stock-based awards and cash-based awards intended to qualify as "performance-based" may be made subject to the attainment of performance goals for a specified period of time relating to one or more of the following performance measures, either individually, alternatively or in any combination, applied to either the Company as a whole or to a business unit or subsidiary, either individually, alternatively or in any combination, and measured either annually or cumulatively over a period of years, on an absolute basis or relative to a pre-established target, to previous years' results or to a designated comparison group or index, in each case as specified by the administrator in the award: (a) increased revenue; (b) net income measures (including, but not limited to, income after capital costs and income before or after any one or more of the share-based compensation expense, interest, taxes, appreciation or amortization); (c) stock price measures (including, but not limited to, growth measures and total stockholder return); (d) market segment share; (e) earnings per share (actual or targeted growth); (f) cash flow measures (including, but not limited to, net cash flow and net cash flow before financing activities); (g) return measures (including, but not limited to, return on equity, return on average assets, return on capital, risk-adjusted return on capital, return on investors' capital and return on average equity); (h) operating measures (including operating income, gross margin, operating margin, funds from operations, cash from operations, after-tax operating income, sales volumes, production volumes and production efficiency); (i) expense measures (including, but not limited to, overhead cost, research and development expense and general and administrative expense); (j) product technology leadership metrics; and (k) product quality leadership metrics.

While we believe that compensation provided by such awards under the 2007 Equity Plan generally will be deductible by the Company for federal income tax purposes, under certain circumstances, such as a change in control of the Company, compensation paid in settlement of certain awards may not qualify as performance-based.

Summary of the 2007 Equity Plan

For a summary of material terms of the 2007 Equity Plan, please see Proposal 3—Amendment to the 2007 Equity Incentive Plan. The summary of the 2007 Equity Plan is qualified in its entirety by the specific language of the 2007 Equity Plan, set forth in Appendix B to our 2011 proxy statement as filed with the SEC and available for viewing without charge at its website at www.sec.gov. A copy of the 2007 Equity Plan can be obtained from us at no charge upon request.

Federal Income Tax Aspects of the 2007 Equity Plan

For a summary of the U.S. federal income tax consequences of participation in the 2007 Equity Plan, please see Proposal 3—Amendment to the 2007 Equity Incentive Plan.

Required Vote

Affirmative votes constituting a majority of the shares present or represented by proxy and entitled to vote on this proposal will be required to approve this proposal. Abstentions will have the same effect as a negative vote, while broker non-votes will have no effect on the outcome of this vote.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE APPROVAL OF CERTAIN PROVISIONS OF THE 2007 EQUITY INCENTIVE PLAN.

PROPOSAL FIVE

ADVISORY VOTE ON EXECUTIVE COMPENSATION

The recently enacted Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd-Frank Act") enables our stockholders to vote to approve, on an advisory (non-binding) basis, the compensation of our named executive officers as disclosed in this proxy statement in accordance with SEC rules.

Our executive officer compensation program is designed to attract and retain talented and qualified senior executives to manage and lead our Company and to motivate them to pursue and meet our corporate objectives. Under this program, our named executive officers are rewarded for individual and collective contributions to our success consistent with our "pay for performance" orientation. Furthermore, the executive officer total compensation program is aligned with the nature and dynamics of our business, which focuses management on achieving the Company's annual and long-term business strategies and objectives. Additional details about our executive compensation programs are described under the section titled "Compensation Discussion and Analysis."

Our compensation committee regularly reviews the executive officer compensation program to ensure that it achieves the desired goals of emphasizing long-term value creation and aligning the interests of management and stockholders through the use of equity-based awards.

We are asking our stockholders to indicate their support for our named executive officer compensation as described in this proxy statement. This proposal, commonly known as a "Say-on-Pay" proposal, gives our stockholders the opportunity to express their views on our named executive officers' compensation. This vote is not intended to address any specific item of compensation, but rather the overall compensation of our named executive officers and the philosophy, policies and practices described in this proxy statement. Accordingly, we ask our stockholders to vote "FOR" the following resolution at the Annual Meeting:

> "RESOLVED, that the Company's stockholders approve, on an advisory basis, the compensation of the named executive officers, as disclosed in the Company's proxy statement for the 2011 Annual Meeting of Stockholders pursuant to the compensation disclosure rules of the SEC, including the Compensation Discussion and Analysis, the Summary Compensation Table and the other related tables and disclosure."

The "say-on-pay" vote is advisory, and therefore not binding on the Company, the Compensation Committee or our Board of Directors. Our Board of Directors and our Compensation Committee value the opinions of our stockholders and to the extent there is any significant vote against the named executive officer compensation as disclosed in this proxy statement, we will consider our stockholders' concerns and the Compensation Committee will evaluate whether any actions are necessary to address those concerns.

THE BOARD RECOMMENDS A VOTE "FOR" THE APPROVAL OF THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS, AS DESCRIBED IN THIS PROXY STATEMENT PURSUANT TO THE COMPENSATION DISCLOSURE RULES OF THE SEC.

PROPOSAL SIX

ADVISORY VOTE ON THE FREQUENCY OF THE ADVISORY VOTE ON EXECUTIVE COMPENSATION

Also in accordance with the recently enacted Dodd-Frank Act, we are required to include in this proxy statement the opportunity for our stockholders to cast an advisory (non-binding) vote on a resolution as to whether the Say-on-Pay vote should occur once every one, two or three years. Accordingly, the following resolution will be submitted for stockholder approval at the annual meeting:

> "RESOLVED, that the Company hold a stockholder advisory vote to approve the compensation of the Company's named executive officers as disclosed pursuant to Item 402 of Regulation S-K with a frequency of once every one year, two years or three years, whichever receives the highest number of votes cast with respect to this resolution."

The Board of Directors believes that an annual advisory vote on executive compensation is the optimal interval for conducting and responding to a Say-on-Pay vote. By providing an advisory vote on executive compensation on an annual basis, our stockholders will be able to provide us with direct input on our compensation philosophy, policies and practices as disclosed in the proxy statement every year. Stockholders who have concerns about executive compensation during the interval between Say-on-Pay votes may bring their specific concerns to the attention of the Board. Please refer to "Stockholder Communication with the Board" in this proxy statement for information about communicating with the Board.

The option of every year, every two years or every three years that receives the highest number of votes cast by stockholders will be the frequency for the advisory vote on the compensation of our named executive officers that has been selected by stockholders. However, because this vote is advisory and not binding on the Board or the Company in any way, the Board may decide that it is in the best interests of our stockholders and the Company to hold an advisory vote on the compensation of our named executive officers more or less frequently than the option approved by our stockholders.

THE BOARD RECOMMENDS A VOTE "FOR" THE OPTION OF ONCE EVERY YEAR AS THE FREQUENCY WITH WHICH STOCKHOLDERS ARE PROVIDED AN ADVISORY VOTE ON THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS, AS DISCLOSED PURSUANT TO THE COMPENSATION DISCLOSURE RULES OF THE SEC.

PROPOSAL SEVEN

RATIFICATION OF APPOINTMENT OF EXTERNAL AUDITORS

The Audit Committee has selected Ernst & Young LLP, an independent registered public accounting firm, to audit the consolidated financial statements of Xilinx for the fiscal year ending March 31, 2012 and recommends that stockholders vote for ratification of such appointment. Although we are not required to submit to a vote of the stockholders the ratification of the appointment of Ernst & Young LLP, the Company, the Board and the Audit Committee, as a matter of good corporate governance, have determined to ask the stockholders to ratify the appointment. If the appointment of Ernst & Young LLP is not ratified, the Audit Committee will take the vote under advisement in evaluating whether to retain Ernst & Young LLP.

Representatives of Ernst & Young LLP attend meetings of the Audit Committee of the Board including executive sessions of the Audit Committee at which no members of Xilinx management are present. Ernst & Young LLP has audited the Company's financial statements for each fiscal year since the fiscal year ended March 31, 1984. Representatives of Ernst & Young LLP are expected to be present at the Annual Meeting. In addition, they will have an opportunity to make a statement if they desire to do so, and are expected to be available to respond to appropriate questions from stockholders.

Fees Paid to Ernst & Young LLP

The following table shows the fees billed or to be billed for audit and other services provided by Ernst & Young LLP for fiscal 2011 and 2010.

	2011	2010
Audit Fees	$ 2,753,000	$ 2,185,000
Audit-Related Fees	8,000	8,000
Tax Fees	298,000	122,000
All Other Fees	15,000	—
Total	$ 3,074,000	$ 2,315,000

Audit Fees

This category includes fees for the audit of the Company's annual financial statements and for the review of the Company's interim financial statements on Form 10-Q. This category also includes advice on any audit and accounting matters that arose during the annual audit, the review of interim financial statements, and statutory audits required by non-U.S. jurisdictions. In fiscal 2011, audit fees included services related to the Company's senior debt financing.

Audit-Related Fees

This category consists of assurance and related services that are reasonably related to the performance of the annual audit or interim financial statement review and are not reported under "Audit Fees." In fiscal 2010 and fiscal 2011, audit-related services consisted of services performed in connection with the audit of an employee benefit plan.

Tax Fees

This category consists of fees for tax compliance, tax advice and tax planning services, including preparation of tax returns and assistance and representation in connection with tax audits and appeals.

All Other Fees

In fiscal 2011, all other fees consisted of fees related to advice and consulting services provided in connection with review of the International Financial Reporting Standards (IFRS).

Audit Committee's Pre-approval Policy and Procedures

The Audit Committee has adopted policies and procedures for approval of financial audit (and audit related), non-financial audit and tax consulting work performed by Ernst & Young LLP. Pursuant to its charter and those policies, the policy of the Audit Committee is that any and all services to be provided to the Company by Ernst & Young LLP are subject to pre-approval by the Audit Committee. The Audit Committee pre-approves statutory and annual audit fees, quarterly reviews and tax compliance fees at the beginning of the fiscal year. In its review of non-financial audit and tax consulting services, the Audit Committee considers whether the provision of such services are consistent with SEC guidance, and whether the service facilitates the performance of the financial audit, improves the Company's financial reporting process, and is otherwise in the Company's best interests and compatible with maintaining Ernst & Young LLP's independence.

The Audit Committee did not waive its pre-approval policies and procedures during the fiscal year ended April 2, 2011.

Vote Required

Approval of this proposal requires the affirmative vote of a majority of the shares present and entitled to vote either in person or by proxy. Abstentions and broker non-votes will each be counted as present for purposes of determining the presence of a quorum. Abstentions will be counted as "Against" votes with respect to the proposal, but broker non-votes will have no effect on the outcome of the proposal.

THE BOARD RECOMMENDS A VOTE "FOR" THE RATIFICATION OF ERNST & YOUNG LLP AS THE COMPANY'S EXTERNAL AUDITORS FOR FISCAL 2012.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the beneficial ownership of Common Stock of the Company as of May 13, 2011, except as noted below, by: (i) each stockholder known to the Company to be a beneficial owner of more than 5% of the Company's Common Stock, (ii) each of the Company's Directors and Director nominees, (iii) each of the named executive officers identified in the section entitled "Executive Compensation" and (iv) all current Directors and executive officers as a group. The Company believes that each of the beneficial owners of the Common Stock listed below, based on information furnished by such beneficial owners, has sole voting power and sole investment power with respect to such shares, except as otherwise set forth in the footnotes below and subject to applicable community property laws.

Beneficial Owners	Amount and Nature of Beneficial Ownership	Percent of Class[(1)]
Greater than 5% Stockholders		
Capital Research Global Investors 333 South Hope Street Los Angeles, CA 90071	29,693,000[(2)]	10.1%
Goldman Sachs Asset Management 200 West Street New York, NY 10282	26,695,512[(3)]	9.1%
T. Rowe Price Associates, Inc. 100 East Pratt Street Baltimore, MD 21202	18,798,401[(4)]	6.6%
Wellington Management Company, LLP 280 Congress Street Boston, MA 02210	18,171,693[(5)]	6.4%
JP Morgan Chase & Co. 270 Park Avenue New York, NY 10017	15,373,054[(6)]	5.5%
Directors		
Philip T. Gianos	158,010[(7)]	*
Moshe N. Gavrielov	784,030[(8)]	*
John L. Doyle	76,091[(9)]	*
Jerald G. Fishman	94,836[(10)]	*
William G. Howard, Jr.	125,311[(11)]	*
J. Michael Patterson	71,150[(12)]	*
Albert A. Pimentel	—[(13)]	—
Marshall C. Turner	69,941[(14)]	*
Elizabeth W. Vanderslice	90,781[(15)]	*
Named Executive Officers		
Jon A. Olson	493,604[(16)]	*
Victor Peng	212,969[(17)]	*
Vincent F. Ratford	159,995[(18)]	*
Frank A. Tornaghi	161,676[(19)]	*
All current Directors and executive officers as a group (16 persons)	3,076,314[(20)]	*

* Less than 1%

(1) The beneficial ownership percentage of each stockholder is calculated on the basis of 265,453,956 shares of common stock outstanding as of May 13, 2011. Any additional shares of common stock that a stockholder has the right to acquire within 60 days after May 13, 2011 are deemed to be outstanding and beneficially owned for the purpose of calculating that stockholder's percentage beneficial ownership. They are not, however, deemed to be outstanding and beneficially owned for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the address of each of the individuals and entities named below is c/o Xilinx, Inc., 2100 Logic Drive, San Jose, California 95124.

(2) Based on information contained in a Schedule 13G, reflecting stock ownership information as of December 31, 2010, which was filed by this stockholder pursuant to Section 13 of the Exchange Act ("Section 13"), on February 10, 2011 reporting beneficial ownership of 29,693,000 shares of Common Stock consisting of 29,693,000 shares as to which it has sole voting power and 29,693,000 shares as to which it has sole dispositive power. According to such filing, the stockholder disclaims beneficial ownership of the shares pursuant to Rule 13d-4 of the Exchange Act.

(3) Based on information contained in a Schedule 13G/A, reflecting stock ownership information as of April 29, 2011, which was filed by this stockholder pursuant to Section 13, on May 10, 2011 reporting beneficial ownership of 26,695,512 shares of Common Stock consisting of no shares as to which it has sole voting power, 24,379,140 shares as to which it has shared voting

power and 26,695,512 shares as to which it has shared dispositive power. According to such filing, the stockholder disclaims beneficial ownership of the shares pursuant to Rule 13d-4 of the Exchange Act.

(4) Based on information contained in a Schedule 13G/A, reflecting stock ownership information as of December 31, 2010, which was filed by this stockholder pursuant to Section 13, on February 10, 2011 reporting beneficial ownership of 18,798,401 shares of Common Stock consisting of 5,325,045 shares as to which it has sole voting power and 18,798,401 shares as to which it has sole dispositive power. According to the stockholder, these securities are owned by various individual and institutional investors which T. Rowe Price Associates, Inc. ("Price Associates") serves as investment adviser with power to direct investments and/or sole power to vote the securities. For purposes of the reporting requirements of the Exchange Act, Price Associates is deemed to be a beneficial owner of such securities; however, Price Associates disclaims beneficial ownership of such securities.

(5) Based on information contained in a Schedule 13G, reflecting stock ownership information as of December 31, 2010, which was filed by this stockholder pursuant to Section 13, on February 14, 2011 reporting beneficial ownership of 18,171,693 shares of Common Stock consisting of no shares as to which it has sole voting power, 13,006,740 shares as to which it has shared voting power and 18,171,693 shares as to which it has shared dispositive power.

(6) Based on information contained in a Schedule 13G, reflecting stock ownership information as of December 31, 2010, which was filed by this stockholder pursuant to Section 13, on February 3, 2011 reporting beneficial ownership of 15,373,054 shares of Common Stock consisting of 12,150,693 shares as to which it has sole voting power, 323,997 shares as to which it has shared voting power, 14,912,944 shares as to which it has sole dispositive power and 451,960 shares as to which it has shared dispositive power.

(7) Consists of 64,652 shares held directly, 5,516 shares held in a family trust, 40 shares held by Mr. Gianos' son and 87,802 shares issuable upon exercise of options.

(8) Consists of 55,127 shares held directly and 728,903 shares issuable upon exercise of options.

(9) Consists of 12,341 shares held in a family trust and 63,750 shares issuable upon exercise of options.

(10) Consists of 7,041 shares held directly and 87,795 shares issuable upon exercise of options.

(11) Consists of 32,000 shares held directly, 5,516 held in a family trust and 87,795 shares issuable upon exercise of options.

(12) Consists of 4,400 shares held in a family trust and 66,750 shares issuable upon exercise of options.

(13) Mr. Pimentel does not hold any shares or options to purchase shares of the Company.

(14) Consists of 17,441 shares held directly, 750 shares held by Mr. Turner's spouse and 51,750 shares issuable upon exercise of options.

(15) Consists of 2,986 shares held directly in joint tenancy and 87,795 shares issuable upon exercise of options.

(16) Consists of 29,353 shares held in a family trust, 458,750 shares issuable upon exercise of options and 5,501 shares issuable upon settlement of RSUs.

(17) Consists of 9,636 shares held directly and 203,333 shares issuable upon exercise of options.

(18) Consists of 1,971 shares held directly and 158,024 shares issuable upon exercise of options.

(19) Consists of 9,989 shares held directly and 151,687 shares issuable upon exercise of options.

(20) Includes an aggregate of 2,791,744 shares issuable upon exercise of options or settlement of RSUs.

For certain information concerning our Executive Officers, see "Executive Officers of the Registrant" in Item 1 of Part I of our Form 10-K.

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

This section of the proxy statement explains our compensation programs in general, and how they operate with respect to our named executive officers in particular. This year, our "named executive officers" are our CEO, CFO and the three most highly compensated executive officers serving at the end of fiscal 2011, as follows:

- Moshe Gavrielov, President and Chief Executive Officer
- Jon Olson, Senior Vice President and Chief Financial Officer
- Victor Peng, Senior Vice President, Programmable Platforms Development
- Vincent Ratford, Senior Vice President, Worldwide Marketing and Business Development
- Frank Tornaghi, Senior Vice President, Worldwide Sales

Executive Summary

Xilinx is a leading provider of programmable platforms. Our programmable chips are the innovation platform of choice for today's leading companies for the design of tens of thousands of products that improve the quality of our everyday lives. Due to their inherent flexibility, our award-winning programmable solutions — silicon, software, IP, evaluation kits and reference designs — are used by more than 20,000 customers in a broad range of end markets. In order to support our product and technical innovation with strong execution, we strive to create a dynamic work environment that attracts, rewards and retains exceptional talent who contribute to organizational priorities, innovations, customer satisfaction and revenue growth of the Company. Our compensation program is structured so that the compensation of our employees, including our named executive officers, is substantially tied to the achievement of our key business objectives and the success of our stockholders.

Compensation Program Highlights

Our fiscal 2011 compensation program took into consideration the following elements:

- Pay Mix. We provide our named executive officers with three primary elements of pay, including base salary, incentive cash compensation and equity compensation. The performance-based incentives, consisting of incentive cash compensation and equity compensation, together constitute the largest portion of potential compensation for the named executive officers. The following charts show the pay mix for (i) our CEO, and (ii) all other named executive officers, for fiscal 2011 (cash incentive compensation reflects actual payout in fiscal 2011):

CEO Pay Mix - Fiscal 2011


Cash Incentive Compensation 26%
Equity Compensation 57%
All Other Compensation 0%
Salary 17%

All Other NEOs Pay Mix - Fiscal 2011


Cash Incentive Compensation 28%
Equity Compensation 45%
All Other Compensation 0%
Salary 27%

- Performance-Based Incentive Pay. Cash incentive awards are payable based on semi-annual and annual achievement of pre-established corporate objectives, including revenue growth, share of revenue and operating margin, and individual performance goals. To the extent that a goal is not achieved, there is no payout.

- Limited All Other Compensation. In keeping with our pay-for-performance philosophy, we limit all other compensation to our named executive officers. For example, we do not provide our named executive officers with guaranteed bonuses, executive perquisites such as financial planning assistance or car allowance, Company-paid personal travel or executive pension or other retirement plans.

- Stock Ownership Requirements. Our named executive officers are subject to stock ownership guidelines which provide that the CEO hold 50,000 shares and the remaining named executive officers hold 15,000 shares within a prescribed time period.

- Clawback Policy. We have adopted a clawback policy under which our named executive officers may be required to reimburse all or a portion of any bonus, incentive payment, commission, equity-based award or other compensation payment to the Company if our financial statements are restated.

- Anti-Hedging Policy. Under our Insider Trading Policy, employees, including our named executive officers, are prohibited from engaging in short sales or entering into any transaction, investment or arrangement that is intended or may be expected to increase in value on the basis of any decrease in value of any of our shares of Common Stock (such as "put" options). Additionally, we also prohibit any employee from holding shares of our Common Stock in a margin account or pledging shares of our Common Stock.

Financial Performance for Fiscal 2011

Our management team successfully navigated the Company through the global economic downturn and as a result the Company achieved strong financial performance in fiscal 2011. Strong revenue results together with fiscal discipline contributed to significant improvement in our profitability. As compared to fiscal 2010, we made significant improvements in all essential financial metrics in fiscal 2011. The following table presents these key financial measurements for the past two fiscal years, including the growth rates year over year:

	Fiscal 2011 (in thousands)	Fiscal 2010 (in thousands)	Growth Rate
Net revenues	$ 2,369,445	$ 1,833,554	29%
Gross margin	$ 1,549,887	$ 1,161,751	33%
Gross margin percent	65%	63%	2 points
Operating income	$ 795,399	$ 432,149	84%
Operating margin percent	34%	24%	10 points
Net income	$ 641,875	$ 357,484	80%
Diluted Earnings Per Share	$ 2.39	$ 1.29	85%
Stock Price (fiscal year-end)	$ 32.15	$ 25.68	25%

Additionally, in fiscal 2011, we returned strong shareholder value as measured by total dollars invested in the stock buyback and dividend programs. In fiscal 2011, we generated over $720 million in cash from operations, up from $554 million in fiscal 2010. During the fiscal year, we increased our dividend by $0.03 per diluted share to $0.19 per diluted share and repurchased $469 million shares through our stock buyback program. We ended the year with $1.9 billion in cash and short-term investments, up from $1.3 billion in fiscal 2010.

Our strong fiscal 2011 performance was a critical factor in determining the compensation outcomes for fiscal 2011. We believe that a compensation program designed around performance metrics is instrumental in helping us achieve strong financial performance. As a result of strong revenue growth and operating profit margin in fiscal 2011, our named executive officers received above-target payouts under the revenue growth and operating profit components of the incentive cash program as further described below.

Fiscal 2011 Key Compensation Actions

In keeping with our pay-for-performance philosophy, we took corporate and individual performance into account in making our compensation decisions for fiscal 2011 including:

- We made no increases to the base salaries of the named executive officers, as we found they continued to be at market competitive levels. For our CEO, we increased the target bonus percentage from 100% to 110% in order to better align with market data and to recognize the significant impact the contributions of our CEO have on our Company and its stockholders.

- We adjusted our incentive cash program to further align our executive compensation payout with our stockholders' interests by adding an additional revenue growth performance component. The weighting of the three original components were revised to take into account the addition of this fourth component.

- We paid bonuses consistent with our financial results and individual performance goals set for each named executive officer. With respect to the operating profit component, the Company exceeded the targets in both the first and second half of fiscal 2011 resulting in 200% and 170% payouts, respectively. The payouts to the named executive officers under the individual performance component ranged from 100% to 130% of target for the first half of the fiscal year and from 85% to

115% of target for the second half of the fiscal year. The revenue growth component, which is determined on an annual basis, resulted in a 200% payout. However, the Company did not meet its share of revenue component and therefore no bonus was paid for that performance metric.

- We granted only stock options to our named executive officers in fiscal 2011. Consequently the "earned value" of the awards is contingent on stock price appreciation in addition to a service-based vesting requirement.

Overview of Compensation Program and Elements of Compensation

Our compensation programs are designed to support our business goals and to promote both short-term and long-term growth and profitability. The Company uses cash and equity incentives to achieve its compensation objectives. The cash component of compensation is intended to reflect market competitiveness and performance against semi-annual and annual objectives and to compensate for the duties assigned to the particular executive. Equity awards are also intended to be market competitive and designed to create long-term incentives providing officers with a stake in the success of the business and encourage creation of stockholder value. In addition, equity awards are used to encourage and reward achievement of performance objectives. The Compensation Committee strives to ensure that the total compensation paid to the named executive officers is fair, reasonable, and competitive and aligned with performance-based objectives.

Role of the Compensation Committee

The Compensation Committee, in consultation with the Company's CEO, is responsible for establishing the Company's compensation and benefits philosophy and strategy. The Compensation Committee also oversees the general compensation policies of the Company and sets specific compensation levels for corporate officers, including the named executive officers. The Compensation Committee also reviews and makes recommendations to the Board regarding the compensation of the CEO. In determining compensation strategy, the Compensation Committee reviews market competitive data to ensure that the Company is able to attract, motivate, reward and retain quality employees, including the named executive officers. The Compensation Committee has the authority to engage its own independent advisors to assist in carrying out its responsibility and has done so, as described below, but may not delegate its authority to such advisors.

Compensation Consultant

In fiscal 2011, the Compensation Committee continued to retain the services of Semler Brossy Consulting Group LLC ("Semler Brossy") to act as its independent compensation consultant. Semler Brossy reported directly to the Compensation Committee and not to management. Semler Brossy provided the Compensation Committee with general advice on compensation matters, including but not limited to reviewing the composition of the peer group, providing compensation data related to executives at the selected companies in the peer group and providing advice on our executive officers' compensation generally. In fiscal 2011, the Compensation Committee met regularly in executive session with its independent compensation consultant without management present. Semler Brossy did not provide any additional services to the Company other than the services for which it was retained by the Compensation Committee. The Company pays the cost for Semler Brossy's services.

Compensation Philosophy and Objectives

The primary objectives of the Compensation Committee with respect to determining executive compensation are to attract, motivate and retain talented employees and to align executives' interests with those of stockholders, with the ultimate objective of improving stockholder value. It is the philosophy of the Compensation Committee that the best way to achieve this is to align executives' compensation with their level of performance, thereby compensating executives on a "pay for performance" basis.

To achieve these objectives, the Compensation Committee has implemented and oversees compensation plans that tie a significant portion of executives' overall compensation to our financial performance, including our share of revenue, operating profit, revenue growth and the trading price of our Common Stock. Overall, the total compensation opportunity is intended to create an executive compensation program which is competitive with comparable companies. The comparable companies considered by the Compensation Committee are described more fully below.

For fiscal 2011, the Compensation Committee approved a bonus program applicable to executives, including the named executive officers, the Xilinx 2011 Executive Incentive Plan (the "Incentive Plan"), which is described in greater detail below. Compensation under the Incentive Plan varied with our financial performance during the fiscal year. Bonus payments to executives corresponded with the Company's performance during the fiscal year, as well as with their individual performance. This design was intended to accomplish the Company's goal of aligning executives' interests with those of stockholders by encouraging the executives to work diligently toward the success of the Company, and to reward, as appropriate, achievement of semi-annual and annual objectives.

In addition to the Incentive Plan, the Company further seeks to advance its objective of aligning executives' interests with the interests of stockholders through its 2007 Equity Plan. The purpose of the 2007 Equity Plan is to promote the success of our business by encouraging equity ownership in the Company. In particular, the 2007 Equity Plan provides officers with incentive to exert maximum effort toward the success of the Company and to participate in such success through acquisition and retention of our Common Stock.

Procedural Approaches to Accomplish Compensation Objectives

The Compensation Committee believes that the executive compensation provided by the Company to its executives, including the named executive officers, should include both cash and stock-based compensation that rewards performance as measured against established goals.

Peer Group Data. To aid in its periodic examination and determination of executive compensation, the Compensation Committee retained the services of Radford Surveys + Consulting ("Radford") to provide the Radford Global Technology Survey to assist in setting executive compensation. In our survey of market data, we focus on companies meeting all or some of the following criteria: (i) they operate in a similar industry as the Company; (ii) they are of roughly similar size (as measured by revenues and aggregate market capitalization) as the Company; (iii) they have growth expectations similar to those of the Company; and (iv) they are companies against whom the Company competes for talent. For fiscal 2011, the Compensation Committee considered the following peer group companies:

- Advanced Micro Devices, Inc.
- Altera Corporation
- Analog Devices, Inc.
- Atmel Corporation
- Broadcom Corporation
- Cadence Design Systems, Inc.
- Cypress Semiconductor Corporation
- Fairchild Semiconductor International, Inc.
- KLA-Tencor Corporation
- LAM Research Corporation
- Linear Technology Corporation
- LSI Corporation
- Marvell Technology Ltd.
- Maxim Integrated Products, Inc.
- Microchip Technology Inc.
- National Semiconductor Corporation
- Novellus Systems Inc.
- Nvidia Corporation
- ON Semiconductor Corporation
- Sandisk Corporation
- Synopsys, Inc.

There was no change to the peer group companies for fiscal 2011 as compared to fiscal 2010 because the composition of the peer group remained relevant, as they continued to compete for similar end markets as well as meeting the criteria enumerated above. Data on the compensation practices of the above-mentioned peer group is generally gathered through searches of publicly available information, including publicly available databases. Peer group data is gathered with respect to base salary, bonus targets and equity awards. The Radford survey reflects more current information than the information found through publicly available sources. In fiscal 2011, all of the peer group companies identified above participated in this Radford survey. The Compensation Committee reviews the Radford survey and publicly available information of compensation offered by the applicable market comparables. While the Compensation Committee reviews the external market data, it does not target any specific pay percentile within those companies for purposes of setting cash compensation levels. Rather, the Compensation Committee uses the peer group information merely as a guide to determine whether we are generally competitive in the market.

CEO Evaluation and Compensation Determination. The Compensation Committee annually reviews the performance of the CEO in light of the goals and objectives of the Company's executive compensation plans, and based on this review, recommends to the Board for its approval, the CEO's compensation. The review of the performance and compensation of the CEO and all other named executive officers is conducted annually during the period commencing on or about the middle of May which is called our "Focal Review Period." The Compensation Committee uses objective data from peer group companies to assist in determining the compensation of the CEO, and compares the data to competitive ranges following statistical analysis and review of subjective policies and practices, including assessment of the CEO's achievements, and a review of compensation paid to CEOs of the peer group companies. In determining the long-term incentive component of the CEO's compensation, the Compensation Committee considers all relevant factors, including the Company's performance and relative stockholder return, the value of similar awards to CEOs of the peer group companies, the awards given to the CEO in prior years, and formal feedback from the independent directors and the CEO's direct reports. To provide further assurance of independence, the Compensation Committee's independent compensation consultant, Semler Brossy, provides its recommendation for CEO compensation. The compensation consultant prepares analyses showing competitive CEO compensation among the peer group for the individual elements of compensation and total direct compensation. Then, it provides the Compensation Committee with a range of recommendations for any change in the CEO's base salary, annual incentive target, equity grant value, and equity mix. The recommendations take into account the peer group competitive pay analysis, expected future pay trends, and importantly, the position of the CEO in relation to other senior executives and proposed pay actions for all key employees of the Company. The range allows the Committee to exercise its discretion based on the CEO's individual performance and other factors.

In fiscal 2011, no change was made to Mr. Gavrielov's base salary, however, his target bonus was increased from 100% to 110% based on the Compensation Committee's assessment of Mr. Gavrielov's performance, significant contributions and potential future contributions to the Company as well as the Committee's review of the market data. In addition, on July 6, 2010, Mr. Gavrielov received a stock option grant for 350,000 shares in connection with the annual Focal Review.

Evaluation of Other Named Executive Officers and Compensation Determination. The CEO works with the Compensation Committee in establishing the Company's compensation and benefits philosophy and strategy for its executives and also makes specific recommendations to the Compensation Committee with respect to the individual compensation for each of the executive officers, including the named executive officers other than himself. With respect to the named executive officers, the Compensation Committee annually reviews, with the CEO, the executives' performance in light of the goals and objectives of the Company, and approves their compensation. The Compensation Committee also considers all relevant factors in approving the level of such compensation, including each executive officer's performance during the year, specifically an officer's accomplishments, areas of strength and areas for development, the executive's scope of responsibility and contributions to the Company, and the executive's experience and tenure in the position. During the Focal Review Period, the CEO and members of the Company's human resources department evaluate each named executive officer's performance during the year based on the CEO's knowledge of each named executive officer's performance, individual self-assessment and feedback provided by the named executive officer's peers and direct reports. The CEO also reviews compensation data gathered from Radford as well as from proxy statements and informal compensation surveys, and identifies trends and competitive factors to consider in adjusting executive compensation levels. The CEO then makes a recommendation to the Compensation Committee as to each element of each named executive officer's compensation.

Compensation Components

Our executive compensation is divided into the following components: base salary, incentive cash compensation, long-term equity incentive compensation and generally available benefits.

Base Salary. The Company provides the named executive officers and other employees with base salary to compensate them for services rendered during the fiscal year. As noted above, base salaries for our executive officers, including named executive officers, are reviewed annually. In determining the base salaries of executive officers, including the named executive officers, the Compensation Committee considers a number of criteria, including the officer's performance during the prior year, base salary during the prior year, scope of responsibility, breadth of knowledge, experience and tenure in the position and individual performance. In addition, in our determination of executive officers' base salaries, we review the base salaries being paid to executive officers in comparable positions at companies of similar size and conduct an internal review of the executive's compensation, both individually and relative to other executive officers. The comparable companies used in this analysis are the same peer group companies identified in the discussion of peer group data above regarding our survey of market data. Determination of base salary is not made in accordance with a strict formula which measures weighted qualitative and quantitative factors, but rather is based on objective data synthesized to competitive ranges and to internal policies and practices, including review of the foregoing criteria, all of which are considered when making the determination of base salary. In setting fiscal 2011 base salaries, peer group data confirmed that proposed salaries were generally competitive with the market.

In fiscal 2011, the Compensation Committee, reviewed the annual base salaries of all our executives, and determined that no adjustments were needed to the annual base salaries of the named executive officers.

Incentive Cash Compensation. All of our executives, including the named executive officers, are eligible to participate in our cash incentive program which provides for a cash bonus calculated as a percentage of the named executive officer's annual salary. The cash incentive program rewards participants for achieving or exceeding corporate and individual performance objectives and serves to compensate, attract and retain highly qualified executives.

In fiscal 2011, the Compensation Committee adopted the 2011 Executive Incentive Plan under which the CEO's bonus target was increased from 100% of his annual salary to 110% of his annual salary. The Compensation Committee increased the CEO target bonus percentage in order to better align with market data and to recognize the significant impact that our CEO's contributions have on the Company and its stockholders. The bonus targets for all other named executive officers were 75% of their annual base salaries, unchanged from fiscal 2010. The Incentive Plan and payouts under the Incentive Plan are described in the section below entitled "2011 Executive Incentive Plan."

Long-Term Equity Incentive Program. Equity awards are a key element of the Company's market-competitive total compensation package. Our equity compensation program is intended to align the interests of our officers with those of our stockholders by creating an incentive for our officers to maximize stockholder value. The equity compensation program is also designed to encourage our officers to remain employed with the Company despite a very competitive marketplace. We provide long-term incentive compensation through the award of stock options that vest over multiple years. In addition, under the 2007 Equity Plan, we are also authorized to issue RSUs and performance-based RSUs but none were granted to our named executive officers in fiscal 2011. We grant most equity awards on an annual basis in connection with the annual Focal Review and adjustment cycle.

In fiscal 2011, stock options were granted under our 2007 Equity Plan to all of our named executive officers during the Focal Review Period. The size and other characteristics of these awards were approved by the Compensation Committee taking into consideration the various factors set forth above, including market-competitiveness, individual performance during the year, and retention value. The value of the equity awards to named executive officers fell within the median of the Company's peer group companies, with the exception of the grant to Mr. Gavrielov, which fell below the median of the Company's peer group. The Compensation Committee determined to grant to him a number of shares that the Compensation Committee concluded was reasonable and appropriate to reward Mr. Gavrielov for his performance and contributions in fiscal 2010 and taking into account his past awards, without regard to the value of such grant relative to the peer group company median. The result of the Compensation Committee's determination was a share number having a value below the median value of awards granted to chief executive officers in the Company's peer group. In addition to Mr. Ratford's annual focal stock grant, in December 2010, the Compensation Committee awarded Mr. Ratford a stock option grant for 10,000 shares and a grant of 5,000 RSUs in recognition of the significant contributions made by Mr. Ratford during the year. For further information about grants made to our named executive officers in fiscal 2011, please see the table below entitled "Grant of Plan-Based Awards for Fiscal 2011."

Certain officers of the Company receive certain acceleration of vesting as follows: options outstanding under our 1988 and 1997 Stock Plans are credited with one year of vesting in the event an elected officer voluntarily resigns after attaining age 55 and with at least five years of service to the Company as an elected officer. The 2007 Equity Plan does not provide for automatic acceleration of vesting upon termination or change of control. However, we have entered into contractual arrangements with certain executive officers, as provided below, to provide for acceleration under certain conditions such as termination or change in control.

Generally Available Benefit Programs. The Company also maintains generally available benefit programs in which our executives may participate. The Company maintains the ESPP, under which generally all employees are able to purchase our Common Stock through payroll deductions at a discounted price. We also maintain a tax-qualified 401(k) Plan for employees in the U.S., which provides for broad-based employee participation. The Company has established a matching program pursuant to which the Company will match up to 50% of the first 8% of an employee's compensation that the employee contributed to their 401(k) account. For calendar year 2009 and beyond, the maximum Company contribution per calendar year is $4,500 per employee. We also provide a "true-up" for participants who did not receive their maximum matching contribution during a 401(k) plan year as a result of meeting their contribution limits early in the year. The Company makes a matching contribution to help attract and retain employees and to provide an additional incentive for our employees to save for their retirement in a tax-favored manner.

The Company also offers a number of other benefits to the named executive officers pursuant to benefits programs that provide for broad-based employee participation which includes medical, dental and vision insurance, disability insurance, various other insurance programs, health and dependent care flexible spending accounts, educational assistance, employee assistance and certain other benefits. The terms of these benefits are essentially the same for all eligible employees.

The Company also maintains an unfunded, nonqualified deferred compensation plan which allows eligible participants, including executive officers and members of the Board, to voluntarily defer receipt of a portion or all of their salary, cash bonus payment or directorship fees, as the case may be, until the date or dates elected by the participants, thereby allowing the participating employees and directors to defer taxation on such amounts. Refer to the section below entitled "Deferred Compensation Plan" for more information about this benefit plan. The Company does not maintain a "SERP" or similar defined benefit deferred compensation plan for any of its employees.

Consistent with our compensation philosophy, we intend to continue to maintain market-competitive benefits for all employees, including our named executive officers; provided, however, that the Compensation Committee may revise, amend, or add to the officer's executive benefits and perquisites if it deems advisable in order to remain competitive with comparable companies and/or to retain individuals who are critical to the Company. We believe the benefits and perquisites we offer are currently at competitive levels with comparable companies. We do not provide any other perquisites to our named executive officers that are not made available to other employees.

2011 Executive Incentive Plan

Executive Summary. Under the Incentive Plan, the cash bonuses for the named executive officers were determined using four different components, each with a different weighting: (1) the Company's share of revenue (the "SOR Component"), weighted at 10%; (2) the Company's operating profit as a percentage of revenue determined in accordance with U.S. Generally Accepted Accounting Principles, or GAAP (the "OP Component"), but excluding payments under the Company's non-sales incentive plans and other unusual charges, weighted at 30%; (3) the Company's annual revenue growth (the "Growth Component"), weighted at 20%; and (4) the individual performance component (the "Individual Performance Component") based on individual performance goals pertaining to such officer's position and responsibilities, weighted at 40%. The SOR Component, OP Component and Individual Performance Component are paid on a semi-annual basis and the Growth Component is paid on an annual basis.

For fiscal 2011 as compared to fiscal 2010, the Compensation Committee added the Growth Component as an additional performance objective for awards under the Incentive Plan and the weighting of the different components has been revised given the addition of a fourth component. In addition, for fiscal 2011, the bonus target for the CEO increased from 100% of base salary to 110% of base salary. Bonus targets for all other named executive officers remained the same. As compared to the 2010 Executive Incentive Plan which limited the strategic goals to three to five goals, each with a minimum weighting of 20%, under the 2011 Executive Incentive Plan, each participant may set up to ten individual goals and each goal may be weighted based on its importance to the business objectives. There is no minimum weighting requirement for individual performance goals. The individual goals for each named executive officer are discussed and determined with the CEO.

There was no payout under the SOR Component in fiscal 2011 since the Company did not meet the minimum threshold. With respect to the OP Component, the Company exceeded the target in the first half resulting in a 200% payout under the OP Component for the first half of fiscal 2011. The payouts to the named executive officers under the Individual Performance Component for the first half of the fiscal year ranged from 100% to 130% of target. In the second half of the fiscal year, the Company made its operating profit objective, resulting in a 170% payout under the OP Component. In the second half of the fiscal year, the payouts to the named executive officers under the Individual Performance Component ranged from 85% to 115% of target. The Growth Component, which is determined on an annual basis, resulted in a 200% payout.

Each component is described in more detail below under the sections entitled "Share of Revenue Component," "Operating Profit Component," "Growth Component," and "Individual Performance Component."

Timing of Payments. Three of the four plan components were paid on a semi-annual basis, and the Growth Component was paid on an annual basis. The semi-annual and annual payments to the named executive officers for fiscal 2011 performance are set forth in the section entitled "Named Executive Officer Bonuses under the Incentive Plan — Bonus Summary."

Share of Revenue Component. The SOR Component was designed to measure and reward increases in the Company's share of revenue as compared to certain benchmark programmable logic device ("PLD") companies identified by the Compensation Committee, which for the first half of fiscal 2011 were Actel, Altera, and Lattice Semiconductor (collectively the "SOR Benchmark Companies"). Actel was acquired by Microsemi Corporation during the second half of fiscal 2011. Since Actel ceased to be a public company following the acquisition, we were no longer able to track their revenue and therefore we eliminated them as a comparator company for the second half of fiscal 2011. The SOR Component was selected as a goal because the Company sought to improve its market position relative to its chief PLD competitors, and the Compensation Committee identified the SOR Benchmark Companies as such chief competitors. To determine the Company's share of revenue as compared to the SOR Benchmark Companies, the Company measured the actual revenue result of the Company and the SOR Benchmark Companies on a semi-annual basis. The Company's share of revenue (the "Company SOR") was determined by dividing the Company's total semi-annual revenue by the semi-annual revenue generated by the Company and the SOR Benchmark Companies during the fiscal year. The SOR Component was subject to a minimum threshold for payout and a multiplier that increased the target payout depending on Company performance. In the first half of fiscal 2011, the minimum threshold for payout was 51.3 %. The minimum threshold for payout was reduced to 51.2% for the second half of fiscal 2011 because performance expectations were reset to reward maintenance of market share.

If the Company reached the 51.3% threshold in the first half of fiscal 2011, then the SOR Component payout multiplier (the "SOR Component Multiplier") was 50%. If the Company SOR achieved 51.4%, then the SOR Component Multiplier increased by 50% and 100% payout would be achieved. Thereafter, the SOR Component Multiplier increased by 25% for each one-tenth of a percentage point above 51.4 %. The maximum payout was capped at 200% if the Company SOR reached 51.8% or greater. For the second half of fiscal 2011, the minimum threshold for payout was 51.2%. If the Company achieved 51.2% in the second half of fiscal 2011, then the SOR Component Multiplier was 50%. If the Company SOR achieved 51.3%, then 100% payout would be achieved. Thereafter, the SOR Component Multiplier increased by 25% for each one-tenth of a percentage point above 51.3 %. The maximum payout was capped at 200% if the Company SOR reached 51.7% or greater for the second half of fiscal 2011. The table below reflects the calculation of the SOR Component as described above:

Xilinx Market Share	SOR Component Multiplier (first half)	SOR Component Multiplier (second half)
<51.2%	0.00	0.00
51.2%	0.00	0.50
51.3%	0.50	1.00
51.4%	1.00	1.25
51.5%	1.25	1.50
51.6%	1.50	1.75
51.7%	1.75	2.00
51.8%	2.00	2.00
	Capped at 2X	

In fiscal 2011, the Company SOR was 48.8% for the first half and 48.1% for the second half of the fiscal year and therefore no payout was made under the SOR Component in either period.

Operating Profit Component. The OP Component is designed to measure and reward improvements in the Company's operating profit. The goal in the OP Component is to continually manage and reduce costs and enhance profitability. For purposes of the

Incentive Plan, the OP Component is calculated on a semi-annual basis using the financial results for the fiscal six-month period. The operating profit percentage used in the OP Component, and referred to in the discussion below, excludes expenses related to bonus payments made under the Company's non-sales incentive compensation plans and other non-recurring adjustments or expenses that are not associated with currently planned or on-going business operations such as litigation expenses and restructuring expenses. In connection with the calculation of the OP Component for the second half of fiscal 2011, the Compensation Committee exercised its discretion to exclude the restructuring charge incurred by the Company as a result of a reduction in force and office closure.

The OP Component is subject to a minimum threshold range for any payout and contains a multiplier that increases payout under this component depending on Company performance. For fiscal 2011, although the minimum threshold for the OP Component was 13%, unchanged from fiscal 2010, the operating margin percentage targets increased in difficulty as compared to fiscal 2011 in order to align the OP Component with the Company's' financial plan as described in the table below:

Operating Profit Margin (FY 2010)	Operating Profit Margin (FY2011)	OP Component Multiplier
<13%	<13%	0
13%	13%	20%
17%	20%	30%
24%	27%	100%

Once the Company reached 13% operating profit, then the OP Component multiplier ("the OP Component Multiplier") would equal 20%. The OP Component Multiplier remained at 20% for each percentage point increase in operating profit until the Company achieved 20% operating profit. Once the Company's operating profit reached 20%, then the OP Component Multiplier increases by 10% for each percentage point increase over 20% operating profit until the Company reaches 27% operating profit. The Company would then pay 100% of the OP Component of the target bonus for operating profit between 27% and 29%. Thereafter, the OP Component Multiplier increases by 10% for each percentage point increase of operating profit over 29%. There was no cap in the OP Component in fiscal 2011, but the payout scale above 100% is linear, increasing 10% for each percentage point of operating margin. The calculation for determining the OP Component Multiplier for fiscal 2011 is set forth in the table below and demonstrates that the Company's operating profit exceeded target in the first and second half of the fiscal year.

The calculations below of the OP Component Multiplier for the semi-annual periods are based on actual fiscal 2011 Company performance.

OP Component Multipliers

Period	Actual Company OP Component	OP Component Multiplier
First Half	39%	2.0
Second Half	36%	1.7

For purposes of calculating the earnings for the OP Component, the Company used each executive's earnings for the calendar six-month period corresponding to the fiscal six-month period minus any unpaid days off.

The total Target OP Component for the year was determined by the following formula:

OP Component Multiplier x OP Component Weighting (30%) x Annual Earnings = Total Target OP Component

However, the OP Component was paid semi-annually. Therefore, the semi-annual target OP Component payout for each semi-annual period was determined by the following formula:

OP Component Multiplier x OP Component Weighting (30%) x Semi-Annual Earnings = Semi-Annual OP Component

Revenue Growth Component. The Growth Component measures increases in the Company's revenue growth year over year and rewards increases over a certain minimum threshold. The Growth Component is measured and paid on an annual basis. In fiscal 2011, the minimum increase in revenue growth for payment was 6%. Once the Company reached 6% revenue growth year over year, then the Growth Component multiplier (the "Growth Component Multiplier") would equal 20%. The Growth Component Multiplier increased by 20% for each percentage point of revenue growth above 6%, and was capped at 200%.

The Growth Component for the year was determined by the following formula:

Bonus % x Growth Component Weighting (20%) x Annual Salary = Total Target Growth Component

In fiscal 2011, the Company achieved 29% revenue growth year over year which resulted in a 200% payout.

Individual Performance Component. Under the Individual Performance Component, for each semi-annual performance period, each named executive officer received up to a maximum of ten individual goals, each with weighting depending of the value of the goal. The individual goals are established between the CEO and each named executive officer. The threshold payment for any payout under the Individual Performance Component is 50% overall achievement and the maximum performance is capped at 150%.

Each individual goal under the Individual Performance Component was (1) directly related to the Company's business objectives and (2) corresponded to such executive's position and responsibilities at the Company. The management goals for the named executive officers related to the broader corporate goals within the following categories:

- *Product objectives.* Goals related to product innovation and development, product quality and product schedules fell within this category.

- *Sales and marketing objectives.* Goals related to design wins, marketing strategies and product launches fell within this category.

- *Operational objectives.* Goals related to fiscal discipline, cost reductions, business efficiencies and profitability fell within this category.

- *Organizational objectives.* Goals related to the implementation of employee performance and compensation programs, succession planning and compliance fell within this category.

The total Target Individual Performance Component was determined by the following formula:

Bonus % x Individual Performance Component Weighting (40%) x Annual Salary = Total Target Individual Performance Component

However, the Individual Performance Component was paid semi-annually. Therefore, the semi-annual target Individual Performance Component for each semi-annual period was determined by the following formula:

Bonus % x Individual Performance Component Weighting (40%) x Semi-Annual Salary = Semi-Annual Individual Performance Component

For all named executive officers other than the CEO, the CEO, in consultation with each executive, assigned a weight to each goal which was measured in proportion to how that goal corresponded to the importance of the business objective involved. At the end of each semi-annual period, the executive was responsible for self-assessing his or her achievement of each goal on a scale of 0% achievement to 150% achievement. The CEO then reviewed the executive's performance and the executive's self assessment and recommended to the Compensation Committee the appropriate multiplier, on a scale of 0% to 150%, corresponding to the level of the executive's achievement.

For the CEO, the Compensation Committee, in consultation with the CEO, set forth each of the CEO's goals, which were measured in proportion to the importance of that goal to the business. These goals were then approved by the Board. At the end of each semi-annual period, the CEO self-assessed his achievement of each goal on the same 0% to 150% scale and submitted the self-assessment to the Compensation Committee.

The table below reflects a hypothetical example of how particular goals would be weighted based on their achievement level, resulting in the calculation of the Individual Performance Multiplier for an individual executive participating in the plan.

INDIVIDUAL PERFORMANCE COMPONENT MULTIPLIER (EXAMPLE ONLY)

Goal	Weighting	Achievement Level	Multiplier
#1	20%	100%	20%
#2	30%	50%	15%
#3	30%	100%	30%
#4	20%	150%	30%
Individual Performance Multiplier			**95%**

Following the CEO's assessment and recommendation, the Compensation Committee reviews and approves the multiplier and semi-annual payout for each named executive officer for each semi-annual period. With respect to the CEO, the Compensation Committee reviewed the CEO's self-assessment and made their own assessment of his performance. The Compensation Committee then recommended to the Board of Directors, and the Board of Directors approved, the multiplier and semi-annual payout for the CEO for each semi-annual period. In assessing the CEO's achievements and approving his compensation, the Compensation Committee and the Board of Directors considered his achievements within a broader set of expectations including strategic leadership, organizational quality and effectiveness, management abilities and responsiveness to economic conditions.

The specific goals for each named executive officer under the Individual Performance Component are discussed in the footnotes to the table below. The target and actual bonus amounts for fiscal 2011 for our named executive officers, based on the achievement against the financial goals (as discussed above) and achievement against the individual performance goals (as discussed in the footnotes below) were as follows:

			Bonus Actually Paid ($)						
Named Executive Officer	Base Salary ($)	Target Bonus ($)	First Half Financial Metrics ($)	First Half Individual Performance ($)	Second Half Financial Metrics ($)	Second Half Individual Performance ($)	Total Bonus Actually Paid ($)	Annual Target as Percentage of Base Salary (%)	Bonuses Actually Paid as Percentage of Base Salary (%)
Moshe N. Gavrielov.....	700,000	770,000	231,000	154,000[1]	504,350	184,800[2]	1,074,150	110	153
Jon A. Olson	460,000	345,000	103,500	89,700[3]	225,975	79,350[4]	498,525	75	108
Victor Peng..................	400,000	300,000	90,000	60,000[5]	196,500	69,000[6]	415,500	75	104
Vincent F. Ratford	360,000	270,000	81,000	62,100[7]	176,850	54,000[8]	373,950	75	104
Frank A. Tornaghi........	360,000	270,000	81,000	64,800[9]	176,850	45,900[10]	368,550	75	102

(1) Represents the actual bonus paid to Mr. Gavrielov for the first half of fiscal 2011 based on achievement against his specific individual performance goals. For the first half of fiscal 2011, Mr. Gavrielov earned 100% of his target bonus attributable to the Individual Performance Component by successfully: (1) presenting to the Board a marketing, sales and research and development plan tied to the Company's long-term strategy, (2) providing for staff development and succession planning, (3) successfully managing the Company's relationship with its stockholders, and (4) implementing gross margin goals; meeting product delivery goals, design win goals and production goals; and achieving marketing and product planning goals.

(2) Represents the actual bonus paid to Mr. Gavrielov for the second half of fiscal 2011 based on achievement against his specific individual performance goals. For the second half of fiscal 2011, Mr. Gavrielov earned 120% of his target bonus attributable to the Individual Performance Component by successfully: (1) adhering to product development plans and schedules; successfully achieving product sales as defined by geography, product mix and gross margins, (2) providing the Board with an assessment of the Company's fab, product and market strategy, and (3) providing strategic leadership, dynamic responsiveness and organizational effectiveness while successfully managing the relationship with the Board and the Company's stockholders.

(3) Represents the actual bonus paid to Mr. Olson for the first half of fiscal 2011 based on achievement against his specific individual performance goals. For the first half of fiscal 2011, Mr. Olson earned 130% of his target bonus attributable to the Individual Performance Component by successfully: (1) implementing pay for performance metrics, (2) driving the Company's efforts on gross margin improvements, (3) successfully completing key projects in support of the Company's strategies, including the issuance of convertible debt securities and implementation of a silicon cost reduction program, and (4) driving leadership and key initiatives in the Finance organization.

(4) Represents the actual bonus paid to Mr. Olson for the second half of fiscal 2011 based on achievement against his specific individual performance goals. For the second half of fiscal 2011, Mr. Olson earned 115% of his target bonus attributable to the Individual Performance Component by successfully: (1) providing a worldwide employee development and training roadmap, (2) driving the Company's efforts on gross margin improvements, (3) successfully managing an upgrade to the financial system database and developing new regional processes for statutory compliance, and (4) completing strategic business financial models.

(5) Represents the actual bonus paid to Mr. Peng for the first half of fiscal 2011 based on achievement against his specific individual performance goals. For the first half of fiscal 2011, Mr. Peng earned 100% of his target bonus attributable to the Individual Performance Component by successfully: (1) implementing pay for performance metrics, (2) meeting product delivery and production goals, (3) releasing certain software development tools and next generation products on time, and (4) achieving the gross margin goals.

(6) Represents the actual bonus paid to Mr. Peng for the second half of fiscal 2011 based on achievement against his specific individual performance goals. For the second half of fiscal 2010, Mr. Peng earned 115% of his target bonus attributable to the Individual Performance Component by successfully: (1) maintaining clear communication and training across all global sites and implementing global management training, (2) releasing next generation software development tools on time, with good quality and meeting certain performance criteria, (3) meeting product delivery and production goals, and (4) defining new plans and prototypes for next generation product designs.

(7) Represents the actual bonus paid to Mr. Ratford for the first half of fiscal 2011 based on achievement against his specific individual performance goals. For the first half of fiscal 2011, Mr. Ratford earned 115% of his target bonus attributable to the Individual Performance Component by successfully: (1) implementing pay for performance metrics, (2) executing on the Company's marketing plan, (3) executing on the Company product planning goals, (4) driving the Company's penetration into the ASIC market and implementing the Company's design win software, and (5) achieving the gross margin goals.

(8) Represents the actual bonus paid to Mr. Ratford for the second half of fiscal 2011 based on achievement against his specific individual performance goals. For the second half of fiscal 2011, Mr. Ratford earned 100% of his target bonus attributable to the Individual Performance Component by successfully: (1) executing on the Company's marketing plan, (2) executing on the Company product planning goals, (3) implementing the Company design win software and creating a new software dashboard, (4) driving the Company's vertical market strategy, and (5) achieving the gross margin goals.

(9) Represents the actual bonus paid to Mr. Tornaghi for the first half of fiscal 2011 based on achievement against his specific individual performance goals. For the first half of fiscal 2011, Mr. Tornaghi earned 120% of his target bonus attributable to the Individual Performance Component by successfully: (1) implementing pay for performance metrics, (2) meeting the Company's design win goals for certain product lines, and (3) driving the Company's strategy in increasing use of direct fulfillment.

(10) Represents the actual bonus paid to Mr. Tornaghi for the second half of fiscal 2011 based on achievement against his specific individual performance goals. For the second half of fiscal 2011, Mr. Tornaghi earned 85% of his target bonus attributable to the Individual Performance Component by successfully: (1) achieving design win goals for certain product lines, (2) increasing growth in major customer accounts, and (3) meeting certain operational metrics such as die size improvements, wafer savings, gross margin improvements and revenue targets.

Semi-Annual Payouts for Named Executive Officers. To determine the semi-annual payments, the Share of Revenue Multiplier, the OP Component Multiplier and the Individual Performance Component Multiplier were multiplied by their respective weights and added together to compile a semi-annual multiplier (the "Semi-Annual Multiplier"). The calculation of the Semi-Annual Multiplier was as follows:

(Bonus % x Share of Revenue Component Weighting (10%) x Share of Revenue Component Multiplier) + (Bonus % x OP Component Weighting (30%) x OP Component Multiplier) + (Bonus % x Individual Performance Component Weighting (40%) x Individual Performance Component Multiplier) = Semi-Annual Multiplier

The Semi-Annual Multiplier for the semi-annual period was then applied to the named executive officer's salary earned during the first half and second half of the fiscal year.

The Growth Component is measured and paid on an annual basis.

Named Executive Officer Bonuses under the Incentive Plan

The target bonus and bonus percentages for the named executive officers, as well as the actual calculation and amounts paid to the named executive officers for fiscal 2011 performance for each semi-annual period are reflected in the table below:

Bonus Summary

Named Executive Officer	Total Target Bonus	Target Bonus as a Percentage of Salary	First Half of Year, Actual	Second Half of Year, Actual	Total Bonus, Actual	Total Bonus As Percentage of Salary, Actual
Moshe N. Gavrielov	$ 770,000	110%	$ 385,000	$ 689,150	$ 1,074,150	153%
Jon A. Olson	$ 345,000	75%	$ 193,200	$ 305,325	$ 498,525	108%
Victor Peng	$ 300,000	75%	$ 150,000	$ 265,500	$ 415,500	104%
Vincent F. Ratford	$ 270,000	75%	$ 143,100	$ 230,850	$ 373,950	104%
Frank A. Tornaghi	$ 270,000	75%	$ 145,800	$ 222,750	$ 368,550	102%

Fiscal 2012 Compensation Actions

On April 29, 2011, the Compensation Committee approved an executive incentive plan for fiscal 2012 (the "2012 Executive Incentive Plan"). The 2012 Executive Incentive Plan provides for a cash bonus calculated as a percentage of the executive officer's base salary. There was no change to bonus targets from fiscal 2011. Therefore, for fiscal 2012, the bonus target for the CEO is 110% of his base salary, and the bonus targets for all other executive officers range from 60% to 75% of their respective base salaries, depending on their position. The 2012 Executive Incentive Plan has an operating profit component, revenue growth component and individual performance component similar to the 2011 Executive Incentive Plan, except that the share of revenue component has been removed. The weighting of the different components has been revised given the removal of the share of revenue component. The 2012 Executive Incentive Plan components are weighted as follows: operating profit component, weighted at 30%, the revenue growth component, weighted at 20%, and the individual performance component, weighted at 50%. The operating profit component and individual performance component are paid on a semi-annual basis and the revenue growth component is paid on an annual basis. The 2012 Executive Incentive Plan is effective for fiscal 2012. For fiscal 2012, based on comparing current salaries to the base salary levels at the companies in our peer group, as well as considering the roles and responsibilities and potential performance of the named executive officer, the Compensation Committee increased the base salaries of Messrs. Olson, Peng, Ratford and Tornaghi by $10,000. The base salary increases will be effective July 1, 2011.

Employment and Separation Agreements with Named Executive Officers

Employment Letter Agreements with Moshe N. Gavrielov and Jon A. Olson. The Company maintains employment letter agreements with Messrs. Gavrielov and Olson. Mr. Gavrielov's employment letter agreement, entered into with Mr. Gavrielov on January 4, 2008, entitles him to certain payments and benefits in the event his employment is terminated at any time due to disability or other than for cause, or if Mr. Gavrielov voluntarily terminates his employment for good reason. This arrangement with Mr. Gavrielov was entered into with him as a part of an arm's length negotiation with the Compensation Committee when Mr. Gavrielov joined the Company.

The employment letter agreement that we entered into with Mr. Olson on June 2, 2005, and amended on February 14, 2008, provides Mr. Olson with certain payments and benefits in the event he is terminated without cause within one year following a change in control of the Company. This arrangement was entered into with Mr. Olson to retain Mr. Olson and ensure his cooperation with and continued commitment to the success of the Company.

A description of the terms of Messrs. Gavrielov's and Olson's employment letter agreements, and a quantification of the potential payments and benefits under these agreements, are provided below in the section entitled "Potential Payments Upon Termination or Change in Control."

Equity Grant Procedures and Guidelines

We have conducted an internal review of our equity granting procedures to ensure that our procedures satisfy both our objectives and all applicable compliance requirements. To this end, the Company has adopted written procedures for the grant of equity awards. With respect to grants to employees and officers, including named executive officers, the Compensation Committee reserves the authority to make grants at such time and with such terms as it deems appropriate in its discretion, subject to the terms of the 2007 Equity Plan. Generally, grants of equity awards are made to officers based on and in connection with the annual review during the Focal Review Period. The Compensation Committee determines individual grants to each named executive officer based on a variety of factors that the Compensation Committee determines to be relevant and appropriate at the time of grant. These factors typically have included the size and value of unvested equity awards held by the named executive officer, the named executive officer's job performance, skill set, prior experience, and time in the position, as well as external market data, internal equity, pressures to attract and retain talent, dilutive effect of grant size and business conditions. The Compensation Committee also periodically grants equity awards at its scheduled meetings or by unanimous written consent for new hires and promotions. Grants approved during scheduled meetings become effective and are priced as of the date of approval or a pre-determined future date. Grants approved by unanimous written consent become effective and are priced as of the date the last signature is obtained or as of a predetermined future date. The Compensation Committee has made certain exceptions to these procedures in order to grant an equity award on an executive's start date, as it did in the case of the initial option grant to Mr. Gavrielov. The Company has not granted, nor does it intend in the future to grant, equity awards to executives in anticipation of the release of material nonpublic information that is likely to result in changes to the price of the Company's Common Stock, such as a significant positive or negative earnings announcement. Similarly, the Compensation Committee has not timed, nor does it intend in the future to time, the release of material nonpublic information based on equity award grant dates. In any event, because equity compensation awards typically vest over four-year periods, the effect of any immediate increase in the price of the Company's Common Stock following grant is minimal.

The Board of Directors has delegated to the CEO and CFO limited authority to approve equity award grants to non-officer employees pursuant to the terms of the 2007 Equity Plan, and subject to the provisions of pre-determined guidelines. Specifically, with respect to non-officer employees, our annual focal awards will be granted on or about the first business day of our July quarter of each year, and other equity awards will generally be granted on the 10th day of the month, or if such day is not a business day, the first business day thereafter that the Company's stock is traded. The Compensation Committee is responsible for determining and granting all equity awards to executive officers.

Under the 2007 Equity Plan, the exercise price of options and stock appreciation rights may not be less than 100% of the closing price of the shares underlying such options and stock appreciation rights on the date of grant.

Claw-Back Policy

The Board has adopted a policy for seeking the return (claw-back) from executive officers of compensation to the extent such amounts were paid due to financial results that later had to be restated. The policy provides that to the extent the Board, or any Committee thereof, and the Company, in their discretion, determine appropriate, the Company may require reimbursement of all or a portion of any bonus, incentive payment, commission, equity-based award or other compensation granted to and received by or for an elected officer beginning in fiscal 2009, where: (1) the compensation was predicated upon achieving certain financial results that were subsequently the subject of a substantial restatement of Company financial statements filed with the SEC; (2) the Board (or a Committee thereof), in its sole discretion, determines the elected officer engaged in intentional misconduct that was directly responsible for the substantial restatement; and (3) less compensation would have been paid to the elected officer based upon the restated financial results.

Stock Ownership Guidelines

We have adopted stock ownership guidelines for our officers, including the named executive officers to align more closely the interests of our officers with those of our stockholders. In fiscal 2011, the ownership guideline applicable to the CEO was 50,000 shares and the guideline applicable to other executive officers, including the named executive officers, was 15,000 shares. Executive officers holding such positions on the date our guidelines were adopted must meet these ownership requirements by June 1, 2011 and new executive officers must meet these guidelines within five years after such individual's receipt of his or her initial grant. Both our CEO and CFO have met the stock ownership requirements and all other executive officers are otherwise in compliance with the guidelines.

Policy Against Short Sales, Other Put-Equivalent Investment and Margin Accounts

All employees, including the named executive officers, are subject to our Insider Trading Policy. In November 2009, we amended our Insider Trading Policy to prohibit any employee from engaging in short sales or entering into any transaction, investment or arrangement that is intended or may be expected to increase in value on the basis of any decrease in value of any of our shares of Common Stock (such as buying "put" options). In addition, the policy prohibits any employee from holding shares of our Common Stock in a margin account or pledging shares of our Common Stock.

Tax and Accounting Treatment of Compensation

In our review and establishment of compensation programs and payments, we consider, but do not place great emphasis on, the anticipated accounting and tax treatment of our compensation programs. While we do consider the accounting and tax treatment, these factors alone are not dispositive. Among other factors that receive greater consideration are the net costs to the Company and our ability to effectively administer executive compensation arrangements which are in the short and long-term interests of stockholders. The Compensation Committee seeks to maintain flexibility and judgment in compensating executive officers in a manner designed to promote varying corporate goals and therefore, has not adopted a policy with respect to the tax or accounting treatment of compensation.

It is our policy generally to qualify compensation paid to named executive officers for deductibility under Section 162(m) of the Tax Code. Section 162(m) of the Tax Code places a limit of $1,000,000 on the amount of compensation that the Company may deduct in any one year with respect to each of its CEO and next three most highly paid executive officers (other than its CFO, referred to in the Tax Code as "covered persons"). Our stockholder-approved equity plans are qualified so that awards of stock options and performance based RSUs under these plans may constitute performance-based compensation not subject to the limit under Section 162(m) of the Tax Code. A portion of the cash payments we make under the 2011 Incentive Plan may not be deductible under Section 162(m) of the Tax Code. The Compensation Committee intends to continue to evaluate the effects of the Tax Code and related U.S. Treasury regulations and the advisability of qualifying its executive compensation for deductibility of such compensation. To maintain flexibility in compensating executive officers in a manner designed to promote varying corporate goals, however, the Compensation Committee has not adopted a policy that all compensation payable to a covered person must be deductible on the Company's federal income tax returns.

We account for equity compensation paid to our employees and non-employee directors in accordance with FASB ASC Topic 718, which requires us to estimate and record expense for each award of equity compensation over the service period of the award.

Risk Analysis of Compensation Programs

The Compensation Committee considers potential risks when reviewing and approving compensation programs. The Compensation Committee, in cooperation with management reviewed the Company's existing compensation programs and believes that the mix and design of the elements of such programs does not encourage management to assume excessive risks and accordingly are not reasonably likely to have a material adverse effect on the Company. Our programs have been balanced to focus on both short-term and long-term financial and operational performance through prudent business judgment and appropriate, measured risk-taking.

Our incentive cash compensation program is designed to reward financial and management performance in areas considered critical to short- and long-term success of the Company. The cash incentive plan for our named executive officers is based on a combination of corporate financial metrics and individualized strategic goals. The financial metric component is based on multiple financial metrics which counterbalance each other, decreasing the likelihood that executives will pursue any one metric to the detriment of overall financial performance. The SOR Component is designed to measure and reward increases in the Company's share of revenue as compared to benchmark programmable logic device companies, and the OP Component is designed to reward improvements in the Company's operating profit. The Growth Component is designed to measure and reward increases in the Company's revenue growth year over year. All of these metrics limits the ability of an executive to be rewarded for taking excessive risk on behalf of the Company by, for example, seeking revenue enhancing opportunities at the expenses of profitability. In addition, caps on recovery apply to all components except for the operating profit component. Both the SOR Component and Growth Component are capped at 200% and the Strategic Component is capped at 150%. The OP Component, while uncapped, may only increase linearly above 100%. These limitations and caps eliminate the risk of uncapped cash bonus opportunities and unjustified bonus payments. Finally, the Board has also adopted a clawback policy (as discussed above) whereby the Company would seek a return (claw-back) from executive officers of compensation to the extent such amounts were paid due to financial results that later had to be restated. The individual strategic goals for the CEO are reviewed and approved by the Board of Directors and the individual strategic goals for each of the named executive officers are reviewed and approved by the CEO. Furthermore, payment for the cash incentive bonus for our named executive officers (other than our CEO) is approved by the Compensation Committee. This multi-layer approval process in the goal-setting and payment approval process reduces the risk of improper awards.

Our equity incentive program is designed to promote long-term performance. It contains a mix of stock options, restricted stock units and performance share units. The stock options vest monthly over a period of four years. Since options generate value if the stock price appreciates from the date of grant, this award provides incentives to promote behavior that is aligned with stockholder interests over the long term. Restricted stock units vest annually over a four-year vesting schedule and since restricted stock retains value even in a depressed market, employees are usually incentivized to enhance its value. The named executive officers typically received stock option grants on an annual basis, while the restricted stock units are generally reserved for non-executive employees. The Company has also adopted stock ownership guidelines which further aligns executives with stockholder interests and promotes long term focus on Company growth. Therefore, the Compensation Committee believes that these equity awards do not encourage unnecessary or excessive risk taking since equity awards are subject to long-term vesting schedules and the ultimate value of the awards is tied to the appreciation of the Company's stock price. This helps ensure that executives have significant value tied to long-term stock price performance.

The Company has also adopted corporate policies to encourage diligence, prudent decision-making and oversight during the goal-setting and review process. The processes that are in place to manage and control risk include:

- The Compensation Committee approves the benchmark competitors for the SOR Component and the OP Component. The OP Component is the same for both the executives and non-executives in the Company and is based on the Company's overall financial plan thereby aligning all employees towards the same financial metrics.
- The Compensation Committee sets the financial metrics at reasonable levels in light of past performance and market conditions.
- Approval of payments under the incentive cash compensation program is subject to the approval of the Board of Directors, in the case of our CEO, or the Compensation Committee, in the case of our other named executive officers.
- The Compensation Committee retains discretion in administering all awards and in determining performance achievement.

The Company has implemented a number of effective controls such as the Code of Conduct, a claw-back policy and quarterly sub-certification process for all executives in order to mitigate the risk of any unethical behavior.

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with the management of the Company and, based on such review and discussion, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement and, through incorporation by reference from this proxy statement, the Company's Annual Report on Form 10-K for the fiscal year ended April 2, 2011.

The Compensation Committee
—J. Michael Patterson, Chairman
—Philip T. Gianos
—Elizabeth W. Vanderslice

The following non-employee members of the Board participated in the review, discussions and recommendations with respect to the compensation of the CEO.

—Philip T. Gianos
—John L. Doyle
—Jerald G. Fishman
—William G. Howard, Jr.
—J. Michael Patterson
—Albert A. Pimentel
—Marshall C. Turner
—Elizabeth W. Vanderslice

The foregoing Report of the Compensation Committee of the Board of Directors is not "soliciting material," is not deemed "filed" with the SEC and is not to be incorporated by reference in any filing of Xilinx under the Securities Act of 1933, as amended (the "Securities Act,") or under the Exchange Act, whether made before or after the date of this proxy statement and irrespective of any general incorporation language in any such filing.

Summary Compensation Table

The following table provides compensation information for the named executive officers.

Name and Position	Year	Salary ($)	Bonus ($)	Stock Awards (1) ($)	Option Awards (1) ($)	Non-Equity Incentive Plan Compensation (2) ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation (3) ($)	Total ($)
Moshe N. Gavrielov	2011	700,000	—	—	2,351,650	1,074,150	—	—	4,125,800
President and Chief Executive Officer	2010	606,667	—	—	1,969,800	656,250	—	—	3,232,717
	2009	700,000	—	—	—	389,375	—	—	1,089,375
Jon A. Olson (4)	2011	460,000	—		739,090	498,525	—	3,733	1,701,348
Senior Vice President, Finance	2010	414,000	—	—	562,800	323,438	—	4,500	1,304,738
and Chief Financial Officer	2009	460,000	—	—	442,896	184,575	—	6,750	1,094,221
Victor Peng (4)	2011	400,000	—	—	638,305	415,500	—	2,250	1,456,055
Senior Vice President, Programmable	2010	360,000	—	—	506,520	259,500	—	6,649	1,132,669
Platforms Development	2009	388,000	100,000(5)	500,200	1,251,200	142,581	—	3,750	2,385,731
Vincent F. Ratford	2011	360,000	—	141,750(6)	608,507	373,950	—	—	1,484,207
Senior Vice President, Worldwide	2010	324,000	—	—	450,240	249,750	—	—	1,023,990
Marketing and Business Development	2009	342,500	—	—	441,600	144,032	—	—	928,132
Frank A. Tornaghi	2011	360,000	—	—	537,520	368,550	—	3,900	1,269,970
Senior Vice President,	2010	324,000	—	—	450,240	253,125	—	4,500	1,031,865
Worldwide Sales	2009	360,000	36,180(5)	—	221,448	140,063	—	5,250	762,941

(1) Amounts shown do not reflect compensation actually received by the named executive officer. Instead, the amounts shown reflect the grant date fair value for stock awards granted in fiscal 2011 as determined pursuant to FASB ASC Topic 718. These compensation costs as they relate to stock awards reflect costs associated with stock awards granted in and prior to fiscal 2011. These compensation costs as they relate to option awards reflect option awards granted in and prior to fiscal 2011.

(2) Amounts represent bonuses earned for services rendered in fiscal 2011 under the 2011 Executive Incentive Plan.

(3) Unless otherwise indicated, the amounts in this column consist of Company contributions during the applicable fiscal year under its 401(k) Plan. The Company's 401(k) Plan provides for a $4,500 matching program that is calculated on a calendar year basis. In order to provide the relevant contributions for our fiscal year, the contributions shown in the table overlap two calendar years.

(4) Named executive officer participates in the Company's non-qualified deferred compensation plan. For more information about this plan see the section below entitled "Deferred Compensation Plan." (5) Represents amount of cash bonus paid to the executive as a hiring incentive.

(6) In recognition of the significant contributions made by Mr. Ratford during the year, in December 2010, in addition to his annual focal stock grant, the Compensation Committee awarded Mr. Ratford a stock option grant for 10,000 shares and a grant of 5,000 RSUs.

Grants of Plan-Based Awards for Fiscal 2011

The following table provides information on equity and non-equity awards granted to our named executive officers during fiscal 2011.

Name	Approval Date	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards (1) Threshold ($)	Target ($)	Maximum ($)(2)	All Other Stock Awards: Number of Shares of Stock or Units (#)(3)	All Other Option Awards: Number of Securities Underlying Options (#)(4)	Exercise Or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)(5)
Moshe N. Gavrielov	5/12/10	7/6/10	—	—	—	—	350,000	25.39	2,351,650
	5/12/10	—	0	770,000	—	—	—	—	—
Jon A. Olson	5/12/10	7/6/10	—	—	—	—	110,000	25.39	739,090
	5/12/10	—	0	345,000	—	—	—	—	—
Victor Peng	5/12/10	7/6/10	—	—	—	—	95,000	25.39	638,305
	5/12/10	—	0	300,000	—	—	—	—	—
Vincent F. Ratford	5/12/10	7/6/10	—	—	—	—	80,000	25.39	537,520
	11/11/10	1/10/11	—	—	—	—	10,000	30.21	70,987
	11/11/10	1/10/11	—	—	—	5,000	—	—	141,750
	5/12/10	—	0	270,000	—	—	—	—	—
Frank A. Tornaghi	5/12/10	7/6/10	—	—	—	—	80,000	25.39	537,520
	5/12/10	—	0	270,000	—	—	—	—	—

(1) All actual payouts were made under the fiscal 2011 Executive Incentive Plan and are disclosed in the Summary Compensation Table in the column entitled "Non-Equity Incentive Plan Compensation." (2) The 2011 Equity Incentive Plan does not provide for a limit on the maximum payout under the Operating Profit Component and therefore a maximum payout is not calculable.

(3) This column represents awards of RSUs granted under our 2007 Equity Plan.

(4) Each option reported in this column was granted pursuant to the 2007 Equity Plan, has a seven-year term and vests over a period of four years from the date of grant in equal monthly increments, subject to continued employment with the Company. The exercise price of each option is equal to 100% of the closing price of the shares underlying the options on the date of grant. The option awards reported in this column are also reflected in the Summary Compensation Table.

(5) The value of an award is based on the aggregate grant date fair value as of the grant date of such award determined pursuant to FASB ASC Topic 718. The exercise price for all options granted to the named executive officers is 100% of the fair market value of the shares on the grant date. Regardless of the value placed on an award on the grant date, the actual value of the award will depend on the market value of the Company's Common Stock at such date in the future when the option is exercised or the stock award is settled. For RSUs, that number is calculated by multiplying (x) the fair market value of our common stock on the date of grant by (y) the number of units awarded.

Outstanding Equity Awards at Fiscal Year-End 2011

The following table provides information on outstanding stock options and RSUs held by the named executive officers as of April 2, 2011.

	Option Awards						Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Grant Date	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested(1) (#)	Market Value of Shares or Units of Stock That Have Not Vested(2) ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested(3) (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested(2) (#)
Moshe N. Gavrielov...	593,749	156,251	—	20.46	01/07/08	01/07/15(4)	—	—	—	—
	153,125	196,875	—	20.57	07/01/09	07/01/16(5)	—	—	—	—
	58,333	291,667	—	25.39	07/06/10	07/06/17(5)	—	—	—	—
Jon A. Olson.............	200,000	—	—	25.66	06/27/05	06/27/15(6)	—	—	—	—
	80,000	—	—	22.80	07/03/06	07/03/16(7)	—	—	—	—
	52,735	3,515	—	26.97	07/02/07	07/02/14(5)	—	—	—	—
	—	—	—	—	07/02/07	—	—	—	5,501	176,857
	41,250	18,750	—	24.29	07/01/08	07/01/15(5)	—	—	—	—
	43,750	56,250	—	20.57	07/01/09	07/01/16(5)	—	—	—	—
	18,333	91,667	—	25.39	07/06/10	07/06/17(5)	—	—	—	—
Victor Peng...............	120,416	49,584	—	26.34	05/12/08	05/12/15(4)	—	—	—	—
	—	—	—	—	05/12/08	—	10,000	321,500	—	—
	39,375	50,625	—	20.57	07/01/09	07/01/16(5)	—	—	—	—
	15,833	79,167	—	25.39	07/06/10	07/06/17(5)	—	—	—	—
Vincent F. Ratford......	21,070	—	—	25.84	03/14/06	03/14/16(6)	—	—	—	—
	7,000	—	—	22.80	07/03/06	07/03/16(7)	—	—	—	—
	50,000	10,000	—	23.02	11/12/07	11/12/14(5)	—	—	—	—
	—	—	—	—	11/12/07	—	1,667	53,594	—	—
	42,500	17,500	—	26.34	05/12/08	05/12/15(5)	—	—	—	—
	35,000	45,000	—	20.57	07/01/09	07/01/16(5)	—	—	—	—
	13,333	66,667	—	25.39	07/06/10	07/06/17(5)	—	—	—	—
	416	9,584	—	30.21	01/10/11	01/10/18(5)	—	—	—	—
	—	—	—	—	01/10/11	—	5,000	160,750	—	—
Frank A. Tornaghi......	62,437	18,563	—	21.98	02/11/08	02/11/15(4)	—	—	—	—
	—	—	—	—	02/11/08	—	2,250	72,337	—	—
	20,625	9,375	—	24.29	07/01/08	07/01/15(5)	—	—	—	—
	35,000	45,000	—	20.57	07/01/09	07/01/16(5)	—	—	—	—
	13,333	66,667	—	25.39	07/06/10	07/06/17(5)	—	—	—	—

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(1) Vesting of RSUs is time-based. RSUs vest in equal annual installments over a period of four years, subject to continued employment with the Company.

(2) Market value is computed by multiplying the closing price of the Company's stock on the last trading day of the fiscal year by the number of shares reported in the adjacent column. The last trading day for fiscal 2011 was April 1, 2011. The closing price of the Company's stock on April 1, 2011 was $32.15.

(3) In fiscal 2008, performance-based RSUs were awarded to certain named executive officers. The RSUs were granted under the 2007 Equity Plan and vest in annual installments over a period of four years from the date of grant. The number of RSUs vesting, if any, on each annual vesting date depends on the extent to which the performance goal is satisfied. If the performance goal is less than 100% satisfied, only a pro-rated portion of the RSU, if any, will vest on the annual vesting date and the unvested shares for that year will carry over to the next annual vesting date, but cannot carry over beyond that if the performance target is not met. The performance goal for each vesting date is based on the average operating margin percentage achieved by the Company over the two-year period ending on the last day of the Company's most recently completed fiscal year, as compared to the average operating margin percentage of 20 other companies in the logic-based semiconductor industry identified by the Compensation Committee. In order to achieve 100% of the annual vesting amount, the Company must achieve a ranking status in the top one-third of the companies identified by the Compensation Committee. The next and last potential vesting date for these performance-based RSUs is July 2, 2011, and the remaining unvested shares set forth in this column may vest on that date.

(4) The stock option vests and becomes exercisable over a period of four years, with 25% of the shares subject to the option vesting six years prior to the expiration date reported for such option in the table above, which is also the first anniversary of the date of grant (the "Initial Vesting Date"), and the remainder of the shares vesting in equal monthly increments over the three years following the Initial Vesting Date, subject to continued employment with the Company.

(5) The stock option vests and becomes exercisable over a period of four years, with the shares subject to the option vesting in equal monthly increments beginning on the date seven years prior to the expiration date reported for such option in the table, subject to continued employment with the Company.

(6) The stock option vests and becomes exercisable over a period of four years, with 25% of the shares subject to the option vesting nine years prior to the expiration date reported for such option in the table which is also the first anniversary of the date of grant (the "Initial Vesting Date"), and the remainder of the shares vesting in equal monthly increments over the three years following the Initial Vesting Date, subject to continued employment with the Company.

(7) The stock option vests and becomes exercisable over a period of four years, with the shares subject to the option vesting in equal monthly increments beginning on the date ten years prior to the expiration date reported for such option in the table below, subject to continued employment with the Company.

Option Exercises and Stock Vested for Fiscal 2011

The following table provides information on stock option exercises and the value realized upon exercise, and all stock awards vested and the value realized upon vesting, by the named executive officers during fiscal 2011.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting (1) ($)
Moshe N. Gavrielov	—	—	—	—
Jon A. Olson	—	—	5,499	139,290
Victor Peng	—	—	5,000	128,450
Vincent F. Ratford	—	—	1,667	44,409
Frank A. Tornaghi	—	—	2,250	76,005

(1) The value realized upon vesting is the sum realized by multiplying the number of shares of stock by the market value of the underlying shares on the vesting date.

Deferred Compensation Plan

The Company maintains an unfunded, nonqualified deferred compensation plan which allows our employees in director-level and above positions, including our named executive officers, as well as members of the Board, to voluntarily defer receipt of a portion or all of their salary, cash bonus payment and/or sales incentive payment or directorship fees, as the case may be, until the earliest "distribution event" (e.g. specific date, termination of employment, death or change of control) elected by the participants or provided for by the plan, thereby allowing the participating employees and Directors to defer taxation on such amounts. Distributions may be made in a lump sum payment or in installments (not to exceed 15 years). This deferred compensation plan is offered in order to allow participants to defer more compensation than they would otherwise be permitted to defer under a tax-qualified retirement plan, such as our 401(k) Plan. Further, the Company offers the deferred compensation plan as a competitive practice to enable it to attract and retain top talent by providing employees with an opportunity to save in a tax efficient manner.

Amounts credited to the deferred compensation plan consist only of cash compensation that has been earned and payment of which has been timely and properly deferred by the participant. Under the deferred compensation plan, the Company is obligated to deliver on a future date the deferred compensation credited to the relevant participant's account, adjusted for any positive or negative notional investment results from hypothetical investment alternatives selected by the participant under the deferred compensation plan (the "Obligations"). The Obligations are unsecured general obligations of the Company and rank in parity with other unsecured and subordinated indebtedness of the Company.

In addition, the Company, acting through the Board, may make discretionary contributions to the accounts of one or more deferred compensation plan participants. In fiscal 2011, there were no discretionary contributions made by the Company to the deferred compensation plan accounts, and we do not guarantee minimum returns to any participant in the deferred compensation plan. We incur only limited administration expenses to maintain the deferred compensation plan. The deferred compensation plan is evaluated for competitiveness in the marketplace from time to time, but the level of benefits provided is not typically taken into account in determining an executive's overall compensation package for a particular year.

Nonqualified Deferred Compensation for Fiscal 2011

The following table provides information on non-qualified deferred compensation for the named executive officers during fiscal 2011.

Name	Executive Contributions in Last FY(1) ($)	Registrant Contributions in Last FY ($)	Aggregate Earnings in Last FY ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)
Moshe N. Gavrielov..........	—	—	—	—	—
Jon A. Olson	254,294	—	284,993	—	2,105,984
Victor Peng	—	—	29,252	—	232,782
Vincent F. Ratford	252,113	—	34,438	—	420,147
Frank A. Tornaghi............	—	—	—	—	—

(1) Amounts in column consist of salary and/or bonus earned during fiscal 2011, which is also reported in the Summary Compensation Table.

Potential Payments upon Termination or Change in Control

As described above in the section entitled "Compensation Discussion and Analysis — Employment and Separation Agreements with Named Executive Officers," the Company maintains employment letter agreements with certain of our named executive officers. The narrative and tables that follow describe potential payments and benefits to such executives under their existing employment letter agreements, including payments and benefits that would be due to them in connection with the occurrence of a change in control, assuming their employment terminated and the change in control occurred on April 1, 2011, the last business day of the Company's fiscal year.

Employment Letter Agreement with Moshe N. Gavrielov. Under an employment letter agreement that we entered into with Mr. Gavrielov on January 4, 2008, if the Company terminates Mr. Gavrielov's employment at any time due to disability or other than for "cause" or if Mr. Gavrielov voluntarily terminates his employment for "good reason" (in each case, as defined in his agreement and described below in the section entitled "Definitions of Good Reason, Cause and Change in Control") then subject to Mr. Gavrielov's execution of a release of claims in favor of the Company, he will be eligible for: (i) one year of his base salary; (ii) one year of his target bonus; (iii) one year of medical and dental insurance; (iv) a pro rata portion of his bonus for the fiscal year during which his employment was terminated; and (v) 24 months accelerated vesting of all equity grants received from the Company prior to his termination of employment.

Potential Payments upon Termination of Mr. Gavrielov's Employment. Under his employment agreement, Mr. Gavrielov will receive certain compensation in the event we terminate his employment, as set forth above. Assuming the Company terminated Mr. Gavrielov without cause on April 2, 2011, Mr. Gavrielov would have received the following severance benefits under his employment agreement: (i) a lump sum payment of $700,000, consisting of his annual base salary for fiscal 2011, (ii) a lump sum payment of $770,000, consisting of his target bonus for fiscal 2011, (iii) Company paid COBRA coverage for 12 months valued at $25,013, (iv) a lump sum payment of $689,150, the pro rata portion of his bonus for the fiscal year during which his employment was terminated, and (v) acceleration of the vesting of 24 months of stock options to purchase an aggregate of 489,585 shares of Common Stock. Based on the difference between the weighted average exercise price of the options and $32.15, the closing price of our Common Stock on April 1, 2011, the net value of these options would be $4,839,644. The table below calculates all payments to be made to Mr. Gavrielov in connection with such termination:

Annual Base Salary	Annual Target Bonus	Pro Rata Portion of Target Bonus	Medical and Dental Insurance	Value of Options	Total
$700,000	$770,000	$689,150	$25,013	$4,839,644	$6,334,657

Employment Letter Agreement with Jon A. Olson. Under an employment letter agreement that we entered into with Mr. Olson on June 2, 2005, and amended on February 14, 2008, in the event the Company experiences a "change in control" and Mr. Olson is terminated without "cause" (in each case, as defined in his agreement and described below in the section entitled "Definitions of Good Reason, Cause and Change in Control") within one year of such change in control of the Company, and subject to Mr. Olson's execution of a release of claims in favor of the Company, he will be eligible for one year of each of: (i) his base salary, (ii) his target bonus, (iii) medical and dental insurance and (iv) accelerated vesting of equity grants received from the Company prior to such termination of employment.

Potential Payments upon Change in Control and Termination of Mr. Olson's Employment. Under his employment agreement, Mr. Olson will receive certain compensation as set forth above. Assuming the Company had experienced a change in control and Mr.

Olson's employment had terminated without cause on April 2, 2011, Mr. Olson would have received the following severance benefits under his employment agreement: (i) a lump sum payment of $460,000, consisting of his annual base salary for fiscal 2011, (ii) a lump sum payment of approximately $345,000, consisting of his target bonus for fiscal 2011, (iii) Company paid COBRA coverage for 12 months valued at $25,013, (iv) acceleration of the vesting of one (1) additional year of stock options to purchase an aggregate of 69,843 shares of Common Stock that were in-the-money as of April 2, 2011, and (v) acceleration of the vesting of one (1) year of 5,501 RSUs. Based on the difference between the weighted average exercise price of the options and $32.15, the closing price of our Common Stock on April 1, 2011, the net value of the stock options would be $605,437. The net value of the RSUs would be $176,857. The table below calculates all payments to be made to Mr. Olson in connection with such termination:

Annual Base Salary	Annual Target Bonus	Medical and Dental Insurance	Value of Options	Value of RSUs	Total
$460,000	$345,000	$25,013	$605,437	$176,857	$1,612,307

Definitions of Good Reason, Cause and Change in Control. Under Mr. Gavrielov's employment letter agreement, the following events would constitute "Good Reason:" (i) a reduction of 10% or more in his base compensation, target bonus opportunity or guaranteed bonus; (ii) a material reduction in his authority, duties or responsibilities; (iii) his no longer being CEO; or (iv) a relocation of the Company's headquarters outside of the San Francisco Bay Area; provided that Mr. Gavrielov has given the Company notice of, and the Company has failed to cure, the event giving rise to Good Reason and Mr. Gavrielov's employment terminates within six months of the occurrence of such event.

"Cause" under Mr. Gavrielov's employment letter agreement includes: (i) continued neglect of or willful failure or misconduct in the performance of his duties; (ii) a material breach of the Company's Proprietary Information and Inventions Agreement, Code of Conduct or other policies; (iii) fraud, embezzlement or material misappropriation; (iv) conviction of, or entry of a plea of no contest or nolo contendere to a felony; or (v) any continued willful and wrongful act or omission that materially injures the financial condition or business reputation of the Company and its subsidiaries; subject in certain of the above cases to applicable notice and cure periods.

The Company will have "Cause" to terminate Mr. Olson's employment if he: (i) engages in financial fraud or embezzles property of the Company or any of its subsidiaries; (ii) fails to pay an obligation owed to the Company; (iii) breaches a fiduciary duty or deliberately disregards Company policies, which results in loss to the Company; (iv) engages in any activity for any competitor of the Company or any of its subsidiaries; (v) discloses any confidential information or trade secret, or engages in the theft of any trade secret, of the Company or any of its subsidiaries; or (vi) violates securities, antitrust, unfair competition or other laws or otherwise engages in conduct that puts the Company or any of its subsidiaries at substantial risk of violating such laws.

A "Change in Control" will be deemed to have occurred under Mr. Olson's agreement in the event: (i) any person or group acquires more than 50% of the fair market value or voting power of the Company's shares (however, if any one person or more than one person acting as a group, is considered to own more than 50% of the total fair market value or total voting power of the shares of Common Stock of the Company, then the acquisition of additional shares by that person or persons will not be considered to cause a "Change in Control"); (ii) a change in the majority of the members of the board of directors during any 12-month period unless such change is endorsed by a majority of the board members serving prior to the change; or (iii) any person or group acquires all or substantially all of the assets of the Company.

Other than those described above, none of the other named executive officers have severance or change in control agreements with the Company. The Company has not provided any executive officer with a gross-up or other reimbursement for tax amounts the executive might pay pursuant to Section 280G.

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

The Audit Committee oversees the Company's financial reporting process on behalf of the Board. It assists the Board in fulfilling its oversight responsibilities to the stockholders relating to the Company's financial statements and the financial reporting process, the systems of internal accounting and financial controls, and the audit process. While the Audit Committee sets the overall corporate tone for quality financial reporting, management has the primary responsibility for the preparation, presentation and integrity of the Company's financial statements and implementation of the reporting process including the systems of internal controls and procedures designed to reasonably assure compliance with accounting standards, applicable laws and regulations. In accordance with the law, the Audit Committee has ultimate authority and responsibility to select, compensate, evaluate and, when appropriate, replace the Company's independent auditors. The Charter of the Audit Committee can be found at www.investor.xilinx.com under "Corporate Governance."

The Company's external auditors, Ernst & Young LLP, are responsible for performing an independent audit of the Company's consolidated financial statements in accordance with generally accepted auditing standards and expressing opinions on the conformity of the Company's audited financial statements to generally accepted accounting principles in the United States and the effectiveness of the Company's internal control over financial reporting. In carrying out its responsibilities, the Audit Committee has the power to retain outside counsel or other experts and is empowered to investigate any matter with full access to all books, records, facilities and personnel of the Company. The Audit Committee members are not professional accountants or auditors, and their functions are not intended to duplicate or certify the activities of management and the independent auditors.

In fulfilling its oversight responsibilities, the Audit Committee reviewed the audited consolidated financial statements for the fiscal year ended April 2, 2011 with management and Ernst & Young LLP, including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of disclosures in the financial statements. The Audit Committee also discussed with Ernst & Young LLP, matters required to be discussed by Statement on Auditing Standards No. 61 as amended (AICPA, *Professional Standards*, Vol. 1. AU section 380), as adopted by the Public Company Accounting Oversight Board (PCAOB) in Rule 3200T. In addition, the Audit Committee has received and reviewed the written disclosures and the letter from Ernst & Young LLP required by applicable requirements of the PCAOB regarding the independent accountant's communications with the audit committee concerning independence, and has discussed with them their independence from the Company and its management.

The Audit Committee reviewed and discussed with management its assessment and report on the effectiveness of the Company's internal control over financial reporting as of April 2, 2011. The Audit Committee has also reviewed and discussed with Ernst & Young LLP its audit of and report on the Company's internal control over financial reporting. The Company published these reports in its Annual Report on Form 10-K for the fiscal year ended April 2, 2011.

Based on the reviews and discussions referred to above, the Audit Committee recommended to the Board that the audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended April 2, 2011 for filing with the SEC.

The Audit Committee of the Board of Directors
—John L. Doyle, Chairman
—J. Michael Patterson
—Albert A. Pimentel
—Marshall C. Turner

The foregoing Report of the Audit Committee of the Board of Directors is not "soliciting material," is not deemed "filed" with the SEC and is not to be incorporated by reference in any filing of Xilinx under the Securities Act or under the Exchange Act, whether made before or after the date of this proxy statement and irrespective of any general incorporation language in any such filing.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The members of the Compensation Committee are Philip T. Gianos, J. Michael Patterson and Elizabeth W. Vanderslice. No member of the Compensation Committee is, or was during fiscal 2011, an officer or employee of the Company or any of its subsidiaries or was formerly an officer of the Company or any of its subsidiaries. No member of the Compensation Committee is, or was during fiscal 2011, an executive officer of another company whose board of directors has a comparable committee on which one of the Company's executive officers serves. For further discussion regarding transactions with related parties, see the section above entitled "BOARD MATTERS-Director Independence."

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company's officers and Directors, and persons who own more than 10% of a registered class of the Company's equity securities, to file reports of ownership and changes in ownership of such securities with the SEC. Officers, Directors and greater than 10% beneficial owners are required by applicable regulations to furnish the Company with copies of all Section 16(a) forms they file. To the Company's knowledge, based solely upon a review of the copies of such reports furnished to the Company, and written representations from certain reporting persons that no other reports were required, the Company believes that its officers, Directors and greater-than-10% stockholders complied with all Section 16(a) filing requirements during the 2011 fiscal year.

RELATED TRANSACTIONS

Our Audit Committee is responsible for reviewing and approving all related party transactions. Related parties include any of our Directors or executive officers, certain of our stockholders and their immediate family members. This obligation is set forth in writing in the Audit Committee charter. The Audit Committee reviews related party transactions due to the potential for a conflict of interest. A conflict of interest arises when an individual's personal interest interferes with the Company's interests. All transactions identified through our disclosure controls and procedures as potential related party transactions, or transactions that may create a conflict of interest or the appearance of a conflict of interest, are brought to the attention of the Audit Committee for its review. In reviewing related party transactions, the Audit Committee applies the standards set forth in the Company's Code of Conduct and the Directors' Code of Ethics which provide that Directors, officers and employees are to avoid any activity, investment or association that would cause or even appear to cause a conflict of interest. Copies of the Audit Committee Charter, the Code of Conduct and the Directors' Code of Ethics are available on our website at http://www.investor.xilinx.com under "Corporate Governance." For further discussion regarding transactions with related parties, see the section above entitled "BOARD MATTERS—Director Independence."

In fiscal 2011, our Audit Committee pre-approved our engagement of BlackRock, Inc. ("BlackRock") as an investment manager after determining no conflict of interest would arise as a result of such engagement and we subsequently executed an investment management agreement with BlackRock. At the time we entered into this engagement, BlackRock was the beneficial owner of more than five percent of our outstanding common stock. Based on the number of shares outstanding as of May 13, 2011, BlackRock is no longer a beneficial owner of more than five percent of Xilinx stock. Xilinx has paid BlackRock $93,700 in management fees and has accrued $56,537 for management fees payable to BlackRock pursuant to the investment management agreement identified above.

OTHER MATTERS

As reported by Analog Devices, Inc. ("ADI") in its Form 10-K filed on November 25, 2008, Mr. Fishman and ADI in May 2008 reached a settlement with the SEC concluding the Commission's investigation into ADI's stock option granting practices. Neither Mr. Fishman nor ADI admitted or denied any of the Commission's allegations or findings. The settlement concluded that the appropriate grant dates made by ADI in 1998, 1999 and 2002 should have been, in two instances, one trading day earlier or later and, in one instance, five trading days later. In connection with the settlement, ADI consented to a cease-and-desist order under Section 10(b) of the Exchange Act and Rule 10b-5 thereunder, paid a civil money penalty of $3,000,000, and repriced options granted to Mr. Fishman in 1999 and 2001. Mr. Fishman consented to a cease-and-desist order under Sections 17(a)(2) and (3) of the Securities Act, paid a civil money penalty of $1,000,000, and made a disgorgement payment of $450,000 (plus interest) with respect to options granted in 1998.

The Company knows of no other matters to be submitted to the meeting. If any other matters properly come before the meeting, it is the intention of the persons named in the enclosed proxy card to vote the shares they represent as the Board may recommend.

THE BOARD OF DIRECTORS

Dated: June 21, 2011

BOARD OF DIRECTORS

Philip T. Gianos
Chairman of the Board

Moshe N. Gavrielov
President and Chief Executive Officer

John L. Doyle

Jerald G. Fishman

William G. Howard, Jr.

J. Michael Patterson

Albert A. Pimentel

Marshall C. Turner

Elizabeth W. Vanderslice

CORPORATE OFFICERS

Moshe N. Gavrielov
President and Chief Executive Officer

Ivo Bolsens
Senior Vice President and
Chief Technology Officer

Kevin J. Cooney
Corporate Vice President and
Chief Information Officer

Steven L. Glaser
Corporate Vice President,
Strategic Planning

Scott R. Hover-Smoot
Corporate Vice President,
General Counsel and Secretary

Jon A. Olson
Senior Vice President and
Chief Financial Officer

Victor Peng
Senior Vice President,
Programmable Platforms Development

Raja G. Petrakian
Senior Vice President,
Worldwide Operations

Krishna Rangasayee
Corporate Vice President and
General Manager
Communications Business Unit

Vincent F. Ratford
Senior Vice President,
Worldwide Marketing and
Business Development

Marilyn Stiborek Meyer
Corporate Vice President,
Worldwide Human Resources

Vincent L. Tong
Senior Vice President,
Worldwide Quality and
New Product Introduction

Frank A. Tornaghi
Senior Vice President,
Worldwide Sales

CORPORATE INFORMATION

Common Stock
Xilinx's common stock trades on the NASDAQ Global Select Market under the symbol XLNX.

Our common stock trades on the NASDAQ Global Select Market under the symbol XLNX. As of May 6, 2011, there were approximately 695 stockholders of record. Since many holders' shares are listed under their brokerage firms' names, the actual number of stockholders is estimated by us to be over 90,000.

Dividend Information
Xilinx currently pays a quarterly common stock dividend. Please refer to the Dividend FAQ page on www.investor.xilinx.com for more information regarding our stock dividend program. Xilinx does not currently offer a Dividend Reinvestment or Direct Purchase Program.

Twelve Month Closing Stock Price Range
April 2010 to March 2011: $23.68 - $35.11

Transfer Agent and Registrar
Please send change of address and other correspondence to:

Computershare Trust Company, N.A.
Computershare Investor Services
P.O. Box 43078
Providence, RI 02940-3078
www.computershare.com
Phone: (781) 575-2879

Inquiries Concerning the Company
If you have questions regarding Xilinx's operations, recent results or historical performance, please contact:

Xilinx, Inc.
Investor Relations
2100 Logic Drive
San Jose, CA 95124
www.investor.xilinx.com
Email: ir@xilinx.com

Copies of the Xilinx Annual Report, Form 10-K and Proxy are available to all stockholders without charge.

Independent Auditors
Ernst & Young LLP
San Jose, CA

Annual Meeting
The 2011 Xilinx Annual Meeting of Stockholders will be held on Wednesday, August 10, 2011 at 11:00 a.m. Pacific Daylight Time at Xilinx, Inc., 2050 Logic Drive, San Jose, CA 95124.

Corporate Headquarters

Xilinx, Inc.
2100 Logic Drive
San Jose, CA 95124-3400
United States of America
Tel: (408) 559-7778

European Headquarters

Xilinx Ireland
Logic Drive
Citywest Business Campus
Saggart, County Dublin
Ireland
Tel: (353) 1-464-0311

Asia Pacific Headquarters

Xilinx Asia Pacific Pte. Ltd.
5 Changi Business Park Vista
Singapore 486040
Tel: (65) 6407-3000

www.xilinx.com